1127

07028141

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thunderbird Resorts, Inc.

*CURRENT ADDRESS 12155 Dearborn Place
Poway, CA 92064

**FORMER NAME

BEST AVAILABLE COPY

PROCESSED
NOV 2 3 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35133 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/20/07

PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

August 31, 2007

THUNDERBIRD RESORTS, INC.
12155 DEARBORN PLACE
POWAY, CA 92064
USA

Dear Sirs\Mesdames:

RE: THUNDERBIRD RESORTS, INC. (the "Company")
MAILING ON AUGUST 31, 2007

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid mail to all of the registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Information Circular
- Notice of Meeting
- Proxy*

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

"Yasmin Juma"

Yasmin Juma

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.

Proxy

SPECIAL MEETING OF SHAREHOLDERS OF

THUNDERBIRD RESORTS INC.

TO BE HELD AT 12155 Dearborn Place, Poway, California, 92064, USA
ON THURSDAY, SEPTEMBER 27, 2007, AT 9:00AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, JACK R. MITCHELL, a Director of the Company, or failing this person, ALBERT W. *ATALLAH, a Director of the Company, or in the place of the foregoing,*
(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To pass a resolution to amend the Thunderbird's Memorandum of Association to effect a reverse stock split of the Thunderbird 's common stock at one post-consolidation share for up to each five pre-consolidation shares, which resolution would give the Board of Directors authority to, in its sole discretion, implement the stock split at any time prior to Thunderbird's next annual meeting and the Board of Directors authority to, in its sole discretion, determine not to effect, and abandon, the stock split without further action by the stockholders of Thunderbird.			
2. To pass a resolution to amend the Thunderbird's Memorandum of Association to effect a forward stock split of the Thunderbird 's common stock at up to five post-split shares for each one pre-split share, which resolution would give the Board of Directors authority to, in its sole discretion, implement the stock split at any time prior to Thunderbird's next annual meeting and the Board of Directors authority to, in its sole discretion, determine not to effect, and abandon, the stock split without further action by the stockholders of Thunderbird.			
3. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			

SHAREHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 510 Burrard St., 3rd Floor, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://webvote.pctc.com

THUNDERBIRD RESORTS, INC.

NOTICE OF MEETING
AND
MANAGEMENT
INFORMATION CIRCULAR

FOR

A SPECIAL MEETING
OF SHAREHOLDERS

To Be Held On

September 27, 2007
9:00 a.m.

In

Poway, California

THUNDERBIRD RESORTS, INC.

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the a special meeting of the shareholders (the "**Meeting**") of Thunderbird Resorts, Inc. ("**Thunderbird**") will be held at 12155 Dearborn Place, Poway, California, 92064, on Thursday, September 27, 2007, at the hour of 9:00 a.m., Pacific Standard time, for the following purposes:

1. To consider and if deemed advisable, pass a resolution to amend Thunderbird's Memorandum of Association to grant our Board of Directors authority to, in its sole discretion to effect or abandon without further action by our shareholders to either:
   (a) a reverse stock split of Thunderbird's common shares on the basis of one post-consolidation share for up to each five pre-consolidation shares to occur at some time prior to our next annual general meeting, with the exact amount and time of the reverse split to be determined by the Board of Directors; or
   (b) a forward stock split of Thunderbird's common shares on the basis of up to five post-split shares for each one pre-split share to occur at some time prior to our next annual general meeting, with the exact amount and time of the forward split to be determined by the Board of Directors; and

2. To transact such other business as may properly come before the meeting or any adjournment(s) of the Special Meeting.

This Notice is accompanied by a form of Proxy and Management Information Circular, which sets forth the details of the matters proposed to be put before the meeting. Holders of record of common shares at the close of business on August 24, 2007 are entitled to receive notice of the meeting and will be entitled to vote the common shares except to the extent that (i) the shareholder has transferred any such shares since the close of business on August 24, 2007, and (ii) the transferee of such shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten (10) days before the meeting, by written notice to Thunderbird, that the transferee's name be included on the list of holders of shares entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the meeting.

DATED this 29th day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS,

Jack R. Mitchell
President and Chief Executive Officer

If you cannot be present to vote in person at the Meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided. Reference is made to the accompanying Management Information Circular for further information regarding completion and use of the proxy and other information pertaining to the Meeting.

TABLE OF CONTENTS

THUNDERBIRD RESORTS, INC.
INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular, dated as of August 29, 2007, is furnished in connection with the solicitation of proxies by the management of Thunderbird Resorts, Inc. ("Thunderbird") for use at a Special Meeting of the Shareholders of Thunderbird (the "Meeting") to be held on Thursday, September 27, 2007 at the place and time and for the purpose set forth in the Notice of Special Meeting and at any adjournments thereof. Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by directors, officers or regular employees of Thunderbird. The cost of any solicitation will be borne by Thunderbird.

Who Can Vote, Record Date and Voting Shares

The Board of Directors of Thunderbird has fixed the close of business on August 24, 2007 as the record date for the purposes of determining the holders of common shares entitled to receive notice of and to vote at the Meeting (the "**Record Date**"). In accordance with the provisions of the BVI Business Companies Act, 2004, as amended, Thunderbird has requested its transfer agent to prepare a list of the holders of common shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his or her name on the list at the Meeting, except to the extent that:

(a) the Shareholder has transferred any of his or her common shares after the date on which the list was prepared; and

(b) the transferee of those common shares produces properly endorsed share certificates or otherwise establishes that he or she owns such common shares and demands not later than ten (10) days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her common shares at the Meeting.

As of the Record Date, Thunderbird had 27,658,674 common shares ("**Common Shares**") issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. In order to be effective, each ordinary resolution to be submitted to Shareholders at the Meeting must be approved by the affirmative vote of at least 50% plus one of the votes cast thereon and each special resolution must be approved by the affirmative vote of at least 66% of the votes cast thereon.

How You Can Vote

If you are a registered shareholder (i.e. your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this management proxy Information Circular.

Appointment of Proxyholder

The persons named in the accompanying form of proxy are the President and Director, or failing him, a representative of Thunderbird. **You may also appoint some other person (who need not be a shareholder of Thunderbird) to represent you at the Meeting either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.**

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet.

Submitting a proxy by mail or fax or over the Internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of Thunderbird named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must, then, be returned to Thunderbird's transfer agent, Pacific Corporate Trust Company, by fax: (604) 689-8144, by mail or by hand at their offices at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, at anytime, up to and including 9:00 a.m. (Pacific Coastal Time) on September 25, 2007.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone require a touch-tone telephone. The telephone number to call is 1-888-835-8683. Shareholders must follow the instructions, use the form of proxy received from Thunderbird and provide the ID and Code numbers located beside their name on the proxy form on the lower left-hand side. If the ID and Code numbers are not on the proxy form, they will be on the back of the flyer enclosed with this Information Circular. Instructions are then conveyed by use of the touch-tone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the website: http: //www. stocktronics.com/webvote.

Registered shareholders must then follow the instructions and refer to the proxy form received from Thunderbird which contains the ID and Code numbers, located on the proxy form. Voting instructions are then conveyed electronically by the shareholder to Thunderbird over the Internet.

Non-registered shareholders, that is, those whose shares are held in "nominee" name, usually banks, trust companies, securities brokers or other financial institutions, will be provided with voting instructions by the nominee. Please see further instructions above under the heading "Advice to Beneficial Holders of Common Shares" below.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of Thunderbird, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (the "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of Thunderbird as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of Thunderbird. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Thunderbird. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (**"Broadridge"**) in the United States and in Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a Broadridge proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge, as the case may be, well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent), in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request, in writing, that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

Revocation of Proxies

You may revoke your proxy by:

- delivering, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, a written notice of revocation duly executed to Pacific Corporate Trust Company at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9 or to the head offices of Thunderbird at 12155 Dearborn Place, Poway, California, 92064; or
- advising the Chairman of the Meeting that you are voting in person at the Meeting; or
- any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

- each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors;
- any amendment to or variation of any matter identified in the proxy; and
- any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your shares will be voted for the approval of such matter.

As of the date of this Information Circular, management of Thunderbird knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee intends to vote thereon, in accordance with the nominee's best judgment.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Thunderbird. All costs of this solicitation will be borne by Thunderbird.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and officers of Thunderbird, as of the date of this Information Circular, the only persons or companies who beneficially own, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of Thunderbird are as follows:

Shares Owned Name and Municipality of Residence	No. of Common Shares Outstanding or Controlled	Percentage of Common Shares[(1)]
CDS & Co. NCI Account 25 The Esplande P.O. Box 1038 STN A Toronto, Ontario M5W 1G5[(2)]	17,775,714	64.26%

Notes: (1) Based on 27, 658, 674 common shares issued and outstanding as of August 24, 2007.
(2) CDS & Co. is a depository trust company for various Canadian brokerage firms.

The only shares issued and outstanding in the capital of Thunderbird are the Common Shares. As of the Record Date, the directors and senior officers, as a group, beneficially own, directly or indirectly, and control 2,645,632 common Shares which represent approximately 9.5%of the issued Common Shares of Thunderbird. These directors and officers also hold stock options exercisable for up to 2,466,296 additional common shares of Thunderbird. The Company has 4,493,162 stock options reserved for issuance. The Company has also granted 520,413 warrants to MRG Entertainment effective December 2002.

The directors and senior officers of Thunderbird have no knowledge of any other person who beneficially owns, directly or indirectly, voting securities of Thunderbird carrying more than 10% of the voting rights attached to all securities of Thunderbird. However, this information is not reasonably within the power of the directors and senior officers to ascertain or procure for a number of reasons, including the fact that many persons who appear as registered shareholders are in fact not the beneficial holders of the shares and many persons who become beneficial owners of Thunderbird's shares do not register such shares in their name.

BUSINESS OF THE MEETING

GENERAL

The Board of Directors of Thunderbird has unanimously adopted a resolution seeking shareholder approval to amend Thunderbird's Memorandum of Association to authorize a reverse stock split or a forward stock split as the case may be of our common shares in the event the Board of Directors deems it necessary and in the best interest of the shareholders. If the reverse stock split or a forward stock split as the case may be is approved by our shareholders, our Board of Directors may subsequently effect, in its sole discretion, the reverse stock split or a forward stock split as the case may be on up to a one-for-five ratio (the "**Reverse Stock Split**") or up to a five for one ratio (the "**Forward Stock Split**") respectively. Approval of this proposal by our shareholders would give our Board of Directors authority to implement the Reverse Stock

Split or Forward Stock Split at any time prior to our next annual meeting of shareholders. In addition, notwithstanding approval of this proposal by our shareholders, our Board of Directors may, in its sole discretion, determine not to effect, and abandon, the Reverse Stock Split or Forward Stock Split as the case may be without further action by our shareholders.

Our Board of Directors believe that shareholder approval of a range for the exchange ratio of the Forward Stock Split or Reverse Stock Split (as contrasted with approval of a specified ratio of the split) provides the Board of directors with maximum flexibility to achieve the purposes of a stock split, and, therefore, is in the best interests of our shareholders. The actual ratio for implementation of the Forward Stock Split or Reverse Stock Split will be determined by our Board of Directors based upon its evaluation as to what ratio of post-split shares to pre-split shares would be most advantageous to our shareholders.

Our Board of Directors also believe that shareholder approval of a time range until the next annual general meeting of shareholders for the effectuation of the forward split (as contrasted with approval of a specified time of the split) provides the Board of Directors with maximum flexibility to achieve the purposes of a stock split, and, therefore, is in the best interests of our shareholders. The actual timing for implementation of either a Reverse Stock Split or a Forward Stock Split would be determined by our Board based upon its evaluation as to when and whether such action would be most advantageous to our shareholders.

STOCK SPLIT PROPOSALS

1. To grant our Board of Directors discretionary authority to complete a reverse stock split of Thunderbird's common shares on the basis of one post-consolidation share for up to each five pre-consolidation shares to occur at some time prior to our next annual general meeting, with the exact amount and time of the reverse split to be determined by the Board of Directors and amend our Memorandum of Association accordingly.

Reasons for the Reverse Stock Split

Thunderbird currently has 27,658,674 common shares issued and outstanding and approximately 5,013,575 additional common shares may be issued upon the exercise of outstanding options or warrants and upon the conversion of certain outstanding convertible notes. Thunderbird is authorized to issue a total of 500,000,000 shares of its common shares. The Board of Directors believe that it may be in the best interests of Thunderbird to reduce the number of outstanding common shares by way of a share consolidation/ reverse stock split of Thunderbird's common shares which will eventually allow Thunderbird:

1. obtain a listing on an international stock exchange
2. allow the common shares to be eligible with regard to certain indices;
3. broaden the base of potential institutional shareholders of Thunderbird; and
4. raise additional capital at a higher price per share. It is anticipated that a reverse stock split may facilitate potential financing arrangements, and would permit Thunderbird to carry on a number of future financings without exceeding its authorized share capital. The appropriateness of carrying out a share consolidation, and the most advantageous time for carrying out a share consolidation, will be dependent upon a number of factors, including market conditions and any future financing arrangements.

The Board of Directors intends to implement the Reverse Stock Split only if it believes that this action would be in the best interests of Thunderbird. If the Reverse Stock Split is approved by the shareholders, our Board of Directors would have the discretion to implement the Reverse Stock Split at any time before our next annual meeting, or to affect no Stock Split at all. If the shareholders approve the Reverse Stock Split Proposal, the Reverse Stock Split would be affected, if at all, only upon a determination by the Board of Directors of Thunderbird that the Reverse Stock Split is in the best interests of Thunderbird and its shareholders at that time.

No further action on the part of the shareholders will be required to either effect or abandon the Reverse Stock Split. If no Reverse Stock Split is affected before our next annual meeting, the Board of Directors' authority to effect the Reverse Stock Split would terminate.

Even though a reverse stock split, by itself, does not impact a company's assets or prospects, reverse stock splits can result in a decrease in the aggregate market value of a company's equity capital. The Board of Directors, however, believes that under certain circumstances this risk may be offset by the prospect that the Reverse Stock Split would make an investment in Thunderbird's common shares more attractive for certain investors.

Effect of the Reverse Stock Split

On the effective date, the applicable provision of the Memorandum of Association will be amended to read as follows:

"7. NUMBER AND CLASS OF SHARES

7.1 The maximum number of shares the Company is authorized to issue 1,000,000,000 share of no par value. 500,000,000 common shares and 500,000,000 preferred shares

7.2 The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

7.3 Effective as of the date the Company's board of directors in the resolution adopts the implementation of the reverse stock split (the **"Effective Date"**), all outstanding shares of common shares of the Company automatically shall be subdivided at the rate of one for up to five (the **"Reverse Stock Split"**) without the necessity of any further action on the part of the holders thereof or the Company, provided, however, that the Company shall, through its transfer agent, exchange certificates representing common shares outstanding immediately prior to the Effective Date of the Reverse Stock Split (the **"Existing Common"**) into new certificates representing the appropriate number of common shares resulting from the consolidation (**"New Common"**).

From and after the Effective Date, the term **"New Common"** as used in this Seventh Article shall mean common shares as provided in the Memorandum of Association."

The Reverse Stock Split will not affect any shareholder's proportionate equity interest in Thunderbird or the rights, preferences, privileges or priorities of any shareholder. However, because the number of authorized shares of Thunderbird's common shares will not be reduced, the Reverse Stock split will increase Thunderbird's Board of Directors' ability to issue authorized and unissued shares without further shareholder action. The implementation of the Reverse Stock Split would not affect the total shareholders' equity of Thunderbird or any components of shareholders' equity as reflected on our financial statements except: (1) to change the number of the issued and outstanding common shares, and (2) to change the stated capital of the common shares to reflect the Reverse Stock Split. In connection with the Reverse Stock Split proportionate adjustments to the per share exercise or conversion price and the number of shares obtainable upon exercise of outstanding stock options, warrants and convertible notes would be made. The number of shares issuable under our current stock option plan would also be reduced proportionately based on the Reverse Stock Split Ratio.

No fractional shares will be issued in connection with the Reverse Stock Split. If, as a result of the Reverse Stock Split, the holder becomes entitled to a fractional share, such fraction will be rounded down to the nearest whole number.

Effect on Convertible Securities, Stock Options and Other Arrangements

The exercise or conversion price and/or the number of common shares of Thunderbird issuable under any outstanding convertible securities, including Thunderbird's stock options, warrants and any other similar securities, will be proportionately adjusted upon the implementation of Reverse Stock Split, in accordance with the terms of such securities, based on Reverse Stock Split ratio selected by Thunderbird's Board of Directors.

Effecting the Reverse Stock Split

Upon implementation of the Reverse Stock Split of up to five outstanding shares of Thunderbird's common shares will be changed and reclassified into one share of post-reverse split common shares.

The proposed Reverse Stock Split would become effective at the effective time specified by our Board of Directors in the resolutions adopted by it authorizing the implementation of the Reverse Stock Split. We will publicly announce the effective date of any Reverse Stock Split.

Thunderbird will send letters of transmittal to holders of common shares of Thunderbird for use in transmitting their share certificates to Thunderbird's registrar and transfer agent, Pacific Corporate Trust Company., in exchange for new certificates representing the number of common shares of Thunderbird to which such shareholder is entitled as a result of the Reverse Stock Split. **Please do not send the letter of transmittal or share certificates until Thunderbird announces by press release that the Reverse Stock Split will become effective.** No delivery of a new Common Share certificate to a shareholder will be made until the shareholder has surrendered their current issued certificates. Until surrendered, each share certificate formally representing old Common Shares of Thunderbird shall be deemed for all purposes to represent the number of new Common Shares to which the holder is entitled as a result of the Reverse Stock Split.

Non-registered shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing Reverse Stock Split than those that will be put in place by Thunderbird for registered shareholders, and their procedures may result, for example, in differences in the precise cash amounts being paid by such nominees in lieu of fractional share interests. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Certain Risks Associated with the Reverse Stock Split

Thunderbird's total market capitalization immediately after the proposed Reverse Stock Split may be lower than immediately before the proposed Reverse Stock Split.

There are numerous factors and contingencies that could affect Thunderbird's share price following the Reverse Stock Split, including the status of the market for the common shares at the time, Thunderbird's reported results of operations in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of Thunderbird 's common shares may not be sustainable at the direct arithmetic result of the Reverse Stock Split (for example, based on the closing price of Thunderbird's common shares on the CNQ on August 27, 2007 of US$1.73 per share, if Thunderbird's board of directors decided to implement the Reverse Stock Split, the direct arithmetic result of the Reverse Stock Split would be a post-Reverse Stock Split market price of Thunderbird's common shares of US$8.65 per share), and may be lower. If the market price of Thunderbird's common shares is lower than it was before the Reverse Stock Split, Thunderbird's total market capitalization (the aggregate value of all common shares at the then market price) after the Reverse Stock Split may be lower than before the Reverse Stock Split.

If the Reverse Stock Split is implemented, the resulting per share market price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors, and consequently, the trading liquidity of Thunderbird's common shares may not improve.

While Thunderbird's board of directors believes that a higher share price may help generate investor interest in Thunderbird's common shares, the Reverse Stock Split may not result in a per share market price that will attract institutional investors or investment funds and such share price may not satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of Thunderbird's common shares may not necessarily improve.

A decline in the market price of Thunderbird's common shares after the Reverse Stock Split may result in a greater percentage decline than would occur in the absence of a Reverse Stock Split, and the liquidity of the common shares could be adversely affected following such a Reverse Stock Split.

If the Reverse Stock Split is implemented and the market price of Thunderbird's common shares declines, the percentage decline may be greater than would occur in the absence of the Reverse Stock Split. The market price of Thunderbird's common shares will, however, also be based on Thunderbird's performance and other factors, which are unrelated to the number of common shares outstanding. Furthermore, the liquidity of Thunderbird's common shares could be adversely affected by the reduced number of common shares that would be outstanding after the Reverse Stock Split.

The Reverse Stock Split may result in some shareholders owning "odd lots" of less than 100 common shares on a post Reverse Stock Split basis which may be more difficult to sell, or require greater transaction costs per share to sell.

If implemented, the Reverse Stock Split will result in some shareholders who currently own 100 or more shares of our common shares owning "odd-lots" of less than 100 common shares. Brokerage commissions and other costs of transactions in odd-lots may be somewhat higher than the costs of transactions in "round-lots" of even multiples of 100 shares.

The issuance of additional shares after the Reverse Stock Split may have a greater effect of diluting the interest of shareholders than before the Reverse Stock Split.

As a result of the implementation of the Reverse Stock Split, there will be a reduction in the number of shares of Thunderbird's common shares issued and outstanding and an associated increase in the number of authorized shares which would be unissued and available for future issuance after the Reverse Stock Split. Such shares could be used for any proper corporate purpose including, among others, future financing transactions. Any issuances of common shares in the future by Thunderbird from its authorized but unissued shares may have the effect of diluting the percentage interest of existing shareholders. The board of directors has the power to issue such shares without shareholder approval. Thunderbird fully intends to issue additional common shares in order to raise capital to fund its business operations and growth objectives.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of Thunderbird's Board of Directors or contemplating a tender offer or other transaction for the combination of Thunderbird with another company), the Stock Split proposal is not being proposed in response to any effort of which we are aware to accumulate Thunderbird's common shares or obtain control of Thunderbird, nor is it part of a plan by management to recommend to the Board of Directors and the shareholders of Thunderbird a series of amendments to our Memorandum of Association. Other than the Stock Split proposal, the Board of Directors does not currently contemplate recommending the adoption of any other amendments to Thunderbird's Memorandum of Association that could be construed to affect the ability of third parties to take over or change the control of Thunderbird.

Accounting Matters

The Reverse Stock Split will not affect the par value of Thunderbird's common shares. As a result, as of the effective time of the Reverse Stock Split, the stated capital attributable to Thunderbird's common

shares on its balance sheet will be reduced proportionately based on the Reverse Stock Split Ratio and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per-share net income or loss and net book value of our common shares will be restated because there will be fewer shares of Thunderbird's common shares outstanding.

Summary

Thunderbird is requesting shareholders to approve the proposed amendment. The affirmative vote of a majority of all outstanding shares of Thunderbird's common shares entitled to vote on this proposal will be required for approval of this proposal. As a result, abstentions and broker non-votes will have the effect of votes against the proposal.

BOARD OF DIRECTORS' RECOMMENDATION

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL THAT OUR BOARD OF DIRECTORS HAS APPROVED TO THE GRANT OF DISCRETIONARY AUTHORITY TO THE BOARD TO IMPLEMENT A REVERSE STOCK SPLIT AND RECOMMENDS THE SHAREHOLDERS OF THUNDERBIRD VOTE "FOR" APPROVAL TO GRANT SUCH DISCRETIONARY AUTHORITY AND TO AMEND THE MEMORANDUM OF ASSOCIATION OF THUNDERBIRD.

2. To grant our Board of Directors discretionary authority to complete a forward stock split of Thunderbird's common shares on the basis of up to five post-split shares for each one pre-split share to occur at some time prior to our next annual general meeting, with the exact amount and time of the forward split to be determined by the Board of Directors and amend our Memorandum of Association accordingly

Reasons for the Forward Stock Split

Thunderbird currently has 27,658,674 common shares issued and outstanding and approximately 5,013,575 additional common shares may be issued upon the exercise of outstanding options or warrants and upon the conversion of certain outstanding convertible notes. Thunderbird is authorized to issue a total of 500,000,000 shares of its common shares. The common shares of Thunderbird as of August 27, 2007 were trading at US$ 1.73 per share. The Board of Directors believes that the current share price does not reflect the true market value of Thunderbird. A Forward Stock Split would increase the number of shares issued and outstanding and the Board of Directors believes the price may not decrease to the same extent as the stock split and may in the long run result in the market price of the shares better reflecting the actual value of Thunderbird and its future prospects. The Board of Directors is still studying the advantages and disadvantages of implementing a Forward Stock Split for this purpose.

The Board of Directors intends to implement the Forward Stock Split only if it believes that this action would be in the best interests of Thunderbird. If the Forward Stock Split is approved by the shareholders, our Board of Directors would have the discretion to implement the Forward Stock Split at any time before our next annual meeting, or to affect no Stock Split at all. If the shareholders approve the Forward Stock Split Proposal, the Forward Stock Split would be affected, if at all, only upon a determination by the Board of Directors of Thunderbird that the Forward Stock Split is in the best interests of Thunderbird and its shareholders at that time.

No further action on the part of the shareholders will be required to either effect or abandon the Forward Stock Split. If no Forward Stock Split is affected before our next annual meeting, the Board of Directors' authority to effect the Forward Stock Split would terminate.

Effect of the Forward Stock Split

On the effective date, the applicable provision of the Memorandum of Association will be amended to read as follows:

> **"7. NUMBER AND CLASS OF SHARES**
>
> 7.1 The maximum number of shares the Company is authorized to issue 1,000,000,000 share of no par value. 500,000,000 common shares and 500,000,000 preferred shares
>
> 7.2 The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.
>
> 7.3 Effective as of as of the date the board of directors in the resolutions adopted by it authorizing the implementation of the forward stock split (the "**Effective Date**"), all outstanding shares of common shares of the Company automatically shall be divided at the rate of up to five for one share issued and outstanding (the "**Forward Stock Split**") without the necessity of any further action on the part of the holders thereof or the Company, provided, however, that the Company shall, through its transfer agent, exchange certificates representing common shares outstanding immediately prior to the Effective Date of the Forward Stock Split (the "**Existing Common**") into new certificates representing the appropriate number of common shares resulting from the consolidation ("**New Common**").
>
> From and after the Effective Date, the term "**New Common**" as used in this Seventh Article shall mean common shares as provided in the Memorandum of Association."

The Forward Stock Split will not affect any shareholder's proportionate equity interest in Thunderbird or the rights, preferences, privileges or priorities of any shareholder. The implementation of the Forward Stock Split would not affect the total shareholders' equity of Thunderbird or any components of shareholders' equity as reflected on our financial statements except: (1) to change the number of the issued and outstanding common shares, and (2) to change the stated capital of the common shares to reflect the Forward Stock Split. In connection with the Forward Stock Split proportionate adjustments to the per share exercise or conversion price and the number of shares obtainable upon exercise of outstanding stock options, warrants and convertible notes would be made. The number of shares issuable under our current stock option plan would also be increased proportionately based on the Forward Stock Split Ratio.

No fractional shares will be issued in connection with the Forward Stock Split. If, as a result of the Forward Stock Split, the holder becomes entitled to a fractional share, such fraction will be rounded down to the nearest whole number.

Effect on Convertible Securities, Stock Options and Other Arrangements

The exercise or conversion price and/or the number of common shares of Thunderbird issuable under any outstanding convertible securities, including Thunderbird's stock options, warrants and any other similar securities, will be proportionately adjusted upon the implementation of Forward Stock Split, in accordance with the terms of such securities, based on the Forward Stock Split ratio selected by Thunderbird's Board of Directors.

Effecting the Forward Split

Upon implementation of the Forward Stock Split one outstanding share of Thunderbird's common shares will be changed and reclassified into up to five shares of post-Forward split common shares.

The proposed Forward Stock Split would become effective at the effective time specified by our Board of Directors in the resolutions adopted by it authorizing the implementation of the Forward Stock Split. We will publicly announce the effective date of any Forward Stock Split.

Thunderbird will send letters of transmittal to holders of common shares of Thunderbird for use in transmitting their share certificates to Thunderbird's registrar and transfer agent, Pacific Corporate Trust Company, in exchange for new certificates representing the number of common shares of Thunderbird to which such shareholder is entitled as a result of the Forward Stock Split. **Please do not send the letter of transmittal or share certificates until Thunderbird announces by press release that the Forward Stock Split will become effective.** No delivery of a new Common Share certificate to a shareholder will be made until the shareholder has surrendered their current issued certificates. Until surrendered, each share certificate formally representing old Common Shares of Thunderbird shall be deemed for all purposes to represent the number of new Common Shares to which the holder is entitled as a result of the Forward Stock Split.

Non-registered shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing Forward Stock Split than those that will be put in place by Thunderbird for registered shareholders, and their procedures may result, for example, in differences in the precise cash amounts being paid by such nominees in lieu of fractional share interests. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Certain Risks Associated with the Forward Stock Split

There can be no assurance that the total projected market capitalization of Thunderbird's common shares after the proposed Forward Stock Split will be equal to or greater than the total projected market capitalization before the proposed Forward Stock Split or that the per share of Thunderbird's common shares following the Forward Stock Split will either exceed or remain higher than the current anticipated per share.

There can be no assurance that the market price per new share of Thunderbird's common shares (the "**New Shares**") after the Forward Stock Split will rise or remain constant in proportion to the reduction in the number of old shares of Thunderbird's common shares (the "**Old Shares**") outstanding before the Forward Stock Split.

Accordingly, the total market capitalization of Thunderbird's common shares after the proposed Forward Stock Split may be lower than the total market capitalization before the proposed Forward Stock Split and, in the future, the market price of Thunderbird's common shares following the Forward Stock Split may not exceed or remain higher than the market price prior to the proposed Forward Stock Split. In many cases, the total market capitalization of a company following a Forward Stock Split is lower than the total market capitalization before the Forward Stock Split.

There can be no assurance that the Forward Stock Split will result in a per share price that will attract investors.

A decline in the market price for Thunderbird's common shares after the Forward Stock Split may result in a greater percentage decline than would occur in the absence of a Forward Stock Split and the liquidity of Thunderbird's common shares could be adversely affected following a Forward Stock Split.

The market price of Thunderbird's common shares will also be based on Thunderbird's performance and other factors, some of which are unrelated to the number of shares outstanding. If the Forward Stock Split is effected and the market price of Thunderbird's common shares declines, the percentage decline as an absolute number and as a percentage of Thunderbird's overall market capitalization may be greater than would occur in the absence of a Forward Stock Split.

The Forward Stock Split makes a takeover or change in control of Thunderbird more difficult, if not impossible.

The Forward Stock Split is not intended to have any anti-takeover effect and is not part of any series of anti-takeover measures. However, Thunderbird stockholders should note that upon effectiveness of a five for one Forward Stock Split, there will be approximately 163,361,240 common shares issued and outstanding on a fully diluted basis, leaving only 336,638,760 common shares available for issuance under the Memorandum of Association of Thunderbird, which may make any attempt to gain control, or otherwise effect a change in control, of Thunderbird more difficult and time consuming than it otherwise would be. To increase the number of shares of common shares authorized for issuance under the Memorandum of Association of Thunderbird will require a vote of the stockholders, which will be a time consuming and expensive process. Additionally, the low number of additional authorized and unissued shares available for issuance may make it more difficult to remove management. Thunderbird is not aware of any proposed attempt to take over Thunderbird or of any attempt to acquire a large block of Thunderbird's stock.

Summary

Thunderbird is requesting shareholders to approve the proposed amendment. The affirmative vote of a majority of all outstanding shares of Thunderbird's common shares entitled to vote on this proposal will be required for approval of this proposal. As a result, abstentions and broker non-votes will have the effect of votes against the proposal.

BOARD OF DIRECTORS' RECOMMENDATION

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL THAT OUR BOARD OF DIRECTORS HAS APPROVED TO THE GRANT OF DISCRETIONARY AUTHORITY TO THE BOARD TO IMPLEMENT A FORWARD STOCK SPLIT AND RECOMMENDS THE SHAREHOLDERS OF THUNDERBIRD VOTE "FOR" APPROVAL TO GRANT SUCH DISCRETIONARY AUTHORITY AND TO AMEND THE MEMORANDUM OF ASSOCIATION OF THUNDERBIRD.

MATTERS APPLICABLE TO BOTH PROPOSED STOCK SPLITS

BOARD OF DIRECTORS' RECOMMENDATION

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" EACH OF THE AFOREMENTIONED PROPOSALS THAT OUR BOARD OF DIRECTORS HAS APPROVED TO THE GRANT OF DISCRETIONARY AUTHORITY TO THE BOARD TO IMPLEMENT EITHER A REVERSE STOCK SPLIT OR A FORWARD STOCK SPLIT AND RECOMMENDS THE SHAREHOLDERS OF THUNDERBIRD VOTE "FOR" APPROVAL TO GRANT SUCH DISCRETIONARY AUTHORITY AND TO AMEND THE MEMORANDUM OF ASSOCIATION OF THUNDERBIRD.

Procedure for Effecting Stock Split

If the shareholders approve the proposal to authorize the either the Reverse Stock Split or Forward Stock Split (either the "**Stock Split**") and the Board of Directors decides to implement the Stock Split at any time prior to Thunderbird's next annual meeting of shareholders, Thunderbird will promptly file an amendment to our Memorandum of Association with the British Virgin Islands Registrar of Companies to amend Thunderbird's existing Memorandum of Association. The Stock Split will become effective on the date of filing the amendment to the Memorandum of Association, which is referred to as the "effective date." Beginning on the effective date, each certificate representing pre-Stock split shares will be deemed for all corporate purposes to evidence ownership of post-Stock split shares.

No Appraisal Rights

Under the *BVI Business Companies Act, 2004*, shareholders of Thunderbird are not entitled to appraisal rights with respect to the Stock Split, and Thunderbird will not independently provide shareholders with any such right.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences generally applicable to a shareholder who, for purposes of the *Income Tax Act (Canada)*, which we refer to as the "**Tax Act**", at all relevant times, holds common shares of Thunderbird as capital property and who is not affiliated with, and deals at arm's length with, Thunderbird. This summary does not apply to "financial institutions" (as defined for the purposes of "market-to-market" rules in the Tax Act) or to non-resident insurers that carry on an insurance business in Canada and elsewhere. Such shareholders should consult their own tax advisors. This summary also does not address any tax considerations relevant to the acquisition, holding or disposition of common shares of Thunderbird, other than those tax issues that are directly the consequence of the Stock Split.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, which we refer to as the Regulations, and the current published administrative and assessing practices of the Canada Revenue Agency, which we refer to as the CRA. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposed amendments will be enacted in their present form. This summary does not otherwise take into account or anticipate any changes to the Tax Act, the Regulations, or administrative and assessing practices relating to any of the foregoing, whether by legislative, governmental or judicial decision or action.

This summary is of a general nature only and is not intended to be, and should not be construed as, legal or tax advice to any prospective holder. This summary does not take into account provincial, territorial or foreign tax considerations, which may vary from the Canadian federal income tax considerations described herein. Shareholders should consult their own tax advisors having regard to their particular circumstances.

Under the current administrative policy of the CRA, no disposition or acquisition will be considered to have occurred for Canadian federal income tax purposes solely as a result of the Stock Split of Thunderbird's common shares.

Consequently, other than upon receipt by a shareholder of cash for a fraction of a share arising from the Reverse Stock Split, the Stock Split will not result in the realization of any income, gain or loss by a shareholder. In general, for a shareholder that holds common shares of Thunderbird as capital property, the aggregate adjusted cost base of the common shares of Thunderbird held by such shareholder immediately after the Stock Split will be the same as the aggregate adjusted cost base of the common shares of Thunderbird held by such shareholder immediately before the Stock Split.

Under the current administrative policy of the CRA, a shareholder who receives cash in lieu of a fraction of a share will be required to include any resulting capital gain or capital loss in the computation of the shareholder's income pursuant to the rules in the Tax Act and any relevant income tax treaty, where applicable.

Certain United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax consequences of the Stock Split to a beneficial owner of Thunderbird's common shares that is a citizen or resident of the United States, or a United States domestic corporation or that otherwise will be subject to United States federal income tax on a net income basis in respect of Thunderbird's common shares (a "**U.S. Holder**"). This discussion is intended to provide only a general summary, and is not a complete analysis or description of all potential United States federal income tax consequences of the Stock Split to U.S. Holders. In particular, this summary deals only with beneficial owners who hold common shares as capital assets and does not

address the tax treatment of beneficial owners that may be subject to special tax rules, such as banks, dealers in securities common shares as a position in a "straddle" or a "conversion transaction." This summary is based on the *U.S. Internal Revenue Code* (the "**Code**"), applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy circular and proxy statement, all of which may change, possibly with retroactive effect.

Shareholders should consult their own tax advisors as to the tax consequences of the Stock Split, including in particular, the effect of any foreign, state or local tax laws.

No gain or loss will be recognized for United States federal income tax purposes by a U.S. Holder of common shares as a result of the Stock Split, except to the extent of any cash received in lieu of a fractional share which will result in the recognition of capital gain or loss for United States federal income tax purposes, measured by the difference between the amount of cash received for the fractional share and the U.S. Holder's tax basis in the fractional share.

The aggregate tax basis of the common shares received by a U.S. Holder in the Stock Split (including any fractional share deemed received) will be the same as the aggregate tax basis of the common shares surrendered by such U.S. Holder in the Stock Split, and the holding period of the common shares received by a U.S. Holder in the Stock Split will include the period that the U.S. Holder held the common shares exchanged therefor.

3. Other Matters

It is not the intention of the management of Thunderbird to bring any other matters before the Meeting other than those matters referred to in this Information Circular. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common shares represented thereby in accordance with their best judgment on such matter.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than by their holdings of securities of our Company, no director or executive officer of our Company and no associate of any of the foregoing persons has any substantial interest, direct or indirect, in any matter to be acted upon at the Special Meeting.

AUDITORS

Oliva, Sahmel & Goddard, Certified Public Accountants, of 4510 Executive Dr Ste 113, San Diego, CA 92121-3022.

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

OTHER BUSINESS

As of the date of this Information Circular, the Board of Directors does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

OTHER INFORMATION

Any security holder may obtain the following documents, without charge, upon request to the Secretary, Thunderbird Resorts, Inc., 12155 Dearborn Place, Poway, California, 92064, telephone 858-668-1808, facsimile 858-513-3760:

(a) Proposed Amendment to the Memorandum of Association to evidence the share consolidation; and
(b) this Information Circular.

Additional information relating to Thunderbird is on SEDAR at www.sedar.com. This information circular and financial information provided in Thunderbird's financial statements and management's discussion and analysis for its most recently completed financial year can be accessed on SEDAR at www.sedar.com.

APPROVAL BY DIRECTORS

The contents and sending of this Information Circular have been approved by the directors of Thunderbird.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THUNDERBIRD RESORTS, INC.

By Order of the Board of Directors
Dated: August 29, 2007

Jack R. Mitchell
President and Chief Executive Officer

THUNDERBIRD RESORTS, INC.

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the a special meeting of the shareholders (the "**Meeting**") of Thunderbird Resorts, Inc. ("**Thunderbird**") will be held at 12155 Dearborn Place, Poway, California, 92064, on Thursday, September 27, 2007, at the hour of 9:00 a.m., Pacific Standard time, for the following purposes:

1. To consider and if deemed advisable, pass a resolution to amend Thunderbird's Memorandum of Association to grant our Board of Directors authority to, in its sole discretion to effect or abandon without further action by our shareholders to either:
   (a) a reverse stock split of Thunderbird's common shares on the basis of one post-consolidation share for up to each five pre-consolidation shares to occur at some time prior to our next annual general meeting, with the exact amount and time of the reverse split to be determined by the Board of Directors; or
   (b) a forward stock split of Thunderbird's common shares on the basis of up to five post-split shares for each one pre-split share to occur at some time prior to our next annual general meeting, with the exact amount and time of the forward split to be determined by the Board of Directors; and

2. To transact such other business as may properly come before the meeting or any adjournment(s) of the Special Meeting.

This Notice is accompanied by a form of Proxy and Management Information Circular, which sets forth the details of the matters proposed to be put before the meeting. Holders of record of common shares at the close of business on August 24, 2007 are entitled to receive notice of the meeting and will be entitled to vote the common shares except to the extent that (i) the shareholder has transferred any such shares since the close of business on August 24, 2007, and (ii) the transferee of such shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten (10) days before the meeting, by written notice to Thunderbird, that the transferee's name be included on the list of holders of shares entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the meeting.

DATED this 29th day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS,

Jack R. Mitchell
President and Chief Executive Officer

If you cannot be present to vote in person at the Meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided. Reference is made to the accompanying Management Information Circular for further information regarding completion and use of the proxy and other information pertaining to the Meeting.

Form 52-109F2 ***Certification of Interim Filings***

I, Jack R. Mitchell, Chief Executive Officer and President of Thunderbird Resorts, Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunderbird Resorts, Inc.** (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007

Jack R. Mitchell
President and CEO

Form 52-109F2 ***Certification of Interim Filings***

I, **Michael G. Fox, Chief Financial Officer and Corporate Secretary of Thunderbird Resorts, Inc.** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunderbird Resorts, Inc.** (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 29, 2007

Michael G. Fox
Chief Financial Officer

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

	June 30, 2007	(restated) December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 8,860	$ 7,353
Accounts receivable	7,304	5,616
Prepaid expenses and supplies	4,123	2,658
Deposits	-	-
Current portion of amounts receivable	70	101
Total current assets	20,357	15,728
Restricted cash	3,267	3,179
Amounts receivable (Note 3)	63	67
Investments in and advances to equity investees (Note 4)	927	992
Property and equipment	52,129	43,374
Property available for sale	562	562
Other assets	4,216	3,832
Total assets	$ 81,521	$ 67,734

- continued -

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

Continued...

	June 30, 2007	(restated) December 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 14,393	$ 10,878
Income taxes payable	1,091	861
Current portion of capital lease obligations	186	367
Current portion of loans payable	14,134	10,829
Current portion of other payables	47	50
Total current liabilities	29,851	22,985
Capital lease obligations	483	365
Loans payable	39,639	35,013
Other payables (Note 5)	3,112	2,915
Future income taxes	1,007	901
Total liabilities	74,092	62,179
Non-controlling interest	4,026	3,263
Shareholders' equity		
Share capital	21,677	21,467
Contributed surplus	420	703
Retained earnings	(18,672)	(19,064)
Accumulated comprehensive loss	(22)	(814)
Total shareholders' equity	3,403	2,292
Total liabilities and shareholders' equity	$ 81,521	$ 67,734

Nature of operations (Note 1)

On behalf of the Board:

Jack R. Mitchell Director

Director

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS AND COMPREHENSIVE INCOME
(Expressed in thousands of United States Dollars)

	Six months ended June 30, 2007	Six months ended June 30, 2006	Three months ended June 30, 2007	Three months ended June 30, 2006
Retained earnings, beginning of period	**(19,064)**	(17,215)	**(19,354)**	(17,215)
Net earnings	$ **392**	$ (1,597)	$ **682**	$ (1,913)
Retained earnings, end of period	$ **(18,672)**	$ (18,812)	$ **(18,672)**	$ (19,128)

Interim Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)

	Six months ended June 30, 2007	Six months ended June 30, 2006	Three months ended June 30, 2007	Three months ended June 30, 2006
Net earnings	$ **392**	$ (1,597)	$ **682**	$ (1,913)
Other comprehensive income (loss), net of tax				
Unrealized effect of foreign currency translation of foreign operations	**615**	22	**158**	71
Comprehensive income	$ **1,007**	$ (1,575)	$ **840**	$ (1,842)
Accumulated other comprehensive loss, beginning of period	**(814)**	(843)	**814**	(843)
Other comprehensive income (loss)	**615**	22	**158**	71
Accumulated other comprehensive loss, end of period	**(199)**	$ (821)	**(656)**	$ (772)

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States Dollars)

	Six Months Ended June 30, 2007	Six Months Ended June 30, (Restated) 2006	Three Months Ended June 30, (Restated) 2007	Three Months Ended June 30, (Restated) 2006
REVENUE				
Gaming operations	$ 40,979	$ 32,352	$ 22,346	$ 18,096
Food and Beverage Sales	1,858		994	(860)
	42,837	32,352	23,340	17,236
COSTS AND EXPENSES				
Gaming operations	15,758	11,815	8,314	6,229
General and administrative	16,813	12,539	8,685	6,920
Project development	541	878	466	480
Depreciation and amortization	3,462	2,218	1,832	1,156
Financing costs	3,557	2,958	1,697	1,931
Equity gain in equity investees and write-down of equity investment	-		-	-
Loss (gain) on disposal of investments and other assets (Note 5)	44	1,411	25	1,405
	40,175	31,819	21,019	18,121
Income (loss) before income taxes	2,662	533	2,321	(885)
Income taxes				
Current	927	1,221	665	595
Future	574	295	317	125
	1,501	1,516	982	720
Loss from continuing operations before non-controlling interest	1,161	(983)	1,339	(1,605)
Non-controlling interest	769	614	657	308
Net income (loss) for the year	$ 392	$ (1,597)	$ 682	$ (1,913)
Basic earnings per share (Note 6)				
Continuing operations	$ 0.02	$ (0.05)	$ 0.03	$ (0.06)
Diluted earnings per share (Note 6)				
Continuing operations	$ 0.01	$ (0.05)	$ 0.02	$ (0.06)

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTEIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

	Six Months Ended June 30, 2007	Six Months Ended June 30, (Restated) 2006	Three Months Ended June 30, 2007	Three Months Ended June 30, (Restated) 2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ 392	$ (1,549)	$ 560	$ (1,645)
Items not affecting cash:				
Depreciation and amortization	3,462	2,218	1,832	1,156
Equity gain in equity investments			-	
Future income taxes	574	295	317	125
(Gain) loss on disposal of investments	44	1,775	25	1,770
Stock-based compensation	23		-	
Non-controlling interest	769	614	628	366
Foreign Exchange	(249)		(208)	
Changes in non-cash working capital items:				
Increase in accounts receivable	(1,671)	(739)	(901)	(473)
Increase in prepaid expenses and supplies	(1,483)	(143)	(1,387)	75
Increase in accounts payable and accrued liabilities	4,537	(1,071)	3,555	(1,556)
Increase (decrease) in income taxes payable	233	575	320	419
Decrease in accrued liabilities	(865)	(224)	(518)	(134)
Net cash provided by operating activities	5,766	1,751	4,223	103
CASH FLOWS FROM INVESTING ACTIVITIES				
Loans receivable, net	(8)	754	(25)	21
Expenditures on capital assets, net	(11,305)	(9,992)	(6,807)	(4,701)
Proceeds on sale of equity investment	-		-	
Investment in and advances to equity investees (Note 5)	(344)	(1,134)	(38)	(995)
Decrease (increase) in restricted cash	(88)	(424)	(343)	(398)
Decrease in other assets	-	80	-	40
Net cash used in investing activities	(11,745)	(10,716)	(7,213)	(6,033)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net proceeds from issuance of common shares	(82)	8	(82)	
Loans payable	16,036	13,767	10,967	6,850
Funding of cash deposits	-		-	
Net proceeds from minority interests	-		-	
Repayment of loans and leases payable	(8,487)	(3,430)	(4,902)	(1,565)
Net cash provided by financing activities	7,467	10,345	5,983	5,285
Effect of foreign exchange on cash and cash equivalents	19	22	30	(49)
Change in cash and cash equivalents during the quarter	1,507	1,402	3,023	(694)
Cash and cash equivalents, beginning of year	7,353	2,239	2,239	4,335
Cash and cash equivalents, end of quarter	$ 8,860	$ 3,641	$ 5,262	$ 3,641
Supplemental disclosure with respect to cash flows:				
Interest paid	$ 2,770	$ 2,678	$ 1,187	$ 1,548
Income taxes paid	$ 996	$ 1,007	$ 646	$ 406

See accompanying notes to these unaudited interim consolidated financial statements.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

1. NATURE OF OPERATIONS

Thunderbird Resorts, Inc.'s (the "Company") primary business activity is the provision of services to the gaming industry located in the Republic of Panama, Guatemala, Nicaragua, Venezuela, Costa Rica and the Philippines. The Company currently manages twenty casinos in these locations.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. CHANGES IN ACCOUNTING POLICY

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows or residual value methods, which require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. Subsequent measurement depends on management's classification of the financial assets as held-for-trading, available-for-sale, and held-to-maturity or as loans and receivables and financial liabilities as held-for-trading or as other liabilities. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

3. CHANGES IN ACCOUNTING POLICY (cont'd)

other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the application of Section 3855, the Company's deficit position as at October 1, 2006 was reduced by $340,000 to reflect the opening fair value of equity and profit participation extended to the Company's lenders on certain projects in Costa Rica and the Philippines.

4. RESTATEMENT

During the period the Company restated its deferred lease expense liabilities in the amount of $338 thousand on its properties in Nicaragua and Costa Rica. This resulted in an adjustment to the Company's retained earnings deficit of $258 thousand, $0.00 EPS, and a corresponding decrease in the Company's non controlling interest liability of $130 thousand. Additionally, for the second quarter 2007 the company recognized $95 thousand in deferred rent expense with a corresponding decrease in the minority interest expense for the period of $40 thousand. The effect of the accumulation adjustment on basic earnings per share is a loss of ($0.01) and the effect of the 2007 adjustments is $Nil.

5. AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	June 30, 2007	December 31, 2006
The Fantasy Group S.A.	$70	$89
Other	63	79
	$133	$168
Current portion of amounts receivable	(70)	-101
	$63	$67

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

6. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company manages operations at one gaming operation in Venezuela, managed operations in various skill game locations in Mexico. The Company has an equity interest in a property and development company in the Philippines. The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:

	June 30, 2007				December 31, 2006			
	Philippines	Mexico	Other	Total	Philippines	Mexico	Other	Total
Investment and advances	$ 712	$ 1,883	$ 215	$ 2,810	$ 703	$ 1,813	$ 289	$ 2,805
Gain (loss / write down) of equity investment	-	(1,883)	-	(1,883)	-	(1,813)	-	(1,813)
	$ 712	$ -	$ 215	$ 927	$ 703	$ -	$ 289	$ 992

7. OTHER PAYABLES

	June 30, 2007	December 31, 2006
Former directors and former associated companies	$ 159	$ 210
Due to related parties	839	650
Severance and other	2,161	1,746
	$ 3,159	$ 2,606
Current portion of other payables	(47)	(63)
	$ 3,112	$ 2,543

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

8. EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	June 30, 2007	June 30, 2006
Weighted average shares used in computation of basic earnings per share	25,488	25,276
Effect of diluted securities		
Stock options and warrants	3,470	3,3.75
Weighted average shares used in computation of diluted earnings per share	28,958	28,651
Net income for the period	$ 135	$ (1,353)

9. SEGMENTED INFORMATION

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments.

Six moths ended June 30, 2007	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 13,111	$ 1,538	$ 6,567	$ 6,014	$ 15,459	$ 148	$ 42,837
Amortization	1,398	143	330	318	1,201	72	3,462
Income tax expense	402	66	154	203	13	663	1,501
Net income (loss) from continuing operations	932	(666)	180	335	955	(1,601)	135
Segment assets	20,290	3,593	8,832	10,113	36,309	36,309	81,521

Six moths ended June 30, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 11,804	$ 2,408	$ 6,698	$ 4,025	$ 7,375	$ 42	$ 32,352
Amortization	1,123	121	152	215	566	41	2,218
Income tax expense	398	96	547	180	-	296	1,517
Net income (loss) from continuing operations	1,020	290	745	165	(752)	(3,065)	(1,597)
Segment assets	15,799	3,443	6,596	6,259	12,205	20,725	65,027

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. **SEGMENTED INFORMATION** (cont'd…)

Three moths ended June 30, 2007	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 6,908	$ 976	$ 3,512	$ 3,104	$ 8,728	$ 112	$ 23,340
Amortization	718	73	194	164	647	36	1,832
Income tax expense	250	43	146	131	13	399	982
Net income (loss) from continuing operations	563	(195)	302	186	837	(1,268)	425

Three moths ended June 30, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 5,790	$ 1,206	$ 3,694	$ 2,079	$ 4,486	$ (19)	$ 17,236
Amortization	559	71	85	112	523	13	1,550
Income tax expense	186	47	258	104	-	125	720
Net income (loss) from continuing operations	504	108	835	104	(608)	(2,856)	(1,913)

Geographic information as at June 30, 2007:

June 30, 2007	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
Revenue	$ 13,111	$ 1,538	$ 6,567	$ 6,014	$ 15,459	$ 148	$ 42,837
Property and Equipment	14,685	2,962	6,781	8,099	19,533	611	52,691

Geographic information as at June 30, 2006:

June 30, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
Revenue	$ 11,804	$ 2,408	$ 6,698	$ 4,025	$ 7,375	$ 42	$ 32,352
Property and Equipment	15,799	3,443	6,596	6,259	12,205	20,725	65,027

10. SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2007:

11. COMPARATIVE FIGURES

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

These interim financial statements have not been reviewed by our auditor, Oliva, Sahmel & Goddard, and Certified Public Accountants. These interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada.

CEO & CFO Certification:

Pursuant to the applicable Canadian requirement, effective with the first quarterly filings in 2004, we the undersigned, collectively and individually, do hereby certify that to the best of our respective knowledge, these unaudited interim financial statements, as well as the associated MD&A, together with documents incorporated by reference, do not contain misrepresentation and fairly present in all material respects the Company's financial condition, results of operations and cash flows as of and for the periods presented in the filing.

Jack R. Mitchell	**Michael G. Fox**
CEO & President	**CFO**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2007, AND RECENT DEVELOPMENTS

A. ***Selected Consolidated Financial Information***. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended June 30, 2007.

The selected financial data should be read in conjunction with the unaudited interim Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

For the Six months ended June 30:	**2007**	**2006**
Revenue	42,837	32,352
Net income	392	(1,597)
Earnings per share – basic & fully diluted	$ 0.01	$ (0.05)
For the Period as at:	**30-Jun-07**	**31-Dec-06**
End of period working capital (deficiency)	(9,494)	(7,257)
Total assets	81,521	67,734
Long term debt	40,122	35,378
Total liabilities	74,092	62,179
Share capital	21,677	21,467
Foreign exchange adjustment	(22)	(814)
Deficit	(18,672)	(19,064)

(1) Under Canadian GAAP.
(2) Excludes the current portion of the long-term debt.
(3) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$ 23,340	$ 19,497	$ 20,119	$ 19,633	$ 17,326	$ 15,116	$ 12,545	$ 10,340
Income (loss) from	682	(260)	(879)	510	(1,791)	223	(852)	(146)
Net income (loss)	682	(260)	(879)	510	(1,791)	223	(852)	(146)
Earnings (loss) per	0.03	(0.01)	(0.03)	0.03	(0.06)	0.01	(0.03)	(0.01)
Earnings (loss) per	0.02	(0.01)	(0.02)	0.02	(0.06)	0.01	(0.03)	(0.01)

B. ***Comparison of Results of Operations - Quarter ended June 30, 2007 Compared to Quarter Ended June 30, 2006.***

Revenues for the 2nd quarter 2007 from continuing operations were $23.3 million, an increase of approximately 35% over 2006 revenues from continuing operations of $17.2 million. The growth in revenues is derived primarily from the Company's Philippine entities. The Philippine Poro Point casino opened at the end of April 2006, therefore was not in operation for the entire quarter of 2006, this contributed to the large revenue $4.2 million for the second quarter 2007. The Company's 50% share of Costa Rica and Panama increased $1 million and $1.1 million over the revenues for the same period last year. Both countries have expanded their operations. Both Nicaragua and Guatemala revenues decreases approximately $200 thousand each from second quarter 2006 to second quarter 2007 due to the closure of Guatemala Flagship video lottery location. Even though Nicaragua's sales are lower for the second quarter in 2007 versus the same period last year, the revenues are recovering against the previous two quarters results.

Gaming operations costs increased approximately $3.9 million for the quarter compared to the same period in 2006 . This is due primarily to Poro Point operation in the Philippines which accounts for $3.0 million of the increase as six months results of the operation was reported during 2007 verses two months during the same period last year. The other $1.0 million of the increase is due to the expansion of the Latin American operations. Panama and Costa Rica increased $500 and $500 thousand, respectively, over the same period last year. Nicaragua increased $200 thousand for the period and Guatemala decreased $300 thousand due to the closure of the Camino Real location during the first quarter of 2007.

General and administrative expenses increased approximately $1.9 million in 2007 over the nearly $6.8 million recorded in 2006. The increase in general and administrative expenses ("G&A") stems primarily from the Philippines, which incurred costs of approximately $2.6 million for the 2007 2nd quarter versus $2 million in 2006. Again, this increase is due to the opening and on-going support of development efforts of the Poro Point, which includes additional staffing costs, professional fees and rent expenses, associated with the increase in general administration required to support the increased size and continuing expansion of the operation. The G&A expense in the Latin American operations were minimal in comparison to their increased sales when compared with the first quarter of 2006.

Project development costs for the second quarter were $466 thousand compared to $480 thousand incurred in for the same period last year. The 2007 development expenditures stem primarily from the Company's emersion into the Peruvian hotel and gaming markets as well as its costs associated with its due diligence on the Hoteles Las Americas acquisition that was completed July 27, 2007. Approximately $100 thousand of these expenses relate to the on-going development efforts on the Poro Point project in the Philippines whereas the $480 thousand for the 2006 quarter relate primarily to development expenses associated with the Company's development of

Poro Point and Chile. The Company expended $254 thousand in the quarter in its efforts to open the Poro Point site after several delays pushed out the opening to April 28, 2006. In Chile, the Company expended $226 thousand in its efforts to stay in the bid process.

Equity gain in equity investees was $Nil for the both quarters in 2007 and 2006.

Gain (loss) on disposal of asset was a loss of $44 thousand in the second quarter in 2007 and $Nil for the same period in 2006.

Non-controlling interest in the second quarter of 2007 included $151 thousand for Nicaragua, $25 thousand for Costa Rica and $452 thousand for the non-controlling interests in the Poro Point project, whereas the second quarter of 2006 is related exclusively to the Company's Nicaragua operation.

In the second quarter of 2007, the Company achieved an adjusted EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $6.1 million or $0.22 per share. The Company's second quarter performance in 2007 was better than 2006 based on an adjusted EBITDA of approximately $4.2 million or $0.15 per share. Extraordinary or one-time charges and credits have been discounted from the calculation of the aforementioned EBITDA. The Company's basic and diluted earnings per share from continuing operations was $0.02 in Q2 2007 on net income of $682 thousand compared to net loss per share of $(0.06) in Q2 2006 on a net loss of $1.8 million.

C. ***Comparison of Results of Operations – Quarter ended June 30, 2007 Compared to Quarter ended March 31, 2007.***

Revenues for the second quarter 2007 from continuing operations were $23.3 million, an increase of approximately $3.8 million over the previous quarter, or approximately 19%. The growth in revenues over the quarter stems primarily from the expansions in the Philippines and Panama. Both countries increased their number of gaming machines, the Philippines increasing 88 machines and Panama increasing 80 machines over the previous quarter. This increase in machines generated an increase in revenue of $2 million in the Philippines and an increase in the Company's share of the Panama operations revenue of $700 thousand. Guatemala's revenue increased $400 thousand over the previous quarter's revenues of $562 thousand due to an increase of play at the new video lottery location at the Intercontinental Hotel. Nicaragua's revenues also increased $500 thousand over the $31. Million reported in the previous quarter due to a 12% increase in the hold percentage on table games. The Company's 50% interest in Costa Rica produced a $200 thousand increase in revenues over the previous quarter.

Gaming operations costs were approximately $8.3 million for the quarter, which was an increase of approximately $900 thousand over the $7.4 million for the previous quarter. The increase in gaming operations costs is related to the increased revenues generated during the quarter. The Company's interest in Philippine gaming operations costs increased $635 thousand and the Company's 50% interest in Panama had an increase of $200 thousand over the first quarter 2007. All gaming operations costs in other operations were flat between the second quarter 2007 and the first quarter of 2007 despite increased sales in the operations due to management efforts to improve cost controls during the period.

General and administrative expenses increased to approximately $816 thousand for the quarter compared to $8.1 million for the previous quarter. Approximately, $200 thousand of the increase is related to the Company's 50% interest in additional marketing costs associated with the "39 days of Fiesta" promotion in Panama. The increases in the other operations were minimal and related to the increase in the size as well as the increase in level of operations in some cases.

Project development costs for the second quarter were $466 thousand compared to $75 thousand incurred in the first quarter. The increased expenditures stem primarily from the Company's emersion into the Peruvian hotel and gaming markets as well as its costs associated with its due diligence on the Hoteles Las Americas acquisition that was completed July 27, 2007. Approximately $100 thousand of these expenses relate to the on-going development efforts on the Poro Point project in the Philippines

Equity gain in equity investees was $Nil thousand for the second quarter of 2007 as well as $Nil for 2006.

Gain (loss) on disposal of asset was a loss of ($44) thousand in the 2nd quarter 2007 and related to the disposal of minor operating assets, compared to ($1.4) million for the 2nd quarter 2007. The $1.4 million consisted of the write down of the assets the company held on its books for Chile due to the loss of the company's fight to be a part of the bid process in the second quarter of 2006.

Non-controlling interest in the second quarter of 2007 included $151 thousand for Nicaragua, $25 thousand for Costa Rica and $452 thousand for the non-controlling interests in the Poro Point project, whereas the second quarter of 2006 non controlling interest expense of $151 thousand related exclusively to the Company's Nicaragua operation.

In the first quarter of 2007, the Company achieved an adjusted EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $3.3 million or $0.12 per diluted share. The adjusted EBITDA for Q2, excluding the impact of one-time events, was approximately $6.1 million or $0.22 per share. Basic and diluted loss per share from continuing operations was ($0.01) in Q1 2007 on net loss of ($260) thousand compared to income per share of $0.02 in the second quarter in 2007 on an income of $682 thousand.

D. ***Comparison of Results of Operations – Six months ended June 30, 2007 Compared to Six Months Ended June 30, 2006.***

Revenues from continuing operations for the first six months of 2007 were $42.8 million, an increase of 33% over 2006 revenues from continuing operations of $32.3 million for the same period. The growth in revenues is derived primarily from the Company's Philippine's Poro Point entity and the expanded Latin American operations. The Company's Philippine entities accounted for $8 million of the overall increase, due to recognizing a full six months of revenue in 2007 for the Poro property. This increase was the result of the expansion of the casinos during the early part of 2007. These increases were offset by a $900 thousand reduction in the revenues from the Guatemala operation due to its closure of the Camino Real Casino during in the beginning of 2007. Additionally Nicaragua's revenues are lower for the first half of 2007 compared to 2006 due to the lower play during the fist quarter of 2007. The other increases in revenue are due to the expansion of the Company's 50% share in the revenue from Panama and Costa Rica attributed to their expansions within their respective markets. The revenues from the

Panama operation increased $1.3 million in 2007 over the same period last year and the revenues in Costa Rica increased $2.0 million from $1.1 million for the same period last year, which is nearly a 50% increase over the same period last year.

Gaming operation expenses are approximately $3.9 million higher than the comparable period in 2006. The increase in gaming operations expenses stems primarily from the new operations in the Philippines. The Philippines, which opened its Poro Point casino in April 2006, incurred costs of approximately $400 thousand for the period ended June 30, 2006 versus $2.6 million in 2007. Additionally, the Rizal casino experienced an increase of approximately $400 thousand over the same period in 2006 directly related to the increased sales generated from the casino. The gaming operations expenses and decreases in the case of Guatemala, followed the increased sales in the Latin American entities of $500 thousand in Panama and $500 thousand in Costa Rica, a decrease of ($300) thousand in Guatemala and $200 thousand in Nicaragua.

General and administrative expenses are approximately $4.6 million higher than the comparable period in 2006. The increase in G&A expenses stems primarily from the Philippine operations. The Philippines incurred costs of approximately $5.0 million for the period ended June 30, 2007 versus $2.9 million in 2006. All other Latin American operations experienced increases in their administrative costs, including corporate costs as the Company is building its infrastructure to support the developments in each of these countries and be able to respond to new opportunities as they arise. The Company's 50% interest in Costa Rica and Panama's general and administration expenses of approximately, $500 each during the first six months of 2007 over the previous period. Guatemala and Nicaragua both had small increases of $200 thousand each for the period.

The Company recorded development costs of $541 thousand for the first six months of 2007 primarily in relation to its efforts in Peru and the Hotel acquisition. During the same period in 2006 the Company recorded $878 thousand related primarily to the Company's development in Chile plus development and pre-opening expenses for the Poro Point casino in the Philippines.

Equity gain in equity investees $Nil for both six month periods ending June 30, 2007 and 2006.

Loss on disposal of asset was ($44) thousand for the first six months in 2007 compared to a (loss) on disposal of asset was $(1.4) million for the first six months in 2006. The $1.4 million consisted of the write down of the assets the company held on its books for Chile due to the loss of the company's fight to be a part of the bid process in the second quarter of 2006.

Net income for the period was $682 thousand compared a loss of ($1,791) in 2006 for the same period, as a loss stemming from the one time write down of assets for Chile occurred during the 2006 period.

For the first six months of 2007 the Company achieved an adjusted EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization, before the impact of one-time gains, project development costs and non-controlling interest, of $9.7 million or $0.35 per dilutive share, compared to $8.2 million or $0.29 per share for the same period in 2006. Earnings per diluted share from continuing operations were $.02 in 2007 compared to a loss of ($0.05) per share in 2006.

E. ***Capital Resources and Liquidity***. Cash provided by continuing operations for the six months ended June 30, 2007 was $5.6 million; an increase of $4.3 million when compared to the $1.3 million used by operations for the same period ended June 30, 2006 . Cash and cash

equivalents increased to $8.9 million at June 30, 2007 from $7.4 million at December 31, 2006. This increase is due to proceeds from an additional $1.0 million raised to fund development of a new slot parlor in Guatemala and $500 thousand for financing on the acquisition of the Peru Hotels that occurred on July 27, 2007. The Company's working capital deficiency increased in the second quarter from the period ended December 31, 2006 by 2.0 million due to a lower level of funds remaining in the cash accounts used to fund project development. At December 31, 2006 $3.5 million of project development funds remained in the cash accounts verses the $1.5 million in funds at June 30, 2007. This working capital deficiency is due to the funding of project development through debt financing with short repayment terms. Total long-term debt and capital lease obligations at December 31, 2006 was $35.4 million and have increased to $40.1 million at June 30, 2007. The reason for the substantial increase is the assumption of additional debt to finance projects in the Philippines, Guatemala, Panama, Costa Rica and Guatemala.

The Company's assets and liabilities increased at June 30, 2007 to $82 million from the $68 million as at December 31, 2006. The increase is attributable to the debt funding raised for capital improvement projects in the Philippines, Costa Rica, Panama, and Guatemala.

The Company anticipates paying its obligations with its cash flow generated from operations and collection of amounts receivable and recoverable, including the proceeds from the sale of its Venezuela interests.

The Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of June 30, 2007, the Company had outstanding share options exercisable for up to 2,387,795 common shares at prices ranging from CDN$0.09 to CDN$1.63 per share. If all share options are exercised, to which no assurance can be given, 2,387,795 common shares would be issued generating proceeds of approximately CDN$4.2 million.

F. *Effect of Recent Developments on Operations*

(1) Peru Acquisition. In July 2007 we acquired, for $43.5 million, the Hoteles Las Americas properties located in Lima, the capital city of Peru. These six hotels have 655 rooms and several restaurants/entertainment venues, and include three five-star hotels (281 rooms with 562 beds) and two four-star hotels (144 rooms with 388 beds), as well as a resort/convention center. This chain is the largest hotel chain in Peru. Four of the hotels are located in the commercial and financial areas of Lima (Miraflores and San Isidro) and cater to business and foreign leisure/tourist travelers. Our resort/convention center is known in the Lima market as the biggest convention destination for the city. We intend to install major market-style casinos and entertainment facilities in at least two of these hotels during 2008.

(2) Poland Letter of Intent. In August 2007 we entered into a memorandum of understanding with our local partner to jointly develop casino properties in the Republic of Poland, beginning within the city of Lodz. We will obtain a 66.6% equity interest in any properties developed or acquired in Lodz, as well as management fees from the venture separate from our equity interest. The Company is negotiating the final terms in the formal documents that are expected to be completed within the next 60 days.

(3) Change of Control Agreement: In June of 2007, The Board of Directors of the Company approved entering into a Change of Control Agreement ("Agreement") with certain directors,

officers and key employees of the Company (the "Executives"). The Agreement attempts to treat fairly the Executives whose employment and or involvement with the Company terminates in connection with or following a change of control event. The Agreement is not being adopted in response to any proposal to acquire control of the Company. The Agreement may be changed unilaterally by the Board of Directors up and until the announcement of a "change of control" event.

(4) MRG Warrant Sale: In June 2007, the Company announced that *MRG Entertainment, LLC (MRG)* which was granted certain Warrants by the Company dated December 30, 2002 (the *MRG Warrants*) entered into a Sale Agreement with an Individual Purchaser to sell 2,000,000 of it's total 2,520,413 *MRG Warrants*. The Purchaser immediately exercised its rights to convert the 2,000,000 warrants into common shares. The Company was paid the exercise strike price of 10 cents per share ($200,000) and *MRG* received $1.50 per share ($3,000,000) so that the total consideration of $3,200,000 for the 2,000,000 shares reflects a share price of a $1.60 per share. *MRG*'s remaining 520,413 warrants will maintain the December 30, 2002 exercise strike price of 10 cents per share; however, certain "anti-dilution" provisions previously applicable to the *MRG Warrants* (other than in the case of a stock split or stock dividends) have been eliminated. The Company issued 2,000,000 of its common shares into the name of the Purchaser and with this issuance, the Company's total issued and outstanding common shares have increased to 27,204,128.

(5) Shareholders Rights Plan: In July 2007, The Board of Directors adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan is being adopted in order to reflect developments in Canada with respect to shareholder rights plans and is designed to encourage the fair treatment of shareholders in connection with any take-over bid for Thunderbird. The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for Thunderbird without undue pressure. The Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or takeover offer. The Rights Plan is consistent with other shareholder rights plans recently adopted by other Canadian corporations.

G. *Off Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company is committed.

H. *Financial Instruments and Other Instruments*

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

I. *Transactions with Related Parties*

Included in accounts receivable is $2,997,000 (December 2006- $2,248,000) due from Thunderbird Panama. Also included in accounts receivable is $1,544,000 (December 2006 - $1,157,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

Included in accounts receivable is $1,544,000 (December 2006 - $521,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $414,000 (December 2006 - $521,000) of bonuses payable to the officers included in the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,577,000 (December 2006 - $1,456,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (December 2006 - $36,000) due from certain management and officers of the Company.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

J. *Other MD&A Requirements*

Disclosure of Outstanding Share Capital

	Number		Value*(1)*
Outstanding Common Shares at June 30, 2007	27,346,628	$	45,121,936
Warrants exercisable	520,413	$	858,681
Stock Options exercisable	2,387,795	$	3,939,862
Balance at June 30, 2006	30,254,836	$	49,920,479

(1) The closing price of the Company's common shares was US$1.65 on June 30, 2007.

Share capital has increased 2,152,500 shares since December 31, 2006, due exclusively through the exercise of stock options and warrants. The Company's auditors have not reviewed these statements or the MD&A.

Additional Information

Additional information may be obtained from the Company's AIF or on the Sedar website at: www.sedar.com

Cautionary Notice: The Q2 interim financial statements have not been reviewed by the Company's outside auditor. This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities. Included in this press release are certain "non-GAAP financial measures," which are measures of Thunderbird's historical or estimated future performance that are different from measures calculated and presented in accordance with GAAP, within the meaning of applicable CNQ rules, that are useful to investors. These measures include (i) Property EBITDA These measures are not Generally Accepted Accounting Principles measurements but are commonly used in the gaming industry as measures of performance and as

bases for valuation of gaming companies. Depreciation and amortization are non-cash items; consequently, management and many analysts believe the presentation of Property EBITDA is useful to management and to investors. Property EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, equity in earnings of affiliates, minority interests, development costs, and gain on refinancing and discontinued operations. The Company believes Property EBITDA provides useful information to investors regarding the Company's financial condition and results of operations because Property EBITDA is useful for evaluating performance and capacity to incur and service debt and to fund capital expenditures. Management also uses Property EBITDA as one measure in determining the value of acquisitions and dispositions.

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

<u>NOTE</u>: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

<u>NOTE</u>: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. <u>Reporting Issuer</u>

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. <u>Date of Material Change</u>

August 29, 2007

Item 3. <u>Press Release</u>

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

August 29, 2007, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. <u>Summary of Material Change</u>

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
29th day of August, 2007.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird resorts

RECEIVED

2007 SEP 27 A 9:51

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

August 29, 2007

Thunderbird Resorts Reports Second Quarter Results; Revenues, Property EBITDA Hit Records

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) today reported the following financial results for the 2007 second quarter ended June 30. All figures are in US dollars:

- Revenues rise 35% over second quarter 2006 to second quarter record $23.3 million
- Property EBITDA climbs to second quarter record $6.2 million, diluted EPS from Continuing Operations improves to $0.02 cents
- Philippine "same store" results reflect a 30% increase in revenues over the second quarter in 2006
- Costa Rica operations are exceeding management expectations; construction of a major hotel/convention/spa/entertainment center/gaming product is underway
- The Company deepens its market leading position in the Central American market while the first expansion into the South American market is completed in Peru.
- Select expansion opportunities in the Southeast and Central Asian markets continue to be explored.

Summary: THUNDERBIRD RESORTS, INC: COMPANY WIDE RESULTS
(In thousands, except per share amounts)

	2007 Second Quarter	2006 Second Quarter	Percent Increase (Decrease)
Revenues	$23,300	$17,300	35%
Property EBITDA	$ 6,200	$ 4,200	48%
EPS from Continuing Operations	$ 0.02	$ (0.06)	133%

"Property EBITDA" is not a Generally Accepted Accounting Principle but is commonly used in the gaming industry as a measure of performance and as a basis for valuation of gaming companies.

On a GAAP basis, second quarter income from continuing operations were $682 thousand, up 144% from a loss of ($1.7) million in the 2006 Second quarter. Diluted earnings per share from continuing operations were $0.02 cents, an increase of 133% from the loss of ($0.06) cents achieved in the year-ago quarter.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

For a more detailed analysis of the results for the period, please review the MD&A at the Company's website or the CNQ website.

In Panama, the Company's portion of 2007 second quarter revenues was $6.9 million which was a 19% increase over $5.8 million for the same period last year. Net income for Panama was $564 thousand for the second quarter in 2007 which was a 13% increase over the $504 thousand for the same period last year. This increase can be attributed to the continued expansion of the operation. We expect continued measured expansions to better serve our clients and to attend to niche markets as opportunities allow.

In Guatemala, revenues for the second quarter decreased 19% over the same period in 2006 to $976 thousand due to closure of the Camino Real location. The Company is experiencing new competition which has slightly impacted revenue, albeit we remain the market share leader. Thunderbird now has three video lottery parlors in Guatemala.

In Nicaragua, the Camino Real and Pharaohs casinos generated revenues of $3.5 million for second quarter of 2007, a recovery from the previous two quarters; however a 5% decrease compared to the $3.6 million generated in the second quarter in 2006. The Company continues to evaluate the market conditions in Nicaragua for further investment.

In Costa Rica, the Company's portion of revenues was $3.1 million for the second quarter in 2007 compared to $2.1 million for the same period last year. The operation has significantly increased in size and is still expanding. As of August 29, 2007, the operation has 4 casinos, 4 slot parlors, and a slot route division resulting in 212 table positions and 1.235 slot machines compared to 931 slot machines and 226 table positions for the same period last year. The operations generated net income of $238 thousand for the period, compared to $48 thousand for the same period last year. In addition, we have identified opportunities to increase our revenue over the next two to three years via expansions and new operations. Construction on the 22-acre "Tres Rios" resort project in the suburbs of eastern San Jose is underway. The Tres Rios resort will feature a resort hotel and spa, a convention center and a Fiesta Casino. We expect that this project will be complete by the fourth quarter of 2008.

In the Philippines, revenues were $8.7 million for the second quarter in 2007. The Fiesta Casino Manila-Eastridge is located adjacent to Metro Manila and is the first private casino that can service both the local and foreign markets. The project has access to an 18-hole golf course and includes Thunderbird's first hotel, which has 43 suites in phase one. The operation, which has 191 table positions and 293 slot machines, generated $4.8 million for the second quarter. The revenues at the Fiesta Casino at Poro Point which has 193 table positions and 160 slot machines continue to exceed management expectations. Both the Fiesta Casinos at Manila-Eastridge and the Fiesta Casino at Poro Point continue to set record revenues. We have plans to expand of both of our facilities in the Philippines. In Rizal, on the eastern side of Manila, we are in the engineering plans stages to expand our Thunderbird Resorts–Rizal hotel and casino facility to add an event center, spa, and additional food and beverage areas, as well as an expansion of the existing Fiesta Casino at that location. Upon completion, that Fiesta Casino will be the first truly major market-style casino in the area. We expect this expansion to be completed during the latter part of 2008. In San Fernando, construction is underway to expand our Thunderbird Resorts–Poro Point facility to include a nine-hole golf course, a 45-unit hotel and additional food and beverage areas, as well as an expansion of the existing Fiesta Casino at that location. We expect this expansion to be completed by mid 2008.

Peru Acquisition. In July 2007, the Company acquired, for $43.5 million, the Hoteles Las Americas properties located in Lima, the capital city of Peru. These six hotels have 655 rooms and several restaurants/entertainment venues, and include three five-star hotels (281 rooms with 562 beds) and two four-star hotels (144 rooms with 388 beds), as well as a resort/convention center. This chain is the largest hotel chain in Peru. Four of the hotels are located in the commercial and financial areas of Lima (Miraflores and San Isidro) and cater to business and foreign leisure/tourist travelers. Our resort/convention center is known in the Lima market as the largest convention destination for the city. We intend to invest in significant improvements in the hotel properties and to install major market-style casinos and entertainment facilities in at least four of these hotels during 2008 and 2009.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Poland Letter of Intent. In August 2007, the Company entered into a memorandum of understanding with our local European partner to jointly develop casino properties in the Republic of Poland, beginning within the city of Lodz. The Company will obtain a 66.6% equity interest in any properties developed or acquired in Lodz, as well as management fees from the venture separate from our equity interest. The Company is negotiating the final terms in the formal documents that are expected to be completed within the next 60 days.

Thunderbird Resorts, Inc. is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansions and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

Cautionary Notice: The Q3 interim financial statements have not been reviewed by the Company's outside auditor. This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities. Included in this press release are certain "non-GAAP financial measures," which are measures of Thunderbird's historical or estimated future performance that are different from measures calculated and presented in accordance with GAAP, within the meaning of applicable CNQ rules, that are useful to investors. These measures include (i) Property EBITDA These measures are not Generally Accepted Accounting Principles measurements but are commonly used in the gaming industry as measures of performance and as bases for valuation of gaming companies. Depreciation and amortization are non-cash items; consequently, management and many analysts believe the presentation of Property EBITDA is useful to management and to investors. Property EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, equity in earnings of affiliates, minority interests, development costs, and gain on refinancing and discontinued operations. The Company believes Property EBITDA provides useful information to investors regarding the Company's financial condition and results of operations because Property EBITDA is useful for evaluating performance and capacity to incur and service debt and to fund capital expenditures. Management also uses Property EBITDA as one measure in determining the value of acquisitions and dispositions.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Thunderbird
resorts

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

August 29, 2007

Thunderbird Resorts Reports Second Quarter Results; Revenues, Property EBITDA Hit Records

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) today reported the following financial results for the 2007 second quarter ended June 30. All figures are in US dollars:

- Revenues rise 35% over second quarter 2006 to second quarter record $23.3 million
- Property EBITDA climbs to second quarter record $6.2 million, diluted EPS from Continuing Operations improves to $0.02 cents
- Philippine "same store" results reflect a 30% increase in revenues over the second quarter in 2006
- Costa Rica operations are exceeding management expectations; construction of a major hotel/convention/spa/entertainment center/gaming product is underway
- The Company deepens its market leading position in the Central American market while the first expansion into the South American market is completed in Peru.
- Select expansion opportunities in the Southeast and Central Asian markets continue to be explored.

Summary: THUNDERBIRD RESORTS, INC: COMPANY WIDE RESULTS
(In thousands, except per share amounts)

	2007 Second Quarter	2006 Second Quarter	Percent Increase (Decrease)
Revenues	$23,300	$17,300	35%
Property EBITDA	$ 6,200	$ 4,200	48%
EPS from Continuing Operations	$ 0.02	$ (0.06)	133%

"Property EBITDA" is not a Generally Accepted Accounting Principle but is commonly used in the gaming industry as a measure of performance and as a basis for valuation of gaming companies.

On a GAAP basis, second quarter income from continuing operations were $682 thousand, up 144% from a loss of ($1.7) million in the 2006 Second quarter. Diluted earnings per share from continuing operations were $0.02 cents, an increase of 133% from the loss of ($0.06) cents achieved in the year-ago quarter.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

For a more detailed analysis of the results for the period, please review the MD&A at the Company's website or the CNQ website.

In Panama, the Company's portion of 2007 second quarter revenues was $6.9 million which was a 19% increase over $5.8 million for the same period last year. Net income for Panama was $564 thousand for the second quarter in 2007 which was a 13% increase over the $504 thousand for the same period last year. This increase can be attributed to the continued expansion of the operation. We expect continued measured expansions to better serve our clients and to attend to niche markets as opportunities allow.

In Guatemala, revenues for the second quarter decreased 19% over the same period in 2006 to $976 thousand due to closure of the Camino Real location. The Company is experiencing new competition which has slightly impacted revenue, albeit we remain the market share leader. Thunderbird now has three video lottery parlors in Guatemala.

In Nicaragua, the Camino Real and Pharaohs casinos generated revenues of $3.5 million for second quarter of 2007, a recovery from the previous two quarters; however a 5% decrease compared to the $3.6 million generated in the second quarter in 2006. The Company continues to evaluate the market conditions in Nicaragua for further investment.

In Costa Rica, the Company's portion of revenues was $3.1 million for the second quarter in 2007 compared to $2.1 million for the same period last year. The operation has significantly increased in size and is still expanding. As of August 29, 2007, the operation has 4 casinos, 4 slot parlors, and a slot route division resulting in 212 table positions and 1.235 slot machines compared to 931 slot machines and 226 table positions for the same period last year. The operations generated net income of $238 thousand for the period, compared to $48 thousand for the same period last year. In addition, we have identified opportunities to increase our revenue over the next two to three years via expansions and new operations. Construction on the 22-acre "Tres Rios" resort project in the suburbs of eastern San Jose is underway. The Tres Rios resort will feature a resort hotel and spa, a convention center and a Fiesta Casino. We expect that this project will be complete by the fourth quarter of 2008.

In the Philippines, revenues were $8.7 million for the second quarter in 2007. The Fiesta Casino Manila-Eastridge is located adjacent to Metro Manila and is the first private casino that can service both the local and foreign markets. The project has access to an 18-hole golf course and includes Thunderbird's first hotel, which has 43 suites in phase one. The operation, which has 191 table positions and 293 slot machines, generated $4.8 million for the second quarter. The revenues at the Fiesta Casino at Poro Point which has 193 table positions and 160 slot machines continue to exceed management expectations. Both the Fiesta Casinos at Manila-Eastridge and the Fiesta Casino at Poro Point continue to set record revenues. We have plans to expand of both of our facilities in the Philippines. In Rizal, on the eastern side of Manila, we are in the engineering plans stages to expand our Thunderbird Resorts–Rizal hotel and casino facility to add an event center, spa, and additional food and beverage areas, as well as an expansion of the existing Fiesta Casino at that location. Upon completion, that Fiesta Casino will be the first truly major market-style casino in the area. We expect this expansion to be completed during the latter part of 2008. In San Fernando, construction is underway to expand our Thunderbird Resorts–Poro Point facility to include a nine-hole golf course, a 45-unit hotel and additional food and beverage areas, as well as an expansion of the existing Fiesta Casino at that location. We expect this expansion to be completed by mid 2008.

Peru Acquisition. In July 2007, the Company acquired, for $43.5 million, the Hoteles Las Americas properties located in Lima, the capital city of Peru. These six hotels have 655 rooms and several restaurants/entertainment venues, and include three five-star hotels (281 rooms with 562 beds) and two four-star hotels (144 rooms with 388 beds), as well as a resort/convention center. This chain is the largest hotel chain in Peru. Four of the hotels are located in the commercial and financial areas of Lima (Miraflores and San Isidro) and cater to business and foreign leisure/tourist travelers. Our resort/convention center is known in the Lima market as the largest convention destination for the city. We intend to invest in significant improvements in the hotel properties and to install major market-style casinos and entertainment facilities in at least four of these hotels during 2008 and 2009.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Poland Letter of Intent. In August 2007, the Company entered into a memorandum of understanding with our local European partner to jointly develop casino properties in the Republic of Poland, beginning within the city of Lodz. The Company will obtain a 66.6% equity interest in any properties developed or acquired in Lodz, as well as management fees from the venture separate from our equity interest. The Company is negotiating the final terms in the formal documents that are expected to be completed within the next 60 days.

Thunderbird Resorts, Inc. is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansions and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: The Q3 interim financial statements have not been reviewed by the Company's outside auditor. This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities. Included in this press release are certain "non-GAAP financial measures," which are measures of Thunderbird's historical or estimated future performance that are different from measures calculated and presented in accordance with GAAP, within the meaning of applicable CNQ rules, that are useful to investors. These measures include (i) Property EBITDA These measures are not Generally Accepted Accounting Principles measurements but are commonly used in the gaming industry as measures of performance and as bases for valuation of gaming companies. Depreciation and amortization are non-cash items; consequently, management and many analysts believe the presentation of Property EBITDA is useful to management and to investors. Property EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, equity in earnings of affiliates, minority interests, development costs, and gain on refinancing and discontinued operations. The Company believes Property EBITDA provides useful information to investors regarding the Company's financial condition and results of operations because Property EBITDA is useful for evaluating performance and capacity to incur and service debt and to fund capital expenditures. Management also uses Property EBITDA as one measure in determining the value of acquisitions and dispositions.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Pacific Corporate Trust Company
a Computershare Company
25 YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

August 22, 2007

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**THUNDERBIRD RESORTS, INC.**
Meeting Type:	Special Meeting
ISIN:	CA8860571089
Meeting Date:	September 27, 2007
Record Date for Notice:	August 24, 2007
Record Date for Voting:	August 24, 2007
Beneficial Ownership Determination Date:	August 24, 2007
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Yasmin Juma"

Yasmin Juma
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\8282BIR.pdf

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

July 27, 2007

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

June 27, 2007, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
27th day of July, 2007.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

For Immediate Release **July 27, 2007**

Contact: Albert W. Atallah, Investor Relations
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

THUNDERBIRD CLOSES PERU HOTELES LAS AMERICAS ACQUISTION

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) is pleased to announce the closing of the acquisition of the Hoteles Las Americas chain of hotels in Lima, Peru. The Hoteles Las Americas hotel chain is one of the largest chains in Lima with 6 hotel properties representing an aggregate of 650 rooms. Thunderbird is now operating this chain of hotels and congratulates the seller, Caja de Pensiones Military Policia, for its dedication and success in the operation of the hotels over the past several years.

On May 18, the Company announced the submittal of its winning bid of USD$43.5 million for the acquisition of the 6 hotel facilities free and clear of all liens or encumbrances against the facilities. The total funding for the acquisition (including closing costs and costs for refurbishment) is approximately USD$60 million. The Company formed a subsidiary ("Thunderbird Hoteles Las Americas S.A.") to borrow a portion of the funds from a senior lender secured by the hotel facilities. Other funding for the balance was provided by the Company's private investors who have funded the Company's projects over the past several years. This private source of funding will be subordinate to the senior loan.

Thunderbird Hoteles Las Americas S.A. plans to remodel and upgrade all 6 of the hotels with significant improvements in its facilities. Thunderbird is committed to also upgrade the technological systems of all the hotels, including telephone, internet, cable TV, security and other information technology systems. Thunderbird is currently evaluating the viability of placing casino operations in 4 of the 6 hotels. The Company believes one of the locations offers facilities and parking to develop the premiere entertainment and casino property in the city of Lima.

Thunderbird Resorts, Inc. is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansions and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

SHAREHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

THUNDERBIRD RESORTS, INC.

AND

PACIFIC CORPORATE TRUST COMPANY

AS RIGHTS AGENT

DATED FOR REFERENCE AS OF June 19, 2007

THIS AGREEMENT dated for reference as of June 19 , 2007 between Thunderbird Resorts, Inc. ("**Thunderbird**"), a company incorporated under the laws of the British Virgin Islands, and Pacific Corporate Trust Company, a trust company incorporated under the laws of Canada (the "**Rights Agent**");

WHEREAS the board of directors of Thunderbird has determined that it is in the best interests of Thunderbird to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of Thunderbird are treated fairly in connection with any take-over bid for Thunderbird;

AND WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the board of directors of Thunderbird has:

(a) authorized the issuance, effective at the Record Time (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Voting Share (as hereinafter defined) outstanding at the Record Time; and

(b) authorized the issuance of one Right in respect of each Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of Thunderbird pursuant to the terms and subject to the conditions set forth in this Agreement;

AND WHEREAS Thunderbird desires to appoint the Rights Agent to act on behalf of Thunderbird and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to in this Agreement;

AND WHEREAS the board of directors of Thunderbird proposes that this Agreement be in place for a period of nine years, subject to the Agreement being reconfirmed by Thunderbird's shareholders every three years, except as otherwise contemplated by this Agreement.

NOW THEREFOR, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

1. INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) "**Acquiring Person**" means any Person who is the Beneficial owner of 20 per cent or more of the outstanding Voting Shares; provided, however, that the term "**Acquiring Person**" shall not include:

(i) Thunderbird or any Subsidiary of Thunderbird;

(ii) any Person who becomes the Beneficial owner of 20 per cent or more of the outstanding Voting Shares as a result of one or any combination of (A) an acquisition or redemption by Thunderbird of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially owned by such Person to 20 per cent or more of the Voting Shares then outstanding, (B) Permitted Bid Acquisitions, (C) Pro Rata Acquisitions, or (D) Exempt Acquisitions; provided, however, that if a Person becomes the Beneficial owner of 20 per cent or more of the outstanding Voting Shares by reason of one or any combination of the operation of Sub Clause (A), (B), (C), or (D) above) and such Person thereafter becomes the Beneficial owner of more than an additional 1% of the number of outstanding Voting Shares (other than pursuant to one or more of any combination of Sub Clauses (A), (B), (C) or (D) above, as the case may be), then as of the date such Person becomes the Beneficial owner of such additional Voting Shares, as the case may be, such Person shall become an "Acquiring Person";

(iii) for a period of 10 calendar days after the Disqualification Date (as defined below), any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(f) B solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of a public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid;

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial owner of 20% or more of the Voting Shares in connection with a distribution of securities of Thunderbird;

(v) a Person (a "**Grandfathered Person**") who is the Beneficial owner of more than 20% of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to Beneficially own more than 20% of the outstanding Voting Shares; or (2) through the acquisition of additional Voting Shares, become the Beneficial owner of any additional Voting Shares that increases its Beneficial ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through an acquisition pursuant to which a Person becomes a Beneficial owner of additional Voting Shares by reason of one or any combination of the operation of Sub Clauses 1.1(a)(ii)(A)(B)(C) or (D);

(b) "**Affiliate**" when used to indicate a relationship with a specified Person, means a Person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by or is under common control with, such specified Person;

(c) "**Agreement**" means this shareholder rights plan agreement dated as of June 19, 2007 between Thunderbird and the Rights Agent; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) "**annual cash dividend**" means cash dividends paid in any fiscal year of Thunderbird, to the extent such cash dividends, in the aggregate, do not exceed the greatest of:

(i) 200 per cent of the aggregate amount of cash dividends declared payable by Thunderbird on its Common Shares in its immediately preceding fiscal year;

(ii) 300 per cent of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by Thunderbird on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100 per cent of the aggregate consolidated net income of Thunderbird, before extraordinary items, for its immediately preceding fiscal year;

(e) "**Associate**" when used to indicate a relationship with a specified Person, means a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person, or a relative of that Person who has the same residence as that Person;

(f) a Person shall be deemed the "**Beneficial owner**" of, and to have "**Beneficial ownership**" of, and to "**Beneficially own**",

(i) any securities as to which such Person or any of such Person's Affiliates and Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; and

(iii) any securities which are Beneficially owned within the meaning of Clauses 1.1(f)(i) or 1.1(f)(ii) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "**Beneficial owner**" of, or to have "**Beneficial ownership**" of, or to "**Beneficially own**", any security:

A. because such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until the earlier of such deposited or tendered security being taken up or paid for;

B. because such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii) holds such security provided that,

I. the ordinary business of any such Person (the "**Investment Manager**") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client");

II. such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

III. such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

IV. such Person (the "Administrator") is the administrator or trustee of one or more pension funds, plans or related trusts (a "Plan") registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof or is a Plan; or

V. such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, or the Crown agent or agency, as the case may be, is not then making or has not then announced an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by Thunderbird or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the counter market, alone or by acting jointly or in concert with any other Person;

A. because such security has been agreed to be deposited or tendered

pursuant to a Lock-up Agreement;

B. because such Person is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

C. where such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

D. where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(g) "**Board of Directors**" means the board of directors of Thunderbird or any duly constituted and empowered committee thereof;

(h) "**BVICA**" means the *British Virgin Islands Business Companies Act, 2004,* as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(i) "**Business Day**" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(j) "**Canadian Dollar Equivalent**" of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U. S. - Canadian Exchange Rate in effect on such date;

(k) "**close of business**" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares (or, after the Separation Time, the principal office in Vancouver, British Columbia of the Rights Agent) is closed to the public;

(l) "**Common Shares**" means the common shares in the capital of Thunderbird;

(m "**Competing Permitted Bid**" means a Take-over Bid that:

(i) is made after another Permitted Bid has been made and prior to the expiry of that

other Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in Sub Clause1.1(gg) (ii)(A) of the definition of a Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of: (a) 35 days after the date of the Take-over Bid; and (b) the 60th day after the earliest date on which any other Permitted Bid or Competing Permitted Bid that is then in existence was made;

(n) **"controlled"** - a corporation is "controlled" by another Person or two or more Persons acting jointly or in concert if:

(i)securities entitled to vote in the election of directors carrying more than 50 per cent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(o) **"Co-Rights Agents"** has the meaning ascribed thereto in Subsection 4.1(a);

(p) **"Disposition Date"** has the meaning ascribed thereto in Subsection 5.1(a);

(q) **"Dividend Reinvestment Acquisition"** means an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(r) **"Dividend Reinvestment Plan"** means a regular dividend reinvestment or other program or plan of Thunderbird made available by Thunderbird to holders of its securities and/or to holders of securities of a Subsidiary of Thunderbird, where such program or plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of any class of Thunderbird or a Subsidiary;

(ii) proceeds of redemption of shares of Thunderbird or a Subsidiary;

(iii) interest paid on evidence of indebtedness of Thunderbird or a Subsidiary; or

(iv) optional cash payments;

be applied to the purchase of Voting Shares;

(s) "**Election to Exercise**" has the meaning ascribed thereto in Subsection 2.2(d);

(t) "**Exempt Acquisition**" means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsections 5.1(a), 5.1(b) or 5.1(e);

(u) "**Exercise Price**" means the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be an amount equal to one half of the Market Price of the Common Shares as of the date immediately prior to the occurrence of a Flip In Event.

(v) "**Expansion Factor**" has the meaning ascribed thereto in Subsection 2.3(a);

(ww) "**Expiration Time**" means the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 5.15 or, if this Agreement is confirmed and subsequently reconfirmed pursuant to Section 5.15 at the third and sixth annual meetings following Thunderbird's annual or special meeting of shareholders in 2008, the close of business on the ninth anniversary of the Record Time;

(x) "**Flip-in Event**" means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(y) "**Holder**" has the meaning ascribed thereto in Section 2.8;

(z) "**Independent Shareholders**" means a holder of any Voting Shares, other than (a) any Acquiring Person, (b) any Offeror (other than any Person who pursuant to Subsection 1.1(f) is not deemed to Beneficially own the Voting Shares held by such Person), (c) any Affiliate or Associate of any Acquiring Person or Offeror (within the meaning of part (b) of this Subsection (aa)), (d) any Person acting jointly or in concert with any Acquiring Person or Offeror (within the meaning of part (b) of this Subsection (aa)), and (e) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of Thunderbird or a Subsidiary of Thunderbird, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(aa)"**Lock-up Agreement**" means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), provided that the terms of the agreement are publicly disclosed and a copy of the agreement is made available to the public (including Thunderbird) not later than (i) the date the Lock-up Bid is publicly announced or, (ii) if the Lock-up Bid has been made prior to the date on which such agreement is entered into then as soon as possible after it is entered into and in any event not later than the date following the date of such agreement and provided further that:

(i) the agreement:

A. permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that contains an offering price or value for each Voting Share that is higher than the offering price or value contained in or proposed to be contained in the Lock-up Bid; or

B. permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction if:

I. the other Take-over Bid or transaction contains an offering price or value for each Voting Share that exceeds the offering price or value for each Voting Share contained in or proposed to be contained in the Lock-up Bid by an amount that is equal to or greater than the lesser of (x) any amount specified in the agreement and (y) 7%; or

II. the number of Voting Shares to be purchased under the other Take-over Bid or transaction exceeds the number of Voting Shares offered to be purchased under the Lock-up Bid by an amount that is equal to or greater than the lesser of (x) any amount specified in the agreement and (y) 7%, at a price or value per Voting share, as applicable, that is not less than the price or value per Voting Share offered under the Lock-up Bid,

(ii) and, for greater clarity, an agreement may contain a right of first refusal or require a period of delay to give an offeror an opportunity to match a higher price or value in another take-over bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares from the agreement, as long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other take-over bid or transaction; and

(iii) no "break-up" fees, "top-up" fees, penalties or other amounts that exceed in the aggregate:

A. the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

B. 50% of the amount by which the price or value payable under another take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid,

shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously tendered thereto in order to tender to

another Take-over Bid or support another transaction.

(bb)"**Market Price**" per share of any securities on any date of determination means the average of the daily closing sale prices per share of such class of securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing sale price per share of any securities on any date shall be:

(i) the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the principal Canadian securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the principal United States securities exchange (as determined by volume of trading) (if any) on which such securities are listed or admitted for trading;

(ii) if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

provided, however, that if on any such date none of such prices is available, the closing sale price per share of such securities on such date shall mean the fair value per share of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker and provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately

preceding such date of determination. The Market Price shall be expressed in United Sates Dollars.

(cc) "**Nominee**" has the meaning ascribed thereto in Subsection 2.2(c);

(dd) "**Offer to Acquire**" includes:

(i) an offer to purchase or a solicitation of an offer to sell Voting Shares of any class or classes, and

(ii) an acceptance of an offer to sell Voting Shares of any class or classes, whether or not such offer to sell has been solicited,

or any combination thereof and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ee) "**Offeror**" means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(ff) "**Offeror's Securities**" means Voting Shares Beneficially owned by an Offeror on the date of the Offer to Acquire;

(gg) "**Permitted Bid**" means a Take-over Bid made by an Offeror that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of Thunderbird, other than the Offeror;

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up and paid for pursuant to the Take-over Bid (A) prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and (B) unless at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Takeover Bid and not withdrawn;

(iii) the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period described in Sub Clauses 1.1(gg)(ii) A unless the Take-over Bid is withdrawn and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv) the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Sub Clause1.1(gg)(ii) B is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10

Business Days from the date of such public announcement;

(hh) "**Permitted Bid Acquisition**" means an acquisition of Voting Shares of any class made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii) "**Person**" includes an individual, firm, association, trustee, executor, administrator, legal personal representative, body corporate, corporation, trust, partnership, joint venture, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality, any successor (by merger, statutory amalgamation or otherwise) and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(jj) "**Pro Rata Acquisition**" means an acquisition of Voting Shares by a Person pursuant to: (i) a Dividend Reinvestment Plan; or (ii) the receipt and/or exercise of rights issued by Thunderbird to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares, provided that such rights are acquired directly from Thunderbird as part of a rights offering and not from any other Person; or (iii) a distribution by Thunderbird of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or a distribution by way of private placement by Thunderbird, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible or exchangeable for Voting Shares of that class, than the Person's percentage of Voting Shares Beneficially owned immediately prior to such acquisition;

(kk) "**Record Time**" means 5:00 p.m. on the date Agreement has been fully executed by all the parties hereto.;

(ll) "**Redemption Price**" has the meaning set forth in Subsection 5.1(c) of this Agreement;

(mm)"**Right**" means a right to purchase a Common Share of Thunderbird, upon the terms and subject to the conditions set forth in this Agreement;

(nn) "**Rights Agent**" means Pacific Corporate Trust Company, a trust company incorporated under the laws of British Colombia or any successor Rights Agent appointed pursuant to Section 4.4;

(oo) "**Rights Certificate**" means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(pp) "**Rights Holders' Special Meeting**" means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Subsection 5.4(c);

(qq) "**Rights Register**" and "**Rights Registrar**" have the meanings ascribed thereto in Subsection 2.6(a);

(rr) "**Securities Act (British Columbia)**" means the *Securities Act* (British Columbia), as amended, and the regulations and rules thereunder, and any comparable or successor laws or

regulations or rules thereto;

(ss) "**Securities Act (Ontario)**" means the *Securities Act* (Ontario), as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto;

(tt)"**Separation Time**" means the close of business on the tenth Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii)the date of the commencement of or first public announcement of the intent of any Person (other than Thunderbird or any Subsidiary of Thunderbird) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such,

or such later date as may be determined by the Board of Directors, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made;

(uu)"**Special Meeting**" means a special meeting of the holders of Voting Shares, called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Subsection 5.4(b) or Subsection 5.4(c);

(vv) "**Stock Acquisition Date**" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 111 of the Securities Act (British Columbia), Section 101 of the Securities Act (Ontario) or Section 13(d) or 14 of the 1934 Exchange Act) by Thunderbird or an Acquiring Person that a Person has become an Acquiring Person;

(ww) "**Subsidiary**" - a corporation is a Subsidiary of another corporation if:

(i)it is controlled by:

A. that other, or

B. that other and one or more corporations each of which is controlled by that other, or

C. two or more corporations each of which is controlled by that other, or

(ii)it is a Subsidiary of a corporation that is that other's Subsidiary;

(xx)"**Take-over Bid**" means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible

securities subject to the Offer to Acquire are acquired and are Beneficially owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror's Securities constitute in the aggregate 20 per cent or more of the outstanding Voting Shares at the date of the Offer to Acquire, but excluding any Offer to Acquire Voting Shares made after the Record Time by a Grandfathered Person, provided that, assuming the successful completion of such Offer to Acquire, the Grandfathered Person would not become the Beneficial owner of Voting Shares in excess of the percentage set out in Sub Clause 1.1(a)(v) 2;

(yy)"**Thunderbird**" means Thunderbird Resorts, Inc., a company governed by the laws of the British Virgin Islands together, where the context requires, with its Subsidiaries;

(zz)"**Trading Day**", when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a day on which the principal United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

(aaa) "**U. S. - Canadian Exchange Rate**" means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(bbb)"**1934 Exchange Act**" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ccc)"**1933 Securities Act**" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and

(ddd)"**Voting Shares**" means the Common Shares of Thunderbird and any other shares in the capital of Thunderbird entitled to vote in the election of directors.

1.2. **Currency**

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3. **Headings**

The division of this Agreement into Articles, Sections, Subsections, Clauses, Sub Clauses or other

portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4. Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B where:

A = the number of votes for the election of all directors on the Board of Directors generally attaching to the Voting Shares of that class Beneficially owned by such Person; and

B = the number of votes for the election of all directors on the Board of Directors generally attaching to all outstanding Voting Shares of such class.

Where any Person is deemed to Beneficially own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares owned by such Person.

1.5. Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to any agreement, commitment or understanding, whether formal or informal, with the first Person, for the purpose of, directly or indirectly, acquiring or offering to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities and other than pledges of securities in the ordinary course of the pledgee's business).

1.6. Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

2. THE RIGHTS

2.1. Legend on Common Share Certificates

Common Share certificates that are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> "Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement dated as of May 31, 2007 (the "**Shareholder Rights Plan Agreement**"), between Thunderbird Resorts, Inc. (the "**Corporation**") and Pacific Corporate Trust Company, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Common Share certificates that are issued and outstanding at the Record Time, which as at the Record Time represent Common Shares, shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2. **Initial Exercise Price; Exercise of Rights; Detachment of Rights**

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (with the Exercise Price and number of Common Shares being subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by Thunderbird or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share of Thunderbird registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of Thunderbird.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of Rights shall be separate from and independent of Common Shares of Thunderbird.

Promptly following the Separation Time, Thunderbird will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Subsection 3.1(b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of Thunderbird (Thunderbird hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(iii) a Rights Certificate in substantially the form set out in Attachment 1 hereof appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as Thunderbird may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv) a description of the Rights,

provided that a Nominee shall be sent the materials provided for in (iii) and (iv) in respect of all Common Shares of Thunderbird held of record by it which are not Beneficially owned by an Acquiring Person. In order for Thunderbird to determine whether any Person is holding Common Shares which are Beneficially owned by another Person, Thunderbird may require such first mentioned Person to furnish such information and documentation as Thunderbird deems necessary or appropriate in order to make such determination.

(d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) payment by certified check, banker's draft or money order payable to the order of Thunderbird, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by Thunderbird in the event that Thunderbird is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (Thunderbird hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii) when appropriate, requisition from Thunderbird the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv) when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v) tender to Thunderbird all payments received on the exercise of the Rights.

(f) In the event that the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's assigns.

(g) Thunderbird covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly authorized, validly issued and fully paid and non-assessable;.

(ii) take all such action as may be necessary and within its power to comply with the requirements of the BVICA, the Securities Act (British Columbia), the Securities Act (Ontario), the 1933 Securities Act, the 1934 Exchange Act and the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) pay when due and payable, if applicable, any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of Thunderbird to withhold tax) which may be payable in respect of the original

issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that Thunderbird shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v) after the Separation Time, except as permitted by Sections 5.1 or 5.4 hereof, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3. **Adjustments to Exercise Price; Number of Rights**

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 .

(a) In the event Thunderbird shall at any time after the date of the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of Thunderbird) other than pursuant to any Dividend Reinvestment Plan;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of Thunderbird) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and Subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Subsection 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

(v) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of

Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(vi) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, Thunderbird shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or 2.3(a)(iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and Thunderbird and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event Thunderbird shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b) In the event Thunderbird shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate

offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by Thunderbird; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) In the event Thunderbird shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in Clause 2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights

Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidence of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i) three years from the date of the transaction which gives rise to such adjustment; or

(ii) the Expiration Date.

(e) In the event Thunderbird shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Clauses 2.3(a)(i) or 2.3(a)(iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), 2.3(b) and 2.3(c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), 2.3(b) and 2.3(c) above, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), 2.3(b) and 2.3(c) above, shall be made, subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Subsections 5.4(b) or 5.4(c), and Thunderbird and the Rights Agent shall have authority upon receiving such consent to amend this Agreement as appropriate to provide for such adjustments.

(f) Each Right originally issued by Thunderbird subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided for herein.

(g) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, Thunderbird may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of Thunderbird, if any, issuable upon such exercise over and above the number of Common Shares and other securities of Thunderbird, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that Thunderbird shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i) Notwithstanding anything contained in this Section 2.3 to the contrary, Thunderbird shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Common Shares;

(ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by Thunderbird to holders of its Common Shares, shall not be taxable to such shareholders.

(j) If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(k) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3,

Thunderbird shall promptly:

(i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii) file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

(l) The Rights Agent shall be entitled to act and rely on any adjustment calculation of Thunderbird without verification or liability.

2.4. **Date on Which Exercise Is Effective**

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of Thunderbird are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of Thunderbird are open.

2.5. **Execution, Authentication, Delivery and Dating of Rights Certificates**

(a) The Rights Certificates shall be executed on behalf of Thunderbird by any two directors or officers under the corporate seal of Thunderbird or otherwise reproduced thereon. The signature of any of these directors or officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of Thunderbird shall bind Thunderbird, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b) Promptly after Thunderbird learns of the Separation Time, Thunderbird will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by Thunderbird to the Rights Agent for countersignature, and the Rights Agent shall countersign (in a manner satisfactory to Thunderbird) and send such Rights

Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

Each Rights Certificate shall be dated the date of countersignature thereof.

2.6. **Registration, Transfer and Exchange**

(a) After the Separation Time, Thunderbird will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, Thunderbird will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for Thunderbird and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsections 2.6(e) and 3.1(b), Thunderbird will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of Thunderbird, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to Thunderbird or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney authorized in writing and shall be guaranteed by a Canadian Chartered bank or reliable guarantor institution with membership in an approved signature guarantee medallion program.. As a condition to the issuance of any new Rights Certificate under this Section 2.6, Thunderbird may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(e) Thunderbird shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7. **Mutilated, Destroyed, Lost and Stolen Rights Certificates**

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, Thunderbird shall execute and the Rights Agent shall countersign

and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to Thunderbird and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to Thunderbird or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, Thunderbird shall execute and upon Thunderbird's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, Thunderbird may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of Thunderbird, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8. **Persons Deemed Owners of Rights**

Thunderbird, the Rights Agent and any agent of Thunderbird or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share).

2.9. **Delivery and Cancellation of Certificates**

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. Thunderbird may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which Thunderbird may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights

Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to Thunderbird.

2.10. **Agreement of Rights Holders**

Every holder of Rights, by accepting the same, consents and agrees with Thunderbird and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, Thunderbird, the Rights Agent and any agent of Thunderbird or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than Thunderbird or the Rights Agent) for all purposes whatsoever, and neither Thunderbird nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time pursuant to Subsection 5.4(a) and the last sentence of the penultimate paragraph of Subsection 2.3(a); and

(g) that notwithstanding anything in this Agreement to the contrary, neither Thunderbird nor the Board of Directors nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of the inability of Thunderbird, the Board of Directors or the Rights Agent to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any

governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11. **Rights Certificate Holder Not Deemed a Shareholder**

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of Thunderbird which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of Thunderbird or any right to vote at any meeting of shareholders of Thunderbird whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of Thunderbird at any meeting thereof, or to give or withhold consent to any action of Thunderbird, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of Thunderbird except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

3. ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1. **Flip-in Event**

(a) Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from Thunderbird, upon exercise of the Right in accordance with the terms of this Agreement, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to four (4) times the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred);

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or

subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i),

shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) From and after the Separation Time, Thunderbird shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the BVICA, the Securities Act (British Columbia) the Securities Act (Ontario), the U. S. Securities Act, the U. S. Exchange Act and the securities laws or comparable legislation in each of the provinces of Canada and each of the States of the United States in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d) Any Rights Certificate that would represent Rights Beneficially owned by a Person described in either Clause 3.1(b)(i) or 3.1(b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of Thunderbird in writing to the Rights Agent or contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement."

and may also contain, where and when required, a French language version of such legend; provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by Thunderbird in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

(e) If, upon the occurrence of a Flip-In Event, the aggregate number of Common Shares issuable upon the exercise of all Rights then outstanding would exceed the aggregate number of Common Shares that Thunderbird is then authorized to issue pursuant to

its constituting documents, the number of Common Shares acquirable pursuant to each Right shall, notwithstanding Subsection 3.1(a), be reduced pro rata to the extent necessary such that the aggregate number of Common Shares issuable upon the exercise of all outstanding Rights does not then exceed the aggregate number of Common Shares that Thunderbird is then authorized to issue pursuant to its constituting documents, provided that any such pro rata reduction will not affect the Exercise Price or any other term of this Agreement relating to the Rights.

4. THE RIGHTS AGENT

4.1. General

(a) Thunderbird hereby appoints the Rights Agent to act as agent for Thunderbird and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. Thunderbird may from time to time appoint one or more co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event Thunderbird appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as Thunderbird may determine with the approval of the Rights Agent and the Co-Rights Agents. Thunderbird also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless, to its reasonable satisfaction, against, any loss, liability, or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including reasonable legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent. Thunderbird agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and in the exercise and performance of its duties hereunder (including the fees and expenses of any expert or advisor retained by the Rights Agent).

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of Thunderbird, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) Thunderbird shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of Thunderbird.

4.2. Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the security holder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

4.3. Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which Thunderbird and the holders of certificates for Common Shares and Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for Thunderbird) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also, with the approval of Thunderbird (not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider reasonably necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at Thunderbird's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by Thunderbird prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be a director or officer of Thunderbird and

delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder for its own negligence, bad faith or willful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by Thunderbird only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by Thunderbird of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and nonassessable;

(f) Thunderbird agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be a director or officer of Thunderbird and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of Thunderbird or become pecuniarily interested in any transaction in which Thunderbird may be interested, or contract with or lend money to Thunderbird or otherwise act as fully and freely as though it were not the Rights

Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for Thunderbird or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to Thunderbird resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4. Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to Thunderbird) in writing mailed to Thunderbird and to each transfer agent of Common Shares by registered or certified mail. Thunderbird may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, Thunderbird will appoint a successor to the Rights Agent. If Thunderbird fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to Thunderbird the resigning Rights Agent (at Thunderbird's expense) or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by Thunderbird), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by Thunderbird or by such court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, Thunderbird will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

5. MISCELLANEOUS

5.1. Redemption and Waiver

(a) The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following a Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(a) must be on the condition that such Person, within 14 days after

the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(b) The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of take-over bid circular to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(a)), provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(b), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(b).

(c) In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(b), outstanding Voting Shares, then the Board of Directors shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(d) The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares or Rights given in accordance with the terms of Section 5.4, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred.

(e) The Board of Directors may, prior to the close of business on the tenth Trading Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial ownership of Voting Shares (or has entered into a contractual arrangement with Thunderbird, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(e) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-

in Event shall be deemed not to have occurred.

(f) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and Thunderbird shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

(g) If the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsections 5.1(d) or 5.1(f) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h) Within 10 calendar days after the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsections 5.1(d) or 5.1(f) to redeem the Rights, Thunderbird shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(i) Thunderbird shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Subsection 5.1.

5.2. **Expiration**

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3. **Issuance of New Rights Certificates**

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, Thunderbird may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4. **Supplements and Amendments**

(a) Thunderbird may make any amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder or at the request of a stock exchange on which the common shares are traded from time to time. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Subsection 5.4(a), Thunderbird may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, which Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and the applicable requirements in the memorandum and articles of Thunderbird as contemplated by this Agreement. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person), represented in person or by proxy at the Special Meeting.

(c) Subject to Subsection 5.4(a), Thunderbird may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders' Special Meeting, which Rights Holders' Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of Thunderbird applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at the Rights Holders' Special Meeting.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may

be, which are provided in Thunderbird's memorandum and articles and the BVICA with respect to the meetings of holders of Common Shares.

(e) Any amendments made by Thunderbird to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder or are made at the request of a stock exchange on which the common shares are traded from time to time, shall:

(i) if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of shareholders and the holders of Voting Shares may, by the majority referred to in Subsection 5.4(b) confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of Thunderbird and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be. Thunderbird shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to Section 5.4 within ten (10) Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

5.5. **Fractional Rights and Fractional Shares**

(a) Thunderbird shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and Thunderbird shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b) Thunderbird shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, Thunderbird shall be entitled to pay to the registered holders of Rights Certificates, at the time such Rights are

exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

5.6. **Rights of Action**

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against Thunderbird to enforce such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7. **Regulatory Approvals**

Any obligation of Thunderbird or action or event contemplated by this Agreement (including, without limitation, any amendments to this Agreement) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange shall be obtained, such as approvals relating to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(d).

5.8. **Declaration as to Non-Canadian Holders**

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by Thunderbird with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure that such compliance is not required, including, without limitation, establishing procedures for the issuance to a Canadian or United States resident trustee of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the trustee or to the trustee and Thunderbird, as Thunderbird may determine, absolute investment discretion with respect thereto) and the sale thereof and remittance of proceeds of such sale, if any, to the Persons entitled thereto. In no event shall Thunderbird or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9. **Notices**

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on Thunderbird shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway,Califonia 92064
Facsimile No.: (858) 513-3760

(b) Notices or demands authorized or required by this Agreement to be given or made by Thunderbird or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with Thunderbird), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

Pacific Corporate Trust Company
510 Burrard Street, 3rd Floor
Vancouver, British Columbia V6C 3B9
Attention: Manager, Client Services
Facsimile No.: (604) 689-8144

(c) Notices or demands authorized or required by this Agreement to be given or made by Thunderbird or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of Thunderbird for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d) Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of Thunderbird and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10. **Costs of Enforcement**

Thunderbird agrees that if Thunderbird fails to fulfill any of its obligations pursuant to this Agreement, then Thunderbird will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his, her or its rights pursuant to any Rights or this Agreement.

5.11. **Successors**

All the covenants and provisions of this Agreement by or for the benefit of Thunderbird or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.12. **Benefits of this Agreement**

Nothing in this Agreement shall be construed to give to any Person other than Thunderbird, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of Thunderbird, the Rights Agent and the holders of the Rights.

5.13. **Governing Law**

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the British Virgin Islands and for all purposes shall be governed by and construed in accordance with the laws of such jurisdiction applicable to contracts to be made and performed entirely within such jurisdiction.

5.14. **Severability**

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15. **Effective Time and Termination**

(a) This Agreement is effective and in full force and effect in accordance with its terms from and after the Record Time. In the event that this Agreement is not confirmed by a majority of the votes cast by holders of Voting Shares who vote in respect of confirmation of this Agreement (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person) at the date of Thunderbird's 2008 annual meeting of shareholders or at the date of a special meeting of shareholders held before such annual meeting (the earlier of which date shall not be later than six months from the date of this Agreement), then this Agreement and all outstanding Rights shall terminate and shall be void and of no further force and effect from the last date by which such event

should have occurred.

(b) This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person) at the third and sixth annual meeting following Thunderbird's annual or special meeting of shareholders in 2008, as the case may be. If this agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip in Event has occurred (other than a Flip in Event which has been waived pursuant to Subsections 5.1(a) or 5.1(b) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.

(c) Notwithstanding anything herein to the contrary, the Board of Directors may, at any time, unilaterally terminate this Agreement prior to the occurrence of Flip In Event.

5.16. **Determinations and Actions by the Board of Directors**

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith, shall not subject the Board of Directors to any liability to the holders of the Rights.

5.17. **Time of the Essence**

Time shall be of the essence in this Agreement.

5.18 **Rights Agent Not Bound**

The Rights Agent shall retain the right to act and shall not be liable fro refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such act might cause it to be in non- compliance with any applicable anti- money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any tine that its acting under this Agreement has resulted in being non- compliance with any applicable anti- money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to Thunderbird provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 days period, then such resignation shall not be effective.

5.19 **Privacy Legislation**

The Parties acknowledge that the federal and/ or provincial legislation that addresses the protection of individual's personal information (collectively, **"Privacy Laws"**) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. Thunderbird will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will

have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

5.20. **Execution in Counterparts**

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.21. **Language**

The working language of this Agreement and all Attachments hereto, and all proceedings between the parties shall be in English including all complaints, documents , records, etc.

REMAINDER OF PAGE LEFT INTENTIONALLY BLANK

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement on the date below their respective names.

THUNDERBIRD RESORTS, INC.

By: Jack Mitchell
President and Chief Executive Officer
Dated June 19, 2007

By: Michael Fox
Chief Financial Officer
Dated June 19, 2007

Countersigned:

PACIFIC CORPORATE TRUST COMPANY

By: Name JEFF LUNSHOF
Title: Client Services
Dated : July 6, 2007

By: Name: YASMIN JUMA
Title: Client Services
Dated: July 6, 2007

ATTACHMENT 1

THUNDERBIRD RESORTS, INC.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ____ , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of June 19, 2007 (the " **Shareholder Rights Plan Agreement**"), between Thunderbird Resorts, Inc., a corporation existing under the laws of the British Virgin Islands, and Pacific Corporate Trust Company, a trust company incorporated under the laws of the Province of British Colombia (the "**Rights Agent**") (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from Thunderbird Resorts, Inc. at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid Common Share of Thunderbird Resorts, Inc. (a "**Common Share**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Vancouver or Toronto. The Exercise Price shall initially be $1.00USD per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, Thunderbird Resorts, Inc. and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of Thunderbird Resorts, Inc.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If the rights evidenced by this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of Thunderbird Resorts, Inc. or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of Thunderbird Resorts, Inc. and its corporate seal.

Date: ______________________

THUNDERBIRD RESORTS, INC.

By: Jack Mitchell President and Chief Executive Officer	By: Michael Fox Chief Financial Officer

Countersigned:

PACIFIC CORPORATE TRUST COMPANY

By: Name: Title:	By: Name: Title:

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED ______________________________ hereby sells, assigns and transfers unto ____

____

(please print name and address of transferee) the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________________ as attorney, to transfer the within Rights on the books of Thunderbird Resorts, Inc., with full power of substitution.

Dated: ______________________________ Signature:

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

____
Signature

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: Thunderbird Resorts, Inc. and Pacific Corporate Trust Company

The undersigned hereby irrevocably elects to exercise ______________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

____
(Name)

(Address)

____
(City and Province)

____
Social Insurance, Social Security or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____
(Name)

(Address)

(City and Province)

____
Social Insurance, Social Security or other taxpayer identification number.

Dated: ______________________ Signature:

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

____
Signature

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, Thunderbird Resorts, Inc. will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

Thunderbird Resorts, Inc. ("**Thunderbird**")
12155 Dearborn Place
Poway, CA 92064

Item 2. Date of Material Change

July 9, 2007

Item 3. News Release

On July 9, 2007, Thunderbird issued a press release relating to the material change described below. The press release, a copy of which is attached to this report, was distributed by Thenewswire.ca.

Item 4. Summary of Material Change

On July 9, 2007, Thunderbird announced that its Board of Directors has adopted a Shareholder Rights Plan.

Item 5. Full Description of Material Change

On July 9, 2007, the Board of Directors (the "**Board**") of Thunderbird adopted a Shareholder Rights Plan (the "**Rights Plan**"). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Thunderbird. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also provides the Board with more time to fully consider an unsolicited take-over bid and, if applicable, to explore other alternatives to maximize shareholder value. The Rights Plan became effective on July 6, 2007 upon acceptance for filing by Pacific Corporate Trust. The Rights Plan was not adopted in response to any proposal to acquire control of the Company.

A signed copy of the Rights Plan is available from the secretary of the Company upon request or at www.sedar.com.

Item 6. Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

The following senior officer of Thunderbird is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Albert W. Atallah
Vice President, General Counsel and Director
Telephone: (858) 668-2506
Fax: (858) 668-1722

Item 9. Date of Report

July 9, 2007

FOR IMMEDIATE RELEASE **July 9, 2007**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext.206
e-mail: info@thunderbirdgaming.com

Thunderbird Resorts Adopts a Shareholders Rights Plan

Thunderbird Resorts, Inc. ("Thunderbird") (CNQ: BIRD.U and FSE: OSJ) The Board of Directors (the "Board") has adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan is being adopted in order to reflect developments in Canada with respect to shareholder rights plans and is designed to encourage the fair treatment of shareholders in connection with any take-over bid for Thunderbird.

The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for Thunderbird without undue pressure. Furthermore, the Rights Plan will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or takeover offer. The Rights Plan is consistent with other shareholder rights plans recently adopted by other Canadian corporations. Under circumstances and conditions set forth in the Rights Plan, the Rights would be issued to shareholders other than those shareholders making a take over offer. The Rights grant each such shareholder certain entitlements set forth in Plan until such time as the Rights separate. At any time prior to the Rights becoming exercisable, the Board of Directors may waive the operation of the Rights Plan with respect to certain events before they occur. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights.

Thunderbird will submit the Rights Plan for confirmation at a special meeting of shareholders to be held within the next six months. If the shareholders do not confirm the Rights Plan, the Rights Plan will terminate and cease to be effective at that time. The Right Plan has been implemented and is effective July 6, 2007, pursuant to the terms and conditions of a Shareholder Rights Plan Agreement between Thunderbird and Pacific Corporate Trust Company, as rights agent. The complete text of this agreement will be filed and available from the SEDAR website at www.sedar.com.

Thunderbird Resorts is a successful recreational property developer and operator in each of its markets. Thunderbird Resorts' success is based upon creating genuine value for the community and for its employees and shareholders. Thunderbird Resorts achieves its mission by offering customers dynamic, themed and integrated venues anchored by casinos and gaming facilities. Additional information about Thunderbird is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

Thunderbird resorts

FOR IMMEDIATE RELEASE **June 21, 2007**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

Shareholder Proposals Approved at Annual Meeting

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) announces:

Thunderbird is pleased to announce that all proposals have been approved by shareholders at the Company's Annual General Meeting of Shareholders held in Panama City, Panama, Monday, June 18, 2007. Jack R. Mitchell and Salomon Guggenheim were re-appointed as directors for three year terms. Albert W. Atallah and Jean Duval were re-appointed as directors for two year terms. Jose Raul Arias withdrew his application for nomination as a director. Oliva, Sahmel & Goddard, Certified Public Accountants, were re-appointed as auditors for the ensuing year. The shareholders also passed a resolution to approve the issuance of shares by the Company in one or more private placements. Lastly, the shareholders approved a resolution from the floor allowing the directors authority to appoint up to three (3) more directors until the next shareholder meeting. Management will continue to work diligently in earning the confidence of the Company's shareholders.

Thunderbird Resorts, Inc. is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansions and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

June 21, 2007

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

June 21, 2007, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
21st day of June, 2007.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird resorts

FOR IMMEDIATE RELEASE **June 21, 2007**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: **info@thunderbirdresorts.com**

Shareholder Proposals Approved at Annual Meeting

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) announces:

Thunderbird is pleased to announce that all proposals have been approved by shareholders at the Company's Annual General Meeting of Shareholders held in Panama City, Panama, Monday, June 18, 2007. Jack R. Mitchell and Salomon Guggenheim were re-appointed as directors for three year terms. Albert W. Atallah and Jean Duval were re-appointed as directors for two year terms. Jose Raul Arias withdrew his application for nomination as a director. Oliva, Sahmel & Goddard, Certified Public Accountants, were re-appointed as auditors for the ensuing year. The shareholders also passed a resolution to approve the issuance of shares by the Company in one or more private placements. Lastly, the shareholders approved a resolution from the floor allowing the directors authority to appoint up to three (3) more directors until the next shareholder meeting. Management will continue to work diligently in earning the confidence of the Company's shareholders.

Thunderbird Resorts, Inc. is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansions and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

June 15, 2007

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

June 15, 2007, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
15th day of May, 2007.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

FOR IMMEDIATE RELEASE **June 15, 2007**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

Thunderbird Announces Change of Control Agreement with its Key Executives

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) announces:

The Board of Directors of the Company have approved entering into a Change of Control Agreement ("Agreement") with certain directors, officers and key employees of the Company (the "Executives"). The Agreement attempts to treat fairly the Executives whose employment and or involvement with the Company terminates in connection with or following a change of control event.

While the Company has experienced material growth in revenues over the last 5 years, the Company's Executives have deferred compensatory interests and other personal interests in advancing the business of the Company. It is the opinion of the Board of Directors that the Company is currently undervalued in the public marketplace and as such may generate interest of third parties about a possible business combination with the Company or the acquisition of its equity securities which may result in a "change of control". Entering into the Agreement with the Executives will not cost the Company anything upfront.

The Agreement allows the Executives to focus on the assessment of any such proposals which may result in a "change of control". With this Agreement in place, the Company's Executives will provide the Company with business advice concerning the best interests of the Company and its stockholders, without concern that they may be distracted by the personal uncertainties and risks created by any such proposal.

The Agreement provides for vesting of certain benefits, including the vesting of existing stock options, which would not have otherwise been vested, and certain severance payments to the Executives in connection with a change of control event which is defined in the Agreement. The Agreement may be changed unilaterally by the Board of Directors up and until the announcement of a "change of control" event.

The Agreement is not being adopted in response to any proposal to acquire control of the Company.

Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Thunderbird Resorts, Inc. is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansions and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

June 5, 2007

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

June 5, 2007, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
5th day of June, 2007.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird
resorts

FOR IMMEDIATE RELEASE **June 5, 2007**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

PRIVATE SALE OF MRG WARRANTS

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) The Company is pleased to announce that *MRG Entertainment, LLC (MRG)* which was granted certain Warrants by the Company dated December 30, 2002 (the *MRG Warrants*) entered into a Sale Agreement with an Individual Purchaser to sell 2,000,000 of it's total 2,520,413 *MRG Warrants*. The Purchaser immediately exercised its rights to convert the 2,000,000 warrants into common shares. The Company was paid the exercise strike price of 10 cents per share ($200,000) and *MRG* received $1.50 per share ($3,000,000) so that the total consideration of $3,200,000 for the 2,000,000 shares reflects a share price of a $1.60 per share. *MRG*'s remaining 520,413 warrants will maintain the December 30, 2002 exercise strike price of 10 cents per share; however, certain "anti-dilution" provisions previously applicable to the *MRG Warrants* (other than in the case of a stock split or stock dividends) have been eliminated. The Company issued 2,000,000 of its common shares into the name of the Purchaser and with this issuance, the Company's total issued and outstanding common shares have increased to 27,204,128. The Company's fully diluted common shares stand at 30,862,666 which include all outstanding options and warrants.

Thunderbird Resorts, Inc. is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansions and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Form 52-109F2 ***Certification of Interim Filings***

I, **Jack R. Mitchell, Chief Executive Officer and President of Thunderbird Resorts, Inc.** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunderbird Resorts, Inc.** (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

Jack R Mitchell

Jack R. Mitchell
President and CEO

Form 52-109F2 *Certification of Interim Filings*

I, **Michael G. Fox, Chief Financial Officer and Corporate Secretary of Thunderbird Resorts, Inc.** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunderbird Resorts, Inc.** (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

Michael G. Fox
Chief Financial Officer

Thunderbird
resorts

May 30, 2007

British Columbia Securities Commission

Dear Sirs:

Re: Thunderbird Resorts, Inc.
Mailing on May 30, 2007

The Company confirms that on the above date the quarterly report for the quarter ended March 31, 2007, was forwarded by prepaid first class mail to all the shareholders who have requested such information.

Yours very truly,

Jack R Mitchell

Jack R. Mitchell
President and CEO

encl.

cc: Ontario Securities Commission
Canadian Trading and Quotation System Inc.
Pacific Corporate Trust Company

COMPANY\INTTBIRD\LETTERS\ADMSTRTN\QTREPORT.DOC

12155 DEARBORN PLACE, POWAY, CA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: INFO@THUNDERBIRDRESORTS.COM
website: www.thunderbirdresorts.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2007 AND RECENT DEVELOPMENTS

A. ***Selected Consolidated Financial Information***. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended March 31, 2007. These statements and this MD&A have not been reviewed by the Company's auditor, Oliva, Sahmel & Goddard.

The selected financial data should be read in conjunction with the unaudited interim Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share):

For the Quarter ended March 31:	**2007**	**2006**
Revenue	19,497	15,116
Net income	(168)	194
Earnings per share – basic & fully diluted	(0.01)	0.01
For the Period as at:	**March 31, 2007**	**December 31, 2006**
End of period working capital	(9,493)	(7,438)
Total assets	70,120	67,734
Long term debt (2)	36,005	35,256
Total liabilities	64,465	62,231
Share capital (3)	21,467	21,467
Foreign exchange adjustment	(656)	(814)
Deficit	(18,673)	(18,505)

(1) Under Canadian GAAP.
(2) Excludes the current portion of the long-term debt.
(3) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2007	**2006**				**2005**		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$19,497	20,119	19,633	17,326	15,116	12,545	10,340	8,598
Income (loss) from continuing operations	(168)	(746)	643	(1,547)	194	(852)	(146)	146
Net income (loss)	(168)	(746)	643	(1,547)	194	(852)	(146)	146
Earnings per share – basic	(0.01)	(0.03)	0.03	(0.06)	0.01	(0.03)	(0.01)	0.01
Earnings per share – diluted	(0.01)	(0.02)	0.02	(0.06)	0.01	(0.03)	(0.01)	0.01

B. ***Comparison of Results of Operations - Quarter ended March 31, 2007 Compared to Quarter Ended March 31, 2006.***

Revenues for the year 2007 from continuing operations were $19.5 million, an increase of 29% over 2006 revenues from continuing operations of $15.1 million. The growth in revenues is derived primarily from the Company's Philippines operations. In the Philippines, the Company generated $6.7 million in revenue compared to $2.9 million in revenue for the same period last year. The increase in revenue is due to the opening the Company's second casino, Poro Point in La Union, that opened in April of 2006, which had no comparable revenues for the same period in 2006 and due to the expansion of the Company's existing casino in Manila. The Company's 50% interest in Costa Rica revenues were $2.9 million for Q1 2007 compared to $1.9 million for the same period last year. The operation has significantly increased in size and is still expanding at March 31, 2007 the operation has 220 table positions and 825 machines compared to 234 table positions and 571 machines at for the same period last year. The Company's 50% interest in Panama's revenues increased only $200 thousand over the $6 million reported for the same period last year. In Nicaragua, the Camino Real and Pharaohs casinos' revenues were relatively the same compared to the same period last year due to the recent election that occurred in Q4 2006. Guatemala revenues for the three months in 2006 were $562 thousand, a $640 thousand decrease compared to the same period last year, due to the closure of the Company's flagship location at the Camino Real. The Company has entered into a management contract at the Intercontinental Hotel in Guatemala City. The opening took place on February 26, 2007 with 150 video gaming machines. The Hotel Intercontinental is located in "Zona Viva", where most of the hotels, restaurants, bars, discotheques, and other entertainment places in the city are located. The management contract structure has significantly lowered license fees and is expected to result in increased profits as new operations stabilize.

Gaming operations costs increased approximately $1.9 million for the quarter compared to the same period in 2006. This is due primarily to the addition of the Philippines operation in Poro Point and the increased operations in its Manila location, which accounts for $1.5 million of the increase in 2007. In Nicaragua, gaming operations' costs increased roughly $260 thousand over the same period last year without a corresponding increase in sales due to the addition of the Holiday Inn casino and the decrease in play at all casinos during Q4 2006 and Q1 2007 due to the elections. The Company's 50% interest in Costa Rica's gaming operations' costs also increased approximately $230 thousand over the same period last year due to the increase in sales for those operations. The Company's 50% interest in the Panama gaming operations costs increased only slightly last year corresponding to the modest increase in sales for the operation. Guatemala's gaming operations costs decreased only $110 thousand from the $520 thousand reported last year. The decrease did not correspond to the decrease in sales due to the addition of the new location and the corresponding ramp-up of operations.

General and administrative expenses increased approximately $2.5 million in 2007 over the $5.6 million recorded in 2006. The increase in G&A expenses stems primarily from the expansions in the Philippines, Costa Rica and Nicaraguan operations. The increase attributed to Costa Rica is approximately $300 thousand compared to 2006 and includes additional staffing costs, professional fees and rent expense associated with the increase in general administration required to support the increased size and continuing expansion of the operation. The impact of the Philippines was approximately $1.7 million for the quarter compared to $900 thousand in 2006 due to the addition of the new casino and the ramp-up to support the ongoing development of both properties. Nicaragua also had an increase in its general and administrative expenses of $300 thousand for the period due to the expansion of its operations. The Company's share of Panama's increased G&A expenses was $200 thousand in 2007 over 2006. The G&A expense in the Guatemala operations was essentially flat when compared with the first quarter of 2006.

Project development costs of $75 thousand for the 2007 quarter relate to several development projects. The Company expended $21 thousand for its development efforts in the Philippines primarily for the development of a resort at the Company's second location in La Union known as Poro Point. The other development expenses were associated with the Company's development efforts in new countries.

Equity gain in equity investees and write-down of equity investment was $Nil for the first quarter in 2007 verses $Nil for the first quarter of 2006.

Non-controlling interest in 2007 included $124 thousand for the Company's Philippines operation at Poro Point, $15 thousand for the Company's 50% interest in one of the Costa Rican operations, Garden Court, and only $2 thousand for the Company's Nicaraguan operation. The entire amount for the same period in 2006 was related exclusively to the Company's Nicaragua operation.

In the first quarter of 2007, the Company achieved Property EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization and excludes one time charges, project development expenses and non-controlling interest) from continuing operations of approximately $3.9 million or $0.14 per diluted share for the quarter, which was the same as the first quarter of 2006. Earnings per share continuing operations was ($0.01) in Q1 2007 on a net loss of ($168) thousand for the quarter.

C. *Comparison of Results of Operations – Quarter ended March 31, 2007 Compared to Quarter ended December 31, 2006.*

Revenues for the first quarter 2007 from continuing operations were $19.5 million, a decrease of approximately $600 thousand over the previous quarter. This decrease stems primarily from the Guatemalan operation, whose revenues decreased $588 thousand from the previous quarter, due to the closure of the Camino Real facility. The Company's relatively small increases in sales in Costa Rica, Panama and the Philippines were offset by a $220 thousand decrease in sales for the Nicaraguan operations.

Gaming operations costs were approximately $7.5 million for the quarter compared to $7.9 million for the previous quarter. The decrease in gaming operations costs is related to the decreased revenues generated during the quarter. Therefore, most of the difference is from the Company's Nicaraguan and Guatemalan operations which had decreases of $170 thousand and $140 thousand in gaming operations costs from the first quarter in 2007 to the previous quarter.

General and administrative expenses were $8.1 million for the quarter compared to $8.6 million for the previous quarter. As with the gaming operations costs the Company's Nicaraguan and Guatemala operations were reduced with the reduction in revenues.

Project development costs for the first quarter 2007 were $75 thousand compared to $604 thousand in the fourth quarter that related primarily to the development efforts in the Philippines of $422 thousand for the development of the golf course and hotel on the Poro Point property. The other $182 thousand was related to the Company's research into new regions for planned expansion in future years.

Equity gain in equity investees and write-down of equity investment was $nil for the first quarter of 2007 compared to $nil for the fourth quarter in 2006.

Non-controlling interest in 2007 included $124 thousand for the Company's Philippines operation at Poro Point, $15 thousand for the Company's 50% interest in one of the Costa Rican operations, Garden Court, and only $2 thousand for the Company's Nicaraguan operations. The amount for the previous quarter in 2006 relates primarily to the Company's Nicaragua operations and includes only $35 thousand for the Company's Costa Rican operations.

In the first quarter of 2007, the Company achieved Property EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization and excludes one time charges, project development expenses and non-controlling interest) from continuing operations of approximately $3.9 million or $0.14 per diluted share for the quarter, compared to a Property EBITDA of $3.1 million or $0.11 per diluted share for the previous quarter. Earnings per share continuing operations was ($0.01) in Q1 2007 on a net loss of ($168) thousand for the quarter compared to ($0.02) in Q4 2006 on a loss of ($746) thousand.

D. ***Capital Resources and Liquidity***. Cash provided by continuing operations for the quarter ended March 31, 2007 was $1.5 million, an decrease of $100 thousand compared to the $1.6 million used by operations for the same period ended March 31, 2006. Cash and cash equivalents decreased to $1.5 million at March 31, 2007 from $7.3 million at December 31, 2006 to $5.8 million. This decrease is due to the use of funding that was available at December 31, 2006 in the operations and for the purchase of new gaming machines for the various operations. Accordingly, the Company's working capital deficiency increased from $7.4 million at December 31, 2006 to $9.5 million at March 31, 2007. This working capital deficiency is due to the funding of project development through debt financing with short repayment terms. Total long-term debt and capital lease obligations at December 31, 2006 were $35.3 million and has increased to $36 million at March 31, 2007.

The Company's assets and liabilities increased at March 31, 2007 to $70.1 million from the $67.7 million as at December 31, 2006. The increase is attributable to the debt funding raised for the Poro Point project in the Philippines.

The Company anticipates paying its obligations with its cash flow generated from operations and collection of amounts receivable and recoverable.

The Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of March 31, 2007, the Company had outstanding share options exercisable for up to 2,568,129 common shares at prices ranging from CDN$0.09 to CDN$1.70 per share. If all share options are exercised, to which no assurance can be given, 2,568,129 common shares would be issued generating proceeds of approximately CDN$1.2 million.

E. ***Effect of Recent Developments on Operations***

1. Costa Rica. Thunderbird broke ground on a $33 million 4-star hotel and spa, entertainment/convention center, casino, restaurants, commercial and residential space project in February of 2007. The Company's 24 acre Tres Rios resort project in the suburbs of eastern San Jose has received all required permits for groundbreaking. The property is located across from the highly successful Terramall project in eastern San Jose, an area that is underserved by hotels and entertainment products. The development will feature a resort hotel and spa, an event center and a "branded" casino. Other resort amenities include commercial and residential lots surrounded by a nature preserve that has been carefully integrated into the overall project. The infrastructure construction is now underway with an opening planned for the end of 2008. The Company opened a slot parlor in Perez Zeledon, a small city in the southern part of Costa Rica with 40 slot machines in March 2007 and plans to locate and open several more casinos and slot parlor locations in Costa Rica.

2. Philippines. Thunderbird Resorts–Rizal has in Phase One a Fiesta Casino, a 43 suite hotel, three restaurants, a meeting area, infinity pool, outdoor recreation areas, and is adjacent to a private 18-hole golf course. Thunderbird plans to initiate a Phase Two expansion late this year that will include an event center, a spa, a casino expansion and additional food and beverage areas. The Company is also preparing infrastructure for expansion of the hotel in 2008. Thunderbird Resorts-Poro Point has a Phase One Fiesta Casino and two restaurants. We are currently building Phase Two (projected completion in January 2008), which includes a 9-hole golf course, a 45 unit hotel, and additional food & beverage operations. We are preparing plans for expansion of the casino, hotel and golf course in 2008. Total investment in Phase Two is $9 million.

3. Guatemala. Thunderbird is currently upgrading its existing operations with new gaming equipment, a player tracking system, as well as plans to expand into several new locations in early 2007.

The Company has entered into a management contract at the Intercontinental Hotel in Guatemala City. The opening took place on February 26, 2007 with 150 video gaming machines. The Hotel Intercontinental is located in "Zona Viva", where most of the hotels, restaurants, bars, discotheques, and other entertainment places in the city are located. The management contract structure has significantly lowered license fees and is expected to result in increased profits as new operations stabilize. Management is encouraged with the steady growth in revenue for the Company's other two Guatemala operations, the Fiesta Video Loteria at Coatepeque and at Mazetenango. Plans to open gaming and entertainment centers are scaled to the economics and demographics of the city. The Company has negotiated a lease for approximately 1,500 sq. meters for the operation of a fourth entertainment facility to include video gaming, world class bar and restaurant in the Gran Plaza mall located in the most popular areas for pop culture and shopping as well as entertainment. This area is commonly known as "Pradera Concepción", the second largest mall in Central America.

4. Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the Government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the "reality" that there is a proliferation in the establishment of "skill game" operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact same type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision with the U.S. Federal District Court in Washington D.C. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law. On February 14, 2007 the U.S. Federal District Court agreed with the NAFTA tribunal; however, the Company has filed an appeal to a higher court.

5. Brannon vs. International Thunderbird Gaming Corporation and Entertainmens De Mexico S.A. This lawsuit was filed in relation to the Company's investment in the skill game operations in Mexico. Brannon claims that the Company owes him $350,000, including interest, stemming from his transfer of all interest he had in the entity, Entertainmens de Mexico. The Company vigorously defended the action and also filed a cross claim against Brannon claiming fraud and misrepresentation of Brannon's assertion that the Company could take over the business and operate the skill game facility. The parties negotiated a standstill agreement in which the case will be delayed until after the NAFTA trial is concluded. On September 12, 2006 the Superior Court of San Diego ruled in favor of Brannon, awarding a total of $546,000, which includes interest and attorney's fees. The Company filed an appeal to the California Court of Appeals on the basis that the trial judge's ruling was erroneous.

6. Canada Revenue Agency Tax Audit. On January 26, 2006, the Company received notification of a proposed reassessment from the CRA with respect to its reported income on its 1999, 2001, and 2002 tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the Company charged to its subsidiary operations, and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the reassessment. In any event, if the Company is not successful in its challenge, the entire reassessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the Company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL the Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation, Thunderbird Greeley, Inc., properly reported the Indian settlement proceeds. In October of 2006, the Company received an assessment of approximately $880,000 for a tax penalty (including interest). The Company is filing a notice of appeal and is vigorously opposing the

assessment of the tax penalty taking the position that the income was properly reported in the United States tax returns upon the advice of its tax preparer.

7. In Colombia, the Company is moving toward formalizing the April 2007 letter of intent with the VICCA group (a successful operator of casinos and a slot machine business for more than 10 years) to pursue the formation of a new company ("Thunderbird de Colombia") in which Thunderbird will own a 53% equity ownership and VICCA will own a 47% equity interest. Thunderbird de Colombia will design and construct 3 gaming and entertainment facilities in 3 separate cities in Colombia. Rules and regulations have been put in place by the government to regulate gaming and make it as secure as possible. The Company is excited about the Colombia market.

8. In Peru, on May 18, 2007 the Company won its bid to acquire the Hoteles Las Americas chain of hotels. Hoteles Las Americas is one of the largest chains in Lima with its 6 hotel properties representing an aggregate of 650 rooms. The Company submitted a bid of USD$43.5 million for the acquisition of the 6 hotel facilities free and clear of all liens or encumbrances against the facilities. Peru is the 4th most populous (28 million) country in South America and is currently experiencing one of the healthier growing economies in South America. Peru has a GDP of $76.09 billion and a per capita GDP of $6,400. The total funding for the acquisition (including closing costs and costs for refurbishment) is approximately USD$60 million. The Company will form a subsidiary ("Thunderbird de Peru") to borrow a portion of the funds from senior lenders, secured by the hotel facilities. Other funding for the balance will be provided by the Company's private investors who have funded the Company's projects over the past several years. This private source of funding will be subordinate to the senior loan. These 6 hotels will provide the Company with an instant market share and a strong competitive footprint to build on. The Company has now risen to become a hospitality company with the addition of the Peruvian chain of hotels and the projects that are being developed in the Philippines and in Costa Rica. The addition of a complete hotel operation will significantly increase Thunderbird's asset base. Thunderbird de Peru, S.A. plans to remodel and upgrade all 6 of the hotels with significant improvements in its facilities estimated at approximately USD$10 million. Thunderbird is currently evaluating the viability of placing casino operations in 4 of the 6 hotels. The Company believes one of the locations offers facilities and parking to develop the premiere entertainment and casino property in the City of Lima.

F. *Off Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company is committed.

G. *Financial Instruments and Other Instruments*

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

H. *Transactions with Related Parties*

Included in accounts receivable is $2,656,000 (December 2006 - $2,292,000) due from Thunderbird Panama. Also included in accounts receivable is $341,000 (December 2006 - $431,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

Included in accounts receivable is $326,000 (December 2006 - $521,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $540,000 (December 2006 - $523,000) of bonuses payable to the officers included in the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,188,000 (December 2006 - $1,452,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (December 2006 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2006 or upon ceasing employment.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

I. *Other MD&A Requirements*

Disclosure of Outstanding Share Capital

	Number	Value*(1)*
Outstanding Common Shares at March 31, 2006	25,194,128	$ 27,209,658
Warrants exercisable	2,345,000	$ 2,532,600
Stock Options exercisable	2,539,795	$ 2,742,979
Balance at March 31, 2006	30,078,923	$ 32,485,237

(1) The closing price of the Company's common shares was US$ 1.08 on March 31, 2007.

There has been no increase to share capital since December 31, 2006. The Company's auditors have not reviewed these statements or the MD&A.

Additional Information

Additional information may be obtained from the Company's AIF or on the Sedar website at: www.sedar.com.

Caution: This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

	March 31, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 5,837	$ 7,353
Accounts receivable	6,386	5,616
Prepaid expenses and supplies	2,694	2,122
Deposits	-	536
Current portion of amounts receivable	70	101
Total current assets	14,987	15,728
Restricted cash	2,924	3,179
Amounts receivable (Note 3)	80	67
Investments in and advances to equity investees (Note 4)	957	992
Property and equipment	46,408	43,374
Property available for sale	562	562
Other assets	4,202	3,832
Total assets	$ 70,120	$ 67,734

- continued -

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

Continued...

	March 31, 2007	December 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 11,915	$ 10,878
Income taxes payable	773	861
Current portion of capital lease obligations	249	367
Current portion of loans payable	11,483	10,997
Current portion of other payables	60	63
Total current liabilities	24,480	23,166
Capital lease obligations	654	365
Loans payable	36,005	35,256
Other payables (Note 5)	2,353	2,543
Future income taxes	973	901
Total liabilities	64,465	62,231
Non-controlling interest	2,969	2,830
Shareholders' equity		
Share capital	21,467	21,467
Contributed surplus	548	525
Deficit	(18,673)	(18,505)
Foreign exchange adjustment	(656)	(814)
Total shareholders' equity	2,686	2,673
Total liabilities and shareholders' equity	$ 70,120	$ 67,734

Nature of operations (Note 1)

On behalf of the Board:

Director

Director

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States Dollars)
THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	2007	2006
REVENUE		
Gaming operations	$ 18,633	$ 14,256
Food and Beverage Sales	864	860
	19,497	15,116
COSTS AND EXPENSES		
Gaming operations	7,444	5,586
General and administrative	8,104	5,643
Project development	75	398
Depreciation and amortization	1,630	1,062
Financing costs	1,733	1,154
Equity gain in equity investees and write-down of equity investment	-	-
Loss (gain) on disposal of investments and other assets (Note 5)	19	6
	19,005	13,849
Income (loss) before income taxes	492	1,267
Income taxes		
Current	262	626
Future	257	170
	519	796
Loss from continuing operations before non-controlling interest	(27)	471
Non-controlling interest	141	277
Net loss for the year	$ (168)	$ 194
Deficit, beginning of year	(18,505)	(17,049)
Deficit, end of year	$ (18,673)	$ (16,855)
Basic earnings per share (Note 6)		
Continuing operations	$ (0.01)	$ 0.01
Diluted earnings per share (Note 6)		
Continuing operations	$ (0.01)	$ 0.01

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTEIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)
THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (loss) from continuing operations	$ (168)	$ 194
Items not affecting cash:		
Depreciation and amortization	1,630	1,062
Equity gain in equity investments		-
Future income taxes	257	170
(Gain) loss on disposal of investments	19	-
Stock-based compensation	23	-
Non-controlling interest	141	277
Foreign Exchange	(41)	(15)
Changes in non-cash working capital items:		
Increase in accounts receivable	(770)	(268)
Increase in prepaid expenses and supplies	(96)	(218)
Increase in accounts payable and accrued liabilities	982	488
Increase (decrease) in income taxes payable	(87)	156
Decrease in accrued liabilities	(347)	(197)
Net cash provided by operating activities	1,543	1,649
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans receivable, net	17	733
Expenditures on capital assets, net	(4,498)	(5,291)
Proceeds on sale of equity investment	-	
Investment in and advances to equity investees (Note 5)	(306)	(139)
Decrease (increase) in restricted cash	255	(26)
Decrease in other assets	-	40
Net cash used in investing activities	(4,532)	(4,683)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from issuance of common shares	-	8
Loans payable	5,069	6,917
Funding of cash deposits	-	-
Net proceeds from minority interests	-	-
Repayment of loans and leases payable	(3,585)	(1,865)
Net cash provided by financing activities	1,484	5,060
Effect of foreign exchange on cash and cash equivalents	(11)	71
Change in cash and cash equivalents during the quarter	(1,516)	2,097
Cash and cash equivalents, beginning of year	7,353	2,239
Cash and cash equivalents, end of quarter	$ 5,837	$ 4,336
Supplemental disclosure with respect to cash flows:		
Interest paid	$ 1,583	$ 1,130
Income taxes paid	$ 350	$ 601

See accompanying notes to these unaudited interim consolidated financial statements.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

1. NATURE OF OPERATIONS

Thunderbird Resorts, Inc.'s (the "Company") primary business activity is the operation of gaming and hotel facilities in properties located in the Republic of Panama, Guatemala, Nicaragua, Costa Rica and the Philippines. The Company currently manages twenty-four casinos in these locations and has several locations under development.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	March 31, 2007	December 31, 2006
The Fantasy Group S.A.	$70	$89
Other	80	79
	$150	$168
Current portion of amounts receivable	(70)	-101
	$80	$67

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

4. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company managed various skill game locations in Mexico. The Company no longer manages or participates in these operations. The Company has an equity interest in a property and development company in the Philippines. The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:

	2007				2006			
	Philippines	Mexico	Other	Total	Philippines	Mexico	Other	Total
Investment and advances	$ 703	$ 1,813	$ 254	$ 2,770	$ 703	$ 1,813	$ 289	$ 2,805
Gain (loss / write down) of equity investment	-	(1,813)	-	(1,813)	-	(1,813)	-	(1,813)
	$ 703	$ -	$ 254	$ 957	$ 703	$ -	$ 289	$ 992

5. OTHER PAYABLES

	March 31, 2007	December 31, 2006
Former directors and former associated companies	$ 195	$ 210
Due to related parties	495	650
Severance and other	1,723	1,746
	$ 2,413	$ 2,606
Current portion of other payables	(60)	(63)
	$ 2,353	$ 2,543

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

6. EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	March 31, 2007	March 31, 2005
Weighted average shares used in computation of basic earnings per share	25,194	24,713
Effect of diluted securities		
Stock options and warrants	3,474	3,354
Weighted average shares used in computation of diluted earnings per share	28,668	28,067
Net income for the period	$ (168)	$ 194

7. SEGMENTED INFORMATION

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments.

March 31, 2007	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 6,203	$ 562	$ 3,055	$ 2,910	$ 6,731	$ 36	$ 19,497
Amortization	680	70	136	154	554	36	1,630
Income tax expense	152	23	8	72	-	264	519
Net income (loss) from continuing operations	368	(470)	(121)	149	118	(212)	(168)
Segment assets	17,178	4,172	8,497	9,318	31,813	(858)	70,120

March 31, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 6,014	$ 1,202	$ 3,004	$ 1,945	$ 2,889	$ 62	$ 15,116
Amortization	564	56	67	103	251	21	1,062
Income tax expense	212	49	289	76	-	171	797
Net income (loss) from continuing operations	516	181	308	175	(97)	(889)	194
Segment assets	15,737	3,267	5,471	6,071	12,854	19,017	62,419

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

8. SEGMENTED INFORMATION (cont'd...)

Geographic information as at March 31, 2007:

March 31, 2007	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
Revenue	$ 6,203	$ 562	$ 3,055	$ 2,910	$ 6,731	$ 36	$ 19,497
Property and Equipment	13,092	3,014	6,724	7,308	16,164	668	46,970

Geographic information as at March 31, 2006:

March 31, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
Revenue	$ 6,014	$ 1,202	$ 3,004	$ 1,945	$ 2,889	$ 62	$ 15,116
Property and Equipment	10,497	2,270	3,604	5,131	6,079	5,516	33,097

9. SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2007:

a. ***In Colombia,*** the Company is moving toward formalizing the letter of intent with the VICCA group (a successful operator of casinos and a slot machine business for more than 10 years) to pursue the formation of a new company ("Thunderbird de Colombia") in which Thunderbird will own a 53% equity ownership and VICCA will own a 47% equity interest. Thunderbird de Colombia will design and construct 3 gaming and entertainment facilities in 3 separate cities in Colombia. Rules and regulations have been put in place by the government to regulate gaming and make it as secure as possible. The Company is excited about the Colombia market.

8. SUBSEQUENT EVENTS (cont'd...)

b. ***In Peru***, the Company won its bid to acquire the Hoteles Las Americas chain of hotels. Hoteles Las Americas is one of the largest chains in Lima with its 6 hotel properties representing an aggregate of 650 rooms. The Company submitted a bid of USD$43.5 million for the acquisition of the 6 hotel facilities free and clear of all liens or encumbrances against the facilities. Peru is the 4th most populous (28 million) country in South America and is currently experiencing one of the healthier growing economies in South America. Peru has a GDP of $76.09 billion and a per capita GDP of $6,400. The total funding for the acquisition (including closing costs and costs for refurbishment) is approximately USD$60 million. The Company will form a subsidiary ("Thunderbird de Peru") to borrow a portion of the funds from senior lenders, secured by the hotel facilities. Other funding for the balance will be provided by the Company's private investors who have funded the Company's projects over the past several years. This private source of funding will be subordinate to the senior loan. These 6 hotels will provide the Company with an instant market share and a strong competitive footprint to build on. The Company has now risen to become a hospitality company with the addition of the Peruvian chain of hotels and the projects that are being developed in the Philippines and in Costa Rica. The addition of a complete hotel operation will significantly increase Thunderbird's asset base. Thunderbird de Peru, S.A. plans to remodel and upgrade all 6 of the hotels with significant improvements in its facilities estimated at approximately USD$10 million. Thunderbird is currently evaluating the viability of placing casino operations in 4 of the 6 hotels. The Company believes one of the locations offers facilities and parking to develop the premiere entertainment and casino property in the City of Lima.

10. COMPARATIVE FIGURES

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

These interim financial statements have not been reviewed by our auditor, Oliva, Sahmel & Goddard, Chartered Accountants. These interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada.

CEO & CFO Certification:

Pursuant to the applicable Canadian requirement, effective with the first quarterly filings in 2004, we the undersigned, collectively and individually, do hereby certify that to the best of our respective knowledge, these unaudited interim financial statements, as well as the associated MD&A, together with documents incorporated by reference, do not contain misrepresentation and fairly present in all material respects the Company's financial condition, results of operations and cash flows as of and for the periods presented in the filing.

Jack R. Mitchell **CEO & President**	**Michael G. Fox** **CFO & Corporate Secretary**

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

May 30, 2007

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

May 30, 2007, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
30th day of May, 2007.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird resorts

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

May 30, 2007

MESSAGE TO OUR SHAREHOLDERS ON 2007 FIRST QUARTER RESULTS

Thunderbird Resorts, Inc. ("Thunderbird") (CNQ: BIRD.U and FSE: OSJ) announces the Company's first quarter results, ended March 31, 2007 (all figures are in US dollars):

For the Quarter ended March 31:	2007	2006
Revenue	19,497,000	15,116,000
Net income	(168,000)	194,000
Earnings per share – basic & fully diluted	(0.01)	0.01

Revenues for the year 2007 from continuing operations were $19.5 million, an increase of 29% over 2006 revenues from continuing operations of $15.1 million. The growth in revenues is derived primarily from the Company's Philippines operations. In the Philippines, the Company generated $6.7 million in revenue compared to $2.9 million in revenue for the same period last year. The increase in revenue is due to the April 2006 opening of the Company's second casino located at Poro Point in La Union which had no comparable revenues for the same period in 2006 and due to the expansion of the Company's existing casino in Manila. In the first quarter of 2007, the Company achieved Property EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization and excludes one time charges, project development expenses and non-controlling interest) from continuing operations of approximately $3.9 million or $0.14 per diluted share for the quarter, compared to a Property EBITDA of $3.1 million or $0.11 per diluted share for the previous quarter. The Company's working capital deficiency increased from $7.4 million at December 31, 2006 to $9.5 million at March 31, 2007. Management continues to pursue various equity financings to improve this working capital deficiency which is the result of the funding of project development and construction through debt financing with short repayment terms. However, the Company is beginning to realize increased Property EBITDA from the newly financed projects resulting in the continuing ability to service debt in a satisfactory manner for projects in Costa Rica, Guatemala, the Philippines, and Nicaragua. For a more detailed analysis of the results for the period, please review the MD&A at the Company's website or the CNQ website.

In Panama, the Company's 50% interest in Panama's revenues was $6.2 million which is an increase of $200 thousand over the $6 million reported for the same period last year. This mature market now has an estimated $150 million gaming revenue and Thunderbird has an estimated 30% market share. We expect measured expansions to better serve our clients as opportunities allow.

In Guatemala, revenues for the three months in 2006 were $562 thousand which is a $640 thousand decrease compared to the same period last year, due to the closure of the Company's "flagship" location at the Camino Real.

Thunderbird currently has three existing video lottery locations in Guatemala. Thunderbird's flagship Video Lottery was the operation located at the Camino Real property, which opened for business nine years ago but is now closed as the Company continues in litigation with the property owner. The Company's Intercontinental Hotel location in Guatemala City opened on February 26, 2007 with 150 video gaming machines and it continues to show improvement. The management contract structure has significantly lowered license fees and is expected to result in increased profits as new operations stabilize. Thunderbird is continuing to invest in the Guatemala market but is experiencing new competition which has slightly impacted revenue. Management is encouraged about the steady growth in revenue for the Company's other two Guatemala operations, the Fiesta Video Loteria at Coatepeque and at Mazetengo.

In Nicaragua, revenues for the period were $3.1 million. The Camino Real and Pharaohs casinos' revenues were relatively the same compared to the same period last year due to the recent election that occurred in Q4 2006. The Company is currently constructing a new Pharaohs Casino in Managua which is scheduled to open in late 2007. The Company owns the real estate where this project is located. It also owns other prime real estate adjacent to its leased casino on Caretera Masaya. We are planning to build a hotel, casino, and event center complex in the future and design is underway. This project will change the standard for recreational projects of this type in Nicaragua.

In Costa Rica, the Company's 50% interest in revenues were $2.9 million for Q1 2007 compared to $1.9 million for the same period last year. The operation has significantly increased in size and is still expanding; at March 31, 2007 the operation has 220 table positions and 1,189 machines compared to 234 table positions and 803 machines at for the same period last year. In addition, we have identified opportunities to increase our revenue over the next two to three years via expansions and new operations. The Company's 22 acre Tres Rios resort project in the suburbs of eastern San Jose has received all the required permits and broke ground in mid-March 2007. The project will feature a resort hotel and spa, an event center and a "branded" casino. Other resort amenities include commercial and residential lots surrounded by a nature preserve that has been carefully integrated into the overall project.

In the Philippines, where the Company began operations in April of 2005, revenues were $6.7 million for first quarter 2007. The Fiesta Casino Manila-Eastridge is located in Metro Manila and is the first private casino that can service both the local and foreign markets. The project has access to an 18-hole golf course and includes Thunderbird's first hotel, which has 43 suites in phase one. The operation, which has 377 table positions and 373 machines, generated a loss of $(429) thousand for the quarter; however, it is on track to be profitable during 2007. The Fiesta Casino and Resort at Manila-Eastridge continues to set record revenues. The new Fiesta Casino at Poro Point opened on April 28 2006. The Fiesta Casino at Poro Point is operating with consistent growth in revenue. Land clearing and golf course construction grading has begun for the "Poro Point land development project" which adjoins the Fiesta Casino at Poro Point. This project will offer a 9-hole championship golf course, 45 unit hotel, vacation ownership and condominium units to compliment the dynamic, themed and integrated entertainment venue at Poro Point. Overall, the Philippines produced revenue of $118 thousand for the quarter in spite of the controversy with the local municipality in Binangonan, Rizal with $6.6 million in revenues for Q4 2006 and $6.7 million for the the first quarter of 2007.

In Colombia, the Company is moving toward formalizing the letter of intent with the VICCA group (a successful operator of casinos and a slot machine business for more than 10 years) to pursue the formation of a new company ("Thunderbird de Colombia") in which Thunderbird will own a 53% equity ownership and VICCA will own a 47% equity interest. Thunderbird de Colombia will design and construct 3 gaming and entertainment facilities in 3 separate cities in Colombia. Rules and regulations have been put in place by the government to regulate gaming and make it as secure as possible. The Company is excited about the Colombia market.

In Peru, the Company won its bid to acquire the Hoteles Las Americas chain of hotels. Hoteles Las Americas is one of the largest chains in Lima with its 6 hotel properties representing an aggregate of 650 rooms. The Company submitted a bid of USD$43.5 million for the acquisition of the 6 hotel facilities free and clear of all liens or encumbrances against the facilities. Peru is the 4th most populous (28 million) country in South America

Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

and is currently experiencing one of the healthier growing economies in South America. Peru has a GDP of $76.09 billion and a per capita GDP of $6,400. The total funding for the acquisition (including closing costs and costs for refurbishment) is approximately USD$60 million. The Company will form a subsidiary ("Thunderbird de Peru") to borrow a portion of the funds from senior lenders, secured by the hotel facilities. Other funding for the project investment balance will be provided by the Company's private investors who have funded the Company's projects over the past several years. This private source of funding will be subordinate to the senior loan. These 6 hotels will provide the Company with an instant market share and a strong competitive footprint to build on. With this project and similar projects in the Philippines and Costa Rica, the Company continues to execute the strategy to offer a complete entertainment product to include hotels, convention space, spas, bars and restaurants, and entertainment anchored by a high-impact casino. The addition of a complete hotel operation will significantly increase Thunderbird's asset base. Thunderbird de Peru, S.A. plans to remodel and upgrade all 6 of the hotels with significant improvements in its facilities estimated at approximately USD$10 million. Thunderbird is currently evaluating the viability of placing casino operations in 4 of the 6 hotels. The Company believes one of the locations offers facilities and parking to develop the premiere entertainment and casino property in the city of Lima.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Thunderbird Resorts is a successful recreational property developer and operator in each of its markets. Thunderbird Resorts' success is based upon creating genuine value for the community and for its employees and shareholders. Thunderbird Resorts achieves its mission by offering customers dynamic, themed and integrated venues anchored by casinos and gaming facilities. Additional information about Thunderbird is available on its World Wide Web site at www.thunderbirdresorts.com.

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities. Included in this press release are certain "non-GAAP financial measures," which are measures of Thunderbird's historical or estimated future performance that are different from measures calculated and presented in accordance with GAAP, within the meaning of applicable CNQ rules, that are useful to investors. These measures include (i) Adjusted EBITDA and diluted EPS, excluding non-recurring items, special charges and discontinued operations. Depreciation and amortization are non-cash items; consequently, management and many analysts believe the presentation of Adjusted EBITDA is useful to management and to investors. Adjusted EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, equity in earnings of affiliates, minority interests, development costs, and gain on refinancing and discontinued operations. The Company believes Adjusted EBITDA provides useful information to investors regarding the Company's financial condition and results of operations because Adjusted EBITDA is useful for evaluating performance and capacity to incur and service debt and to fund capital expenditures. Management also uses Adjusted EBITDA as one measure in determining the value of acquisitions and dispositions.

Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THUNDERBIRD RESORTS INC.

TO BE HELD AT Calle Alberto Navarro, El Cangrejo, Apartado 0823-00514 Panamá, República de Panamá ON MONDAY, JUNE 18, 2006, AT 9:00 a.m.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, JACK R. MITCHELL, a Director of the Company, or failing this person, ALBERT W. ATALLAH, a Director of the Company, or in the place of the foregoing,

(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Oliva, Sahmel & Goddard as auditors of the Company and the Directors to fix the Auditors' remuneration		N/A	
2. To consider and, if thought advisable, to pass an ordinary resolution to approve the issuance of such number of securities by Thunderbird in one or more private placements that may result in a change in the effective control of Thunderbird or be made to a related party of Thunderbird;			
3. To appoint Jack R. Mitchell as director for a term of three years			
4. To appoint Salomon Guggenheim as director for a term of three years			
5. To appoint Albert W. Atallah as director for a term of two years			
6. To appoint Jean Duval as director for a term of two years			
7. To appoint Jose Raul Arias for a term of two years			
8. To ratify and approve all previous acts and deeds by the directors.			
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			

SHAREHOLDER SIGN HERE: ____________________

DATE SIGNED: ____________________

THIS FORM MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 510 Burrard St., 3rd Floor, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

THUNDERBIRD RESORTS, INC.

NOTICE OF MEETING
AND
MANAGEMENT
INFORMATION CIRCULAR

FOR

ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To Be Held On

June 18, 2007
9:00 a.m.

In

Panama, Republic of Panama

THUNDERBIRD RESORTS, INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders (the "**Meeting**") of Thunderbird Resorts, Inc. ("**Thunderbird**") will be held at Calle Alberto Navarro, El Cangrejo, Apartado 0823-00514 Panamá, República de Panamá, on Monday, June 18, 2007, at the hour of 9:00 a.m., Standard time, for the following purposes:

1. To receive and consider the financial statements of Thunderbird together with the auditor's report thereon for the financial year ended December 31, 2006;
2. To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;
3. To consider and, if thought advisable, to pass an ordinary resolution to approve the issuance of such number of securities by Thunderbird in one or more private placements that may result in a change in the effective control of Thunderbird or be made to a related party of Thunderbird;
4. To appoint Jack R. Mitchell as director for a term of three years;
5. To appoint Salomon Guggenheim as director for a term of three years;
6. To appoint Albert W. Atallah as director for a term of two years;
7. To appoint Jean Duval as director for a term of two years;
8. To elect Jose Raul Arias as a director for a term of two years;
9. To consider and, if thought advisable, to pass a special resolution to ratify and approve all previous acts and deeds by the directors since the beginning of the last meeting of stockholders;
10. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

This Notice is accompanied by a form of Proxy and Management Information Circular, which sets forth the details of the matters proposed to be put before the meeting. Holders of record of common shares at the close of business on May 14, 2007 are entitled to receive notice of the meeting and will be entitled to vote the common shares except to the extent that (i) the shareholder has transferred any such shares since the close of business on May 14, 2007, and (ii) the transferee of such shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten (10) days before the meeting, by written notice to Thunderbird, that the transferee's name be included on the list of holders of shares entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the meeting.

DATED this 17th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS,

Jack R. Mitchell

Jack R. Mitchell
President and Chief Executive Officer

If you cannot be present to vote in person at the Meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided. Reference is made to the accompanying Management Information Circular for further information regarding completion and use of the proxy and other information pertaining to the Meeting.

TABLE OF CONTENTS

THUNDERBIRD RESORTS, INC.
INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular, dated as of May 17, 2007, is furnished in connection with the solicitation of proxies by the management of Thunderbird Resorts, Inc. ("Thunderbird") for use at the Annual General Meeting of the Shareholders of Thunderbird (the "Meeting") to be held on Monday, June 18, 2007 at the place and time and for the purpose set forth in the Notice of Annual General Meeting and at any adjournments thereof. Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by directors, officers or regular employees of Thunderbird. The cost of any solicitation will be borne by Thunderbird.

Who Can Vote, Record Date and Voting Shares

The Board of Directors of Thunderbird has fixed the close of business on May 14, 2007 as the record date for the purposes of determining the holders of common shares entitled to receive notice of and to vote at the Meeting (the "**Record Date**"). In accordance with the provisions of the Yukon *Business Corporations Act, R.S.Y. 2002, c. 20*, as amended, Thunderbird has requested its transfer agent to prepare a list of the holders of common shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his or her name on the list at the Meeting, except to the extent that:

(a) the Shareholder has transferred any of his or her common shares after the date on which the list was prepared; and

(b) the transferee of those common shares produces properly endorsed share certificates or otherwise establishes that he or she owns such common shares and demands not later than ten (10) days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her common shares at the Meeting.

As of the Record Date, Thunderbird had 25,204,128 common shares ("**Common Shares**") issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. In order to be effective, each ordinary resolution to be submitted to Shareholders at the Meeting must be approved by the affirmative vote of at least 50% plus one of the votes cast thereon and each special resolution must be approved by the affirmative vote of at least 66% of the votes cast thereon.

How You Can Vote

If you are a registered shareholder (i.e. your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this management proxy Information Circular.

Appointment of Proxyholder

The persons named in the accompanying form of proxy are the President and Director, or failing him, a representative of Thunderbird. **You may also appoint some other person (who need not be a shareholder of Thunderbird) to represent you at the Meeting either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.**

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet.

Submitting a proxy by mail or fax or over the Internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of Thunderbird named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must, then, be returned to Thunderbird's transfer agent, Pacific Corporate Trust Company, by fax: (604) 689-8144, by mail or by hand at their offices at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, at anytime, up to and including 2:00 p.m. (Pacific Coastal Time) on June 15, 2007.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone require a touch-tone telephone. The telephone number to call is 1-888-835-8683. Shareholders must follow the instructions, use the form of proxy received from Thunderbird and provide the ID and Code numbers located beside their name on the proxy form on the lower left-hand side. If the ID and Code numbers are not on the proxy form, they will be on the back of the flyer enclosed with this Information Circular. Instructions are then conveyed by use of the touch-tone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the website: http: //www. stocktronics.com/webvote.

Registered shareholders must then follow the instructions and refer to the proxy form received from Thunderbird which contains the ID and Code numbers, located on the proxy form. Voting instructions are then conveyed electronically by the shareholder to Thunderbird over the Internet.

Non-registered shareholders, that is, those whose shares are held in "nominee" name, usually banks, trust companies, securities brokers or other financial institutions, will be provided with voting instructions by the nominee. Please see further instructions above under the heading "Advice to Beneficial Holders of Common Shares" below.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of Thunderbird, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (the "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of Thunderbird as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of Thunderbird. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Thunderbird. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("**ADP**") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent), in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request, in writing, that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

Revocation of Proxies

You may revoke your proxy by:

- delivering, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, a written notice of revocation duly executed to Pacific Corporate Trust Company at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9 or to the head offices of Thunderbird at 12155 Dearborn Place, Poway, California, 92064; or
- advising the Chairman of the Meeting that you are voting in person at the Meeting; or
- any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

- each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors;
- any amendment to or variation of any matter identified in the proxy; and
- any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your shares will be voted for the approval of such matter.

As of the date of this Information Circular, management of Thunderbird knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee intends to vote thereon, in accordance with the nominee's best judgment.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Thunderbird. All costs of this solicitation will be borne by Thunderbird.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and officers of Thunderbird, as of the date of this Information Circular, the only persons or companies who beneficially own, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of Thunderbird are as follows:

Shares Owned Name and Municipality of Residence	No. of Common Shares Outstanding or Controlled	Percentage of Common Shares[(1)]
CDS & Co. NCI Account 25 The Esplande P.O. Box 1038 STN A Toronto, Ontario M5W 1G5[(2)]	17,775,714	70.53%

Notes: (1) Based on 25,204,128 shares of common stock issued and outstanding as of May 14, 2007.
(2) CDS & Co. is a depository trust company for various Canadian brokerage firms.

The only shares issued and outstanding in the capital of Thunderbird are the Common Shares. As of the Record Date, the directors and senior officers, as a group, beneficially own, directly or indirectly, and control 2,792,632 common Shares which represents approximately 11%of the issued Common Shares of Thunderbird. These directors and officers also hold stock options exercisable for up to 2,333,546 additional common shares of Thunderbird.

The directors and senior officers of Thunderbird have no knowledge of any other person who beneficially owns, directly or indirectly, voting securities of Thunderbird carrying more than 10% of the voting rights attached to all securities of Thunderbird. However, this information is not reasonably within the power of the directors and senior officers to ascertain or procure for a number of reasons, including the fact that many persons who appear as registered shareholders are in fact not the beneficial holders of the shares and many persons who become beneficial owners of Thunderbird's shares do not register such shares in their name.

BUSINESS OF THE MEETING

1. Annual Report and Financial Statements

Pursuant to the Yukon *Business Corporations Act, R.S.Y. 2002, c. 20,* as amended, the directors will place before the shareholders at the Meeting the audited financial statements of Thunderbird for the fiscal year ended December 31, 2006 and the auditor's report thereon, as presented in the 2006 Annual Report of Thunderbird. The financial statements and auditors' report were mailed to the Shareholders previously prior to this meeting. Shareholder approval is not required in relation to the Annual Report and the financial statements.

2. Appointment of Auditors

At the Meeting, the Shareholders will be asked to vote for the appointment of Oliva, Sahmel & Goddard, Certified Public Accountants, of San Diego, CA, as the auditors of Thunderbird, to hold office until the next annual general meeting of Shareholders and to authorize the Board of Directors to fix the remuneration paid to the auditors. Oliva, Sahmel & Goddard were first appointed as auditors of Thunderbird by the Board of Directors of Thunderbird in February 2006.

The persons designated in the enclosed Proxy, unless instructed otherwise, intend to vote FOR the appointment of Oliva, Sahmel & Goddard, Certified Public Accountants, as the auditors of Thunderbird.

3. Approval of Future Private Placements

Thunderbird will likely enter into a number of private placements of Thunderbird's securities in the upcoming year in order to provide working capital and fund Thunderbird's activities and operations.

Although not required under the rules of the CNQ, Thunderbird is seeking shareholder approval for the issuance of shares and or share purchase warrants where the number of common shares to be beneficially owned by any one placee participating in a private placement, or to a group of placees who intend to vote their shares as a group in a private placement, is equal to or greater than 20% of the number of Thunderbird's shares outstanding after giving effect to the issuance of the underwritten shares. In addition, shareholder approval is being requested for any future private placement which may result in or is part of a transaction involving a change in the effective control of Thunderbird or the creation of a control block. Members are being asked to pass a resolution allowing Thunderbird's directors to cause Thunderbird to enter into one or more private placement agreement transactions during the ensuing 12-month period. Upon such terms as may be approved by the directors of Thunderbird, a private placement will provide for the issuance of up to such securities (shares or units consisting of one common share and one warrant) at then market prices (less allowable discounts).

Management considers that it is in the best interests of Thunderbird to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next 12 months.

Such private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by Thunderbird to continue or expand its activities. Each private placement transaction authorized hereunder will be made with placees who may or may not be at arm's length to Thunderbird, however, the subscription prices will comply with the policies of the CNQ and the rules of all applicable securities commissions.

In accordance with the polices of the CNQ, the issue price or prices, which (subject to a minimum issue price of $0.10 per share) permit a discount of 25% from the market price if the market price of $0.50 or less; 20% if the market price is $0.51 to $2.00; and 15% if the market price is above $2.00.

To be effective the resolution must be approved by not less than 50% of the votes cast by those shareholders of Thunderbird who vote in person or by proxy at the meeting. The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the resolution acceptable to it.

Management is requesting shareholder approval to the following ordinary resolution:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT

> the issuance of such number of securities by Thunderbird in one or more private placements as would result in the issuance of shares or the exercise of any share purchase warrants where the number of common shares to be beneficially owned by a placee, or a group of placees who intend to vote their shares as a group in a private placement, is equal to or greater than 20% of Thunderbird's issued and outstanding share capital, and any change in the effective control of Thunderbird, be and are hereby approved."

It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the ordinary approving the proposed future private placements.

4. Election of Directors at this Meeting

The Articles of Thunderbird provide for a minimum of three (3) and a maximum of twelve (12) directors. The Board of Directors has fixed the number of directors at seven. The directors are appointed with a staggered rotation wherein two directors are elected to a three (3) year term; two directors are elected to a two (2) year term and one director is elected to a one (1) year term. All the directors will be put forward for election at the 2007 Meeting. Jean Duval and Albert W. Atallah were elected at the 2005 shareholder meeting to serve a two-year term expiring at the 2007 meeting. Jack Mitchell and Salomon Guggenheim were elected at the 2004 shareholder meeting for three-year terms expiring at the 2007 meeting or until their successors are elected or appointed. Management is proposing the election of Jose Raul Arias as a new director for a two (2) year term. No one is being put forward to serve as a director of Thunderbird for a one year term at this time.

The articles of Thunderbird permit the directors to appoint directors to fill any casual vacancies that may occur on the board. The articles of Thunderbird also permit the directors to add additional directors to the board between successive annual general meetings so long as the number appointed does not exceed more than one-third of the number of directors appointed at the last annual general meeting. Individuals appointed as directors to fill casual vacancies on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be reelected or replaced.

Management of the Company proposes to nominate each of the following persons for election as a director. All the proposed nominees' names below have consented in writing to serve as directors if elected. As of May 15, 2007, information concerning such persons, as furnished by the individual nominees, is as follows:

Name, municipality of residence and position	Principal occupation, business or employment and, if not a previously elected director, occupation, business or employment during the past five years	Director from	Approximate number of common shares beneficially owned, directly or indirectly, or controlled or directed (2)
Jack Mitchell(1) Panama City, Panama CEO, President and Director	CEO and President of Thunderbird since 1997.	April 1997	1,601,907
Salomon Guggenheim(1) Baech, Switzerland Director	Self-employed since January 2002.	June 2002	509,600
Albert Atallah San Diego, CA General Counsel, COO Vice President and Director	General Counsel, COO and Vice President of Thunderbird since 1997.	July 1997	197,500
Jean Duval(1) Montreal, Quebec Director	Vice-President of STCH since 2001.	June 2002	239,600

Jose Raul Arias Panama, Rep. of Panama	Financial Advisor with HSBC Private Banking since 2005; Wealth Manager with Money Managers & Co. since 2002	Up for election June 2007	1,700,000

Notes: (1) Member of the Audit Committee.
(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at May 15, 2007, is based on information furnished to the Company by individual director

"BE IT RESOLVED AS AN ORDINARY RESOLUTION that:

1. Jack Mitchell be elected as a director of Thunderbird for a three-year term expiring at the annual general meeting in 2010;
2. Salomon Guggenheim be elected as a director of Thunderbird for a three-year term expiring at the annual general meeting in 2010;
3. Alberta Atallah be elected as a director of Thunderbird for a two-year term expiring at the annual general meeting in 2009;
4. Jean Duval be elected as a director of Thunderbird for a two-year term expiring at the annual general meeting in 2009;
5. Jose Raul Arias be elected as a director of Thunderbird for a two-year term expiring at the annual general meeting in 2009."

MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANOTHER PERSON OR PERSONS AS DIRECTORS.

5. Ratification of Previous Acts and Deeds

Management of Thunderbird will be seeking shareholder ratification and approval of all previous acts and deed by the directors, since the last meeting of stockholders held by Thunderbird.

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

All previous acts and deeds by the directors since the last meeting of stockholders held by Thunderbird be hereby ratified and approved."

It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the special resolution ratifying and approving all the previous acts and deeds by the directors since the last meeting of stockholders.

6. Other Matters

It is not the intention of the management of Thunderbird to bring any other matters before the Meeting other than those matters referred to in this Information Circular. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common shares represented thereby in accordance with their best judgment on such matter.

EXECUTIVE COMPENSATION

Compensation of Directors

Members of the Board of Directors are entitled to a per meeting fee of $2,000 for each Board of Directors meeting attended in person and $500 per meeting that is held telephonically. During the fiscal year ended December 31, 2006, the total fees paid to directors for meeting attendances was $24,000. Non-employee directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings or in otherwise being engaged on Thunderbird's business.

Thunderbird has adopted a standard arrangement pursuant to which Thunderbird for their services compensates directors in their capacity as directors, which includes the granting from time to time of incentive stock options in accordance with the policies of The Canadian Quotation Network (CNQ:BIRD.U). During the most recently completed financial year, Thunderbird granted incentive stock options to purchase an aggregate of $Nil common shares to directors.

Compensation Awarded

"Named Executive Officer" includes the CEO, CFO and the three most highly paid executive officers whose total salary and bonuses exceed $150,000 during the most recently completed financial year. In addition, disclosure is required for any directors and officers whose total salary and bonus during the most recently completed financial year was $50,000 or more.

During the fiscal year ended December 31, 2006, Thunderbird had four Named Executive Officers: Jack R. Mitchell, the President and Chief Executive Officer and a director of Thunderbird; Clay Hardin, the Executive Vice-President; Albert W. Atallah, General Counsel, Vice President and a director of Thunderbird; and Michael G. Fox, Chief Financial Officer and Corporate Secretary..

The following table sets forth the compensation awarded, paid to or earned by Thunderbird's Named Executive Officers during the fiscal year ended December 31, 2004 through December 31, 2006..

SUMMARY COMPENSATION TABLE								
		Annual Compensation(1)			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen-sation (2) ($)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts ($)	All Other Compen-sation ($)
Jack R. Mitchell President, CEO and Director	2006	$240,000	$180,000	$8,000	Nil	Nil	N/A	$12,000
	2005	$240,000	$ 331,600	$4,500	225,000	Nil	N/A	$12,000
	2004	$225,000	$ 99,900	$6,000	269,000	Nil	N/A	$13,000
Albert Atallah General Counsel, COO, Vice President and Director	2006	$150,000	$5,800	$8,000	Nil	Nil	N/A	$Nil
	2005	$150,000	$5,800	$4,500	180,000	Nil	N/A	$Nil
	2004	$150,000	$17,000	$6,000	122,500	Nil	N/A	$Nil
Clay Hardin	2006	$210,000	Nil	Nil	Nil	Nil	N/A	$Nil

Executive Vice President	2005	$170,000	Nil	Nil	130,000	Nil	N/A	$Nil
	2004	$150,000	$40,000	Nil	152,500	Nil	N/A	$Nil
Michael G. Fox, Chief Financial Officer and Corporate Secretary	2006	$137,000		Nil	Nil	Nil	N/A	$4,000

Notes: (1) These monies were paid or were otherwise accrued in United States dollars.
(2) These monies were paid as directors' fees.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

Thunderbird has no long-term incentive plans and therefore no awards were made under any long-term incentive plan to the Named Executive Officers during Thunderbird's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

No SARs (stock appreciation rights) were granted to the Named Executive Officers during the most recently completed fiscal year.

The following table shows the stock options granted to the Named Executive Officers during the most recently completed fiscal year.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)(2)	Expiration Date
Jack R. Mitchell	Nil	N/A	N/A	N/A	N/A
Albert Atallah	Nil	N/A	N/A	N/A	N/A
Clay Hardin	Nil	N/A	N/A	N/A	N/A
Michael Fox	Nil	N/A	N/A	N/A	N/A

Notes: (1) Thunderbird issued stock options of 75,000, of which, none were issued to Officers or Directors.
(2) Calculated as the closing price in US dollars of Thunderbird's shares on the CNQ on the date of grant.

Share Option Exercises in Last Year and Year-end Option Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$)	Unexercised Options at Fiscal Year-End - Exercisable/ Unexercisable(#)[1]	Value of Unexercised In-the-Money Options at Fiscal Year-End (US$) - Exercisable/ Unexercisable[1][2]
Jack R. Mitchell	35,000	$17,500	738,546 180,000	$694,233 $169,200
Albert W. Atallah	7,500	$3,750	308,500 144,000	$289,990 $135,360
Clay Hardin	15,000	$7,500	378,500 104,000	$355,790 $97,760
Booker T. Copeland III	257,500	$52,000	0	$0
Michael Fox	0	$0	70,000 40,000	$65,800 $37,600

Notes: (1) The options granted under the plan contain no restrictions on exercise.
(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of Thunderbird's shares as at December 31, 2006 (i.e. fiscal year end) was US $0.94.

Option and SAR Repricings

There were no options or SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year end of Thunderbird.

Defined Benefit or Actuarial Plan Disclosure

Thunderbird does not have a defined benefit/actuarial plan under which benefits are provided to Thunderbird's officers and key employees determined by final compensation or years of service.

Employment Contracts and Termination of Employment and Change of Control

Thunderbird has no plan or arrangement, in respect of compensation received or may be received by executive officers in Thunderbird's most recently completed or current financial year, to compensate such officers in the event of the termination of employment on resignation, retirement or change of control, in the event of a change in responsibilities following a change in control, where in respect of an executive officer, the value of such compensation exceeds $100,000.

Thunderbird has entered into an executive employment agreement with Jack R. Mitchell, President and Chief Executive Officer for a fixed term expiring on December 31, 2010. The executive participates in Thunderbird's 401K plan and holds stock options approved by the board of directors. The agreement provides for termination for cause and is silent on termination for no cause. The agreement also provides for bonus incentives based on Thunderbird's earnings performance.

Executive Compensation and Formulation of a Compensation Committee

The Compensation Committee of the Board (the "**Compensation Committee**") is composed of two outside Directors: Salomon Guggenheim and Jean Duval, who are all: (i) not current or former officers or employees of Thunderbird; (ii) not entitled to participate in Thunderbird's management compensation programs; and (iii) unrelated under Thunderbird. The Compensation Committee ensures that Thunderbird has a high caliber executive management in place and a total compensation plan that is competitive,

motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding all matters pertaining to the compensation, benefits and performance of all senior executives of Thunderbird (including the Chief Executive Officer (**"CEO"**), the President, Vice-Presidents and any group of senior employees or consultants identified by the Compensation Committee from time to time), this group being referred to as the "Senior Management Group".

The Compensation Committee will make recommendations with respect to the remuneration of the Board and the board of directors of any affiliates. In addition, the Compensation Committee will oversee and supervise any share purchase plan, share option plan, bonus participation and any other like plan.

Thunderbird's compensation plans for executive officers are designed to attract and retain executives critical to the success of Thunderbird, to ensure that executive compensation is linked to both individual and corporate performance and that it focuses executives on the key business factors that affect shareholder value.

Compensation plans for Named Executive Officers include an annual component and a long-term component. At the beginning of each fiscal year, each such Named Executive Officer is assigned a target annual cash compensation amount comprising two elements: a minimum guaranteed salary and a variable incentive target. The target annual cash compensation amount is based on salary surveys and job responsibilities. A significant portion of the target annual cash compensation of these Named Executive Officers consists of performance-based rewards. In 2006, the performance-based incentive or bonus pay for these Named Executive Officers was based on a combination of Thunderbird's quantitative performance compared with its financial objectives and on the personal performance of each named executive officers compared with performance objectives for that officer set by the CEO and COO.

The compensation of Thunderbird's CEO for the 2006 fiscal year was established by the Compensation Committee. The CEO's compensation for 2006 included performance-based compensation. In addition, the Compensation Committee and the Board believe that, due to the significant shareholdings of the CEO, the CEO's interests are appropriately aligned with the performance of Thunderbird and the interests of shareholders. The Compensation Committee intends to continue to monitor the CEO's compensation plans, taking into account the CEO's shareholdings, to ensure that the resulting compensation is appropriately linked to the performance of Thunderbird and the returns to shareholders.

This report has been submitted by the Compensation Committee of the Board of directors.

Venture Issuer Exemption

Under Form 51-102F6, a Venture Issuer is entitled to omit disclosure otherwise required to be provided under those portions of Form 51-102F6 entitled "Option and SAR Repricing", "Defined Benefit or Actuarial Plan Disclosure", "Composition of Compensation Committee", "Report on Executive Compensation", and "Performance Graph". Thunderbird is a Venture Issuer and has omitted such disclosure where it has deemed appropriate.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Thunderbird's two stock option plan, which are the only equity compensation plans outstanding, as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)[1]
Equity compensation plans approved by securityholders	3,119,795	US$ 0.45	4,520,000
Equity compensation plans not approved by securityholders	nil	nil	Nil
Total	3,119,795	US$ 0.45	4,520,000

Note: (1) Thunderbird is authorized to issue stock options entitling the holders to acquire, in the aggregate up to 7,639,795 common shares under its two outstanding stock option plans.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of Thunderbird or any of their associates has been indebted to Thunderbird or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit, or other similar arrangement or understanding provided by Thunderbird or any of its subsidiaries, except as set forth below.

In 2001, Thunderbird loaned the sum of $9,000 to Jack R. Mitchell, the President, Chief Executive Officer and a director of Thunderbird. The loan is secured by Thunderbird's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Mitchell to purchase common shares of stock of Thunderbird.

In 2001, Thunderbird loaned the sum of $6,750 to Albert W. Atallah, Chief Operating Officer, General Counsel and a director of Thunderbird. The loan is secured by Thunderbird's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Atallah to purchase common shares of stock of Thunderbird.

In 2001, Thunderbird loaned the sum of $9,000 to Clay Hardin, Vice President of Operations. The loan is secured by Thunderbird's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Hardin to purchase common shares of stock of Thunderbird.

In 2001, Thunderbird loaned the sum of $4,500 to Booker T. Copeland III, currently Chief Financial Officer and Corporate Secretary but Controller of Thunderbird at the time the loan was made. The loan is secured by Thunderbird's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Copeland to purchase common shares of stock of the Company.

In 2001, Thunderbird loaned the sum of $15,724 to Jack R. Mitchell, the President, Chief Executive Officer and a director of Thunderbird. The loan was unsecured non-interest-bearing and payable on demand. The loan was not made for the purpose of enabling Mr. Mitchell to purchase securities of Thunderbird.

Table of Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Program

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2006 ($)	Amount Outstanding As at May 20, 2007 ($)	Financially Assisted Securities Purchases During 2006 (#)	Security for Indebtedness
Jack Mitchell[1] CEO, President and Director	Lender	$24,724	$24,724	N/A	Shares of Thunderbird
Booker T. Copeland III[2] CFO and Corporate Secretary	Lender	$4,500	$0	N/A	Shares of Thunderbird
Clay Hardin[3] Vice President of Operations	Lender	$9,000	$9,000	N/A	Shares of Thunderbird
Albert Atallah[4] General Counsel, COO, Vice President and Director	Lender	$6,750	$6,750	N/A	Shares of Thunderbird

Notes: (1) $9,000 of the funds loaned by Thunderbird to Mr. Mitchell were used to purchase shares of Thunderbird in 2001.
(2) Funds loans to Mr. Copeland III were used to purchase shares of Thunderbird in 2001.
(3) Funds loans to Mr. Hardin were used to purchase shares of Thunderbird in 2001.
(4) Funds loans to Mr. Atallah were used to purchase shares of Thunderbird in 2001.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of Thunderbird, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Thunderbird.

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the meeting. For the purpose of this paragraph, "person" includes each person (a) who has been a director, senior officer or insider of Thunderbird at any time since the commencement of Thunderbird's last fiscal year, (b) who is a proposed nominee for election as a director of Thunderbird, or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

MANAGEMENT CONTRACTS

None of the management functions of Thunderbird are to any substantial degree performed by persons other than the senior executives of Thunderbird.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Thunderbird believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as Thunderbird. In addition, the CSA have implemented National

Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by Thunderbird of its corporate governance practices. This disclosure is presented below.

Board of Directors

Multilateral Instrument 52-110 – Audit Committees ("**MI 52-110**") sets out the standard for director independence. Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with Thunderbird. A material relationship is a relationship which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with Thunderbird.

(a) The independent members of the Board of Directors of Thunderbird are: Salomon Guggenheim and Jean Duval; and
(b) The non-independent directors are Jack R. Mitchell (President and Chief Executive Officer of Thunderbird) and Albert W. Atallah (General Counsel and Vice President).

The Board of Directors supervises the management of the business and affairs of Thunderbird. More specifically, the Board of Directors has a mandate to provide guidance to Thunderbird's management in the following areas:

(a) long-term strategic planning;
(b) risk analysis and monitoring of risk management systems;
(c) overseeing the appointment and training of senior management and monitoring their performance, including succession planning;
(d) establishing and monitoring Thunderbird's communications policy as implemented by Thunderbird's investor relations personnel and ensuring that they address the feedback and concerns of shareholders in particular;
(e) ensuring the integrity of Thunderbird's systems for internal controls and management information;
(f) developing and implementing Thunderbird's corporate governance guidelines;
(g) reviewing management's performance on a regular basis, being at least annually;
(h) reviewing Thunderbird's business plan on a regular basis, being at least annually;
(i) reviewing and approving the terms of all debt and equity financings, mergers,
(j) acquisitions and divestitures and the granting of incentive stock options;
(k) reviewing and approving the quarterly and annual financial statements;
(l) calling shareholders' meetings;
(m) reviewing and approving all major public disclosure documents; and
(n) appointing members to the various committees.

The Board of Directors is aware of the expectations of the Ontario and British Columbia Securities Commissions as well as The Canadian Network Quotation Exchange (the "**CNQ**") regarding corporate governance and it conducts itself, to the best of its ability, in a manner consistent with those expectations.

Other Directorships

None of the directors or officers of Thunderbird serves as directors of any other reporting issuers in Canada or the United States.

Orientation and Continuing Education

When new directors are appointed, they receive orientation on Thunderbird's business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by Thunderbird's management and employees to give the directors additional insight into Thunderbird's business.

Ethical Business Conduct

Directors, officers and employees are required as a function of their directorship, office or employment to structure their activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from their positions. The Board does not consider it necessary at this time to have a written policy regarding ethical conduct.

Nomination of Directors

The Board of Directors of Thunderbird considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board of Directors of Thunderbird does not have a nominating committee, and these functions are currently performed by the Board of Directors as a whole.

Compensation

The Board of Directors of Thunderbird has appointed a Compensation Committee which reviews and approves all matters relating to compensation of the directors and executive officers of Thunderbird. Information about our Compensation Committee is contained under the heading "Executive Compensation and Formulation of a Compensation Committee" to this Information Circular.

Other Board Committees

The Board of Directors has no other committees other than the audit committee and Compensation Committee. Disclosure with respect to the audit committee, as required by MI 52-110 - Audit Committee, is contained under the heading "Audit Committee and Relationship with Auditors" to this Information Circular. As Thunderbird grows, and its operations and management structure became more complex, the Board of Directors will likely find it appropriate to constitute formal standing committees, such as a corporate governance committee, and nominating committee, and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Shareholder Communication

Management is available for shareholders to respond to questions and concerns on a prompt basis. Management believes that its communications with shareholders and others, interested in Thunderbird, are responsive and effective.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the Board of Directors and management and the strategic direction and processes of the Board of Directors and committees.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators (**"MI 52-110"**) requires Thunderbird, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

Audit Committee's Charter

Thunderbird's board of directors and audit committee has adopted an audit committee charter.

Mandate

The primary function of the audit committee (the "**Audit Committee**") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by Thunderbird to regulatory authorities and shareholders, Thunderbird's systems of internal controls regarding finance and accounting and Thunderbird's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, Thunderbird's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

(a) serve as an independent and objective party to monitor Thunderbird's financial reporting and internal control system and review Thunderbird's financial statements;
(b) review and appraise the performance of Thunderbird's external auditors; and
(c) provide an open avenue of communication among Thunderbird's auditors, financial and senior management and the Board of Directors.

Composition

The Audit Committee shall be comprised of four directors as determined by the Board of Directors. At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of Thunderbird's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by Thunderbird's financial statements. The members of the Audit Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Executive Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually, and

(b) Review Thunderbird's financial statements, MD&A and any annual and interim earnings, press releases before Thunderbird publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(c) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders of Thunderbird.
(d) Obtain annually, a formal written statement of external auditors setting forth all relationships

between the external auditors and Thunderbird, consistent with Independence Standards Board Standard 1.

(e) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(f) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(g) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(h) At each meeting, consult with the external auditors, without the presence of management, about the quality of Thunderbird's accounting principles, internal controls and the completeness and accuracy of Thunderbird's financial statements.

(i) Review and approve Thunderbird's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Thunderbird.

(j) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(k) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by Thunderbird's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

  (i) the aggregate amount of all such non-audit services provided to Thunderbird constitutes not more than five percent of the total amount of revenues paid by Thunderbird to its external auditors during the fiscal year in which the non-audit services are provided;

  (ii) such services were not recognized by Thunderbird at the time of the engagement to be nonaudit services; and

  (iii) such services are promptly brought to the attention of the Audit Committee by Thunderbird and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Audit Committee. Provided the pre-approval of the nonaudit services is presented to the Audit Committee's first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(l) In consultation with the external auditors, review with management the integrity of Thunderbird's financial reporting process, both internal and external.

(m) Consider the external auditors' judgments about the quality and appropriateness of Thunderbird's accounting principles as applied in its financial reporting.

(n) Consider and approve, if appropriate, changes to Thunderbird's auditing and accounting principles and practices as suggested by the external auditors and management.

(o) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(p) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(q) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(r) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(s) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(t) Review certification process, and

(u) Establish a procedure for the confidential, anonymous submission by employees of Thunderbird of concerns regarding questionable accounting or auditing matters.

Other

(v) Review any related-party transactions.

Composition of the Audit Committee

Thunderbird's Audit Committee is comprised of three directors, Messrs. Jean Duval, Salomon Guggenheim, and Jack Mitchell. Messrs. Jean Duval and Salomon Guggenheim are considered "independent", as defined in MI 52-110, member on our Audit Committee. All three of members of our Audit Committee would be considered "financially literate" as defined by MI 52-110.

Audit Committee Oversight

Since the commencement of Thunderbird's most recently completed financial year, Thunderbird's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of Thunderbird's most recently completed financial year, Thunderbird has not relied on the exemptions contained in Section 2.4 or Part 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the external auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the external auditors in the fiscal year in which the non-audit services were provided. Part 8 permits a corporation to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to Thunderbird in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by Thunderbird's Board of Directors, and where applicable the Audit Committee, on a case-by-case basis.

Audit Fees, Audit-Related Fees, Tax Fees and all other Fees

In the following table, "audit fees" are billed by Thunderbird's external auditors for services provided in auditing Thunderbird's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of Thunderbird's financial statements. "Tax fees" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by Thunderbird to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2006	$60,000	$Nil	$20,000	$Nil
December 31, 2005	$50,000	$Nil	$20,000	$Nil

Reliance on Certain Exemptions

Thunderbird is relying on the exemption provided by Section 6.1 of MI 52-110 which provides that the Corporation, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described elsewhere in this Information Circular, none of the directors or executive officers of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since the beginning of the Corporation's last financial year, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

AUDITORS

Oliva, Sahmel & Goddard, Certified Public Accountants, of 4510 Executive Dr Ste 113, San Diego, CA 92121-3022.

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

OTHER BUSINESS

As of the date of this Information Circular, the Board of Directors does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

OTHER INFORMATION

Any security holder may obtain the following documents, without charge, upon request to the Secretary, Thunderbird Resorts, Inc., 12155 Dearborn Place, Poway, California, 92064, telephone 858-668-1808, facsimile 858-513-3760:

(a) Thunderbird's financial statements and management discussion & analysis for its most recently completed financial year;
(b) Thunderbird's 2005 Stock Option Plan;
(c) Proposed Articles of Continuance;
(d) Proposed New Charter Documents of Thunderbird to be adopted on Continuance; and
(e) this Information Circular.

Additional information relating to Thunderbird is on SEDAR at www.sedar.com. This information circular and financial information provided in Thunderbird's financial statements and management's discussion and analysis for its most recently completed financial year can be accessed on SEDAR at www.sedar.com.

APPROVAL BY DIRECTORS

The contents and sending of this Information Circular have been approved by the directors of Thunderbird.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THUNDERBIRD RESORTS, INC.

By Order of the Board of Directors
Dated: May 17, 2007

Jack R. Mitchell
President and Chief Executive Officer

THUNDERBIRD RESORTS, INC.

AMENDED NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN to Amend the previously filed notice that the Annual Meeting of Shareholders (the "Meeting") of Thunderbird Resorts, Inc. (the "Company" or "Thunderbird") will be held at Calle Alberto Navarro, El Cangrejo, Apt. 87-0558, Zona 7, Panama, Republic of Panama, on Monday, June 18, 2007, at the hour of 9:00 a.m. (Panama time) for the following purposes:

TO RECEIVE the Company's financial statements for its financial year ended December 31, 2006, together with the report of the auditors thereon;

TO ELECT directors;

TO APPOINT auditors and authorize the directors to fix their remuneration;

TO CONSIDER and, if thought advisable, to pass an ordinary resolution to approve the issuance of such number of securities by Thunderbird in one or more private placements that may result in a change in the effective control of Thunderbird or be made to a related party of Thunderbird;

TO TRANSACT such other business as may properly come before the meeting or any adjournment or adjournments thereof.

This Amended Notices changes the place for the meeting and leaves the date for the meeting as June 18 2007 which is the date set in the initial Notice. Holders of record of common shares at the close of business on May 14, 2006 are entitled to receive notice of the meeting and will be entitled to vote the common shares except to the extent that (i) the shareholder has transferred any such shares since the close of business on May 14, 2006, and (ii) the transferee of such shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten (10) days before the meeting, by written notice to the Company, that the transferee's name be included on the list of holders of shares entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the meeting.

By order of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell, President and Chief Executive Officer

May 7, 2007
San Diego, California

Request for Voting Instructions ("VIF")

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS OF THUNDERBIRD RESORTS, INC.
TO BE HELD AT Calle Alberto Navarro, El Cangrejo, Apartado 0823-00514 Panamá, República de Panamá
ON MONDAY, June 18, 2006, AT 9:00 AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of Oliva, Sahmel & Goddard as auditors of the Company and the Directors to fix the Auditors' remuneration		N/A	
2. To consider and, if thought advisable, to pass an ordinary resolution to approve the issuance of such number of securities by Thunderbird in one or more private placements that may result in a change in the effective control of Thunderbird or be made to a related party of Thunderbird;			
3. To appoint Jack R. Mitchell as director for a term of three years			
4. To appoint Salomon Guggenheim as director for a term of three years			
5. To appoint Albert W. Atallah as director for a term of two years			
6. To appoint Jean Duval as director for a term of two years			
7. To appoint Jose Raul Arias as director for a term of two years			
8. To ratify and approve all previous acts and deeds by the directors			
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________________

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact enter name of CSR here at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1. ***If this VIF is signed and the form is not marked otherwise***, the securities will be voted in favour of each matter identified in the notice of meeting.
2. ***If this VIF is not dated in the space provided***, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.
3. This VIF confers ***discretionary authority to vote on such other business*** as may properly come before the meeting or any adjournment thereof.
4. This VIF should be read in conjunction with the accompanying notice of meeting and information circular.
5. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
6. If these voting instructions are given on behalf of a body corporate, set out the ***full legal name of the body corporate, the name and position of the person giving voting instructions*** on behalf of the body corporate and the address for service of the body corporate.
7. To be represented at the Meeting, ***VIFs must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.***

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to Pacific Corporate Trust Company

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. ***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.***

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

May 18, 2007

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

May 18, 2007, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
18th day of May, 2007.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird
resorts

RECEIVED
2007 SEP 27 A 8:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release May 18 2007

Contact: Albert W. Atallah, Investor Relations
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

THUNDERBIRD WINS PERU HOTEL BID

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) is pleased to announce that on May 18, 2007 it won its bid to acquire the Hoteles Las Americas chain of hotels in Lima, Peru. Hoteles Las Americas is one of the largest chains in Lima with its 6 hotel properties representing an aggregate of 650 rooms. Thunderbird Resorts, Inc. ("Thunderbird or "the Company") has been in a "due diligence" phase for several weeks while under a confidentiality agreement with the seller of the hotel chain, Caja de Pensiones Military Political. The Company submitted a bid of USD$43.5 million for the acquisition of the 6 hotel facilities free and clear of all liens or encumbrances against the facilities.

Peru is the 4th most populous (28 million) country in South America and is currently experiencing one of the healthier growing economies in South America. As of 2005, approximately 73% of the total population live in urban areas, compared to just 28% in rural ones. Peru shares borders with Ecuador, Colombia, Brazil, Bolivia and Chile. Peru has a GDP of $76.09 billion and a per capita GDP of $6,400. This is compared to Panama, Thunderbird's flagship market, which has a population of 3.1 million, a GDP of $25.29 billion and a per capita GDP of $7,900, and produces revenues of $40 million dollars per year. In 2006, Peru's GDP grew 7.7% and in 2007 it is expected to grow 7% to 8%.

The total funding for the acquisition (including closing costs and costs for refurbishment) is approximately USD$60 million. The Company will form a subsidiary ("Thunderbird de Peru") to borrow a portion of the funds from senior lenders, secured by the hotel facilities. Other funding for the balance will be provided by the Company's private investors who have funded the Company's projects over the past several years. This private source of funding will be subordinate to the senior loan. It is anticipated that the Company may be required to guaranty the obligations to the Seller under the terms of the bid. The Company has delivered a USD$1 million bond to secure its obligations to the Seller and closing on the acquisition will take place in approximately 60 days.

"Thunderbird de Peru, S.A." will be formed to conclude the acquisition of Hoteles Las Americas. The Company expects to penetrate Peru's hotel market with a strong base of these six hotels. These six hotels will provide the Company with an instant market share and a strong competitive footprint to build on. The addition, a complete hotel operation will significantly increase Thunderbird's asset base.

- **Hotel & Suites Las Americas:** Hotel & Suites Las Americas enjoys one of the premier locations in Lima. It is located in front of the Atlantic City casino, the largest gaming venue in Peru. This hotel building has 24 floors (4 basement floors) encompassing 151 rooms consisting of 13 luxury suites with living room, sauna and jacuzzi; 14 junior suites with living room and jacuzzi; 27 honeymoon suites; 57 double rooms; and 40 single rooms. The Hotel & Suites Las Americas includes 1,000 square meters of convention space.
- **Suites Las Americas and Plaza Benavides:** One block from Hotel and Suites Las Americas is Suites Las Americas and Plaza Benavides commercial center. It is located in the prime real estate district of Mira Flores. There are 66 rooms in Suites Las Americas all of which are duplex and include kitchenette, sitting

and dining room, office and terrace. Plaza Benavides has 3,750 square meters of office space and a shopping center with 5,000 square meters and 486 parking spaces.

- **Apart Hotel Las Americas:** Apart Hotel Las Americas is located in one of Mira Flores's most beautiful avenues. This building is 17 stories tall and has 64 suites equipped with kitchenette, whirlpool bath, office, three or more telephone lines, and voice mail and internet connection.
- **Residencial Las Americas:** Residencial Las Americas is composed of 45 suites located on the 3rd to the 11th floor. Residencial has 14 floors (3 basements) with available space for 26 cars. Suites are classified in two categories: suite deluxe and superior suite. Each of the suites includes sitting and dining rooms, kitchenette-bar, two telephone lines with voicemail and internet connection. Hotel Residencial is classified as a 4-star hotel; it also offers its clients complementary services which include: gym (leased to 3rd party), a patio with jacuzzis and sauna, a small convenience store, a restaurant and a 350 square meters spa.
- **Hotel Carrera:** Hotel Carrera is located in Jiron, only minutes from Lima's old downtown and 10 minutes from Mira Flores. Hotel Carrera has 90 rooms located in the 3rd to the 11th floor. Rooms are classified into 4 categories: grand suite deluxe, suite deluxe, standard suite and standard room.
- **El Pueblo Resort and Convention Center:** El Pueblo Resort and Conventions Center is a 15.3 hectare property with building structures designed like a classic Peruvian highland village. El Pueblo provides the perfect setting for corporate events, leisure and rest. In El Pueblo, guests are able to enjoy the ample facilities and full range of services. It is situated on the edge of Lima in the District of Ate. El Pueblo is well known for its large convention space and great variety of attractions for the family, such as a petting zoo, giant water slides, 5 swimming pools surrounded by landscaping. El Pueblo contains 189 rooms, 39 bungalows and 7 suites. The El Pueblo contains 1,500 square meters of convention space.

Thunderbird de Peru, S.A. plans to remodel and upgrade all 6 of the hotels with significant improvements in its facilities estimated at approximately USD$10 million. Thunderbird is committed to also upgrade the technological systems of all the hotels, including telephone, internet, cable TV, security and other information technology systems. Thunderbird is currently evaluating the viability of placing casino operations in 4 of the 6 hotels. The Company believes one of the locations offers facilities and parking to develop the premiere entertainment and Casino property in the city of Lima.

Thunderbird Resorts, Inc. is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansions and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell

President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

LATIN AMERICA OFFICE
Edificio Thunderbird
Calle Alberto Navarro, El Cangrejo
Apartado 87-0558, Zona 7
Panama, Republic of Panama
Tel: (507) 223-1234
Fax: (507) 223-0869

WWW.THUNDERBIRDRESORTS.COM
info@thunderbirdresorts.com

ASIA OFFICE
18thFl. Salcedo Towers
169 H.V. dela Costa St., Salcedo Village
Makati City, Philippines 1227
Tel: (632) 886-5555
Fax: (632) 889-3333

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 AND RECENT DEVELOPMENTS

A. ***Selected Consolidated Financial Information***. The tables set out below set forth selected consolidated financial data. Such data is derived from the consolidated financial statements of the Company, which have been audited by Oliva, Sahmel & Goddard, Certified Public Accounts.

The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

	Audited (1) Fiscal Year ended December 31		
For the Period:	2006	2005	2004
Revenue	72,104	47,436	25,648
Net income (loss)	(1,456)	(2,177)	1,362
Earnings per share - basic	(0.06)	(0.09)	0.06
Earnings per share - diluted	(0.05)	(0.08)	0.05
End of period working capital (deficiency)	(7,438)	(8,836)	1,347
Total assets	67,734	56,110	30,501
Long term debt (2)	35,256	19,420	13,438
Total liabilities	62,231	51,324	23,530
Share capital (3)	21,467	21,467	21,288
Foreign exchange adjustment	(814)	(843)	(453)
Deficit	(18,505)	(17,049)	(14,906)

(1) Under Canadian GAAP.
(2) Excludes the current portion of the long-term debt.
(3) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	20,119	19,633	17,326	15,116	15,952	12,545	10,340	8,598
Income (loss) from continuing operations	(746)	643	(1,547)	194	(1,325)	(852)	(146)	146
Net income (loss)	(746)	643	(1,547)	194	(1,325)	(852)	(146)	146
Earnings per share – basic	(0.03)	0.03	(0.06)	0.01	(0.06)	(0.03)	(0.01)	0.01
Earnings per share – diluted	(0.02)	0.02	(0.06)	0.01	(0.05)	(0.03)	(0.01)	0.01

B. ***Comparison of Results of Operations – Year ended December 31, 2006 Compared to Year ended December 31, 2005***.

Revenues for the year ended December 31, 2006 from continuing operations were $72.1 million, an increase of approximately 52 percent over 2005 revenues from continuing operations of $47.4 million. The growth in revenues is derived primarily from the Company's controlling interests in its Philippine

operations and modest growth in its other operations as a result of the expansions during 2005. The Company's 50% interest in Panama recorded revenues of $24.2 million for the year, the Philippines recorded revenues of approximately $20.2 million for the year, Nicaragua had revenues of $13.4 million for the year, and the Company's 50% interest in Costa Rica generated revenues of $9.3 million for the year. In the cases of the Philippines and Nicaragua the Company records 100% of the revenues and posts a non-controlling interest against profits; while in the case of Costa Rica and Panama the Company records its portion of the revenues, in both cases represented by 50 percent of the total revenues. For comparative purposes, the Company had only one operation in the Philippines for three quarters of the year in 2005 verses two casinos during 2006, with one of those casinos in operation for the entire year. The Company continued to experience increases in player activity in their Manila casino, but also added approximately 120 gaming positions during the year, this coupled with the addition of the Poro Point casino increased sales $15.6 million over the previous year of $4.6 million, overall in the Philippines. The Company's 50% interest in Costa Rica generated revenues from 7 casinos and slot parlors and 2 slot routes of $9.3 million compared to $5.8 million for 3 casinos and one slot route for the prior year. The Company's 50% interest in Panama generated revenues of $24.3 million, a 17% increase over the previous year, based on the addition of 219 gaming positions over the year and a general increase in same store sales. Guatemala generated revenues of $4.7 million for the year which is a decrease of approximately $300 thousand from the same period in 2005, due to the increased competition in the country during 2006. Nicaragua's revenue during 2006 increased 23.7% or $2.6 million over the same period in 2005 due to the increased sales in its 2 existing casinos and the addition of a 3rd casino during the 4th quarter of 2006.

Gaming operations costs increased approximately $8.7 million for the year 2006 compared to the same period in 2005. This is due primarily to the increased operations in the Philippines, which accounts for approximately $5.6 million of the overall increase for the Company. The Company's 50% interest in Panama and Costa Rica's gaming operations costs increased $1.3 million and $900 thousand, respectively, with the expansion of the corresponding operations Nicaragua experienced an increase of $800 thousand over the previous period due to opening of the Holiday Inn casino at the end of September 2006, while and Guatemala's gaming operations costs remained roughly the same as the prior year. The Company experiences greater costs during the "start up" of new operations and is working toward becoming more efficient by building its corporate infrastructure to provide more support and training in new operations.

General and administrative expenses increased approximately $8.3 million in 2006 over the $21 million recorded in 2005. The increase in G&A expenses stems primarily from the Philippines, Panama and Costa Rica, and Corporate operations. The Philippines incurred costs of approximately $5.8 million for the year 2006 versus $2.3 million in 2005, this increase is inclusive of $900 thousand in foreign exchange income which is $500 thousand over the foreign exchange income posted in 2005. The Company has had to increase its administrative infrastructure to manage the larger operations and ongoing development efforts. To this end the corporate administrative expenses have increased $1.3 million over the $1.5 million booked in 2005. Concurrently, the Company's 50% interest in the general and administrative expenses in the Panama and Costa Rican operations also increased $1.3 million and $1.1 million in 2006, respectively over the $6.9 million and $2.8 million booked in 2005. Both entities have increased their operations during the year and additionally, Panama has improved its entertainment environment, which has enabled it to maintain its market share and increase its revenues. Nicaragua and Guatemala also had increases in their general and administrative expenses over the prior year of $800 thousand and $300 thousand respectively. The Nicaragua increase was the result of operating three casinos compared to two in 2005 and to increase their infrastructure to support the construction of a new Pharaohs Casino scheduled to open in late 2007. In Guatemala, the Company is planning on continued investment in the market to capitalize on its new management contract structure that will significantly lower sublicense fees, thus increasing profits.

Project development costs of $2.0 million for the year 2006 relate primarily to development expenses associated with the Company's ongoing efforts in the Philippines and Chile. In the Philippines the Company spent $1.1 million mainly in pre-development expenses associated with the golf course and hotel project in Poro Point. Chile development expenses of $545 thousand were all incurred prior to the 4th quarter while the Company was investing in the gaming license bid process. In Nicaragua, the Company incurred $122 thousand in development expenses associated with the new Holiday Inn casino that opened

at the end of the third quarter in 2006. In addition, the Company also pursued other development opportunities throughout the year incurring $182 thousand in development expenses.

Financing costs have increased markedly as a result of the Company's reliance on debt financing for new projects. The charge in the year 2006 was $5.5 million compared to $3.9 million in 2005.

Loss on disposal of equity investment and other assets was $1.5 million for the year 2006 compared to a gain of $1.8 million for the year 2005. The loss was primarily associated with the write off of the Company's investment in Chile. In 2005, the gain is exclusively related to the Company's sale of its interest in the Venezuela operations. The Company received total consideration of $1.9 million. One million dollars was received in cash at consummation and the balance was secured by a 24 month promissory note with interest. The Company has discounted the balance due of $852 thousand to $740 thousand and collected those funds in January 2006.

Equity gain in equity investees was $141 thousand for the year 2006 compared to $142 thousand recorded in the same period in 2005. The 2006 amount relates solely to the company 40% minority interest in the Philippine Property and Development company. The comparative amount in 2005 relates to the Company's equity interest in Venezuela of $92 thousand prior to its sale in August 2005 and its 40% interest in the Philippine Property and development company of $50 thousand.

Non-controlling interest for 2006 was related primarily Nicaragua of $449 thousand and $35 thousand related to a subsidiary of Costa Rica, where the Company has a 50% interest. The comparative amount in 2005 is related exclusively to the Company's Nicaragua operation. Additionally, the Company has not recorded the minority interest amounts associated with its Philippine operations as the non-controlling parties do not have equity in those entities to offset their portion of the entity's losses. When the entities become profitable and retained earnings are established, the Company will begin to record non-controlling interest expenses for these entities.

For the year 2006, the Company achieved a Property EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization and excludes one time charges, project development expenses and non-controlling interest) from continuing operations of approximately $15 million or $0.53 per diluted share. In 2005 the Company achieved a Property EBITDA of $8 million or $0.28 per diluted share. The Company's basic loss per share from continuing operations was ($0.06) basic and ($0.05) diluted on a net loss of ($1,456) thousand compared to net loss per share of ($0.09) basic and ($0.08) diluted in 2005 on a net loss of ($2,177).

C. ***Comparison of Results of Operations – Fourth Quarter ended December 31, 2006 Compared to Previous quarters in 2006.***

Revenues for the fourth quarter 2006 from continuing operations were $20.1 million, an increase of approximately $2.8 million over the average of the previous three quarters. The growth in revenues is primarily due to Philippines which generated which generated $2.1 million over the average of the previous three quarters due to the Poro casino opening during the middle of the second quarter. The company's interest in Costa Rica recorded a $500 thousand increase over the previous three quarters along with Panama recording a $200 thousand increase due to their expanded operations.

Gaming operations costs increased approximately $1.6 million for the quarter compared to an average of $6.4 million for the previous three quarters ending September 30, 2006. This was attributable to the Philippines casino, which increase $900 thousand over the average of $2.1 million for the previous three quarters due to reporting only six months of operations for the Poro Point casino during the previous three quarters. The other $700 thousand of the increase was due to the expansions of the casino operations in Panama of $300 thousand, Costa Rica of $200 thousand and Nicaragua of $200 thousand over the previous three quarters.

General and administrative expenses increased to approximately $1.7 million for the quarter compared to an average of approximately $6.9 million for the three quarters ending September 30, 2006. This is due

primarily to the Poro Point casino in the Philippines which incurred G&A expenses of $750 thousand over an average of $1.3 million from in the previous three quarters since opening in April 2006. Nicaragua increased roughly $250 thousand due primarily to its increase in marketing expenditures in an effort to generate further fourth quarter sales. The Company's interest in Panama increased $300 thousand over the average of $1.7 in the previous three quarters due to an increase in their bad debt provision for outstanding markers in 2006. The Company's interest in Costa Rica and its Guatemala operation both increased $200 thousand over the average of the previous three quarters due to the opening of new operations. Guatemala opened a new video lottery location on September 29, 2006 and Costa Rica opened a slot parlor in Villa Touron during the 4th quarter of 2006 and had a full quarter of operation for its slot parlors, San Carlos and Guapiles that opened during the 2nd and 3rd quarters, respectively, of 2006.

Project development costs for the fourth quarter were $604 thousand compared to $1.4 million in the previous three quarters and relate primarily to the development efforts in the Philippines of $422 thousand for the development of the Golf Course and Hotel on the Poro Point property. The other $182 thousand was related to the Company's research into new regions for planned expansion in future years.

Equity gain in equity investees was $21 thousand for the fourth quarter of 2006 over the $1.4 million reported in Q3 which was primarily the write off of the assets associated with the Company's interest in Chile.

Non-controlling interest relates to Nicaragua in the previous 3 quarters of 2006 and includes a charge of $35 thousand in the 4th quarter of 2006 for the Company's interest in a Costa Rican Subsidiary.

In the fourth quarter of 2006, the Company achieved Property EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization and excludes one time charges, project development expenses and non-controlling interest) from continuing operations was approximately $3.1 million or $0.11 per diluted share for the quarter. Comparatively, the Property EBITDA for average of the previous 3 quarters from continuing operations, was approximately $4.0 million or $$0.14 per diluted share. Earnings per share continuing operations was ($0.03) in Q4 2006 on a net loss of ($746) thousand for the quarter.

D. ***Comparison of Results of Operations - Fiscal Year ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004.***

Revenues for the year ended December 31, 2005 from continuing operations were $47.4 million, an increase of approximately 85.2 percent over 2004 revenues from continuing operations of $25.6 million. The growth in revenues is derived primarily from the Company's controlling interests in its Philippine and Nicaragua entities and in the expansion of operations in Costa Rica. Nicaragua had revenues of $10.8 million for the year, the Philippines recorded revenues of approximately $4.6 million for the year and the Company's 50% interest in Costa Rica generated revenues of $5.8 million for the year. In the cases of the Philippines and Nicaragua the Company records 100% of the revenues and posts a non-controlling interest against profits; while in the case of Costa Rica and Panama the Company records its portion of the revenues, in both cases represented by 50 percent of the total revenues. For comparative purposes, the Company did not have operations in the Philippines in 2004, had acquired controlling interest in Nicaragua in October of 2004, and was operating only 2 properties in Costa Rica during the same period. Therefore, there are no comparative revenues for the 2004 period related to the Philippines and only $1.4 million was recorded for two months of revenues for Nicaragua in 2004. In the Philippines, the Company experienced substantial revenue increases through the year by way of a marked improvement each month in player activity. The Company's 50% interest in Costa Rica generated revenues from 3 casinos and a slot route of approximately $5.8 million for the year. The comparative number in 2004 was $2.0 million and represents operations from just two casinos and a slot route. Guatemala generated revenues of $5 million for the year which is an increase of approximately 25% over the same period in 2004. The 2005 year end results were based on the placement of an additional 99 slot machines compared to the same period in 2004. Panama's local revenue increased $2.7 million or 15% for the year over its comparative 2004 performance. Panama also had an increase of 197 gaming positions over the respective year.

Gaming operations costs increased approximately $7.9 million for the year 2005 compared to the same period in 2004. This is due primarily to the full consolidation of Nicaragua, which accounts for approximately $2.2 million in 2005 versus $900 thousand in 2004. Contributing to the increase is the addition of the Philippines, which accounts for approximately $3.6 million in 2005 versus $nil in 2004. Costa Rica also showed an increase in their costs as a result of the Garden Court casino that opened in March 2005, which amounted to $1 million for the year 2005 over the same period in 2004. Panama and Guatemala collectively experienced an increase of $2 million and related primarily to expanded operations in their respective locations.

General and administrative expenses increased approximately $11.8 million in 2005 over the $9.2 million recorded in 2004. The increase in G&A expenses stems primarily from the Philippines, Nicaragua and Costa Rica operations. The Philippines incurred costs of approximately $3.3 million for the year 2005 versus $20 thousand in 2004. The impact of fully consolidating Nicaragua was approximately $5.5 million for the quarter compared to $333 thousand in 2004. The increase attributed to Costa Rica is approximately $2 million compared to 2004. The increase relates primarily to the costs of operating three casinos compared to just two in 2004. In addition, Costa Rica incurred foreign exchange losses of $245 thousand in 2005 related to revaluation of its liabilities denominated in US dollars. The corresponding impact for the same period in 2004 was $42 thousand. This expense is absorbed in G&A. The Company's share of Panama's increased G&A expenses was approximately $800 thousand in 2005 over 2004. The G&A expense in the Guatemala operations was essentially flat when compared with 2004.

Project development costs of $2.9 million for the year 2005 relate primarily to development expenses associated with the Company's ongoing efforts in Chile, Philippines and Nicaragua. In addition to the costs associated with presenting polished proposals in Chile, the Company had to submit to the Chilean gaming authority regulatory fees with each bid. The costs attributed to the Philippines related to further development efforts, including the development of Poro Point. In Nicaragua, the costs were associated with the development of the casino at the Camino Real.

Financing costs have increased markedly as a result of the Company's reliance on debt funding for new projects. The charge in the year 2005 was $3.9 million compared to $1.1 million in 2004.

Gain on disposal of equity investment was $1.8 million for the year 2005 compared to $nil for the year 2004. The gain is exclusively related to the Company's sale of its interest in the Venezuela operations. The Company received total consideration of $1.9 million. One million dollars was received in cash at consummation and the balance was secured by a 24 month promissory note with interest. The Company has discounted the balance due of $852 thousand to $740 thousand and collected those funds in January 2006.

Equity gain in equity investees was $142 thousand for the year 2005 compared to $101 thousand recorded in the same period in 2004. The amount in 2005 relates to the Company's equity interest in Venezuela of $92 thousand prior to its sale in August 2005 and its 40% interest in the Philippine Property and Development company of $50 thousand. The comparative amount in 2004 includes approximately $280 thousand of profit related to the Company's Venezuela operation, $129 thousand of pre-acquisition profit from its Nicaraguan investment and a write down of $315 thousand related to its contribution to the NAFTA claim against the Mexican Government.

Non-controlling interest for 2005 is related exclusively to the Company's Nicaragua operation. Additionally, the Company has not recorded the minority interest amounts associated with its Philippine operations as there is no liability to the non-controlling parties against which to offset their portion of the losses. As the entity becomes profitable, the Company will take more than its share until the proper equity split is established.

For the year 2005, the Company achieved a Property EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, excluding one time charges, project development expenses and non-controlling interests) from continuing operations of approximately $8 million or $0.28 per share. In 2004 the Company achieved a Property EBITDA of $6.0 million or $0.22 per diluted share. The Company's

basic loss per share from continuing operations was ($0.09) basic and ($0.08) diluted on a net loss of ($2,177) thousand compared to earnings per share of $0.06 ($0.05 diluted) in 2004 on profits of $1.4 million.

E. ***Capital Resources and Liquidity***. Cash provided by continuing operations for the year ended December 31, 2006 was $6.4 million, an increase of $3.5 million when compared to the $2.9 million provided for the same period ended December 31, 2005. Cash and cash equivalents increased to $7.4 million at December 31, 2006 from $2.2 million at December 31, 2005. The December 2006 balance includes unused funding of $1.5 million for the purchase of additional gaming machines that were purchased during the first quarter of 2007 and $2 million in funding for the expansion of the corporate infrastructure that will be necessary to support the continued growth of the Company. As a result, the working capital deficiency has improved as of December 31, 2006 to a deficiency of $7.4 million verses the deficiency of 8.8 million reported at December 31, 2005. The Company continues raise sufficient cash to meet the needs of the operations and grow the business. Total long-term debt and capital lease obligations at December 31, 2005 were $19.6 million and has increased to $35.6 million at December 31, 2006. The reason for the substantial increase is the assumption of additional debt to finance projects in the Philippines as well as expansion in the Company's Latin American markets.

The Company raised $8 thousand during the year ended December 31, 2006 on exercise of options which was received in the first quarter.

The Company's assets and liabilities increased at December 31, 2006 to $67.7 million from the $56.1 million as at December 31, 2005. The increase is attributable to additional property and equipment secured via the debt funding raised for projects in the Philippines and the Latin America. Assets and liabilities were also impacted by cash deposit requirements related to its bid efforts in Chile. The Company had deposited with various banks amounts needed to secure the necessary bonds required for its submission of bids in Chile. Since the Company was not awarded any licenses the majority of the bonds expired reducing the Company's current assets and current liabilities by approximately $8.6 million.

The Company anticipates paying its obligations with its cash flow generated from operations and collection of amounts receivable and recoverable. Additionally, the Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of December 31, 2006, the Company had outstanding share options exercisable for up to 2,539,795 common shares at prices ranging from CDN$0.09 to CDN$1.70 per share. If all share options are exercised, to which no assurance can be given, 2,539,795 common shares would be issued generating proceeds of approximately CDN$914,326 thousand. There are also 2,345,000 warrants outstanding at CDN$0.15.

F. ***Effect of Recent Developments on Operations***

1. **Costa Rica**. Thunderbird broke ground on a $33 million 4-star hotel and spa, entertainment/convention center, casino, restaurants, commercial and residential space project in February of 2007. The Company's 24 acre Tres Rios resort project in the suburbs of eastern San Jose has received all required permits for groundbreaking. The property is located across from the highly successful Terramall project in eastern San Jose, an area that is underserved by hotels and entertainment products. The development will feature a resort hotel and spa, an event center and a "branded" casino. Other resort amenities include commercial and residential lots surrounded by a nature preserve that has been carefully integrated into the overall project. The infrastructure construction is now underway with an opening planned for the end of 2008. The Company opened a slot parlor in Perez Zeledon, a small city in the southern part of Costa Rica with 40 slot machines in March 2007 and plans to locate and open several more casinos and slot parlor locations in Costa Rica.

2. **Philippines**. Thunderbird Resorts–Rizal has in Phase One a Fiesta Casino, a 43-suite hotel, three restaurants, a meeting area, infinity pool, outdoor recreation areas, and is adjacent to a private 18-hole golf course. Thunderbird Resorts plans to initiate a Phase Two expansion late this year that will include an event center, a spa, a casino expansion and additional food and beverage areas. The Company is also preparing infrastructure for expansion of the hotel in 2008. Thunderbird Resorts-Poro Point has a Phase One Fiesta Casino and two restaurants. We are currently building Phase Two (projected completion in January 2008), which includes a 9-hole golf course, a 45 unit hotel, and additional food & beverage operations. We are preparing plans for expansion of the casino, hotel and golf course in 2008. Total investment in Phase Two is $9 million.

3. **Guatemala**: Thunderbird is currently upgrading its existing operations with new gaming equipment, a player tracking system, as well as plans to expand into several new locations in early 2007. The Company has entered into a management contract at the Intercontinental Hotel in Guatemala City. The opening took place on February 26, 2007 with 150 video gaming machines. The Hotel Intercontinental is located in "Zona Viva", where most of the hotels, restaurants, bars, discotheques, and other entertainment places in the city are located. The management contract structure has significantly lowered license fees and is expected to result in increased profits as new operations stabilize. Management is encouraged with the steady growth in revenue for the Company's other two Guatemala operations, the Fiesta Video Loteria at Coatepeque and at Mazetenango. Plans to open gaming and entertainment centers are scaled to the economics and demographics of the city. The Company has negotiated a lease for approximately 1,500 sq. meters for the operation of a fourth entertainment facility to include video gaming, world class bar and restaurant in the Gran Plaza mall located in the most popular areas for pop culture and shopping as well as entertainment. This area is commonly known as "Pradera Concepciốn", the second largest mall in Central America.

4. **Mexico**. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision with the U.S. Federal District Court in Washington D.C.. The basis of the motion is that the arbitrator's decision is manifestly unjust and in total disregard of the law. On February 14, 2007 the U.S. Federal District Court agreed with the NAFTA tribunal; however, the Company has filed an appeal to a higher court.

5. **Brannon vs. International Thunderbird Gaming Corporation and Entertainmens De Mexico S.A**. This lawsuit was filed in relation to the Company's investment in the skill game operations in Mexico. Brannon claims that the Company owes him $350,000 including interest stemming from his transfer of all interest he had in the entity, Entertainmens de Mexico. The Company vigorously defended the action and also filed a cross claim against Brannon claiming fraud and misrepresentation of Brannon's assertion that the Company could take over the business and operate the skill game facility. The parties negotiated a standstill agreement in which the case will be delayed until after the NAFTA trial is concluded. On September 12th, 2006 the Superior Court of San Diego ruled in favor of Brannon, awarding a total of $546,000, which includes

interest and attorney's fees. The Company filed an appeal to the California Court of Appeals on the basis that the trial judge's ruling was egregiously in

6. **Canada Revenue Agency Tax Audit.** On January 26, 2006, the Company received notification of a proposed reassessment from the CRA with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL the Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. In October of 2006 the Company received an assessment of approximately $880,000 for a tax penalty (including interest). The Company is filing a notice of appeal and is vigorously opposing the assessment of the tax penalty taking the position that the income was property reported in the United States Tax returns upon the advice of its tax preparer.

G. *Off Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company is committed.

H. *Financial Instruments and Other Instruments*

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

I. *Transactions with Related Parties*

Included in accounts receivable is $2,292,000 (December 2005 - $2,564,000) due from Thunderbird Panama. Also included in accounts receivable is $431,000 (December 2005 - $496,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

Included in accounts receivable is $521,000 (December 2005 - $310,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $523,000 (December 2005 - $312,000) of bonuses payable to the officers included in the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,452,000 (December 2005 - $1,696,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (December 2005 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes secured by shares of the Company.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

J. *Other MD&A Requirements*

Disclosure of Outstanding Share Capital

	Number	Value*(1)*
Outstanding Common Shares at December 31, 2006	25,194,128	$ 23,682,480
Warrants exercisable	2,345,000	2,204,300
Stock Options exercisable	2,539,795	2,387,407
Balance at December 31, 2006	30,078,923	28,274,187

(1) The closing price of the Company's common shares was US$ 0.94 on December 31, 2006.

Share capital has increased 329,500 shares since December 31, 2005, due to the exercise of stock options. The Company's auditors have not reviewed these statements or the MD&A.

Additional Information

Additional information may be obtained from the Company's AIF or on the Sedar website at: www.sedar.com

Non-Canadian GAAP Financial Measures
Included in this press release are certain "non-Canadian GAAP financial measures," which are measures of Thunderbird's historical or estimated future performance that are different from measures calculated and presented in accordance with GAAP, within the meaning of applicable CNQ rules, that are useful to investors. Property EBITDA measures are not Generally Accepted Accounting Principles measurements but are commonly used in the gaming industry as measures of performance and as bases for valuation of gaming companies. Depreciation and amortization are non-cash items; consequently, management and many analysts believe the presentation of Property EBITDA is useful to management and to investors. Property EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, equity in earnings of affiliates, minority interests, development costs, and gain on refinancing and discontinued operations. The Company believes Property EBITDA provides useful information to investors regarding the Company's financial condition and results of operations because Property EBITDA is useful for evaluating performance and capacity to incur and service debt and to fund capital expenditures. Management also uses Property EBITDA as one measure in determining the value of acquisitions and dispositions.

Caution: This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs.

THUNDERBIRD RESORTS, INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2006

Oliva, Sahmel & Goddard
CERTIFIED PUBLIC ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Thunderbird Resorts, Inc.

We have audited the consolidated balance sheets of Thunderbird Resorts, Inc. as of December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements, expressed in United States dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"OLIVA, SAHMEL & GODDARD"

Certified Public Accountants

San Diego, CA

April 27, 2007

4510 Executive Drive, Suite 113 – San Diego, CA 92121-3022 Telephone (858) 554-0800 Fax (858) 554-0865

THUNDERBIRD RESORTS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
AS AT DECEMBER 31

	2006	2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 7,353	$ 2,239
Accounts receivable (Note 14)	5,616	5,009
Prepaid expenses and supplies (Note 3)	2,122	2,675
Deposits (Note 3)	536	9,087
Current portion of amounts receivable	101	849
Total current assets	15,728	19,859
Restricted cash	3,179	2,019
Amounts receivable (Note 4)	67	108
Investments in and advances to equity investees (Note 5)	992	1,091
Property and equipment (Note 6)	43,374	28,717
Property available for sale (Note 6)	562	-
Other assets (Note 7)	3,832	4,316
Total assets	$ 67,734	$ 56,110

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
AS AT DECEMBER 31

	2006	2005
Continued...		
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,878	$ 10,142
Income taxes payable	861	926
Current portion of capital lease obligations	367	135
Current portion of loans payable	10,997	17,425
Current portion of other payables	63	67
Total current liabilities	23,166	28,695
Capital lease obligations	365	147
Loans payable (Note 9)	35,256	19,420
Other payables (Note 10)	2,543	2,257
Future income taxes (Note 13)	901	805
Total liabilities	62,231	51,324
Non-controlling interest	2,830	923
Shareholders' equity		
Share capital (Note 11)	21,467	21,467
Contributed surplus (Note 11)	525	288
Deficit	(18,505)	(17,049)
Foreign exchange adjustment	(814)	(843)
Total shareholders' equity	2,673	3,863
Total liabilities and shareholders' equity	$ 67,734	$ 56,110

Nature of operations (Note 1)
Commitments and contingencies (Notes 1 and 15)
Subsequent events (Note 19)

On behalf of the Board:

__________________ Director   __________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

	2006	2005
REVENUE		
Gaming operations	$ 68,590	$ 45,435
Food and Beverage Sales	3,514	2,001
	72,104	47,436
COSTS AND EXPENSES		
Gaming operations	27,120	18,395
General and administrative	29,356	21,669
Project development	1,999	2,859
Depreciation and amortization	5,460	3,231
Financing costs	5,509	3,183
Equity gain in equity investees and write-down of equity investment (Note 5)	(141)	(142)
Loss (gain) on disposal of investments and other assets (Note 5 and 7)	1,464	(1,757)
	70,767	47,438
Income (loss) before income taxes	1,337	(2)
Income taxes (Note 13)		
Current	1,561	1,361
Future	748	421
	2,309	1,782
Loss from continuing operations before non-controlling interest	(972)	(1,784)
Non-controlling interest (Note 5)	484	393
Net loss for the year	$ (1,456)	$ (2,177)
Deficit, beginning of year	(17,049)	(14,872)
Deficit, end of year	$ (18,505)	$ (17,049)
Basic earnings per share (Note 12)		
Continuing operations	$ (0.06)	$ (0.09)
Diluted earnings per share (Note 12)		
Continuing operations	$ (0.05)	$ (0.08)

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (loss) from continuing operations	$ (1,456)	$ (2,177)
Items not affecting cash:		
Depreciation and amortization	5,460	3,231
Equity gain in equity investments	(141)	(142)
Future income taxes	748	421
(Gain) loss on disposal of investments	1,464	(1,757)
Stock-based compensation	229	46
Non-controlling interest	484	393
Foreign Exchange	(607)	(147)
Changes in non-cash working capital items:		
Decrease in accounts receivable	(608)	(1,885)
Decrease in prepaid expenses and supplies	559	(1,354)
Increase (decrease) in accounts payable and accrued liabilities	663	(270)
Increase (decrease) in income taxes payable	(40)	153
Increase in accrued liabilities	(398)	6,355
Net cash provided by operating activities	6,357	2,867
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans receivable, net	790	(548)
Expenditures on capital assets, net	(19,947)	(18,659)
Proceeds on sale of equity investment	-	1,148
Investment in and advances to equity investees	(1,122)	697
Increase in restricted cash	(1,160)	(213)
Increase in other assets	-	(442)
Net cash used in investing activities	(21,439)	(18,017)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from issuance of common shares	8	180
Loans payable	33,194	24,529
Funding of cash deposits	8,551	(9,087)
Net proceeds from minority interests	1,500	-
Repayment of loans and leases payable	(23,075)	(3,614)
Net cash provided by financing activities	20,178	12,008

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

	2006	2005
Continued...		
Effect of foreign exchange on cash and cash equivalents	18	(386)
Change in cash and cash equivalents during the year	5,114	(3,528)
Cash and cash equivalents, beginning of year	2,239	5,767
Cash and cash equivalents, end of year	$ 7,353	$ 2,239
Supplemental disclosure with respect to cash flows:		
Interest paid	$ 5,129	$ 3,744
Income taxes paid	$ 2,265	$ 1,606

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

1. NATURE OF OPERATIONS

Thunderbird Resorts, Inc.'s (the "Company") primary business activity is the provision of services to the gaming industry. The Company is, or has been involved in, the following business activities:

- Managing gaming operations under a Casino Administration and Operations contract dated January 29, 1998 in the Republic of Panama in which the Company also has a 50% interest. Properties managed are as follows;

Name	Location	Type
Fiesta Casino - El Panamá	Panama City, Panama	Casino
Fiesta Casino - Soloy	Soloy, Panama	Casino
Fiesta Casino - David	David, Panama	Casino
Fiesta Casino - Colón	Colón, Panama	Casino
Fiesta Casino - Chitré	Chitré, Panama	Casino
Fiesta Casino - Decámeron	Decámeron, Panama	Casino

- Managing a video lottery operation in Guatemala, on a revenue and net profit sharing basis, under a Service and Supply agreement which expired in February 2003. In March 2003, the Company entered into a new five year agreement whereby the Company receives 65% of the net wins, which is defined as total revenues less awards paid and taxes withheld from award winners, and incurs 100% of the operating costs. The agreement expires in March 2008. During the later part of 2006 and the beginning of 2007 the Company entered into a new management agreement for its new video lottery location that opened in Februrary 2007, note 19 (b). The management contract structure has lowered the license fee and is expected to result in increased profits as new operations stabilize. Properties managed, as follows;

Name	Location	Type
Intercontinental Hotel	Guatemala City, Guatemala	Video Gaming Parlor
Mazatenango	Guatemala City, Guatemala	Video Gaming Parlor
Coateqeque	Guatemala City, Guatemala	Video Gaming Parlor

- Managing a gaming operation in Costa Rica, of which the Company retained a 50% interest in October 2003. Properties managed are as follows;

Name	Location	Type
Fiesta Garden Court	San Jose, Costa Rica	Casino
Fiesta Presidente	San Jose, Costa Rica	Casino
Fiesta Heredia	Heredia, Costa Rica	Casino
Gran Casino	San Jose, Costa Rica	Slot Parlor
Lucky's - San Carlos	San Carlos, Costa Rica	Slot Parlor
Lucky's - Guapiles	Guapiles, Costa Rica	Slot Parlor
Lucky's - Tournon	Tournon, Costa Rica	Slot Parlor
Slot Routes - 2 Nationwide	Costa Rica	Slot Route

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

1. NATURE OF OPERATIONS (Cont'd...)

- Managing gaming operations in Nicaragua through its majority owned subsidiary Buena Esperanza Limited, S.A. ("Buena"). In March 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited S.A. ("Hopewell"). The Company owned a 20.54% equity interest in the merged entity. In October 2004, the Company purchased an additional 32% of the common shares and now controls 52.6% of the operations, which has three casinos. Properties managed are as follows;

Name	Location	Type
Pharaohs Casino - Airport	Managua, Nicaragua	Casino
Pharaohs Casino - Camino Real	Managua, Nicaragua	Casino
Pharaohs Casino - Holiday Inn	Managua, Nicaragua	Casino

- Managing a casino and hotel in the Philippines, which opened in April 2005, in which the Company has a 60% interest (Note 9e). In conjunction with the terms of the agreement with its local partners, the Company also has a 40% equity interest in a property and development company. Additionally the Company manages another casino in the Philippines, which opened in April 2006, in which the Company has a 61% interest. Properties managed are as follows;

Name	Location	Type
Fiesta Casino - Rizal	Manila, Philippines	Casino
Fiesta Casino - Poro Point	La Union, Philippines	Casino

- Managed operations at three skill game locations in Mexico in which the Company had an equity interest. During 2001, the Mexican government closed the skill game facilities in Matamoros, Nuevo Laredo and Reynosa, Mexico in which the Company had an equity interest, alleging the operations are in violation of the law. The Company has filed a $100 million claim under section 11 of the North American Free Trade Agreement ("NAFTA") subsequent to exhausting all other avenues for an equitable settlement with the Mexican government. A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision with the U.S. Federal District Court in Washington D.C.. The basis of the motion is that the arbitrator's decision is manifestly unjust and in total disregard of the law. On February 14, 2007 the U.S. Federal District Court agreed with the NAFTA tribunal; however, the Company has filed an appeal to a higher court.

- The Company actively evaluates new opportunities presented or identified from time to time in the gaming industry. The relative importance of each business is based on the revenues generated from each segment.

1. NATURE OF OPERATIONS (Cont'd...)

The Company's shareholders voted nearly unanimously in favor of continuing the Company's charter from the Yukon, Canada to the British Virgin Islands. The Company formally continued its corporate charter into the BVI effective October 6, 2006 and filed "discontinuation documents" with the Yukon Registrar. As disclosed in the Company's "Special Meeting Circular", Thunderbird does not carry on business nor have any material assets in Canada and does not plan to commence business operations in Canada in the future. Since 1997, Thunderbird has developed 23 branded casino and video lottery projects outside of Canada. The Company continues its focus on international development plans. It believes that the greatest opportunity to increase the Company value occurs in "developing markets". The Company has created a development team based in Manila, Philippines that is working on opportunities in the Southeastern and Central Asian region, where negotiations on certain projects are underway. The Company has expanded its development strategy to include hotels and recreational amenities in many of its new projects. This strategy should create a significant asset base over time.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries and, on a proportionate basis, the accounts of its joint ventures. Significant inter-company balances and transactions with subsidiaries and the Company's proportionate share of inter-company balances and transactions with joint ventures are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability of accounts and amounts receivable, investments, property and equipment and other assets, the amortization rates of capital assets and other assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have original maturities of three months or less.

Accounts and amounts receivable

Accounts and amounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily includes receivables due from the Company's non-eliminated interests in its Panama and Costa Rica joint venture. Amounts receivable primarily consists of notes receivable from various parties as described in Note 4. The Company estimates allowances on amounts receivable when there are indications that an impairment exists, at which point the amounts will be written down to their collectible values.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Restricted cash

Restricted cash includes the Company's portion of the casino's bankroll and hopper loads in the Republic of Panama, Nicaragua, Costa Rica, Guatemala, and the Philippines.

Investments in and advances to equity investees

The investments in and advances to equity investees are accounted for using the equity method. Under the equity method, the original cost of the investee is adjusted for the Company's share of post-acquisition earnings or losses and is reduced for dividends received.

Property and equipment

Property and equipment are recorded at cost. Amortization of property and equipment is provided on a straight-line basis over their estimated useful lives as follows:

Building	30 years
Furniture, fixtures and equipment	3 – 5 years
Gaming operations equipment	3 – 5 years
Leasehold improvements	Over the lease term
Machinery and equipment	3 years
Vehicles	3 – 5 years

Property available for sale

Property available for sale is presented at the lesser value, of cost or market. The Company classifies in this category such properties which have been acquired with the purpose of being sold in the short-term, or those properties originally part of the property and equipment that the Company intends to sell.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Other assets

Other assets include the Company's proportion of the fee for the right to operate casinos and slot machines in the Republic of Panama and the Philippines, the Company's proportionate share of Panama's severance fund and deferred financing charges on long term-debt. The Company's proportion of the fee to operate in Panama has been capitalized as license rights and is being amortized on a straight-line basis over 20 years, being the term of the operating rights. Philippines will be amortized over 39 months, being the initial term of the operating license. The deferred financing charges are amortized over the term of the related debt.

The Company's acquisition of control in Nicaragua produced goodwill, which is included under this category. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is tested for impairment annually with the excess of the carrying value amount over the fair value of goodwill, if any, charged to operations in the period the impairment occurred.

Long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. A two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Additionally, subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are classified as held for sale. The related results of operations from these assets classified as held for sale are reported as discontinued operations if certain criteria are met, with reclassification of prior years' related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Withholding taxes, where applicable, on earnings of foreign operations are provided in the accounts only to the extent earnings are expected to be repatriated.

Revenue recognition

The Company recognizes as gaming revenues the net win from gaming activities which is the difference between coins and currencies deposited into the machines and payments to customers and, for other games, the difference between gaming wins and losses.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Project development and pre-opening costs

Project development costs incurred in an effort to identify and develop new gaming locations are expensed as incurred. Pre-opening costs for new projects that are not recoverable from third parties are expensed as incurred.

Reporting currency and foreign currency translation

The temporal method is used to translate the financial statements of fully integrated operations. Under this method monetary assets and liabilities have been translated at the year end rate. Non-monetary assets and liabilities are translated using historical exchange rates and revenues and expenses are translated at average rates for the period with any resulting gain or loss charged to operations.

The current rate method is used to translate the financial statements of self sustaining foreign operations. Under the current rate method, assets and liabilities are translated at exchange rates in effect at the balance sheet date and items in the statement of operations are translated at weighted average rates. Exchange gains and losses arising from the translation of the financial statements are deferred and included in the foreign exchange adjustment account in shareholders' equity until there has been a realized reduction in the net investment. The foreign exchange adjustment account relates mainly to the Company's Guatemalan, Costa Rican, Philippine and Nicaraguan operations.

An exception to the use of the current rate method for translating the financial statements of self sustaining foreign operations may occur when the economic environment of the foreign operation is highly inflationary. In such events, the temporal method is used to translate the financial statements of the foreign operation. However, no such circumstances existed as at December 31, 2006 and 2005.

Earnings per share

Basic earnings per share is calculated using the weighted-average number of shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares.

Comparative figures

Certain of the prior year's figures have been reclassified to conform with the presentation adopted in the current year.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Changes in accounting policies

In June 2005, the Canadian Institute of Chartered Accountants ("CICA") issue Section 3831, "Non-monetary Transactions", which introduces new requirements for non-monetary transaction initiated on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. The implementation of Section 3831, on a prospective basis for transaction initiated after January 1, 2006, did not have an impact on the consolidated financial statements of the Company for the year ended December 31, 2006

In January 2005, the CICA issued three new accounting standards related to financial instruments: Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", and Section 1530, "Comprehensive Income". These new standards are effective for fiscal years beginning on or after October 1, 2006. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, and also specifies how financial instrument gains and losses are to be presented. Section 3865 provides additional accounting treatments to Section 3855 for entities, which choose to designate qualifying transactions as hedges for accounting purposes, by specifying how hedge accounting is applied and the required disclosures. It also defines a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation and provides guidance on how to account for each. In addition, it requires that any ineffectiveness in hedging relationship be recorded immediately in income. Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, which may include the impact of certain statement of comprehensive income with the same prominence as other statements that constitute a complete set of financial statements. The Company is still assessing the implications of these new standards and has not yet determined the impact of the implementation of these standards on its 2007 consolidated financial statements.

In July 2006, the Emerging Issues Committee of the CICA issued Abstract EIC-162, "Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date", which requires compensation costs to be recognized over the period from the grant date to the date the employee becomes eligible to retire. The implementation of EIC-162, on a retroactive basis from January 1, 2006, did not have an impact on the consolidated financial statements of the Company for the year ended December 31, 2006.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

3. PREPAID EXPENSES, DEPOSITS AND SUPPLIES

		2006		2005
Deposits	$	536	$	9,087
Parts and Supplies		994		1,040
Prepaid expenses		1,128		1,635
	$	2,658	$	11,762

Deposits

The Company was actively pursuing development opportunities within Chile and identified six possible locations where it could establish integrated hotel-casino-tourism operations that would be held in individual operating companies. These companies were required to bid for casino licenses in their respective markets. A major requirement of these bids was to secure performance bonds equivalent to 5% of the total investment, pursuant to the Chile Casino Law. Included within the prepaid expenses and deposits for 2005 are performance bonds issued in the amount of $9,087,000 to the Chilean Gaming Regulators, which guaranteed the Company would fulfill its investment commitments within two years from the bid award for the casino facilities and within three years for other proposed businesses (i.e. hotels). For operating companies that offer losing bids, bonds would be released within 30 days of notification. For operating companies that won bids, bank bonds will need to be renewed until investment commitments were fulfilled. The Company was engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) in favor of Thunderbird's petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court ruled against the Company during the second quarter of 2006. All of the bonds were released and corresponding deposits were refunded in third quarter of 2006 except for $536 thousand. The remaining $536 thousand in bonds were released December 31, 2006 and the deposits securing the bonds were released in January 2007.

The Company entered into an agreement with three banks, Multi Credit Bank of Panama, Banco Bilbao Vizcaya Panama (BBVA Panama) and Banco Bilbao Vizcaya Chile (BBVA Chile) whereby the banks would supply the security for and issuance of the performance bonds. (Note 9c). The debt instruments with private investors and bank notes used to secure the funds for the deposits have also been released proportionately with the release of the bonds.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

4. AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	2006	2005
The Fantasy Group S.A.	$ 89	$ 130
New Tides CV	-	740
Hopland Band of Pomo Indians	-	49
Other	79	38
	168	957
Current portion of amounts receivable	(101)	(849)
	$ 67	$ 108

a) The Fantasy Group, S.A.

The Company has an unsecured promissory note dated June 4, 2003, with 48 monthly payments of principal and interest of $5,200, beginning March 2004. The president and principal of The Fantasy Group, S.A. were coordinating the Company's efforts to establish its operations in Chile.

b) New Tides CV

The Company completed the sale of its 32% equity interest in the Fiesta Casino operation located in Venezuela for two million dollars to be paid one million dollars in cash and one million dollars pursuant to a promissory note. The note had an interest rate of 14% with 24 monthly payments of $48,000 beginning September 15, 2005 and maturing on August 15, 2007. The Company received $148,000 in principal payments on this note as of December 31, 2005 and discounted the remaining principal of $852,000 to $740,000 as consideration for early payment of the note, which was received in January 2006.

c) Hopland Band of Pomo Indians

The Company previously entered into various agreements for the financing, design and construction of a gaming facility on the Hopland Indian Reservation ("Hopland") which included a one-half interest in a Gaming Hardware Lease Agreement (the "Lease"). Pursuant to a settlement agreement dated May 31, 2002, Hopland agreed to pay the Company $750,000 in satisfaction of all obligations owing under the Lease and accordingly, the Company recorded a recovery of $750,000. The amount receivable from Hopland bears interest at 12% per annum and is repayable in monthly installments of $24,900. The amount outstanding as of December 31, 2005 was received in May 2006.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

5. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company managed operations at one gaming operation in Venezuela (Note 5b), and managed operations in various skill game locations in Mexico (Note 5a). The Company has an equity interest in a property and development company in the Philippines (Note 5c). The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:

	2006				2005				
	Philippines	Mexico	Other	Total	Philippines	Mexico	Venezuela	Other	Total
Investment and advances	$ 703	$ 1,813	$ 289	$ 2,805	$ 829	$ 1,743	$ (229)	$ 118	$ 2,461
Gain (loss / write down) of equity investment	-	(1,813)	-	(1,813)	-	(1,743)	373	-	(1,370)
	$ 703	$ -	$ 289	$ 992	$ 829	$ -	$ 144	$ 118	$ 1,091

The Company is entitled to recover the advances that funded certain pre-opening costs from the first available cash flows of the operations. The advances are non-interest bearing.

The equity losses of the Company's investees include pre-opening costs which are expensed by the investees in the year the costs are incurred.

The non-controlling interest of $484,000 for 2006 is related to the Company's Nicaraguan operation and a subsidiary within the Costa Rican operations, $449,000 and $35,000 respectively. The non-controlling interest of $393,000 in 2005 was related exclusively to the Company's Nicaraguan operation.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

5. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES (cont'd...)

a) In Mexico, as at December 31, 2006 and 2005, the Company had a 37% equity interest in the operation located in Matamoros, a 33% equity interest in the operation located in Nuevo Laredo, and a 40% equity interest in the operation located in Reynosa, which was opened during 2001.

As described in Note 1, during the year ended December 31, 2001, the Mexican government closed the three skill game facilities in Mexico in which the Company has an equity interest, alleging the operations are in violation of the law. Although the Company has filed a $100 million NAFTA claim against the Mexican government in relation to the closure of the Mexican operations, at December 31, 2001, the Company had written-down its investment in Mexico to $Nil due to the uncertainty of being able to recover its investment. Additional advances have been made through the year ended December 31, 2005 in proportion to the Company's equity interest in order to fund the legal dispute with the Mexican government. A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision with the U.S. Federal District Court in Washington D.C.. The basis of the motion is that the arbitrator's decision is manifestly unjust and in total disregard of the law. On February 14, 2007 the U.S. Federal District Court agreed with the NAFTA tribunal; however, the Company has filed an appeal to a higher court.

b) The Company had a 31.5% (2004 – 29%) equity interest in the Venezuelan operation. During the year ended December 31, 2001, this interest was transferred, through a series of transactions, to a subsidiary in which a third party holds a non-controlling interest. During the year ended December 31, 2001, a portion of the Company's advances to the Venezuelan operation was capitalized to equity, thereby increasing the cost of its investment. During the year ended December 31, 2002, the subsidiary was re-structured to remove the third party minority interest and the Company recorded an impairment charge of $149,000 to reduce the balance of the investment and advances to the estimated net realizable value. During the year ended December 31, 2003, the subsidiary was restructured to add another shareholder, thereby decreasing the Company's equity interest. Effective January 1, 2005, the Company is receiving monthly repayment of its advances. On August 11, 2005 the Company's equity interest was sold and only advances have remained outstanding for which the Company is continuing to receive a monthly repayment. The remaining advances have been re-classed to an account receivable in 2006 as the remainder will be received during 2007.

c) The Company has a 40% equity interest in a Philippine entity that will be used to further develop the operations of the casino and hotel in Manila. The amounts advanced in 2006 and 2005 were used by the entity for development, per the terms of the agreement with the Company's Philippine partners. Advances made by the Company will be repaid as cash flow allows.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

6. PROPERTY AND EQUIPMENT

	2006			2005		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Gaming operations equipment	$ 20,217	$ 7,977	$ 12,240	$ 12,388	$ 5,415	$ 6,973
Leasehold			-			
improvements	24,572	3,246	21,326	17,785	2,160	15,625
Machinery and			-			
equipment	6,861	3,462	3,399	2,581	1,212	1,369
Furniture, fixtures			-			
and equipment	3,470	934	2,536	4,755	1,846	2,909
Building	597	55	542	1,086	132	954
Land	2,789	-	2,789	690	-	690
Vehicles	748	206	542	344	147	197
	$ 59,254	$ 15,880	$ 43,374	$ 39,629	$ 10,912	$ 28,717

Building and land are net of property available for sale of $387,000 and $175,000, respectively for the period ended December 31, 2006.

7. OTHER ASSETS

	2006	2005
Panama gaming license, net of amortization of $777,000 (2005 - $688,000)	$ 998	$ 1,087
Philippines gaming license, net of amortization of $251,000 (2005 - $93,000)	299	457
Goodwill on Nicaragua investment (Note 8)	1,306	1,306
Deferred finance charges	155	246
Panama severance fund	620	345
Other	454	875
	$ 3,832	$ 4,316

During the year ended December 31, 2006, the Company reserved $1,404,303 for other assets associated with its development in Chile. The reserve was created as a result of the Chilean Supreme Court's decision upholding the Chilean gaming authority's decision to exclude the Company from participating in the bid process in Chile. (Note 15j)

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

8. PURCHASES AND ACQUISITIONS

In October 2004, the Company acquired control of its Nicaraguan investment by purchasing an additional 32% of the issued and outstanding shares of Buena, for total current ownership of 52.6%. The purchase price for the additional shares was approximately $1.6 million in cash. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition.

The purchase price was allocated as follows:

Cash and cash equivalents	$	431
Accounts receivable and other assets		198
Property, plant and equipment		3,022
Accounts payable and accrued liabilities		(936)
Loans payable		(936)
Minority interest *(1)*		(1,479)
Goodwill		1,306
Consideration paid	$	1,606

(1) Included in the minority interest amount is the 26% represented by the Company's majority-owned subsidiary, Panama BVI 1. The minority interest associated with the 26% is eliminated at consolidation.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE

Loans payable consist of the following:

	2006	2005
The Company and wholly owned subsidiaries:		
13% loan payable due in monthly installments of principal only of $10,000, maturing December 2007 and secured by a certain lease of gaming machines (Note 9a).	$ 130	$ 240
Mortgage and remodel loan due in monthly principal installments of $3,333 plus interest at the Bank of Panama prime rate plus 0.5%, maturing October 2013. The loan is secured by a fidelity bond from the Company and the Panama operation and 50% of the real estate purchased with the loan.	361	390
14% (18% upon the occurrence of an event of default) term loan due in monthly payments of principal and interest of $105,057, maturing June 2007 (Note 9b).	606	1,698
Term loan with semiannual principal payments due of $215,799 and quarterly interest payments due at Bank of Panama prime plus 4.5%, maturing October 2009 and secured by the shares of Buena Esperanza.	1,295	1,726
14% term loan, (20% upon the occurrence of an event of default) interest paid quarterly plus $4,500 per quarter in administration fees, principal due upon maturity on July 31, 2006	214	1,500
5% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, secured by cash deposited in term deposit account with bank, and shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c).	-	-
9% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, proceeds from loan are deposited in term deposit account with bank, and secured by shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c).	321	2,250
9% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, proceeds from loan are deposited in term deposit account with bank, and secured by shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c).	-	4,501

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd…)

	2006	2005
8% note payable, principal and interest paid over 84 months (Note 9f).	1,281	1,150
14% note payable (18% upon default) due in monthly payments of $23,328 maturing August 31, 2010 (Note 9b).	796	850
8.25% note payable due in monthly installments of $6,221 including interest maturing December 9, 2007.	156	159
14% term loan due in monthly payments, interest only for the first twelve months, then principal and interest of $163,959, maturing May 2011 and secured by the shares of Thunderbird Panama. Principal due as of December 31, 2006 is net of debt issuance costs of $113,000. (Note 9j).	5,887	-
12% note payable due in quarterly payments, interest only for the first four quarters, then principal and interest of $502,311, secured by equipment purchased at the operational level and a corporate guarantee. Principal due as of December 31, 2006 is net of debt issuance costs totalling $203,000.	4,797	-
13% note payable (18% upon default), interest only for the first twelve months, then due in monthly payments of principal and interest of $33,792, maturing December 2010. (Note 9b).	1,000	-
13% note payable, interest only for the first twelve months, then due in monthly payments of principal and interest of $39,222, maturing June 2010.	1,000	-
14% note payable (18% upon default), interest only for the first twelve months, then due in monthly payments of principal and interest of $20,582, maturing April 2010 (Note 9b).	600	-
Re-model loan due in monthly principal installments of $1,667 plus interest at the Bank of Panama prime rate plus 0.75%, maturing July 2011. The loan is secured by a fidelity bond from the Company and the Panama operation and 50% of the real estate purchased with the loan.	91	-
14% note payable (18% upon default), interest only for the first twelve months, then due in monthly payments of principal and interest of $12,006, maturing April 2010 (Note 9b).	350	-
14% note payable due in monthly installments of $37,595 including interest, maturing May 2010.	1,100	-

- *continued* -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2006	2005
10% note payable due in monthly payments of $22,502, maturing February 2010 secured by equipment purchased at the operational level and a corporate guarantee. Principal due as of December 31, 2006 is net of debt issuance costs of $10,000.	719	-
10% note payable due in monthly payments of $15,306, maturing January 2010 secured by equipment purchased at the operational level and a corporate guarantee. Principal due as of December 31, 2006 is net of debt issuance costs of $6,000.	479	-
12% note payable due in monthly payments of $3,296, maturing March 15, 2007, secured by the revenues of the Company's Guatemala operation.	35	-
Panama:		
Commercial loan with Banco Bilbao Vizcaya Argentaria (Panama), S.A. Principal $1,800,000 with interest rates 8.75% - 10%, maturing January 2007 – September 2013.	902	1,294
Commercial loan with Banco Atlantico (Panama), S.A., Principal $175,000, with an interest rate of 7.5% plus FECI, maturing December 2008	327	128
Commercial loan with Banistmo, S.A., Principal $182,135 with an interest rate of Prime rate plus 1.75%, maturing November 2008	127	176
Commercial loan with Cooperativa de Ahorro y Credito Colfi, R.L., Principal $750,000 with an interest rate 14% maturing January 2010.	614	750
Commercial loan with Hemisphere Bank, Principal $282,193 with an interest rate of 7.25% maturing January – August 2007.	234	127
Commercial loan with AGM Holding Corporation, Principal $50,000 with an interest rate of 10%, maturing October 2009.	38	49
Commercial loan with Mezzogramo, S.A., Principal $250,000 with an interest rate of 9%, maturing April 2006.	-	250
Commercial loan with Atronics Americas LLC, Principal $61,960 with an interest rate of 8%, maturing January 2005.	-	-

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2006	2005
Panama: (cont'd...)		
Commercial loan with International Gaming Technology, Principal $602,589 with interest rates between 8% and 10%, maturing December 2005 to July 2007.	49	186
Commercial loan with WMS Gaming, Principal $324,423 with interest rates between 6.75% and 7.5%, maturing February 2006 to July 2007.	-	46
Mortgage Bond with Banco Bilbao Vizcaya Argentaria (Panama), S.A., Principal $644,321 with an interest rate of prime plus 3%, maturing July 2007 to July 2014.	261	417
Mortgage Bond with Banco Continental, S.A. Principal $644,321 with an interest rate of prime plus 3%, maturing July 2007 to July 2014.	261	417
Credit line with Primer Banco del Istmo S.A. Principal outstanding $326,276, with an interest rate of prime plus 1.75%, maturing February 2006.	262	326
Commercial loan with Primer Banco del Ismo, S.A. Principal $722,019, with an interest rate or prime plus 1.5%, maturing in 2009, secured by gaming machines.	681	-
Commercial loan with Towerbank, Int'l, Inc. Principal $450,000 with an interest rate of LIBOR plus 3%, maturing in 2007 to 2012, secured by land and buildings.	229	-
Commercial loan with Banco Bilbao Vizcaya Argentaria (Panama), S.A. Principal $842,500 with interest rates prime plus 1%, maturing 2007 – 2010.	774	-
Note payable with Ambar Financial, Inc. Principal $13,810 with an interest rate of 12% maturing April 2006 (Note 15).	-	3
Note payable with Ancar Holdings, Corp., Principal $50,030 with an interest rate of 14%, maturing November 2009 (Note 15).	38	48
Note payable with Argona Financial, Principal of $13,810 with an interest rate of 12%, maturing April 2006 (Note 15).	-	3
Note payable with Atlantic Sales Co. Ltd., Principal $200,120 with an interest rate of 14%, maturing December 2009 (Note 15).	160	200

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2006	2005
Panama: (cont'd...)		
Notes payable with Calimar Valle, S.A., Principal $55,519 with an interest rate of 12% and 14%, maturing April 2006 and November 2009 (Note 15).	38	49
Notes payable with Corporate & Financial Services, Principal $211,182 with interest rates of 12% and 14%, maturing April 2006 and March 2010 (Note 15).	170	202
Note payable to Ivan Jurado Abadia, Principal $28,015 with an interest rate of 14%, maturing February 2010 (Note 15).	21	25
Note payable to Ivan Jurado Tribaldos, Principal $50,030 with an interest rate of 14%, maturing February 2010 (Note 15).	164	50
Note payable to Jorge Jurado Abadia, Principal $28,015 with an interest rate of 14%, maturing February 2010 (Note 15).	21	25
Note payable to Servicios Electricios, S.A., Principal $55,519 with interest rates of 12% and 14%, maturing April 2006 and February 2010 (Note 15).	41	51
Note payable to Universal Marketing Group, Ltd., Principal $749,640 with interest rates of 12% to 14%, maturing November 2009 (Note 15).	583	738
Costa Rica:		
16% note payable due in monthly installments of $82,382 including interest, maturing July 2008 (Note 9d).	-	1,877
9% note payable due in monthly installments of $11,925 including interest, maturing July 2007.	81	213
14% note payable due in monthly installments of $11,962 including interest, maturing October 2008 (Note 9g).	442	684
14% note payable due in monthly installments of $23,925 including interest, maturing October 2008 (Note 9h).	1,263	350
12% note payable due in monthly installments of $8,326 including interest plus $.38 per day per machine up to 166 machines, maturing October 2010. (Note 9b).	170	250

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2006	2005
Costa Rica (cont'd):		
10% note payable due in monthly payments of $16,887, maturing April 2010, secured by equipment purchased at the operational level and a corporate guarantee	762	-
Note Payable to Multicredit Bank, Inc. Principal $1,632,000 within an interest rate of prime plus 1.75%, maturing January 2011, secured by the Company's shares in the following Costa Rican entities; Thunderbird Gran Entretenimiento, S.A., Inmobiliaria Piedra Dorada, S.A. and Casino El Cacique.	1,632	-
Philippines:		
14% note payable due in monthly installments of $102,517 including interest, maturing December 2008 (Note 9b and 9d).	-	4,000
14% note payable due in monthly installments of $73,994 including interest, maturing December 2008 (Note 9d).	2,431	3,384
14% note payable due in monthly installments of $120,399 including interest, maturing August 2010 (Note 9i).	3,447	3,450
12% note payable due in monthly installments of $43,913 including interest, maturing August 2009, secured by equipment. Principal due as of December 31, 2006 is net of debt issuance costs of $60,000.	1,138	1,500
10% note payable due in monthly payments of $21,981, maturing February 2010, secured by equipment purchased at the operational level and a corporate guarantee. Principal balance as of December 31, 2006 is net of debt issuance costs of $25,000.	687	-
14% note payable due in monthly installments of $29,905 including interest, maturing February 2010. Principal balance as of December 31, 2006 is net of debt issuance costs of $35,000.	840	-
14% note payable due in monthly installments of $92,802 including interest, maturing September 2010. Principal due as of December 31, 2006 is net of debt issuance costs of $92,000.	2,508	-

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd…)

	2006	2005
Nicaragua:		
9.5%, 10.5% and 13.25% notes payable due in monthly installments of $15,910, $5,979, $6,715, and $17,065 including interest, maturing March 2008, September 2014, May 2010, and March 2006, respectively and secured by local property.	-	811
10% to 10.25% note payable due in monthly instalments of $15,910 including interest, maturing November 2013 and secured by local property and a Company guarantee.	528	-
10% note payable due in monthly instalments of $28,693 including interest, maturing September 2014 and secured by local land and a Company guarantee. Principal due as of December 31, 2006 is net of debt issuance cost of $41,000.	2,130	-
9.95% to 10.1% note payable due in monthly instalments of $16,998 including interest, maturing May 2011 and secured by a Company guarantee.	765	-
9.5% note payable due in monthly installments of $9,601 including interest, maturing January 2009 and secured by local property. (Note 15).	216	302
	46,253	36,845
Current portion of loans payable	(10,997)	(17,425)
	$ 35,256	$ 19,420

Unless specifically noted in the stated terms, all loans identified above are unsecured.

a) 13% loan:

During the year ended December 31, 2000, the Company renegotiated the terms of a loan on which it was in arrears in payments and in default. The loan was replaced by the 13% interest rate loan amortized over 26 months with monthly payments of principal and interest of $33,000. During the year ended December 31, 2001, the Company was again in arrears and in default and renegotiated the terms of the loan. The loan amortization period was extended to 48 months with monthly payments of principal and interest of $21,270. During the period subsequent to the renegotiation and as at December 31, 2001, the Company was in violation of certain covenants specified under the terms of the loan. The Company obtained a waiver from the lender as of December 31, 2001 through January 1, 2004 and therefore, has classified the short-term and long-term portions of the loan in accordance with the renegotiated terms. During the year ended December 31, 2002, the Company renegotiated the terms to $10,000 per month for 73 months, without interest (13% payable upon default). During the year ended December 31, 2004, pursuant to the terms of the renegotiated agreement, the Company committed to increasing to $20,000 the monthly payment for July 2004 through April 2005. The ten months of increased payments reduces the maturity date to December 2007.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

b) 14% term loan:

During the year ended December 31, 2004, the Company entered into agreement to replace its 14% term loan (Note 11) with a new term loan and new lender. Effective September 2004, the Company entered into a contract facility with a capacity of $6.9 million secured by the Company's 50% interest in the Panama operations. The facility called for $2.9 million to replace the existing loan and an additional $4 million to be used as a source of funding the Company's development efforts. As of December 31, 2004, the lender funded development efforts in Costa Rica for $1 million (Note 9d) and the Philippines for $3 million (Note 9e) at the prevailing terms associated with the respective project. Repayment of the development loans are the same as the terms for all investors associated with the specific project.

In August 2005 this term loan was amended to include additional funding of $0.5 million for new equipment purchases in Costa Rica, $1.5 million paid down in 2005 to $0.85 million to fund additional development expenses for Chile and to increase the funding for the Philippines to $4 million and renegotiated the terms of the Philippine funding.. (Note 9e). As additional consideration for the Chile funding the lender received 1% of the Company's interest in each of the projects where the company placed a bid and as consideration for the refinancing and additional funding on the Philippines the lender received 5% of the authorized stock of the Poro Point Project.

During 2006 the term loan was amended to reflect the payoff of the Philippine funding of $4 million (note 9j), the payoff of the $1million Costa Rica funding with the funding of the Multicredit note and included additional funding for $350 thousand for the Guatemalan operations and $1.6 million additional development efforts. Additionally, the security of the Company's 50% interest in Panama was removed and the default interest rate was increased from sixteen to eighteen percent.

c) 5% and 9% term loans:

During the year ended December 31, 2005, the Company entered into an agreement with three banks, Multi Credit Bank of Panama,, Banco Bilbao Vizcaya Panama (BBVA Panama) and Banco Bilbao Vizcaya Chile (BBVA Chile) whereby the banks would supply the security for the issuance of the performance bonds as security for the bids placed on six projects in Chile. The total amount of the funding was $8.3 million, which was used to purchase term deposits and other marketable securities to be held at the bank for security against performance bonds issued for the bids on the Chile projects. This agreement was secured by a pledge of the Company's dividend paid by its subsidiary International Thunderbird Gaming (Panama) Corporation and the Company's shares in the Chilean subsidiaries. As of December 31, 2006 the proportional amount of the term deposits and marketable securities were eliminated as the performance bonds were cancelled.

d) 16% term loans:

During the year ended December 31, 2004, the Company's Costa Rica operation raised $4.3 million and an additional $0.4 million during the year ended December 31, 2005 to fund the new casino project in San Jose. The $4.7 million was raised as a debt instrument bearing interest at 16% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 20% equity interest in the Fiesta Garden Court casino and is secured by the shares of the corresponding entity. One million dollars of the $4.3 million was provided under the Company's $6.9 million agreement (Note 9b). As of September 30, 2006 this loan was paid off with the financing received in the Costa Rican operation from Multicredit Bank.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

e) 14% term loans:

During the year ended December 31, 2004, the Company raised $5.2 million and an additional $2.3 million in 2005 to fund the casino and hotel project in Manila, the Philippines. The $7.5 million was raised as a debt instrument bearing interest at 14% per annum over 48 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting, equity interest in the operations in Manila and is secured by the shares of the corresponding entity. In August of 2005 $4 million of this funding was refinanced whereby the interest only payments were extended through August 31, 2006 followed by 36 months of principal and interest payments. In June 2006 the $4 million of this funding was refinanced extending the interest only payments through June 30, 2007 followed by 48 months of principal and interest payments.

f) 12% note payable:

During the year ended December 31, 2005, the Company's Chilean operation raised $1.2 million to fund additional development costs and deposits to move forward through the bid process in Chile. The $1.2 million was raised as a debt instrument bearing interest at 12% per annum principal and interest due within 120 days of winning casino licenses for the Chile projects. If the Company did not win any Casino licenses then the loan will be paid directly by the Company bearing interest at 8% per annum over 84 months. The debt instrument allowed for a 7% equity interest of the Company's and partners share of the Chilean operation. As the Company was unsuccessful in its quest to win a casino license in Chile the note was converted according to the terms and the accrued interest was added to the principal portion of the note.

g) 14% note payable:

During the year ended December 31, 2005, the Company's Costa Rican operation raised $1.4 million to fund the development of a casino project known as Heredia. The $1.4 million was raised as a debt instrument bearing interest at 14% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new casino and is secured by the shares of the corresponding entity.

h) 14% note payable:

During the year ended December 31, 2006 and 2005, the Company's Costa Rican operation raised $1.8 million and $0.7 million, respectively, to fund the development of a new slot parlor project known as Operacion Banshai. The $2.5 million was raised as a debt instrument bearing interest at 14% per annum over 48 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new slot parlor operation and is secured by the shares of the corresponding entity.

i) 14% note payable:

During the year ended December 31, 2006 and 2005, the Company's Philippine operation raised $0.4 million and $3.45 million, respectively to fund the development of a new casino project known as Poro Point. The $3.85 million was raised as a debt instrument bearing interest at 14% per annum over 54 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The remaining $1.0 million was raised as a debt instrument bearing interest at 14% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new casino and is secured by the shares of the corresponding entity.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

j) 14% note payable:

During the year ended December 31, 2006, the Company raised $6 million to fund the Company's development efforts and to refinance the $4 million (Note 9b) in the Company's Philippine operation. The $6 million was raised as a debt instrument bearing interest at 14% per annum over 60 months with the first twelve months as interest only payments followed by 48 months of principal and interest. This note is secured by the Company's 50% interest in the Panama operations.

10. OTHER PAYABLES

		2006		2005
Support Consultants, Inc.	$	-	$	7
Former directors and former associated companies		210		265
Due to related parties		650		705
Severance and other		1,746		1,347
	$	2,606	$	2,324
Current portion of other payables		(63)		(67)
	$	2,543	$	2,257

Support Consultants, Inc.

On July 1, 2002, the Company entered into an agreement with Support Consultants, Inc. ("SCI") pursuant to which the Company, as a result of settlements with various California Native Tribes, agreed to pay SCI an additional $263,000 recorded as a reduction of amounts recovered from the Tribes. The Company also agreed to combine all amounts owing to and from SCI resulting in a net payable of $214,000 of which $214,000 has been paid to December 31, 2006. The remaining amount is repayable on a pro-rata basis from the amounts received from Hopland.

Former directors and associated companies

Effective December 31, 2002, the Company renegotiated the terms on accrued liabilities of $468,000, owed to former officers and an associated company. The repayment terms were extended to installments of $5,000 per month from January 1, 2003 to June 1, 2004, then $6,500 per month from July 1, 2004 to June 1, 2005 and then $5,000 per month to June 1, 2010.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL

Holders of common shares are entitled to one vote for each share held. There are no restrictions that limit the Company's ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company's common stock has no par value.

	Number of Shares		Amount		Contributed Surplus
Authorized					
100,000,000 common shares without par value					
Issued					
Balance as at December 31, 2004	24,511,687	$	21,288	$	242
Exercise of options	168,830		20		-
Issued	184,111		159		-
Compensation expense	-		-		46
Balance as at December 31, 2005	24,864,628		21,467		288
Exercise of options	329,500				93
Issued	-				
Compensation expense	-				144
Balance as at December 31, 2006	25,194,128	$	21,467	$	525

Warrants

	2006			2005		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Outstanding, beginning of year	2,345,000	CDN$	0.15	2,345,000	CDN$	0.15
Cancelled						
Issued	-		-	-		-
Outstanding, end of year	2,345,000	CDN$	0.15	2,345,000	CDN$	0.15

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL (cont'd ...)

Options

The Company, through its Board of Directors and shareholders, adopted two Stock Option Plans the first on July 1, 1997 and the second on June 25, 2005. Both plans will continue separate and apart from one another. The Company has granted a number of stock options and entered into various agreements for which up to 4,520,000 shares are available for purchase pursuant to options granted under these plans. All of the stock options issued under these plans are nontransferable and terminate on the earlier of the expiry date or 30 days after the grantee ceases to be employed by the Company.

	Number of Shares		Weighted Average Exercise Price (CDN $)
Balance as at December 31, 2004	3,109,376		0.42
Granted	1,653,749		0.78
Exercised	(168,830)		0.13
Cancelled	(1,107,500)		0.95
Balance as at December 31, 2005	3,486,795		0.44
Granted	75,000		0.85
Exercised	(329,500)		0.31
Expired	(112,500)		0.74
Balance as at December 31, 2006	3,119,795	$	0.45
Number of options currently exercisable	2,539,795	$	0.36

The following table summarizes information about the stock options outstanding at December 31, 2006:

Range of Exercise prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price (CDN $)
$0.09 - $0.40 (CDN$)	1,682,046	1.52 years	$ 0.21
$0.41 - $0.69 (CDN$)	459,000	2.10 years	0.48
$0.70 - $1.19 (CDN$)	953,749	4.68 years	0.82
$1.20 - $1.70 (CDN$)	25,000	3.32 years	1.62
	3,119,795	2.58 years	0.45

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL (cont'd...)

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of operations and deficit using the fair value based method of accounting for all options issued on or after January 1, 2003. During the current year, the Company granted 50,000 stock options that vested when they were issued with a fair value of $24,000, which is included in general and administrative expense.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

	2006	2005
Risk-free interest rate	5.0%	4.0%
Expected life of options	5 years	5 years
Annualized volatility	70%	70%
Dividend rate	0%	0%

12. EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	2006	2005
Weighted average shares used in computation of basic earnings per share	25,055	24,673
Effect of diluted securities		
Stock options and warrants	3,411	3,461
Weighted average shares used in computation of diluted earnings per share	28,466	28,134
Net income for the year	$ (1,456)	$ (2,177)

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

13. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2006	2005
Computed "expected" tax expense at statutory rates	$ 291	$ (135)
Increase (reduction) in income taxes resulting from:		
Lower effective income tax rate on income of foreign subsidiaries	(225)	(524)
Benefit of losses not reflected in accounts	2,243	2,441
	$ 2,309	$ 1,782

a) Future tax assets and liabilities:

The tax effects of temporary differences that give rise to significant future tax assets and future tax liabilities are as follows:

	2006	2005
Future income tax assets:		
Non-capital loss carry forwards	$ 14,999	$ 14,544
Property and equipment – unamortized tax cost in excess of net book value	567	680
Total future tax assets	15,566	15,224
Valuation allowance	(15,566)	(15,224)
Future income tax assets, net of allowance	-	-
Future income tax liabilities:		
Property and equipment - net book value in excess of unamortized capital cost	459	356
Other assets - net book value in excess of unamortized tax cost	300	324
Withholding tax on repatriation of retained earnings from foreign subsidiaries	142	125
Total future tax liabilities	901	805
Net future income tax liability	$ 901	$ 805

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

13. INCOME TAXES (Cont'd)

b) Potential future tax benefits

At December 31, 2006, the Company has Canadian non-capital loss carry forwards of approximately $8.3 million and United States' operating losses of approximately $20 million. The Canadian non-capital loss carry forwards and United States' operating losses expire at various dates prior to 2014 and 2024, respectively. The potential income tax benefits related to the Canadian loss carry forwards and the United States' operating losses have not been reflected in the accounts.

14. RELATED PARTY TRANSACTIONS

Included in accounts receivable is $2,292,000 (2005 - $2,564,000) due from Thunderbird Panama. Also included in accounts receivable is $431,000 (2005 - $496,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

Included in accounts receivable is $521,000 (2005 - $310,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $523,000 (2005 - $312,000) of bonuses payable to the officers, which will be offset against the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,452,000 (2005 - $1,696,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (2005 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes and shares of the Company.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

15. COMMITMENTS AND CONTINGENCIES

a) As at December 31, 2006, minimum operating lease payments of the Company and the Company's share of minimum operating lease payments of joint ventures were as follows:

2006	$ 3,754
2007	3,889
2008	2,310
2009	2,161
2010	2,179
Thereafter	16,782
	$ 31,075

In addition to the above, Thunderbird Panama is committed to pay minimum annual rentals for two of the casinos equal to 9% of the net win less the income participation payable to the Government of the Republic of Panama.

Rent expense for the year ended December 31, 2006 was $3,831,000 (2005 - $3,197,000).

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (cont'd..)

b) Thunderbird Panama is committed to pay the Government of the Republic of Panama an annual minimum income participation equal to $4,216,000 in the first year, which increases by 2% per year, or 10% of Thunderbird Panama's gross income, whichever is higher. This commitment commenced in August 1998, on the opening of the first casino in the Republic of Panama, and related payments commenced shortly thereafter. Amounts paid under the agreement by Thunderbird Panama were $4,595,000 in 2006 (2005 - $4,716,000).

c) Thunderbird Panama is committed to pay a 2% profit interest, defined as gross revenue less operating expenses, in the Panamanian operations to a third party. The Company is committed to pay to a third party $6,700 (2004 - $6,700) each month while operations continue in the Republic of Panama commencing July 1999, for a maximum of 10 years. During the year ended December 31, 2004, the Company prepaid half of the remaining balance of this obligation at a discounted rate and is amortizing the payment over the remaining life of the original maximum of 10 years.

d) The Company has opened both of its Philippine casinos under the Philippine Gaming authority's (PAGCOR) charter. Under this charter PAGCOR is granted an exemption from tax, income or otherwise, as well as exemption from any form of charges, fees, or levies, except a 5% franchise tax on the gross revenue or earnings derived by PAGCOR on its casino operations. The Company, upon the advice rendered by PAGCOR, is of the opinion that the tax benefits granted to PAGCOR under its charter inures to the benefit of, and extend to corporations, associations, agencies, or individuals with whom PAGCOR has any contractual arrangement in connection with the operation of the casinos. This taxation status of the Company's Philippine operations have come under scrutiny from the local and national Philippine tax authorities due to the recent passing of two laws that challenge the tax incentives offered to PACGOR and its Franchisees. Republic Act No. 9337 (RA 9337) Section 27(c) removed PAGCOR from the list of government-owned and controlled entities subject to tax exemptions. Additionally, the Philippine Bureau of Internal Revenue (BIR) has consistently taken the position that effective January 1, 2006, under Section 102 for RA 7716 (now section 108 of NIRC of 1997), PAGCOR ceased to qualify for payment of franchise tax in lieu of all other taxes. The BIR ruled that legislative franchises grantees, except only 'electric, gas and water utilities' have been expressly subjected to the 10% VAT pursuant to this Section 102. Based on the BIR ruling and RA 7716, the Company, as a franchisee of PAGCOR, may be subject to payment of VAT, at its Rizal location, as the Poro Point location is in a special economic zone, clearly exempt from VAT. The Company has taken the position that the tax issue is being currently contested by PAGCOR and until the issue is settled or becomes law by way of ruling of the Supreme Court, no accrual for the VAT or any other tax will be made by the Company. The estimated VAT liability arising from the Rizal casino's 2006 activity is approximately US$650,000. The Company's position on RA 9337 and the BIR ruling is based on the following:

   a. PACGOR's legal position is fully stated in a Petition filed in the Supreme Court in March 2007 wherein PAGCOR is requesting that the Supreme Court rule that PAGCOR is exempt from the payment of all local taxes (" ... it being adopted that Eastbay is a contractee of PAGCOR:" and exempt as well). In the Pettition of March 2007 PAGCOR referred to various precedent including the position taken by the Philippine Department of Justice when it promulgated a resolution in PACCOR vs. The Bureau of Internal Revenue declaring that PAGCOR is exempt from the payment of all taxes, save for the franchise tax as provided under section 13 of PD 1869, as amended. (OSJ Case No 2004-1 promulgated on December 22, 2006). In addition PAGCOR is relying on the recent Supreme Court ruling on The Commissioner of Internal Revenue v Acesite Hotel Corporation (Acesite Case).

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (cont'd..)

In the Acesite case (regarding payment of VAT by contractors of PAGCOR), dated February 16, 2007, the SC anchored its decision on Section 13 (2) of the PAGCOR Charter which states that "no tax of any kind or form, income or otherwise, as well as fee, charges or levies of whatever nature, whether National or Local, shall be assessed and collected under this Franchise from the Corporation (PAGCOR); nor shall any form of tax or charge attach in any way to the earnings of the Corporation..." The SC interpreted this as a blanket exemption, which does not distinguish whether the taxes are direct or indirect. The SC also noted that by extending the exemption from indirect taxes, considering that such taxes would, by their nature, be otherwise or passed on by said entities or individuals to PAGCOR as the buyer, transferee, or lessee. Thus, not withstanding RA 7716, the SC still invoked PAGCOR's exemption under its Charter. This necessarily implies that PAGCOR's exemption under its Charter continued to remain in full force and effect notwithstanding the affectivity of RA 7716.

b. The Petition for Certiorari and Prohibition before the Supreme Court filed by PAGCOR in case No. C.R. 172087 dated April 17, 2006. This Petition is supported by the highest level legal department that being the Office of the Solicitor General, who filed a "Manifestation in Lieu of Comment" dated April 25, 2006. PAGCOR's position that its government corporate body is exempt from all taxes (except the 5% franchise tax), including VAT and income tax, is clearly set forth in this Petition. The Petition and the Manifestation seek to declare Republic Act No. 9337 "NULL AND VOID" as it relates to the tax exemption enjoyed by PAGCOR under section 13(2) of the PAGCOR Charter.

c. No output VAT has been paid by PAGCOR since January 1, 1996 nor has there been any payment of income tax for the period November 1, 2005 to December 31, 2005.

e) The Company's casino in Poro Point, Philippines is required by the lease agreement with the Base Conversion Development Authority (BCDA), Poro Point Management Corporation (PPMC), and the Memorandum of Agreement with PAGCOR to complete a PHP 5.2 billion, US$100 million, investment in phases which are as follows:

Phase	Required Completion Date	Investment Amount	Expected Timing of Cash Outflows: 2005 and 2006	2007	2008 and After
1	2006	PHP 162,300,000	PHP 162,300,000	PHP -	PHP -
2	2008	216,400,000	80,000,000	26,400,000	110,000,000
3	To be determined	193,300,000			193,300,000
4	To be determined	1,928,000,000			1,928,000,000
5	To be determined	2,700,000,000			2,700,000,000
		PHP 5,200,000,000	PHP 242,300,000	PHP 26,400,000	PHP 4,931,300,000

Start of work on Phases 3, 4 and 5 depends on the completion of phases preceding them. Phases 3, 4 and 5 are required to be completed within 36 months, 60 months and 120 months, respectively, from the date of signing of the renewal/extended Grant of Authority from PAGCOR to the Company, or until the expiration of the new/extended franchise, whichever comes first.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (cont'd..)

The Company's agreements with PAGCOR and PPMC/BCDA requires the Company to make deposits amounting to PHP 5.2 billion (US$100 million) with local bank acceptable to PAGCOR and PPMC/BCDA. The investment will be funded entirely from sources external to the Philippines. The Company is authorized to draw from such deposit for the construction costs and other fees for the development of the investment commitment. The investment amount shall be exhausted for each phase of the project.

f) The Company's casino in Rizal, Philippines is required by the addendum to the MOA with PAGOR dated January 18, 2006 to complete a PHP 2.5 billion US$50 million, investment in phases which are as follows:

Phase	Required Completion Date	Investment Amount	Expected Timing of Cash Outflows: 2005 and 2006	2007	2008 and After
1	January 18, 2009	PHP 1,505,000,000	PHP 448,933,333	PHP 524,066,666	PHP 532,000,001
2	See note below	1,015,000,000	-	-	1,015,000,000
		PHP 2,520,000,000	PHP 448,933,333	PHP 524,066,666	PHP 1,547,000,001

The Company committed to complete Phase 1 within a period of 36 months from signing the Addendum to MOA. The fulfillment of the tasks for the years 2008 and thereafter that fall beyond July 11, 2008, which is the expiration of the present franchise of PAGCOR, are contingent on all of the following circumstances that:

a. PAGCOR is given a new franchise or its present franchise is extended beyond July 11, 2008.
b. The authority of PAGCOR to grant license to operate a private casino within the special economic zones falls within the scope of the new franchise or the extended franchise, whichever is applicable; and,
c. PAGCOR grants unto the Company and TRI extension of the authority to operate the Fiesta Hotel and Casino in Rizal.

As of December 31, 2006, the Company had already spent PHP 561.9 million for the phase one of the commitment.

e) Thunderbird Gaming Inc. ("TGI"), a wholly-owned subsidiary of the Company that has been inactive since 1996, received notification of a reassessment from the Canada Revenue Agency ("CRA") with respect to a transfer of assets in 1996 in relation to the California Indian gaming business previously operated by TGI. Specifically, this reassessment stems from a transfer of assets which CRA contends was under valued. The reassessment is in the amount of CDN$380,000.

To date, TGI has submitted applications to CRA utilizing its net operating loss ("NOL") in a manner that reduced the actual tax liability to zero and is taking the position that the valuation of assets was accurate in order to preserve its NOL. By taking this position, TGI believes it avoids the imposition of interest on tax, which is the subject of the reassessment. Further, TGI has filed a fairness application with the appropriate Canadian taxing authority requesting a complete abatement of the alleged interest imposed on the alleged tax liability. In this filing, management alleges that TGI received unconscionable and egregious treatment from CRA in addition to experiencing excessive delays in the reassessment process. TGI has also recently filed an appeal of CRA's assessment with the tax courts in Canada in which TGI will attempt to establish that the underlying tax liability should never have been assessed. The fairness application and appeal to the tax courts in Canada are pending.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (cont'd..)

Although the Company believes CRA's case is without merit, the liability is contained within an insolvent subsidiary and consequently the Company agreed that the TGI company is responsible for the liability to avoid any further costs to challenge the reassessment. The Company does not expect that CRA will collect the judgment as TGI is insolvent and therefore there is no accrual in these consolidated financial statements related to this reassessment.

f) The Company's 1999, 2001, and 2002, are under audit by Canada Revenue Agency ("CRA"). On January 26, 2006, the Company received notification of a proposed reassessment from the CRA with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL the Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. In October of 2006 the Company received an assessment of approximately $880,000 for a tax penalty (including interest). The Company is filing a notice of appeal and is vigorously opposing the assessment of the tax penalty taking the position that the income was property reported in the United States Tax returns upon the advice of its tax preparer.

g) International Thunderbird Gaming Corporation vs. Government of Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision with the U.S. Federal District Court in Washington D.C.. The basis of the motion is that the arbitrator's decision is manifestly unjust and in total disregard of the law. On February 14, 2007 the U.S. Federal District Court agreed with the NAFTA tribunal; however, the Company has filed an appeal to a higher court.

h). Brannon vs. International Thunderbird Gaming Corporation and Entertainmens De Mexico S.A. This lawsuit was filed in relation to the Company's investment in the skill game operations in Mexico. Brannon claims that the Company owes him $350,000 including interest stemming from his transfer of all interest he had in the entity, Entertainmens de Mexico. The Company vigorously defended the action and also filed a cross claim against Brannon claiming fraud and misrepresentation of Brannon's assertion that the Company could take over the business and operate the skill game facility. The parties negotiated a standstill agreement in which the case will be delayed until after the NAFTA trial is concluded. On September 12th, 2006 the Superior Court of San Diego ruled in favor of Brannon, awarding a total of $546,000, which includes interest and attorney's fees. The Company filed an appeal to the California Court of Appeals on the basis that the trial judge's ruling was egregiously in error.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (cont'd..)

i) Pardini & Asociados v. International Thunderbird Gaming Corporation: This lawsuit was filed in the latter part of 2004. Pardini is a law firm in Panama City Panama claiming that the company owes it fees for assisting in the Panama casino bid back in 1998. The company deems this matter completely frivolous and intends a vigorous defense. The Company entered into an agreement with attorney Juan Raul Delaguardia who has agreed to indemnify and hold the company free and harmless from any all liability which may be imposed by court.

j) The Company was engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) in favor of Thunderbird's petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court ruled against the Company and no further legal challenges are now pending. The Company's Chilean subsidiaries are engaged in litigation in Chile with respect to potential collection of damages incurred by the Company but the Company is not expecting any material impact to its financials as a result of these proceedings.

k) As at December 31, 2006, principal payments required under the terms of the loan agreements and their liabilities in each of the next five years are as follows:

Year ending December 31:	
2007	$ 10,997
2008	13,059
2009	11,928
2010	6,658
2011	2,072
Thereafter	2,124
Less: Debt Issuance Costs	(585)
	$ 46,253

16. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value:

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable approximate their fair value because of the short-term maturities of these items. The carrying amount of the restricted cash approximates fair value because of the high liquidity of the item. Certain of the Company's amounts receivable, loans payable and other payables do not bear any interest, bear fixed rates of interest or are due to related parties and accordingly, the fair value of these financial instruments cannot be determined.

Credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and amounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. The Company has limited concentrations of credit risk with respect to accounts receivable since 70% of its accounts receivable is due from its joint ventures and officers. At December 31, 2006, the Company has accounts receivable of $2.7 million (2005 – $3 million) due from its joint ventures in Panama and Costa Rica. The Company mitigates credit risk through standard credit and reference checks, but generally does not require collateral to support accounts receivable.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

16. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Cont'd ..)

Currency risk:

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

17. INVESTMENT IN JOINT VENTURES

Amounts included in these financial statements related to the Company's interest in joint ventures are as follows:

	2006	2005
Current assets	$ 1,781	$ 2,667
Current liabilities	9,996	9,299
Long-term liabilities	10,571	7,114
Revenue	33,514	26,907
Expenses	31,618	25,338
Net income before taxes	1,896	1,569
Cash flows from operating activities	5,907	3,618
Cash flows from financing activities	1,878	4,565
Cash flows from investing activities	(7,408)	(9,204)

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

18. SEGMENTED INFORMATION

Management has organized the enterprise based on geographic areas of operations. Based on this organization, the Company has the following reportable segments. The accounting policies of the segments are the same as those described in Note 2 of the financial statements.

2006	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Corporate And Other	Total
External revenue	$ 24,233	$ 4,742	$ 9,281	$ 13,402	$ 20,204	$ 242	$ 72,104
Depreciation and Amortization	2,313	237	578	430	1,809	93	5,460
Income tax expense	585	195	279	467		782	2,308
Net income (loss) from continuing operations	1,460	232	(222)	499	(786)	(2,639)	(1,456)
Segment assets	16,733	3,517	8,335	8,882	31,045	(778)	67,734

2005	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Corporate And Other	Total
External revenue	$ 20,768	$ 4,966	$ 5,806	$ 10,833	$ 4,550	$ 513	$ 47,436
Depreciation and Amortization	1,710	160	322	254	709	76	3,231
Income tax expense	565	263	150	375		429	1,782
Net income (loss) from continuing operations	1,240	1,207	298	436	(4,072)	(1,286)	(2,177)
Segment assets	15,010	1,226	5,038	4,646	10,857	19,333	56,110

Geographic information as at December 31, 2006:

	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Other	Total
Revenue	$ 24,233	$ 4,742	$ 9,281	$ 13,402	$ 20,204	$ 242	$ 72,104
Property and equipment	12,208	2,893	6,895	6,730	14,272	938	43,936

Geographic information as at December 31, 2005:

	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Other	Total
Revenue	$ 20,768	$ 4,966	$ 5,806	$ 10,833	$ 4,550	$ 513	$ 47,436
Property and equipment	10,619	752	4,196	3,285	8,586	1,279	28,717

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

19. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2006:

a) On February 15, 2007, the Municipality of Binangonan, Rizal filed a civil case against the Company for collection of local taxes with an application for a temporary restraining order (TRO) and preliminary injunction seeking closure of the Company's casino operations located in Manila. On February 23, 2007, the Regional Trial Court (RTC) of Binangonan, Rizal issued a TRO forcing the Company to close its casino operations for up to twenty days while the Court evaluates the merits of the case. The Company's casino operations closed on February 25, 2007. On March 7, 2007, the Company reopened its casino operations after the TRO was lifted by the RTC upon payment by the Company of assessed deficiency taxes of $145,000. The lawsuit filed by the Municipality of Binangonan was dismissed in March 2007. The Company is working with PAGCOR and the Municipality to return these funds pending the resolution of PAGCOR's tax status as outlined in Note 15d above.

b) The Company's video lottery operation at the Camino Real property in Guatemala, which opened nine years ago, is currently engaged in negotiations with the Camino Real Hotel in Guatemala City and has closed the operation pending the results of the discussions. For economic reasons, the Company has entered into a management contract for a location a few blocks away at the Intercontinental Hotel in Guatemala City. The opening took place on February 26, 2007 with 150 video gaming machines. The management contract structure has lowered the license fees and is expected to result in increased profits as new operations stabilize.

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

<u>NOTE</u>: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

<u>NOTE</u>: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. <u>Reporting Issuer</u>

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. <u>Date of Material Change</u>

April 27, 2007

Item 3. <u>Press Release</u>

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

April 27, 2007, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. <u>Summary of Material Change</u>

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
27th day of April, 2007.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird resorts

RECEIVED

2007 SEP 27 A 8:

FOR IMMEDIATE RELEASE

April 27, 2007

Contact: **Investor Relations**
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

Thunderbird Reports 2006 Fourth Quarter and Full-Year Results

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) today reported the following financial results for year end 2006 and the 2006 fourth quarter:

- Record high revenues of $72.1 million, up 52% from revenues of $47.4 million for the year ended December 31, 2005.
- For the year 2006, the Company's Property EBITDA was approximately $15 million or $0.53 per diluted share as compared to $8 million or $0.28 per diluted share for 2005.
- On a GAAP basis, the full-year net loss was $(1.5) million compared to net loss of $(2.2) million in 2005, a 32% decrease. Diluted loss per share from continuing operations in 2006 were $(0.05), compared with diluted loss per share of $(0.08) in 2005.

Summary: THUNDERBIRD RESORTS, INC: COMPANY-WIDE RESULTS
(In thousands, except per share amounts)

	2006 Fourth Quarter	2005 Fourth Quarter	Percent Increase (Decrease)
Revenues	$20,119	$15,952	26%
Property EBITDA	$ 3,067	$ 2,014	52%
EPS (diluted) from Continuing Operations	($0.02)	($0.05)	60%

"Property EBITDA" is not a Generally Accepted Accounting Principle but is commonly used in the gaming industry as a measure of performance and as a basis for valuation of gaming companies.

For a more detailed analysis of the results for the period, please review the MD&A at the Company's website or on the CNQ website.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

THUNDERBIRD RESORTS, INC: SEGMENTED RESULTS FOR THE YEAR ENDED December 31, 2006

Comparison of year end results for December 31, 2006 to December 31, 2005
(In thousands)

	Revenues, December 31			Property EBITDA, December 31,		
	2006	2005	% Increase	2006	2005	% Increase
Panama	$ 24,233	$ 20,768	17%	$ 7,136	$ 5,140	39%
Nicaragua	13,402	10,833	24%	3,291	2,357	40%
Guatemala	4,742	4,966	-5%	946	1,711	-45%
Costa Rica	9,281	5,806	60%	2,986	1,480	102%
Philippines	20,204	4,550	344%	4,252	(1,821)	-333%
Corporate & Other	242	513	-53%	(3,590)	(917)	291%
Total	$ 72,104	$ 47,436	52%	$ 15,021	$ 7,950	89%

Reconciliation of 2006 Property EBITDA
(In thousands)

	Property EBITDA	Financing Costs	Depreciation Amortization	Project Development	Corporate Costs	Tax	Other	Net Income
Panama	7,136	688	2,313		2,090	585	-	1,460
Nicaragua	3,291	200	430	122	976	467	597	499
Guatemala	946	294	237			195	(12)	232
Costa Rica	2,986	668	578	6	1,435	279	242	(222)
Philippines	4,252	1,776	1,809	996	1,386		(929)	(786)
Corporate & Other	(3,590)	1,883	93	875	(5,887)	783	1,302	(2,639)
Total	15,021	5,509	5,460	1,999	-	2,309	1,200	(1,456)

Other expenses included in the table above are non-controlling interests, foreign exchange and losses on disposal of equity investments and other assets.

Cash provided by continuing operations increased to $6.4 million for the full year 2006 from $2.9 million for the full-year 2005. Interest expense for full year 2006 was $5.5 million as compared to $3.2 million in 2005. At December 31, 2006, the Company had a working capital deficiency of $(7.4) million compared to working capital of $(8.8) million at the end of 2005. The working capital deficiency is partially a result of Thunderbird's dramatic growth during 2006 when annual revenues increased 52% compared to 2005 revenues. The balance sheet also reflects the effects of the project level financing model used by the Company. This model results in short repayment terms that create high current portions of loans payable.

The Board of Directors is actively pursuing opportunities to improve the balance sheet through the issuance of new equity capital and the refinancing of certain existing debt agreements. In any event, the Company believes that by continuing to generate strong property EBITDA results each quarter, and by paying down debt according to the existing terms, it will strengthen its balance sheet, improve its working capital and eventually build cash reserves.

2006 to 2007 Highlights:

- ***In Panama,*** the Company's 50% interest produced 2006 fourth quarter revenues of $6.3 million and the revenues for the period January 1 to March 31, 2007 remained high at $6.2 million.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Thunderbird has six casinos in the Republic of Panama. This mature market now has over $150 million in gaming revenue and Thunderbird has an estimated 30% market share.

- **Properties:** Fiesta Casino El Panamá, Fiesta Casino Soloy, Fiesta Casino David, Fiesta Casino Colón, Fiesta Casino Chitré, Fiesta Casino Decámeron.
- **Gaming Positions:** 1,424 slots and 523 table positions.
- **New Developments**: There will be an opening of a material expansion of the Company's landmark property (the Fiesta Casino-El Panama) in May, 2007 which should increase revenues and better serve our clients.

- ***In Costa Rica*** the Company's 50% interest generated 2006 fourth quarter revenues of $2.7 million and the revenues for the period January 1 to March 31, 2007 increased to $2.9 million. Revenue in the market should exceed $60 million and Thunderbird has an estimated 35% market share.
  - **Properties:** Fiesta Garden Court, Fiesta Presidente, Fiesta Heredia, Gran Casino, Lucky's San Carlos, Lucky's Guapiles, Lucky's Tournon and two slot routes with nation-wide distribution.
  - **Gaming Positions:** 1,131 slot machines and 220 table positions.
  - **New Developments:** Thunderbird broke ground on a $33 million 4-star hotel and spa, entertainment/convention center, casino, restaurants, commercial and residential space project in February of 2007. The Company's 24 acre Tres Rios resort project in the suburbs of eastern San Jose has received all required permits for groundbreaking. The property is located across from the highly successful Terramall project in eastern San Jose, an area that is underserved by hotels and entertainment products. The development will feature a resort hotel and spa, an event center and a "branded" casino. Other resort amenities include commercial and residential lots surrounded by a nature preserve that has been carefully integrated into the overall project. The infrastructure construction is now underway with an opening planned for the end of 2008. The Company opened a slot parlor in Perez Zeledon, a small city in the southern part of Costa Rica with 40 slot machines in March 2007 and plans to locate and open several more casinos and slot parlor locations in Costa Rica.
- ***In the Philippines,*** the Company's 2006 fourth quarter revenues were $6.6 million and the revenues for the period January 1 to March 31, 2007 increased to $6.7 million. Thunderbird opened the Fiesta Casino–Rizal (in Metro Manila), its first casino in Asia, in April 2005. We opened our second Fiesta Casino–Poro Point, in La Union Province, in April 2006. Both casinos form part of larger recreational real estate developments that are controlled by Thunderbird and are being developed as described under "New Developments" below.
  - **Properties:** Thunderbird Resorts–Rizal (which hosts Fiesta Casino–Rizal) and Thunderbird Resorts–Poro Point (which hosts Fiesta Casino–Poro Point).
  - **Gaming Positions:** 371 slots and 376 table positions.
  - **New Developments:** Thunderbird Resorts–Rizal has in Phase One a Fiesta Casino, a 43-suite hotel, three restaurants, a meeting area, infinity pool, outdoor recreation areas, and is adjacent to a private 18-hole golf course. Thunderbird Resorts plans to initiate a Phase Two expansion late this year that will include an event center, a spa, a casino expansion and additional food and beverage areas. The Company is also preparing infrastructure for expansion of the hotel in 2008. Thunderbird Resorts-Poro Point has a Phase One Fiesta Casino and two restaurants. We are currently building Phase Two (projected completion in January 2008), which includes a 9-hole golf course, a 45 unit hotel, and additional food & beverage operations. We are preparing plans for expansion of the casino, hotel and golf course in 2008. Total investment in Phase Two is $9 million.
- ***In Guatemala,*** fourth quarter 2006 revenues were $1.2 million and $834 thousand for the period January 1 to March 31, 2007. The Company closed its operation at the Camino Real Hotel under

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

a previous license in January 2007 based on economic reasons and continues its dispute with the hotel and previous licensing entity. Litigation is pending against both entities to recover damages for lost revenues. The lost revenues are being replaced over a period of time and better operating results are expected. The Company expects that new projects will at least replace the Camino Real operation's revenues in the country as well as the EBITDA of the past. Thunderbird has three existing video lottery parlors in Guatemala. Thunderbird's new sublicense allows the Company to operate under an approved third party license. Video lottery is the only legal form of machine gaming in the country. Thunderbird has operated in this market for eight years.

  - **Properties:** Intercontinental Hotel, Mazatenango and Coatepeque.
  - **Gaming Positions:** 435 slot machines.
  - **New Developments:** Thunderbird is currently upgrading its existing operations with new gaming equipment, a player tracking system, as well as plans to expand into several new locations in early 2007. The Company has entered into a management contract at the Intercontinental Hotel in Guatemala City. The opening took place on February 26, 2007 with 150 video gaming machines. The Hotel Intercontinental is located in "Zona Viva", where most of the hotels, restaurants, bars, discotheques, and other entertainment places in the city are located. The management contract structure has significantly lowered license fees and is expected to result in increased profits as new operations stabilize. Management is encouraged with the steady growth in revenue for the Company's other two Guatemala operations, the Fiesta Video Loteria at Coatepeque and at Mazetenango. Plans to open gaming and entertainment centers are scaled to the economics and demographics of the city. The Company has negotiated a lease for approximately 1,500 sq. meters for the operation of a fourth entertainment facility to include video gaming, world class bar and restaurant in the Gran Plaza mall located in the most popular areas for pop culture and shopping as well as entertainment. This area is commonly known as "Pradera Concepción", the second largest mall in Central America.

- ***In Nicaragua,*** the Company generated strong 2006 fourth quarter revenues of $3.3 million and nearly $3.0 million for the period January 1 to February 28, 2007.
  - **Properties:** Three Pharaohs Casinos in Managua, one stand alone, and casinos in the Camino Real and Holiday Inn Hotels.
  - **Gaming Positions:** 436 machines and 182 table positions.
  - **New Developments**: The Company is assessing whether to proceed with the construction of a new Pharaohs Casino in Managua which is scheduled to open in late 2007. The Company owns the real estate where this project is located. It also owns other prime real estate adjacent to its leased casino on Carretera Masaya. We are planning to build a hotel, casino, and event center complex in the future and design is underway. This project will change the standard for recreational projects of this type in Nicaragua.
- ***In Colombia,*** the Company has entered into a letter of intent with the VICCA group (a successful operator of casino's and a slot machine business for more than 10 years) to pursue the formation of a new company (for now called "Thunderbird de Colombia") in which Thunderbird will own a 53% equity ownership and VICCA will own a 47% equity interest. Thunderbird de Colombia will design and construct three gaming and entertainment facilities in three separate cities in Colombia. Thunderbird de Colombia will be funded with $12 million to $15 million combination of equity and debt used to acquire slots, tables and equipment, develop and construct the operations. The parties intend to execute definitive documents by June 30, 2007. Several international financial institutions have praised the economic reforms introduced by Colombian President Uribe. The government's economic policy and democratic security strategy have engendered a growing sense of confidence in the economy, particularly within the business sector, and GDP growth over the past several years was among the highest in Latin America. Colombia is one of the popular gambling destinations located in the region of Central and South

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

America. Its casinos are well visited by both local residents and tourists from all over the world. Rules and regulations have been put in place by the government to regulate gaming and make it as secure as possible.

- ***Table Trac***: The Company is working with the Table Trac System for its player tracking, cash club, and online cashless system, which it has already installed in Nicaragua. The system is also currently being installed in Guatemala to aid in adhering to Guatemalan legislation. This legislation requires that the tax calculations come directly from a system that is linked to all video lottery machines. The Table Trac system is a machine gaming system that monitors and collects data from all machine transactions. The cashless card used by the system not only tracks player activity but also complies with Guatemala law. The competitive advantage due to the marketing modules, cashless cards and online accounting will create a distinct competitive edge in this market. Thunderbird has worked closely with Table Trac systems for the past two years. Plans are in place to install the system in certain Costa Rica locations.
- ***Mexico and NAFTA***: The U.S. District Court for Washington D.C. confirmed the decision of the NAFTA tribunal and the Company has filed an appeal to the U.S. Court of Appeals (Washington D.C. Circuit). The NAFTA Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". Management's position is that "[t]he NAFTA tribunal erred in awarding the costs and attorney fees in spite of the dissenting arbitrator's acknowledgment that such an award would be unprecedented". The Company remains determined to take the matter up to higher level within the U.S. court system as Management believes "[t]hat the arbitrators' decision is manifestly unjust and in disregard of the law".

<u>History of Growth – 1998 to 2006</u>:

From 1997 to 2005, Thunderbird was a start-up company whose only business was to own and operate casinos in facilities leased from third parties. During this period, we learned to develop and sustain market leading casinos (we are the market share leader in Panama, Costa Rica, Nicaragua, and Guatemala) by implementing high-impact environments, technology-based operating and customer service solutions, and rigorous, transparent fiscal controls. Our financial systems offer country-level accounting with budget variance reporting at the property and country level, and daily revenue reporting for each of our 20+ operations. Digital surveillance, online slot security systems, online inventory control and cash management systems are but a few of our technology applications. The Company's Internal Control Standards are modeled on those required of Las Vegas casinos by the Nevada Gaming Commission.

We can boast the following achievements:

- 24 gaming operations divided among five countries: Panama, Nicaragua, Guatemala, Costa Rica and the Philippines.
- Collectively we offer our clients over 3,800 slot machines and 1,300 table positions.
- Thunderbird and its affiliated companies currently employ over 3,500 people and manage over US $125 million in gaming revenues.
- We have two hotels and resorts under construction with a pipeline of over $85 million in projects around the world.

As we have grown, our corporate mission has matured from being simply a casino owner-operator to a recreational real estate property developer and operator whose integrated, thematic venues are anchored by our high-impact, exciting casinos. Under this updated mission, we are already investing in major real estate developments in Costa Rica, Nicaragua and the Philippines to further exploit the market leading positions of our casinos. We plan to extend this real estate strategy to our other markets as opportunities and planning permit.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Thunderbird's employees come from all over the globe. Our talent base is truly multilingual and multifaceted. The strength of this team is enabling Thunderbird to develop and manage larger and more complex entertainment venues, targeting our "sweet spot" of under $200 million projects that are too small for the world's largest casino operators and too large and sophisticated for most local entrepreneurs.

Thunderbird Resorts is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansion and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos and gaming facilities. Additional information about Thunderbird is available on the web at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Non-GAAP Financial Measures
Included in this press release are certain "non-GAAP financial measures," which are measures of Thunderbird's historical or estimated future performance that are different from measures calculated and presented in accordance with GAAP, within the meaning of applicable CNQ rules, that are useful to investors. These measures include (i) Property EBITDA These measures are not Generally Accepted Accounting Principles measurements but are commonly used in the gaming industry as measures of performance and as bases for valuation of gaming companies. Depreciation and amortization are non-cash items; consequently, management and many analysts believe the presentation of Property EBITDA is useful to management and to investors. Property EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, equity in earnings of affiliates, minority interests, development costs, and gain on refinancing and discontinued operations. The Company believes Property EBITDA provides useful information to investors regarding the Company's financial condition and results of operations because Property EBITDA is useful for evaluating performance and capacity to incur and service debt and to fund capital expenditures. Management also uses Property EBITDA as one measure in determining the value of acquisitions and dispositions.

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the "Meeting") of Thunderbird Resorts, Inc. (the "Company") will be held at 12155 Dearborn Place, Poway, California, 92064, on Monday, June 18, 2007, at the hour of 9:00 a.m. PDT for the following purposes:

TO RECEIVE the Company's financial statements for its financial year ended December 31, 2006, together with the report of the auditors thereon;

TO ELECT directors;

TO APPOINT auditors and authorize the directors to fix their remuneration;

TO TRANSACT such other business as may properly come before the meeting or any adjournment or adjournments thereof.

This Notice is accompanied by a form of Proxy and Management Information Circular which sets forth the details of the matters proposed to be put before the meeting. Holders of record of common shares at the close of business on May 14, 2006 are entitled to receive notice of the meeting and will be entitled to vote the common shares except to the extent that (i) the shareholder has transferred any such shares since the close of business on May 14, 2006, and (ii) the transferee of such shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten (10) days before the meeting, by written notice to the Company, that the transferee's name be included on the list of holders of shares entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the meeting.

By order of the Board of Directors,

Jack R. Mitchell, President and Chief Executive Officer

April 27, 2007
San Diego, California

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Thunderbird Resorts, Inc.

Fiscal year end date used to calculate capitalization: December 31, 2006

<u>Market value of listed or quoted securities:</u>

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 25,194,128	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $1.10(CDN)	
Market value of class or series	(i) X (ii) =	(A) $27,713,541
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) N/A

<u>Market value of other securities:</u>

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) -0-
(Repeat for each class or series of securities)		(D) N/A

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$27,713,541

Participation Fee $1,300

(From Appendix A of the Rule, select the participation fee beside

the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee	X	Number of entire months remaining in the issuer's fiscal year	=	N/A
	12			

Late Fee, if applicable
(As determined under section 2.5 of the Rule) N/A

Form 52-109F1 ***Certification of Annual Filings***

I, Jack R. Mitchell, Chief Executive Officer and President of Thunderbird Resorts, Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunderbird Resorts, Inc.** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2007

Jack R. Mitchell
President and CEO

Form 52-109F1 ***Certification of Annual Filings***

I, **Michael G. Fox, Chief Financial Officer and Corporate Secretary of Thunderbird Resorts, Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunderbird Resorts, Inc.** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2007

Michael G. Fox
Chief Financial Officer and
Corporate Secretary

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

March 8, 2007

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

March 8, 2007, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. <u>Senior Officers</u>

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. <u>Statement of Director</u>

The foregoing accurately discloses the material change referred to herein.
8th day of March, 2007.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird resorts

FOR IMMEDIATE RELEASE **March 8, 2007**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: **info@thunderbirdresorts.com**

UPDATE ON PHILIPPINES OPERATION

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) announces:

In the Philippines, the Fiesta Casino-Rizal near Manila was re-opened pursuant to an amicable settlement with the local municipality which had filed a lawsuit claiming that the operation had not paid local taxes to the City of Binangonan. The Company resolved the matter with the City of Binangonan. The Company's operation is licensed and regulated by the Philippine Amusement Gaming Corporation (PAGCOR). The Company was advised by PAGCOR that PAGCOR-licensees are exempt from national and local taxes. The Company expects further proceedings between the City and PAGCOR to resolve the legal issues. The Company is continuing to execute its development plan to increase employment, tourism and development for the Municipality and Rizal Province.

Thunderbird Resorts, Inc. is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansions and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

March 5, 2007

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

March 5, 2007, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
5th day of March, 2007.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird
resorts

FOR IMMEDIATE RELEASE **March 5, 2007**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: **info@thunderbirdresorts.com**

UPDATE ON OPERATIONS

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) announces:

In the Philippines, the Fiesta Casino-Rizal near Manila was temporarily shut down pursuant to a court order when the local municipality filed a lawsuit claiming that the operation had not paid local taxes to the City of Binangonan. This action by the municipality is being aggressively challenged through appeals as the Company expects to resolve the matter and re-open the operation soon. The Company's operation is licensed and regulated by the Philippine Amusement Gaming Corporation ("PAGCOR"). The Company has been advised by PAGCOR that PAGCOR-licensees are exempt from national and local taxes. There is a recent Supreme Court decision affirming this position. PAGCOR is supporting the Company position in the Court proceedings. The Operation is a large contributor of funds to the Philippines government general fund by way of a 25% "tax" on revenue paid into the PAGCOR general fund. We contribute more than PHP 100 million annually via PAGCOR to fund social and other projects that promote the development of the country. The Fiesta Casino at Poro Point is operating with consistent growth in revenue. Land clearing and golf course construction grading has begun for the "Poro Point land development project" which adjoins the Fiesta Casino at Poro Point. This project will offer a 9 hole championship golf course, 45 unit hotel, vacation ownership and condominium units to complement the dynamic, themed and integrated entertainment venue at Poro Point. Overall, the Philippine revenue numbers in January and February 2007 continued to be consistent with the Q4-2006 revenue in spite of the controversy with the local municipality in Binangonan, Rizal with $6.6 million in revenues for Q4 2006 and $4.5 million for the period January 1 to February 28, 2007.

In Guatemala, fourth quarter 2006 revenues were $1.7 million and $592,000 for the period January 1 to February 28, 2007. Thunderbird has three existing video lottery parlors in Guatemala. Thunderbird's "flagship" Video Lottery was the operation located at the Camino Real property, which opened for business nine years ago. The Company is currently engaged in negotiations with the Camino Real Hotel in Guatemala City and has closed the operation pending the results of the discussions. For economic reasons, the Company has entered into a management contract for a location a few blocks away at the Intercontinental Hotel in Guatemala City. The opening took place on February 26, 2007 with 150 video gaming machines. The management contract structure has significantly lowered license fees and is expected to result in increased profits as new operations stabilize. Thunderbird is continuing to invest in the Guatemala market but is experiencing new competition which has slightly impacted revenue.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Management is encouraged about the steady growth in revenue for the Company's other two Guatemala operations, the Fiesta Video Loteria at Coatepeque and at Mazetengo.

In Panama, where the Company holds a 50% interest, the total 2006 fourth quarter revenues were $12.5 million and revenues for the period January 1 to February 28, 2007 were $7.9 million. Thunderbird has six casinos in the Republic of Panama. This mature market now has an estimated $150 million gaming revenue and Thunderbird has an estimated 30% market share. We expect measured expansions to better serve our clients as opportunities allow.

In Nicaragua, the Pharaohs Casinos located in the Camino Real, Holiday Inn and on Carretera Masaya generated strong revenues of $3.3 million for fourth quarter of 2006 and nearly $2.0 million for the period January 1 to February 28, 2007. The Company is currently constructing a new Pharaohs Casino in Managua which is scheduled to open in late 2007. The Company owns the real estate where this project is located. It also owns other prime real estate adjacent to its leased casino on Caretera Masaya. We are planning to build a hotel, casino, and event center complex in the future and design is underway. This project will change the standard for recreational projects of this type in Nicaragua.

In Costa Rica, where the Company has a 50% interest, the total revenues were $5.6 million for the fourth quarter in 2006 and $3.8 million for the period January 1 to February 28, 2007. The Company's 22 acre Tres Rios resort project in the suburbs of eastern San Jose has received all the required permits for groundbreaking in mid-March 2007. The project will feature a resort hotel and spa, an event center and a "branded" casino. Other resort amenities include commercial and residential lots surrounded by a nature preserve that has been carefully integrated into the overall project. The Company will open a slot parlor in Perez Zeledon, a small city in the southern part of Costa Rica with 40 slot machines in March 2007 and plans to locate and open several more casinos and slot parlor locations in Costa Rica.

Thunderbird Resorts, Inc. is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansions and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Thunderbird resorts

November 6, 2006

British Columbia Securities Commission

Dear Sirs:

Re: Thunderbird Resorts, Inc.
Mailing on November 6, 2006

The Company confirms that on the above date the quarterly report for the quarter ended September 30, 2006, was forwarded by prepaid first class mail to all the shareholders who have requested such information.

Yours very truly,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

encl.

cc: Ontario Securities Commission
Canadian Trading and Quotation System Inc.
Pacific Corporate Trust Company

COMPANY\INTTBIRD\LETTERS\ADMSTRTN\QTREPORT.DOC

12155 DEARBORN PLACE, POWAY, CA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: INFO@THUNDERBIRDRESORTS.COM
website: www.thunderbirdresorts.com

Form 52-109F2 ***Certification of Interim Filings***

I, Jack R. Mitchell, Chief Executive Officer and President of Thunderbird Resorts, Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunderbird Resorts, Inc.**, (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2006

Jack R. Mitchell

Jack R. Mitchell
President and CEO

Form 52-109F2 ***Certification of Interim Filings***

I, **Michael G. Fox , Chief Financial Officer of Thunderbird Resorts, Inc.** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunderbird Resorts, Inc.**, (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2006

Michael G. Fox
CFO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2006 AND RECENT DEVELOPMENTS

A. ***Selected Consolidated Financial Information***. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended September 30, 2006.

The selected financial data should be read in conjunction with the unaudited interim Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

For the Nine months ended September 30:	**2006**	**2005**
Revenue	51,985	31,483
Net income (loss)	(710)	(852)
Earnings (loss) per share – basic	(0.03)	(0.03)
Earnings (loss) per share – fully diluted	(0.02)	(0.03)
For the Period as at:	**September 30, 2006**	**December 31, 2005**
End of period working capital (deficiency)	(9,092)	(8,836)
Total assets	64,656	56,110
Long term debt (2)	29,917	19.420
Total liabilities	58,802	51,324
Share capital (3)	21,467	21,467
Foreign exchange adjustment	(593)	(843)
Deficit	(17,759)	(17,049)

(1) Under Canadian GAAP.
(2) Excludes the current portion of the long-term debt.
(3) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2006			**2005**				**2004**
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$19,633	$17,326	$15,116	$15,952	$12,545	$10,340	$8,598	$7,710
Income (loss) from continuing operations	643	(1,547)	194	(1,325)	(852)	(146)	146	(60)
Net income (loss)	643	(1,547)	194	(1,325)	(852)	(146)	146	(60)
Earnings (loss) per share – basic	0.03	(0.06)	0.01	(0.06)	(0.03)	(0.01)	0.01	Nil
Earnings (loss) per share – diluted	0.02	(0.06)	0.01	(0.05)	(0.03)	(0.01)	0.01	Nil

B. ***Comparison of Results of Operations - Quarter ended September 30, 2006 Compared to Quarter Ended September 30, 2005.***

Revenues for the 3rd quarter 2006 from continuing operations were $19.6 million, an increase of approximately 57% over 2005 revenues from continuing operations of $12.5 million. The growth in revenues is derived primarily from the Company's controlling interests in its Philippine entities. The Philippines had revenues of $6.3 million for the Q3 2006 compared to $1.6 million for the same period last year. This increase in the Philippines is mainly due to the opening of a second casino in the Philippines at Poro Point where revenues have met management's expectations, which had no comparable sales for the same period last year. Additionally, in Q3 2005 revenues from the East Bay Casino in Manila were ramping up slowly and were below managements expectations, revenues for this casino were strong for Q3 2006. Panama also recorded strong revenues for the quarter of $6.2 million compared to $4.7 million for the same period last year due to the expansion of the Panama casinos that were completed in Q4 of 2005. The Company includes its 50% interest in its consolidated financials. Costa Rica and Nicaragua also experienced increased sales in Q3 2006 compared to Q3 2005 due to the expansion of their operations. The operations in Costa Rica increased from 3 casinos and one slot route in Q3 2005 to 4 casinos, 2 slot parlors, and one slot route resulting in 234 table positions and 931 slot machines. Accordingly, the Company's 50% interest in Costa Rica's revenues increased from $1.7 million in Q3 of 2005 to $2.5 million in Q3 2006. Nicaragua revenues were $3.4 million for the quarter compared to $3 million for the same period last year. During Q3 2005 Nicaragua had two casinos, the Camino Real and the Fiesta Casino, which was destroyed by a fire in August 2005 as compared to Q3 of 2006 where Nicaragua had 3 casinos, Pharaohs, Camino Real and a new Casino in the Holiday Inn Select in Managua, which opened May 12, 2006. The Company records 100% of the revenue in Nicaragua and posts a non-controlling interest against profits. Guatemala experienced a decrease in revenues from $1.4 million during Q3 2005 to $1.2 million for Q3 2006. This decrease is due to increased competition; however, management feels that its plans to modernize and upgrade the Company's flagship casino in Guatemala the Camino Real will bolster sales in 2007.

Gaming operations costs increased approximately $2.1 million for the quarter compared to the same period in 2005. This is due primarily to the new development in the Philippines at Poro Point, which accounts for $1.2 million of the increase with no comparable costs for the same period in 2005. The Philippine Manila operation increased $200 thousand due to their increased sales in Q3 2006 compared to Q3 2005. The other $800 thousand of the increase is due to the expansion of the Latin American operations. Panama and Costa Rica increased $600 and $300 thousand, respectively, compared to the same period last year. Guatemala decreased $100 thousand from the $570 thousand reported in Q3 2005 due to its decreased sales for the period.

General and administrative expenses increased approximately $2.3 million in 2006 over the $5.4 million recorded in 2005. The increase is spread across all operations including corporate due to the expansion of the operations and increased corporate infrastructure. The Company's corporate costs increased approximately $400 thousand in Q3 2006 over Q3 2005. The Company increased its Corporate infrastructure in 2006 to better manage its expanded operations, $100 thousand of the increase is attributable to the increased construction management, design and engineering, $300 thousand is due to the expansion of the management team. These increased costs will be charged to the operating entities for corporate services including accounting, marketing, systems management and strategic planning. During Q3 2006 the Company began to charge its Costa Rican and Nicaraguan operations for these services and included charges for previous periods in 2006 of $300 thousand for Nicaragua and $700 thousand for the Company's 50% interest in its Costa Rican operation. The charges for the previous quarters in 2006 placed these two operations in a loss position for the quarter. In addition to the Company's corporate charges, the Nicaraguan operation's G&A costs increased $500 thousand in Q3 2006 over the same period in 2005 for its increased operations versus Costa Rica where the Company's 50% interest in G&A costs only increased $150 thousand in Q3 2006 compared to Q3 2005. The Philippines and the

Company's 50% interest in Panama also had increased G&A costs in Q3 2006 compared to Q3 2005 of $600 and $500 thousand, respectively, each due to the large expansions in Panama and the new casino at Poro Point for the Philippines. The Company's Guatemala operation experienced a minimal increase of $100 thousand over the same period in 2005 due to its expansion of operations.

Project development costs of $517 thousand for the 2006 quarter are $77 thousand from Nicaragua for the opening of the casino in the Holiday Inn Select in Managua, $163 thousand of additional development expenses for the Philippine Poro Point casino, $95 thousand of additional expenses related to Chile and $183 thousand of expenses for future potential developments in the Philippines. During the third quarter for 2005 the $783 thousand in project development expenses relate primarily to development expenses associated with the Company's ongoing efforts in Chile.

Financing costs have increased markedly as a result of the Company's reliance on debt funding for new projects. Management prefers to grow the company by absorbing the relatively short term costs associated with debt funding rather than dilute shareholder interest with equity funding. The charge in the 2006 third quarter was $1.8 million compared to $1.1 million in 2005.

Gain on disposal of equity investment was $nil for the third quarter of 2006 compared to $550 for the same period in 2005. The 2005 gain is exclusively related to the Company's disposal of its interest in the Venezuela operations. The Company received total consideration of $2 million. One million dollars was received in cash at consummation and the balance was secured by a 24 month promissory note with interest, which was paid in full during 2006.

Equity gain in equity investees was $141 thousand for the third quarter of 2006 compared to $36 thousand recorded in the same period in 2005. The amount in 2006 relates exclusively to the Company's equity interest in a Philippine development company. The comparative amount in 2005 relates exclusively to the Company's equity interest in Venezuela prior to its sale in August 2005.

Non-controlling interest for the quarter is related exclusively to the Company's Nicaragua operation. Additionally, the Company has not recorded the minority interest amounts associated with its Philippine operations as there is no liability to the non-controlling parties against which to offset their portion of the losses. As the entity becomes profitable, the Company will take more than its share until the proper equity split is established.

In the third quarter of 2006, the Company achieved Property EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $4.3 million or $0.15 per share compared to $2 million and $0.07 per diluted share for the same period last year. Extraordinary or one-time charges and credits as well as development costs have been excluded from the calculation of the aforementioned Property EBITDA. The Company's diluted earnings per share from continuing operations was $0.02 in Q3 2006 on a net income of $643 thousand compared to losses per diluted share of ($0.03) in Q3 2005 on a net loss of $852 thousand.

C. ***Comparison of Results of Operations – Quarter ended September 30, 2006 Compared to Quarter ended June 30, 2006.***

Revenues for the third quarter 2006 from continuing operations were $19.6 million, an increase of approximately $2.3 million over the previous quarter, or approximately 13%. The growth in revenues over the quarter stems primarily from a full quarter operations in the Philippines Poro Point casino, which generated an increase of approximately $1.8 million. The casino began operations in April 2006. The Company's 50% interest in the Costa Rican and Panama operations both increased $400 thousand for Q3 2006 over Q2 2006, however, the Company's Nicaraguan operations revenues decreased $300 thousand for the quarter due to elections occurring during the period. Guatemala's revenues remained flat from Q2 2006 to Q3 2006.

Gaming operations costs was approximately $7.3 million for the quarter compared to $6.2 million for the previous quarter. This was attributable almost exclusively to the Philippines, Poro Point, casino, which had gaming operation costs of $1.5 million for the quarter compared to $400 thousand in Q2. The increase was primarily due to a full quarter of operation for the casino.

General and administrative expenses increased to approximately $7.8 million for the quarter compared to $6.8 million for the previous quarter. This is due primarily to the first full quarter of operation in the casino Poro Point in the Philippines which incurred G&A expenses of $1.1 million in its first full quarter of operation as compared to $400 thousand recorded in Q2 since opening in April 2006. Panama, Costa Rica and Nicaragua collectively experienced relatively modest increases in G&A of approximately $300 thousand associated with expansion and or improvements, not including corporate charges.

Project development costs for the third quarter were $517 thousand compared to $480 thousand in the second quarter. The project development costs for the 3rd quarter were $77 thousand from Nicaragua for the opening of the casino in the Holiday Inn Select in Managua, $163 thousand of additional development expenses for the Philippine Poro Point casino, $95 thousand of additional expenses related to Chile and $183 thousand of expenses for future potential developments in the Philippines. The Company expects to incur additional costs in future quarters related to projects in the Philippines.

Equity gain in equity investees was $141 thousand for the third quarter of 2006 and $Nil thousand for the second quarter of 2006. The amounts in both quarters relate to the Company's interest in it Philippine development company.

Non-controlling interest in both quarters is related exclusively to the Company's Nicaragua operation.

In the third quarter of 2006, the Company achieved Property EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $4.3 million or $0.15 per diluted share, which was unchanged from the Property EBITDA for Q2. Extraordinary or one-time charges and credits as well as development costs have been excluded from the calculation of the aforementioned Property EBITDA. Basic and diluted earnings per share from continuing operations was $0.02 in Q3 2006 on a net income of $643 thousand compared to loss per share of $0.06 in Q2 2006 on a net loss of $1.5 million.

D. ***Comparison of Results of Operations – Nine months ended September 30, 2006 Compared to Nine Months Ended September 30, 2005.***

Revenues for the nine months of 2006 from continuing operations were $52 million, an increase of approximately 65% over 2005 revenues from continuing operations of $31.5 million. The growth in revenues is derived primarily from the Company's controlling interests in its Philippine entities. The Philippines had revenues of $13.6 million for the nine months in 2006 compared to the $2.2 million recorded for the same period in 2005. The increase is due to the recognition of nine months of revenue from the Manila casino in 2006 compared to four months recorded in 2005 and increased revenue in that location. Additionally, $3.9 million in revenues were generated from the Poro Point casino, which had no comparable sales for the same period last year. The Company's controlling interest Nicaragua had revenues of $10.1 million for the nine months compared to the $7.7 million recorded for the same period last year. The Company records 100% of the revenue and posts a non-controlling interest against profits. The Company's 50% interest in the Panama operation also had strong sales for the period resulting in a $3.9 million increase over the $14 million recorded in 2005. The Company's 50% interest in Costa Rica generated revenues from 4 casinos, 2 slot parlors and a slot route of approximately $6.6 million through nine months of 2006. The comparative number in 2005 was $3.9 million and represents operations from just three casinos and one slot route. The Company's share of revenue growth in its Guatemala casinos contributed approximately $100 thousand more in 2006 than in 2005.

Gaming operations costs increased approximately $7.2 million for the nine months compared to the same period in 2005. This is due primarily to the increased operations in the Philippines, which recorded $6.3 million in 2006 versus $1.8 in 2005, a $4.5 million increase, $1.6 million of the increase is due to the new casino at Poro Point and remaining increase is from the casino in Manila. Also contributing to the increase in gaming operations costs associated with the increased sales in the Latin America entities. The Company's 50% interest in Panama had an increase of $1.7 million over the $5.6 million reported in 2005 and the Company's 50% interest in Costa Rica increased $800 thousand for the first nine months in 2006 over the same period last year. The remaining $200 thousand is associated with Nicaragua and Guatemala.

General and administrative expenses increased approximately $5.9 million in 2006 over the $14.4 million recorded in 2005. The increase in G&A expenses stems primarily from the Philippines, Nicaragua, Panama and Costa Rica operations. The Philippines incurred costs of approximately $4.6 million for its Manila and its Poro Point casinos through September 2006 versus $2 million in 2005 for one casino only operating 5 and ½ months. The Company's controlling interest in Nicaragua's G&A expenses increased $1.5 million, excluding corporate charges, for the first nine months of 2006 over the same period last year due to the expansion of that operation. The Company's 50% interest in both Panama and Costa Rica G&A expenses both increased $600 thousand for the nine months over last year, excluding corporate charges on Costa Rica, also due to their expansions. Guatemala also had a modest increase of $300 thousand for the first nine months of 2006 over the same period last year.

Project development costs of $1.4 million for the first nine months of 2006 are associated with the Company's development efforts in Nicaragua, Philippines, and Chile. In Nicaragua the Company expended $77 thousand for the development of its new casino at the Holiday Inn Select in Managua, In the Philippines the Company expended $590 thousand in development expenses on Poro Point and an additional $180 thousand on other possible Philippine developments. The remaining $550 thousand was spent on its development efforts in Chile. The comparative 2005 expenses of $1.5 million related primarily to development expenses associated with the Company's development efforts in Chile and the Philippines.

Financing costs have increased markedly as a result of the Company's reliance on debt funding for new projects. Management prefers to grow the company by absorbing the relatively short term costs associated with debt funding rather than dilute shareholder interest with equity funding. The charge for nine months in 2006 was approximately $4.5 million compared to $2.1 million in 2005.

Loss on disposal of equity investment was $1.4 million for the nine months of 2006 compared to a gain of $550 for the same period in 2005. The loss for the current period stems from the one time write down of assets for Chile. The comparative 2005 gain is exclusively related to the Company's disposal of its interest in the Venezuela operations, where Company received total consideration of $2 million. One million dollars was received in cash at consummation and the balance was secured by a 24 month promissory note with interest. The Company deferred $852 thousand in gains that was recognized during the fourth quarter of 2005.

Equity gain in equity investees was $141 thousand for the nine months of 2006 compared to $559 thousand recorded in the same period in 2005. The amount in 2006 relates exclusively to the Company's equity interest in a Philippine development company. The comparative 2005 gain relates primarily to the Company's equity interest in Venezuela prior to its sale in August 2005.

Non-controlling interest for the nine months is related exclusively to the Company's Nicaragua operation. Additionally, the Company has not recorded the minority interest amounts associated with its Philippine operations as there is no liability to the non-controlling parties against which to offset their portion of the losses. As the entity becomes profitable, the Company will take more than its share until the proper equity split is established. The comparable 2005 amount is also related to Nicaragua.

For the nine months of 2006, the Company achieved Property EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $12.8 million or $0.45 per diluted share. The Company's comparable performance in 2005 was approximately $5.9 million or $0.21 per share. Extraordinary or one-time charges and credits as well as development costs and minority interests have been excluded from the calculation of the aforementioned Property EBITDA. The Company's basic and diluted loss per share from continuing operations was $0.02 per diluted share for the nine months of 2006 on a net loss of $710 thousand compared to a loss per diluted share of $0.03 in 2005 on a loss of $852 thousand.

E. ***Capital Resources and Liquidity***. Cash provided by continuing operations for the nine months ended September 30, 2006 was $6.1 million, an increase of $4 million when compared to the $2.1 million provided for the same period ended September 30, 2005. Cash and cash equivalents increased to $5.6 million at September 30, 2006 from $2.2 million at December 31, 2005. This increase is due to proceeds from an additional $1.8 million raised to fund further expansion of the Philippines operations, $800 thousand for equipment financing to be used in all countries, and the remaining is unused cash for other on going expansions. The Company's working capital deficiency increased in the third quarter due in part to increased operating liabilities due to the increased operations primarily in the Philippines and Panama. The working capital deficiency increased from $8.9 million at December 31, 2005 to $9.1 million at September 30, 2006. As of June 30, 2006 the working capital deficiency was $7.6 million. This working capital deficiency is due to the funding of project development through debt financing with short repayment terms. The Company has raised sufficient cash to meet the needs of the operations. Total long-term debt and capital lease obligations at December 31, 2005 were $19.6 million and have increased to $29.9 million at September 30, 2006. The reason for the substantial increase is the assumption of additional debt to finance projects in the Philippines, Costa Rica, Panama, Nicaragua and Guatemala.

The Company's assets and liabilities increased at September 30, 2006 to $65 million from the $56.1 million as at December 31, 2005. The increase is attributable to the debt funding raised for projects in the Philippines, Costa Rica, Panama, Nicaragua and Guatemala.

The Company anticipates paying its obligations with its cash flow generated from operations and proceeds from additional debt financing.

The Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of September 30, 2006, the Company had outstanding share options exercisable for up to 2,539,795 common shares at prices ranging from CDN$0.09 to CDN$1.63 per share. If all share options are exercised, to which no assurance can be given, 2,539795 common shares would be issued generating proceeds of approximately CDN$2.3 million.

F. ***Effect of Recent Developments on Operations***

Mexico. The Company previously litigated and failed to prevail on a NAFTA claim against the Government of Mexico claiming its skill game operations were illegally shut down. The Company filed a "Motion to Vacate" the NAFTA tribunal's ruling, which held that the Company was not entitled to any damages; further, that Mexico was entitled to recover approximately $1.25 million of costs from the Company. This Motion to Vacate the NAFTA tribunal's decision is being considered by the U.S. Federal District Court in Washington D.C.

Canada Revenue Agency. The Company's tax returns for 1999, 2001, and 2002 have been audited by Canada Revenue Agency (CRA). The Company has received an assessment of approximately $880,000 for a tax penalty (including interest) claiming the Company failed to report income stemming from Native American settlements in 1999 and 2001. The Company filing an notice of appeal and is vigorously opposing the assessment of the tax penalty taking the position that the income was properly reported in the United States Tax returns upon the advice of its tax preparer.

Brannon vs. International Thunderbird Gaming Corporation and Juegos De Mexico. This suit was filed in San Diego Superior Court. Brannon alleged that the defendants owed his enterprise $350,000 when he sold his interest in the now defunct Mexico operation to Thunderbird's affiliate in Mexico, Juegos de Mexico. Brannon agreed to "stay" the proceedings until resolution of the NAFTA claim. Thunderbird lost the NAFTA case and Brannon resumed the lawsuit. The trial took place in September 2006 and the court ruled against Thunderbird in the amount of $350,000. Judgment was entered against Thunderbird in October 2006. Thunderbird's counsel is of the opinion that an appeal to over turn the judgment is warranted. Thunderbird maintains that the court erred in that while the judgment may have been appropriate against Juegos De Mexico, the judgment should not have been entered against the parent company, (now Thunderbird Resorts Inc.). An appeal will be filed before year end 2006.

G. *Off Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company is committed.

H. *Financial Instruments and Other Instruments*

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

I. *Transactions with Related Parties*

Included in accounts receivable is $3,536,000 (December 2005 - $2,654,000) due from Thunderbird Panama. Also included in accounts receivable is $253,000 (December 2005 - $496,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

Included in accounts receivable is $312,000 (December 2005 - $310,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $424,000 (December 2005 - $312,000) of bonuses payable to the officers included in the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,560,000 (December 2005 - $1,696,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $72,000 (December 2006 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2006 or upon ceasing employment.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

J. *Other MD&A Requirements*

Disclosure of Outstanding Share Capital

	Number	Value*(1)*
Outstanding Common Shares at September 30, 2006	25,194,128	$ 20,659,185
Warrants exercisable	2,345,000	1,922,900
Stock Options exercisable	2,539,795	2,082,632
Balance at September 30, 2006	30,078,923	$ 24,664,717

(1) The closing price of the Company's common shares was US$ 0.82 on September 30, 2006.

Share capital has increased 329,500 shares since December 31, 2005, due to the exercise of stock options. The Company's auditors have not reviewed these statements or the MD&A.

Additional Information

Additional information may be obtained from the Company's AIF or on the Sedar website at: www.sedar.com

Caution: This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs. Property EBITDA (earnings before interest, taxes, depreciation and amortization) consists of Income from operations before depreciation and amortization, write-downs, reserves and recoveries, project opening costs, merger and integration costs, income/(losses) on interests in non-consolidated affiliates and amortization of intangible assets. Property EBITDA is a supplemental financial measure used by management, as well as industry analysts, to evaluate our operations. However, Property EBITDA should not be construed as an alternative to Income from operations (as an indicator of our operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles. All companies do not calculate EBITDA in the same manner. As a result, Property EBITDA as presented by our Company may not be comparable to similarly titled measures presented by other companies.

THUNDERBIRD RESORTS INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

	September 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 5,485	$ 2,239
Accounts receivable	7,475	5,009
Deposits (Note 3)	536	9,087
Prepaid expenses and supplies	3,363	2,675
Current portion of amounts receivable	99	849
Total current assets	16,958	19,859
Restricted cash	2,881	2,019
Amounts receivable (Note 4)	89	108
Investments in and advances to equity investees (Note 5)	732	1,091
Property and equipment	40,706	28,717
Other assets	3,290	4,316
Total assets	$ 64,656	$ 56,110

- continued -

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

	September 30, 2006	December 31, 2005
Continued...		
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 12,551	$ 10,142
Income taxes payable	1,399	926
Current portion of capital lease obligations	125	135
Current portion of loans payable	11,915	17,425
Current portion of other payables	60	67
Total current liabilities	26,050	28,695
Capital lease obligations	144	147
Loans payable	29,917	19,420
Other payables (Note 6)	1,874	2,257
Future income taxes	817	805
Total liabilities	58,802	51,324
Non-controlling interest	2,204	923
Shareholders' equity		
Share capital	21,467	21,467
Contributed surplus	535	288
Deficit	(17,759)	(17,049)
Foreign exchange adjustment	(593)	(843)
Total shareholders' equity	3,650	3,863
Total liabilities and shareholders' equity	$ 64,656	$ 56,110

Nature of operations (Note 1)

On behalf of the Board:

_______________ Director _______________ Director

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States Dollars)

	Nine Months ended September 30,		Three Months ended September 30,	
	2006	2005	2006	2005
REVENUE				
Gaming operations	$ 51,985	$ 31,483	$ 19,633	$ 12,545
COSTS AND EXPENSES				
Gaming operations	19,167	13,490	7,352	5,273
General and administrative	20,254	12,842	7,764	5,404
Project development	1,395	1,532	517	783
Depreciation and Amortization	3,734	1,976	1,516	766
Financing costs	4,524	2,066	1,820	1,103
Gain on disposal of equity investment	1,443	(550)	32	(550)
Equity gain in equity investees (Note 5)	(141)	(559)	(141)	(36)
	50,376	30,797	18,860	12,743
Income (loss) before income taxes	1,609	686	773	(198)
Income taxes				
Current	1,271	694	50	265
Future	438	93	143	41
	1,709	787	193	306
Income (loss) from continuing operations before non-controlling interest	(100)	(101)	580	(504)
Non-controlling interest	610	751	(63)	348
Net income (loss) for the period	(710)	(852)	643	(852)
Deficit, beginning of year	(17,049)	(14,906)	(17,049)	(14,906)
Deficit, end of year	$ (17,759)	$ (15,758)	$ (17,759)	$ (15,758)
Basic earnings (loss) per share (Note 7)	$ (0.03)	$ (0.03)	$ 0.03	$ (0.03)
Diluted earnings (loss) per share (Note 7)	$ (0.02)	$ (0.03)	$ 0.02	$ (0.03)

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS INC.
UNAUDITED INTEIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

	Nine Months ended September 30, 2006	Nine Months ended September 30, 2005	Three Months ended September 30, 2006	Three Months ended September 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ (710)	$ (852)	$ 643	$ (852)
Items not affecting cash:				
Amortization	3,734	1,976	1,516	766
Equity gain in equity investments	(141)	(559)	(141)	(36)
Gain from disposal of equity investment	1,443	(550)	41	(550)
Future income taxes	438	93	143	41
Non-controlling interest	610	751	(63)	348
Stock-based compensation	239	-	239	-
Other	(119)	244	(492)	72
Changes in non-cash working capital items:				
Increase in accounts receivable	(2,505)	(2,359)	(1,766)	(105)
Decrease (increase) in inventories and prepaid expenses	175	(947)	318	(1,414)
Increase (decrease) in accounts payable and accrued liabilities	2,265	3,790	3,337	2,451
Decrease in income taxes payable	498	(260)	(77)	(93)
Increase in other liabilities	230	766	708	750
Net cash provided by operating activities	6,157	2,093	4,406	1,378
CASH FLOWS FROM INVESTING ACTIVITIES				
Loans receivable, net	769	(841)	15	(960)
Expenditures on capital assets, net	(15,490)	(13,369)	(5,498)	(4,085)
Proceeds on sale of equity investment	-	1,000	-	1,000
Investment in and advances to equity investees	(1,087)	641	47	(141)
(Increase) decrease in restricted cash	(862)	213	(438)	219
Decrease in other assets	-	13	(80)	14
Net cash used in investing activities	(16,670)	(12,343)	(5,954)	(3,953)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net proceeds from issuance of common shares	8	180	-	163
Loans payable	20,109	22,107	6,342	14,719
Funding of cash deposits	8,501	(8,400)	8,501	(8,400)
Repayment of loans and leases payable	(15,109)	(3,059)	(11,679)	(1,392)
Net cash provided by financing activities	13,509	10,828	3,164	5,090

- continued -

THUNDERBIRD RESORTS INC.
UNAUDITED INTEIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

	Nine Months ended September 30,		Three Months ended September 30,	
	2006	2005	2006	2005
Continued ...				
Effect of foreign exchange on cash and cash equivalents	250	(123)	228	(17)
Change in cash and cash equivalents during the period	3,246	455	1,844	2,498
Cash and cash equivalents, beginning of period	2,239	5,767	3,641	3,724
Cash and cash equivalents, end of period	$ 5,485	$ 6,222	$ 5,485	$ 6,222
Supplemental disclosure with respect to cash flows:				
Interest paid	$ 4,488	$ 1,794	$ 1,810	$ 735
Income taxes paid	1,224	880	217	160

See accompanying notes to these unaudited interim consolidated financial statements.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

1. NATURE OF OPERATIONS

Thunderbird Resorts Inc.'s (the "Company") primary business activity is the provision of services to the gaming industry located in the Republic of Panama, Guatemala, Nicaragua, Costa Rica and the Philippines. The Company currently manages twenty-two casinos in these locations.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. DEPOSITS

During 2005 the Company had deposited with various banks amounts needed to secure necessary bonds required for its submission of bids in Chile. The Company lost is fight to be a part of the bid process in the second quarter of 2006. All of the bonds were released and corresponding deposits were refunded in Q3 except for $536 thousand. The remaining $536 thousand will be released on November 30th, 2006 and the remaining deposits will be released. The debt instruments with private investors and bank notes used to secure the funds for the deposits have also been released proportionately with the release of the bonds.

4. AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	September 30, 2006	December 31, 2005
The Fantasy Group S.A.	$ 102	$ 130
New Tides CV	-	740
Hopland Band of Pomo Indians	-	49
Other	86	38
	188	957
Current portion of amounts receivable	(99)	(849)
	$ 89	$ 108

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

5. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company managed operations at one gaming operation in Venezuela, managed operations in various skill game locations in Mexico. The Company has an equity interest in a property and development company in the Philippines as well as an equity interest of a slot route in Nicaragua through its Buena Esperanza Limitada entity. The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:

	September 30, 2006				
	Philippines	Mexico	Venezuela	Other	Total
Investment and advances	$ 476	$ 1,781	($ 283)	$ 180	$ 2,154
Gain (loss / write-down) of equity investment	-	(1,781)	359	-	(1,422)
	$ 476	$ -	$ 76	$ 180	$ 732

	December 31, 2005				
	Philippines	Mexico	Venezuela	Other	Total
Investment and advances	$ 829	$ 1,743	($ 229)	$ 118	$ 2,461
Gain (loss / write-down) of equity investment	-	(1,743)	373	-	(1,370)
	$ 829	$ -	$ 144	$ 118	$ 1,091

6. OTHER PAYABLES

	September 30, 2006	December 31, 2005
Support Consultants, Inc.	$ -	$ 7
Former directors and former associated companies	225	265
Due to related parties	474	705
Other	1,235	1,347
	1,934	2,324
Current portion of other payables	(60)	(67)
	$ 1,874	$ 2,257

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

7. EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	September 30, 2006	September 30, 2005
Weighted average shares used in computation of basic earnings per share	25,226	24,609
Effect of diluted securities		
Stock options and warrants	3,278	3,420
Weighted average shares used in computation of diluted earnings per share	28,504	28,029
Net income (loss) for the period	$ (710)	$ (852)

8. SEGMENTED INFORMATION

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments.

Nine moths ended September 30, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 17,976	$ 3,592	$ 10,123	$ 6,564	$ 13,627	$ 103	$ 51,985
Amortization	1,669	182	297	456	1,067	63	3,734
Income tax expense	583	145	578	(36)	-	439	1,709
Net income (loss) from continuing operations	1,489	399	675	(447)	(253)	(2,573)	(710)
Segment assets	16,816	3,574	7,116	7,321	12,998	16,831	64,656

Nine moths ended September 30, 2005	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 14,033	$ 3,480	$ 7,679	$ 3,938	$ 2,148	$ 205	$ 31,483
Amortization	1,264	103	152	231	188	38	1,976
Income tax expense	332	183	95	84	-	93	787
Net income (loss) from continuing operations	832	888	834	196	(2,470)	(1,132)	(852)
Segment assets	13,799	1,269	4,896	4,705	17,322	12,425	54,416

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

8. SEGMENTED INFORMATION (cont'd...)

Three moths ended September 30, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 6,172	$ 1,184	$ 3,425	$ 2,539	$ 6,252	$ 61	$ 19,633
Amortization	546	61	145	241	501	22	1,516
Income tax expense	185	49	31	(216)	-	143	192
Net income (loss) from continuing operations	469	109	(70)	(612)	499	248	643

Three months ended September 30, 2005	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 4,678	$ 1,446	$ 3,017	$ 1,702	$ 1,596	$ 106	$ 12,545
Amortization	399	44	60	155	105	3	766
Income tax expense	107	73	32	54	-	40	306
Net income (loss) from continuing operations	262	429	388	124	(1,725)	(330)	(852)

Geographic information as at September 30, 2006:

September 30, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
Revenue	$ 17,976	$ 3,592	$ 10,123	$ 6,564	$ 13,627	$ 103	$ 51,985
Property and Equipment	11,944	3,045	4,744	5,852	14,097	1,024	40,706

Geographic information as at September 30, 2005:

September 30, 2005	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
Revenue	$ 14,033	$ 3,480	$ 7,679	$ 3,938	$ 2,148	$ 205	$ 31,483
Property and Equipment	9,069	838	4,037	3,868	6,287	178	24,277

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2006:

Mexico. The Company previously litigated and failed to prevail on a NAFTA claim against the Government of Mexico claiming its skill game operations were illegally shut down. The Company filed a "Motion to Vacate" the NAFTA tribunal's ruling, which held that the Company was not entitled to any damages; further, that Mexico was entitled to recover approximately $1.25 million of costs from the Company. This Motion to Vacate the NAFTA tribunal's decision is being considered by the U.S. Federal District Court in Washington D.C.

Canada Revenue Agency. The Company's tax returns for 1999, 2001, and 2002 have been audited by Canada Revenue Agency (CRA). The Company has received an assessment of approximately $880,000 for a tax penalty (including interest) claiming the Company failed to report income stemming from Native American settlements in 1999 and 2001. The Company is filing a notice of appeal and is vigorously opposing the assessment of the tax penalty taking the position that the income was properly reported in the United States tax returns upon the advice of its tax preparer.

Brannon vs. International Thunderbird Gaming Corporation and Juegos De Mexico. This suit was filed in San Diego Superior Court. Brannon alleged that the defendants owed his enterprise $350,000 when he sold his interest in the now defunct Mexico operation to Thunderbird's affiliate in Mexico, Juegos de Mexico. Brannon agreed to "stay" the proceedings until resolution of the NAFTA claim. Thunderbird lost the NAFTA case and Brannon resumed the lawsuit. The trial took place in September 2006 and the court ruled against Thunderbird in the amount of $350,000. Judgment was entered against Thunderbird in October 2006. Thunderbird's counsel is of the opinion that an appeal to over turn the judgment is warranted. Thunderbird maintains that the court erred in that while the judgment may have been appropriate against Juegos De Mexico, the judgment should not have been entered against the parent company, (now Thunderbird Resorts Inc.). An appeal will be filed before year end 2006.

10. COMPARATIVE FIGURES

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

These interim financial statements have not been reviewed by our auditor, Davidson & Company, Chartered Accountants. These interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada.

CEO & CFO Certification:

Pursuant to the applicable Canadian requirement, effective with the first quarterly filings in 2004, we the undersigned, collectively and individually, do hereby certify that to the best of our respective knowledge, these unaudited interim financial statements, as well as the associated MD&A, together with documents incorporated by reference, do not contain misrepresentation and fairly present in all material respects the Company's financial condition, results of operations and cash flows as of and for the periods presented in the filing.

Jack R. Mitchell	**Michael G. Fox**
CEO & President	**CFO**

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

November 6, 2006

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

November 6, 2006, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
6th day of November, 2006.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

FOR IMMEDIATE RELEASE **November 6, 2006**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext.206
e-mail: info@thunderbirdgaming.com

Thunderbird Resorts Reports Third Quarter Results; Revenues, Property EBITDA Hit Records

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) today reported the following financial results for the 2006 third quarter. All figures are in US dollars:

- Revenues rise 57% to third-quarter record $19.6 million
- Property EBITDA climbs to third-quarter record $4.3 million, EPS from Continuing Operations improves to $0.02 cents
- Panama expansions on existing locations results in a 47% increase in revenues
- Thunderbird's Philippines operations are now meeting management expectations
- The Company continues to build a strong market position in the Central American market while considering select expansion opportunities in the Southeast and Central Asian markets

Summary: THUNDERBIRD RESORTS, INC: COMPANY WIDE RESULTS
(In thousands, except per share amounts)

	2006 Third Quarter	2005 Third Quarter	Percent Increase (Decrease)
Revenues	$19,633	$12,545	57%
Property EBITDA	$ 4,300	$ 2,000	115%
EPS from Continuing Operations	$ 0.02	$(0.03)	166%

"Property EBITDA" is not a Generally Accepted Accounting Principle but is commonly used in the gaming industry as a measure of performance and as a basis for valuation of gaming companies.

On a GAAP basis, third quarter income from continuing operations were $643 thousand, up 175% from a loss of $852 thousand in the 2005 third quarter. Diluted earnings per share from continuing operations were $0.02 cents, an increase of 166% from the loss of $0.03 cents achieved in the year-ago quarter.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

For a more detailed analysis of the results for the period, please review the MD&A at the Company's website or the CNQ website.

In Panama, the Company's 50% interest produced 2006 third quarter revenues of $6.2 million which was a 32% increase over $4.7 million for the same period last year. Net income for Panama was $469 thousand for the third quarter in 2006 which was a 79% increase over the $262 thousand for the same period last year. This increase can be attributed to expansion of the casinos that occurred at the end of 2005. We expect continued measured expansions to better serve our clients and to serve niche markets as opportunities allow.

In Guatemala, where Thunderbird reports 100% of the operational results, revenues for the third quarter decreased 18% over the same period in 2005 to $1.2 million. The Company is experiencing new competition which has slightly impacted revenue, albeit we remain the market share leader. Thunderbird now has three video lottery parlors in Guatemala and is continuing to invest in the market.

In Nicaragua, where Thunderbird reports 100% of the operational results, the Pharaohs Casinos located in the Camino Real, Holiday Inn and on Carretera Masaya generated strong revenues of $3.4 million for third quarter of 2006 compared to the $3 million generated from Pharaohs Carretera Masaya, Pharaohs Camino Real and the Fiesta Casino at the Hotel Crowne Plaza for the same period in 2005. The Fiesta Casino closed due to a fire in the Hotel Crowne Plaza in August 2005. The Company is currently constructing a new Pharaohs Casino in Managua which is scheduled to open in mid-2007. The Company owns the real estate where this project is located and has sufficient land to build a hotel in the future if so desired. The Company has negotiated additional land acquisitions and owns one of the best sites in Managua, where it plans to begin development of a hotel and casino next year. This project will change the standard for recreational projects of this type in Nicaragua.

In Costa Rica, the Company's 50% interest in revenues was $2.5 million for the third quarter in 2006 compared to $1.7 million for the same period last year. The operation has significantly increased in size and is still expanding. The operations generated net income of $88 thousand for the period, not including corporate charges of $700 thousand, compared to $124 thousand for the same period last year. The Company has opened 2 new slot parlor locations and has others under development. The Company's 22 acre Tres Rios resort project in the suburbs of eastern San Jose continues towards an early 2007 groundbreaking and will feature a resort hotel and spa, an event center and a "branded" casino. Other resort amenities include commercial and residential lots surrounded by a nature preserve that has been carefully integrated into the overall project. Several more casinos and slot parlor locations are under negotiation.

In the Philippines, the Fiesta Casino- Rizal near Manila and the Fiesta Casino-Poro Point revenue numbers continue to meet management expectations. Both the Fiesta Casinos at Rizal and Poro Point are meeting the Company's mission to create genuine value for the Filipino community and for our employees and shareholders by offering customers dynamic, themed and integrated entertainment venues.

Name change: The Company's shareholders voted nearly unanimously to approve the name change for the Company from Thunderbird Resorts Inc. to Bash Resorts Inc. The Company's board has determined that the name "Bash Resorts" is better suited as a regional brand name as opposed to a change in the corporate name.

Continuance of Company Charter from Yukon Canada to the British Virgin Islands: The Company's shareholders voted nearly unanimously in favor of continuing the Company's charter from the Yukon, Canada to the British Virgin Islands. The Company has formally continued its corporate charter into the BVI effective October 6, 2006 and is now in the process of filing "discontinuation documents" with the

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

Yukon Registrar. As disclosed in the Company's "Special Meeting Circular", Thunderbird does not carry on business nor have any material assets in Canada and does not plan to commence business operations in Canada in the future. Since 1997, Thunderbird has developed 23 branded casino and video lottery projects outside of Canada. The Company continues its focus on international development plans. It believes that the greatest opportunity to increase the Company value occurs in "developing markets". The Company has created a development team based in Manila, Philippines that is working on opportunities in the Southeastern and Central Asian region, where negotiations on certain projects are underway. The Company has expanded its development strategy to include hotels and recreational amenities in many of its new projects. This strategy should create a significant asset base over time.

Thunderbird Resorts, Inc. is a leading international provider of branded casino entertainment through operating subsidiaries. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansions and acquisitions. Thunderbird Resorts is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: The Q3 interim financial statements have not been reviewed by the Company's outside auditor. This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities. Included in this press release are certain "non-GAAP financial measures," which are measures of Thunderbird's historical or estimated future performance that are different from measures calculated and presented in accordance with GAAP, within the meaning of applicable CNQ rules, that are useful to investors. These measures include (i) Property EBITDA These measures are not Generally Accepted Accounting Principles measurements but are commonly used in the gaming industry as measures of performance and as bases for valuation of gaming companies. Depreciation and amortization are non-cash items; consequently, management and many analysts believe the presentation of Property EBITDA is useful to management and to investors. Property EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, equity in earnings of affiliates, minority interests, development costs, and gain on refinancing and discontinued operations. The Company believes Property EBITDA provides useful information to investors regarding the Company's financial condition and results of operations because Property EBITDA is useful for evaluating performance and capacity to incur and service debt and to fund capital expenditures. Management also uses Property EBITDA as one measure in determining the value of acquisitions and dispositions.

Form 52-109F2 ***Certification of Interim Filings***

I, Jack R. Mitchell, Chief Executive Officer and President of Thunderbird Resorts, Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunderbird Resorts, Inc.**, (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 11, 2006

Jack R Mitchell

Jack R. Mitchell
President and CEO

Form 52-109F2 *Certification of Interim Filings*

I, **Michael G. Fox , Chief Financial Officer of Thunderbird Resorts, Inc.** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunderbird Resorts, Inc.**, (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 11, 2006

Michael G. Fox
CFO

PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

September 06, 2006

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE: THUNDERBIRD RESORTS, INC. (the "Company")
MAILING ON SEPTEMBER 5, 2006

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company. However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Information Circular
- Notice of Meeting
- Proxy

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

"YASMIN JUMA"

YASMIN JUMA

cc: Ontario Securities Commission

cc: THUNDERBIRD RESORTS, INC.
cc: MCCARTHY TETRAULT.
cc: OLIVA SAHMEL & GODDARD

Proxy

SPECIAL MEETING OF SHAREHOLDERS OF

THUNDERBIRD RESORTS INC.

TO BE HELD AT 12155 Dearborn Place, Poway, California, 92064, USA ON FRIDAY, SEPTEMBER 29, 2006, AT 9:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, JACK R. MITCHELL, a Director of the Company, or failing this person, ALBERT W. ATALLAH, a Director of the Company, or in the place of the foregoing, __________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To approve by special resolution the Continuance of the Company to the British Virgin Islands ("BVI")			
2. To approve by special resolution the adoption of new Charter documents on Continuance of the Company to the BVI			
3. To approve by special resolution the change of the name of the Company to "Bash Resorts, Inc."			
4. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			

SHAREHOLDER SIGN HERE: ____________________

DATE SIGNED: ____________________

THIS FORM MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 510 Burrard St., 3rd Floor, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

THUNDERBIRD RESORTS, INC.

NOTICE OF MEETING
AND
MANAGEMENT
INFORMATION CIRCULAR

FOR

SPECIAL MEETING
OF SHAREHOLDERS

To Be Held On

September 29, 2006
9:00 a.m.

In

Poway, California

THUNDERBIRD RESORTS, INC.

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the special meeting of the shareholders (the "**Meeting**") of Thunderbird Resorts, Inc. ("**Thunderbird**") will be held at 12155 Dearborn Place, Poway, California, 92064, on Friday, September 29, 2006, at the hour of 9:00 a.m., Pacific Standard time, for the following purposes:

1. To consider and, if thought advisable, to pass a special resolution to approve the continuance of Thunderbird's corporate status from the Yukon to British Virgin Islands. Pursuant to section 191 of the Yukon *Business Corporations Act,* R.S.Y. 2002, c. 20, shareholders have a right of dissent and the right to be paid the fair value of their shares if they properly exercise such right of dissent;
2. To consider and, if thought advisable, to pass a special resolution adopting new charter document (memorandum and articles) of Thunderbird on continuance to British Virgin Islands;
3. To consider and, if thought advisable, to pass a special resolution to change the name of Thunderbird to "Bash Resorts, Inc." or other name designated by the Board of Directors in their sole discretion.
4. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

This Notice is accompanied by a form of Proxy and Management Information Circular, which sets forth the details of the matters proposed to be put before the meeting. Holders of record of common shares at the close of business on August 25, 2006 are entitled to receive notice of the meeting and will be entitled to vote the common shares except to the extent that (i) the shareholder has transferred any such shares since the close of business on August 25, 2006, and (ii) the transferee of such shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten (10) days before the meeting, by written notice to Thunderbird, that the transferee's name be included on the list of holders of shares entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the meeting.

DATED this 1st, day of September, 2006.

BY ORDER OF THE BOARD OF DIRECTORS,

Jack R. Mitchell
President and Chief Executive Officer

If you cannot be present to vote in person at the Meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided. Reference is made to the accompanying Management Information Circular for further information regarding completion and use of the proxy and other information pertaining to the Meeting.

TABLE OF CONTENTS

THUNDERBIRD RESORTS, INC.
INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular, dated as of September 1, 2006, is furnished in connection with the solicitation of proxies by the management of Thunderbird Resorts, Inc. ("Thunderbird") for use at the Annual and Special General Meeting of the Shareholders of Thunderbird (the "Meeting") to be held on Friday, September 29, 2006 at the place and time and for the purpose set forth in the Notice of Special Meeting and at any adjournments thereof. Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by directors, officers or regular employees of Thunderbird. The cost of any solicitation will be borne by Thunderbird.

Who Can Vote, Record Date and Voting Shares

The Board of Directors of Thunderbird has fixed the close of business on August 25, 2006 as the record date for the purposes of determining the holders of common shares entitled to receive notice of and to vote at the Meeting (the "**Record Date**"). In accordance with the provisions of the Yukon *Business Corporations Act, R.S.Y. 2002, c. 20,* as amended, Thunderbird has requested its transfer agent to prepare a list of the holders of common shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his or her name on the list at the Meeting, except to the extent that:

(a) the Shareholder has transferred any of his or her common shares after the date on which the list was prepared; and

(b) the transferee of those common shares produces properly endorsed share certificates or otherwise establishes that he or she owns such common shares and demands not later than ten (10) days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her common shares at the Meeting.

As of the Record Date, Thunderbird had 25,122,128 common shares ("**Common Shares**") issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. In order to be effective, each ordinary resolution to be submitted to Shareholders at the Meeting must be approved by the affirmative vote of at least 50% plus one of the votes cast thereon and each special resolution must be approved by the affirmative vote of at least 66% of the votes cast thereon.

How You Can Vote

If you are a registered shareholder (i.e. your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this management proxy Information Circular.

Appointment of Proxyholder

The persons named in the accompanying form of proxy are the President and Director, or failing him, a representative of Thunderbird. You may also appoint some other person (who need not be a shareholder of Thunderbird) to represent you at the Meeting either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet.

Submitting a proxy by mail or fax or over the Internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of Thunderbird named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must, then, be returned to Thunderbird's transfer agent, Pacific Corporate Trust Company, by fax: (604) 689-8144, by mail or by hand at their offices at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, at anytime, up to and including 2:00 p.m. (Pacific Coastal Time) on September 27, 2006.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone require a touch-tone telephone. The telephone number to call is 1-888-835-8683. Shareholders must follow the instructions, use the form of proxy received from Thunderbird and provide the ID and Code numbers located beside their name on the proxy form on the lower left-hand side. If the ID and Code numbers are not on the proxy form, they will be on the back of the flyer enclosed with this Information Circular. Instructions are then conveyed by use of the touch-tone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the website: http: //www. stocktronics.com/webvote.

Registered shareholders must then follow the instructions and refer to the proxy form received from Thunderbird which contains the ID and Code numbers, located on the proxy form. Voting instructions are then conveyed electronically by the shareholder to Thunderbird over the Internet.

Non-registered shareholders, that is, those whose shares are held in "nominee" name, usually banks, trust companies, securities brokers or other financial institutions, will be provided with voting instructions by the nominee. Please see further instructions above under the heading "Advice to Beneficial Holders of Common Shares" below.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of Thunderbird, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (the "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of Thunderbird as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of Thunderbird. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Thunderbird. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("**ADP**") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent), in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request, in writing, that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

Revocation of Proxies

You may revoke your proxy by:

- delivering, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, a written notice of revocation duly executed to Pacific Corporate Trust Company at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9 or to the head offices of Thunderbird at 12155 Dearborn Place, Poway, California, 92064; or
- advising the Chairman of the Meeting that you are voting in person at the Meeting; or
- any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

- each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors;
- any amendment to or variation of any matter identified in the proxy; and
- any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your shares will be voted for the approval of such matter.

As of the date of this Information Circular, management of Thunderbird knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee intends to vote thereon, in accordance with the nominee's best judgment.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Thunderbird. All costs of this solicitation will be borne by Thunderbird.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and officers of Thunderbird, as of the date of this Information Circular, the only persons or companies who beneficially own, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of Thunderbird are as follows:

Shares Owned Name and Municipality of Residence	No. of Common Shares Outstanding or Controlled	Percentage of Common Shares[(1)]
CDS & Co. NCI Account 25 The Esplande P.O. Box 1038 STN A Toronto, Ontario M5W 1G5[(2)]	18,099,514	72%

Notes: (1) Based on 25,122,128 shares of common stock issued and outstanding as of August 25, 2006.
(2) CDS & Co. is a depositary trust company for various Canadian brokerage firms.

The only shares issued and outstanding in the capital of Thunderbird are the Common Shares. As of the Record Date, the directors and senior officers, as a group, beneficially own, directly or indirectly, and control 2,870,132 common Shares which represents approximately 11.5%of the issued Common Shares of Thunderbird. These directors and officers also hold stock options exercisable for up to 1,646,046 additional common shares of Thunderbird.

The directors and senior officers of Thunderbird have no knowledge of any other person who beneficially owns, directly or indirectly, voting securities of Thunderbird carrying more than 10% of the voting rights attached to all securities of Thunderbird. However, this information is not reasonably within the power of the directors and senior officers to ascertain or procure for a number of reasons, including the fact that many persons who appear as registered shareholders are in fact not the beneficial holders of the shares and many persons who become beneficial owners of Thunderbird's shares do not register such shares in their name.

BUSINESS OF THE MEETING

1. Continuance under the BVI Business Companies Act 2004

General

Under the Yukon *Business Corporations Act, R.S.Y. 2002, c. 20, as amended* (the "**YBCA**"), to continue Thunderbird into British Virgin Islands, shareholders holding a two-thirds (2/3) majority of the votes must approve a special resolution for continuation of Thunderbird into British Virgin Islands. The Board of Directors, in their sole discretion, retains the option not to proceed with the Continuance of Thunderbird and without seeking further shareholders' approval to not proceed with the continuance, if they determine it not to be in Thunderbird's best interests.

The text of the proposed resolution approving the Continuance (the "**Continuance Resolution**") is set forth in this Information Circular under the heading "Shareholder Approval of Continuance".

If the Continuance Resolution is not approved by the shareholders at the Meeting, Thunderbird will remain a Yukon company.

Existing Corporate Structure and Background

Thunderbird was incorporated under the laws of the Province of British Columbia on September 4, 1987 under the name "Winters Gold Hedley Ltd.". On August 26, 1993, Thunderbird changed its name to "Regal Gold Corporation" and consolidated its share capital on a 2.5:1 basis. On June 23, 1994, Thunderbird changed its name to "International Thunderbird Gaming Corporation" and updated its articles. Thunderbird continued into the Yukon on February 5, 1999. On July 12, 2005, Thunderbird changed its name to "Thunderbird Resorts, Inc."

The registered office of Thunderbird in the Yukon is located at the law offices of Lackowicz, Shier & Hoffman, Suite 300 – 204 Black Street, Whitehorse, Yukon Y1A 2M9. The head office of Thunderbird is in California at , 12155 Dearborn Place, Poway, California, 92064. Thunderbird desires to change its legal residency from Yukon to British Virgin Islands by continuing under the BVI Business *Companies Act, 2004, as amended* (the "**BVICA**") and to change its registered office from Yukon to British Virgin Islands (the "**Continuance**").

Reasons for Continuance

The Board of Directors of Thunderbird originally looked into continuing Thunderbird into Bermuda and went so far as to obtain shareholder approval for this move. The approval provided by the shareholders of Thunderbird was subject to the discretion of the Board of Directors. Bermuda was originally put forward by a number of experts the Board of Directors consulted with as a desirable corporate location. On further examination, however, the Board of Directors determined that Bermuda was an unsuitable jurisdiction for Thunderbird based on Thunderbird's business operations and future growth plans as placed against Bermuda's existing corporate, taxation and legal environment. It became obvious to the Board of Directors as they became familiar with Bermuda's legislation that the right jurisdiction for Thunderbird was the British Virgin Islands and not Bermuda. Thunderbird currently has a number of subsidiary companies located in the British Virgin Islands and as a result the Board of Directors is very familiar with the corporate and legal environment in the British Virgin Islands. Thunderbird would be able to benefit from the tax and regulatory advantages of being outside of Canada by continuing Thunderbird to the British Virgin Islands, but without some of the problems which became evident on closer examination presented by Bermuda.

The reasons for leaving Canada remain the same. Thunderbird does not carry on business nor have any material assets in Canada and does not plan to commence business operations in Canada in the future. Thunderbird's principal business operations are located in Latin America (Costa Rica, Guatemala, Nicaragua, and Panama), and the Philippines. The majority of Thunderbird's board members are located outside of Canada. Since 1997, Thunderbird has developed approximately 22 video lottery and casino gaming projects outside of Canada. Thunderbird's business plan is to continue to expand on its past success by designing, developing and operating recreational properties anchored by casinos in new and existing markets.

Under existing Canadian tax law, domestic corporations such as Thunderbird incur corporate income tax on their worldwide net income. After the Continuation, we will be taxable in Canada only on that portion of our worldwide income that is attributable to Canada or our Canadian subsidiaries. As a British Virgin Islands company we will not be subject to Canadian income tax on capital gains, interest income or dividend income earned outside of Canada.

At this time, the Board of Directors believes Thunderbird is able to continue into British Virgin Islands with minimal or no corporate tax cost because Thunderbird has minimal earnings and profits both for the current year and for the period since Thunderbird's inception on a cumulative basis.

By continuing into British Virgin Islands under the BVICA, Thunderbird will be able to take advantage of the favorable tax treatment accorded to non-resident exempt companies under British Virgin Islands law. At the present time, there is no British Virgin Islands income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a British Virgin Islands exempted company or its shareholders, other than shareholders ordinarily resident in British Virgin Islands.

The reorganization will offer Thunderbird greater flexibility in structuring international business activities. For example, Thunderbird's ability to pursue business combinations with non-Canadian entities, including British Virgin Islands companies, may be enhanced.

Thunderbird's shares may become more attractive to non-Canadian and non-U.S. investors, and our visibility among the investment banking community may increase due to the perception of our enhanced tax and corporate structure.

The British Virgin Islands has a long history of political and economic stability. The legal system in British Virgin Islands is based on the English common law system and the corporate statue is similar in substance to those found elsewhere in North America.

Corporate Effect of Continuance

On completion of the Continuance, the YBCA will cease to apply to Thunderbird and Thunderbird will thereupon become subject to the BVICA, as if it had been originally incorporated as a British Virgin Islands company. The registered office of Thunderbird will be located in British Virgin Islands following the Continuance. Further, on Continuation into British Virgin Islands:

(a) all shares in Thunderbird that were outstanding prior to the issue by the Registrar of Companies of a Certificate of Continuation shall be deemed to have been issued in conformity with the BVICA;
(b) the property of Thunderbird continues to be the property of Thunderbird;
(c) Thunderbird continues to be liable for its preexisting obligations;
(d) any existing cause of action, claim or liability to prosecution against Thunderbird is unaffected;
(e) any civil, criminal or administrative action or proceeding pending by or against Thunderbird may be continued by or against Thunderbird; and
(f) any conviction against, or any ruling, order or judgment in favor of or against Thunderbird may be enforced by or against Thunderbird.

(s. 183 of the BVICA)

The Continuance will not affect Thunderbird's status as a listed company on the CNQ or on the Frankfurt Stock Exchange, or as a reporting issuer under the securities legislation of Ontario, Yukon, and British Columbia, and Thunderbird will remain subject to the requirements of such legislation.

Timing of the Continuance

The Continuance will not become effective until the Continuance documents have been sent to the Registrar under the BVICA and a Certificate of Discontinuance has been issued in accordance with the YBCA. If the Continuance Resolution is passed, management of Thunderbird intends to file the necessary documents to affect the Continuance within the year immediately following the approval of the Continuance Resolution.

Notwithstanding the approval of the Continuance Resolution, the directors of Thunderbird may abandon such application without further approval of the shareholders at any time prior to the issuance of the Certificate of Continuance under the BVICA, for any valid reason such as substantial cost to it as a result of the exercise of dissent rights by shareholders.

Corporate Governance Differences between Yukon and British Virgin Islands

In general terms, while the corporate laws of Yukon and British Virgin Islands have a number of characteristics in common, they differ in certain respects. For example, certain shareholder remedies are different and requirements relating to corporate names, authorized capital, dissent rights and the location of meetings are not the same. There is also a difference in the concept of "special resolution". Special resolutions under the YBCA require a two-thirds majority vote of the votes cast by the shareholders, voting in person or by proxy, at a general meeting. Under the BVICA, all resolutions are passed by a 50% majority unless otherwise required in the memorandum or articles of the company. Some of the more important differences between the two jurisdictions are hereafter discussed in further detail.

This summary is not an exhaustive review of the two statutes and is of a general nature only. This summary is not intended to be, and should not be construed as, legal advice to any particular holder of Common Shares and accordingly, shareholders should consult their own legal advisors with respect to the corporate law consequences arising from the Continuance.

Yukon	**British Virgin Islands**
Annual General Meetings of Shareholders	
Under s. 134 of the YBCA an annual general meeting of shareholders generally must be held every fifteen months.	The BVICA does not require that a corporation hold an annual general meeting of its shareholders.. Thunderbird's new Articles to be adopted on Continuation require Thunderbird to hold an annual meeting of shareholders to receive the financial statements for the year, elect directors, and appoint an auditor for the ensuing year.
Special Meeting of Shareholders	
A special shareholders meeting of shareholders may be convened by the directors at any time; or on the request of shareholders holding at least 5% of the shares of the company carrying the right to vote at shareholders' meetings. (s.134(b) and s.144 of the YBCA)	The BVICA does not have a separate provision dealing with calling a special shareholder meeting. A meeting of shareholders may at any time be convened by the board of directors; or by such person as authorized by the memorandum or articles of the company; or on the request of shareholders holding at least 30% of the shares carrying the right to vote on the matter to be put forward at such a meeting. (s.82(1) and 82(2) of the BVICA)
Quorum	
Under s. 140 of the YBCA, unless the by-laws otherwise provide, the holders of a majority of the shares entitled to vote at a meeting of shareholders, present in person or by proxy, constitute a quorum.	Under s.84 the BVICA, the quorum for a meeting of shareholders of a corporation is fixed by the memorandum or articles but, where no quorum is so fixed, a meeting of shareholders is properly constituted for all purposes if at the commencement of the meeting there are present in person or by proxy,

Quorum (Continued)

shareholders entitled to exercise at least 50% of the votes.

Thunderbird's new Articles to be adopted on Continuation will fix the quorum for shareholder meetings at least 5% of the votes are represented at the meeting in person or by proxy.

Advance Notice Requirements for Shareholder Proposals

Yukon	British Virgin Islands
Under s. 138 of the YBCA, any shareholder entitled to vote at an annual meeting of shareholders may submit to the company a notice of any proposal to be raised at the meeting. If the company solicits proxies in connection with the meeting, the company shall set out the proposal in the management information circular for the meeting provided that, among other things: (i) it is submitted less than 90 days before the anniversary of the date of the previous annual meeting, (ii) it has not been submitted in the last two years and was not defeated, or (iii) the right to submit a.proposal is not being abused to secure publicity. A proposal may include nominations for the election of directors if it is signed by holders of not less than 5% of the voting shares	The BVICA does not contain a provision concerning shareholder proposals. The BVICA, however, does allow shareholders holding at least 30% of the shares carrying the right to vote on a matter to request a meeting at anytime to consider the matter proposed to be put forward by such shareholders. (s.82(2) of the BVICA)

Voting of Shareholders

Yukon	British Virgin Islands
Under s. 141 of the YBCA, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by that stockholder.	Under s. 34(1)(a) and s. 81(3) of the BVICA, unless otherwise provided in the memorandum or articles of the company and to any rights or restrictions lawfully attached to any class of shares, at any meeting each member of the company entitled to one vote for each share of capital stock held by that stockholder.

Action by Written Consent

Yukon	British Virgin Islands
Under s. 143 of the YBCA, shareholders may act by written consent only if such consent is unanimous among all shareholders.	Under s. 88 of the BVICA, subject to the memorandum and articles of the company, shareholders may act by written consent only if such consent is received by 75% of all shareholders entitled to vote on the matter.

Yukon	British Virgin Islands
Place of Meeting	
Under s. 133 of the YBCA, meetings of shareholders must be held in Yukon, unless a company's articles provide otherwise.	Under s. 82(3) of the BVICA, meetings of shareholders may be held at such place and time inside or outside the Virgin Islands as the convener of the meeting considers appropriate.
Amendment to Charter Documents	
Under s. 175 of the YBCA, any change to the articles of a company must be approved by special resolution, other than a change in the company's name from a number name to a verbal name. If a proposed amendment requires approval by special resolution, the holders of	Under s. 12 of the BVICA, any change to the memorandum or articles of a company must be approved by an ordinary resolution of its members, unless otherwise provided in the memorandum or articles of the company.
Amendment to Charter Documents (Continued)	
shares of a class or series are entitled to vote separately as a class or series if the proposed amendment affects the class or series, whether or not the class or series otherwise carries the right to vote. Under s. 103 of the YBCA, the Board of Directors of a company may make, amend or repeal by-laws provided that any such by-law, amendment or repeal of a by-law must be confirmed at the next meeting of shareholders by the affirmative vote of a majority of the shareholders entitled to vote thereat. Any by-law or amendment is effective when made by the Board of Directors but ceases to be effective if not confirmed by the shareholders.	Under s. 12(4) of the BVICA, the Board of Directors of a company may amend the memorandum or articles of the company if authorized to do so in the memorandum of the company. This right of amendment is subject to certain restrictions set out in s. 12(5) of the BVICA.
*Shareholder Approval of Reorganizations, Amalgamations and Extraordinary Transactions**	
Yukon laws provides that certain extraordinary corporate actions, such as certain amalgamations, any continuation, and sales, leases or exchanges of all or substantially all of the property of a company other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and arrangements, are required to be approved by special resolution. In certain cases, a special resolution to approve an extraordinary	BVI law provides that certain corporate action, such as an amalgamation, consolidation, sale of a majority of the company's assets, forced redemption, arrangement, continuation, liquidation, and winding up of the company requires majority shareholder approval unless the memorandum or articles of the company provide otherwise. (s. 170(5),175, 176, 177, s.184, 199(3), of the BVICA)

*Shareholder Approval of Reorganizations, Amalgamations and Extraordinary Transactions** **(Continued)**

corporate action is also required to be approved separately by the holders of a class or a series of shares. (s. 183, 192, 194, 195, 212, of the YBCA)

Note: * Such matters as take-over bids, issuer bids or self tenders, going-private transactions and transactions with directors, officers, significant shareholders and other related parties to which Thunderbird is a party are subject to regulation by Canadian provincial securities legislation and administrative policies and rules of Canadian securities administrators. Such legislation and administrative policies and rules will continue to apply to the company after the Continuance. Such legislation and administrative policies and rules may impose shareholder approval requirements in addition to the foregoing.

Compulsory Acquisition

Under s. 197 of the YBCA, where over 90% of the shares of a company (other than shares held at the date of the bid by or on behalf of the bidder or an affiliate or associate of the bidder) are acquired pursuant to a take-over bid or issuer bid, the bidder, by complying with the provisions of the YBCA, can force the non-tendering shareholders to either sell their shares on the same terms as the tendering shareholders, or to demand payment from the company of the fair value of their securities in exchange for the surrender of their securities to the company.

Under s. 176 of the BVICA, subject to the memorandum and articles of the company, shareholders of a company who hold at least 90% of the outstanding shares entitled to vote may give written instructions to the company directing it to redeem the shares held by the remaining members. If the company and dissenting shareholders fail to agree on a price for the shares within 30 days of the notice of election to dissent, three appraisers will be appointed and the appraisers will agree to a price for the shares which will be binding on all the parties.

Name of Company

Under s. 12 of the YBCA, the word "Limited", "Limitee", "Incorporated", "Incorporee" or "Company" or the abbreviation "Ltd.", "Ltee", "Inc." or "Corp." is required to be the last word of the name of every company incorporated under the YBCA. A company may use and may be legally designated by either the full or the abbreviated form even though the full or abbreviated form appears on its certificate of incorporation.

Under s. 17 of the BVICA, every company registered or continued under the BVICA must include the word "Limited", "Corporation", "Incorporated", "Societe Anonyme"or "Sociedad Anonima" or the abbreviation "Ltd.", "Corp.", "Inc.", "S.A." or such other word or words or abbreviations thereof specified in the Regulations to the BVICA as the last word of its name.

Thunderbird is contemplating changing its name to "Bash Resorts, Inc." on continuation into the British Virgin Islands.

Yukon	**British Virgin Islands**
Share Capitalization	
Section 27 of the YBCA, does not require that any maximum number of shares which a company has the authority to issue be specified in its articles. The articles of Thunderbird currently authorizes Thunderbird to issue an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares with rights and restrictions as designated from time to time by the Board of Directors.	Section 9(1)(e) of the BVICA, requires that the memorandum of a company set out the maximum number of shares that the company is authorized to issue or the company is authorized to issue an unlimited number of shares. All classes, if any, and their rights privileges restrictions and conditions must also be stated. Thunderbird will maintain its current share capitalization which authorizes Thunderbird to issue an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares with rights and restrictions as designated from time to time by the Board of Directors.
Distributions and Dividends; Share Repurchases	
Under s. 45 of the YBCA, a company may pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the net assets of the company are less than the capital represented by issued and outstanding stock having a preference on asset distributions. Surplus is defined under the YBCA as the excess of the net assets over capital, as such capital may be adjusted by the board of directors. Under s. 35, of the YBCA, a company may purchase shares of any class except when its capital is impaired or would be impaired by such purchase.	Under s. 22 of the BVICA, the board of directors of a company may declare dividends out of surplus, as long as there are no reasonable grounds for believing that company is, or after the dividend or distribution would be, unable to pay its liabilities as they became due or that the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Under s. 19 of the BVICA, subject to the memorandum or articles, a company may purchase, redeem or otherwise acquire and hold its own shares so long as the company is solvent and certain other conditions are met
Inspection of Books and Records	
Under s. 24 of the YBCA, the directors, shareholders of a company and their agents and legal representatives have the right to inspect copies of the following during the usual business hours of the company, free of charge: • the memorandum and articles and any amendments; • shareholder minutes and resolutions; • copies of all notices of directors and notices of changes in directors; • a securities register;	Under s. 100 of he BVICA, directors and shareholders of a company have the right to inspect and take copies of the following documents: • the memorandum and articles and any amendments; • register of members; • register of directors; and • shareholder minutes and resolutions; Directors of the company are also entitled to inspect and take copies of any and all other documents and records kept by the company

Yukon	British Virgin Islands

Inspection of Books and Records **(Continued)**

- financial statements and audit reports and other financial information; and
- a register of disclosures made by directors and officers of their interests in material contracts or proposed material contracts with the company.

A shareholder has the right to obtain, free of charge one copy of the articles, by-laws and unanimous shareholders' agreement and all amendments. Applicants who are shareholders of a Yukon company, their agents and legal representatives and, where the company is a distributing company, any other person, may require the company to furnish a shareholder list to the applicant upon payment of a reasonable fee and delivery of a statutory declaration as to the name and address of the applicant and to the effect that such list will not be used except in connection with an effort to influence voting by shareholders of the company, an offer to acquire shares of the company or any other matter relating to the affairs of the company.

In addition to the foregoing, under s. 16 of the BVICA, a shareholder has the right to obtain one copy of the memorandum and by-laws of a British Virgin Islands company on payment by the shareholder of such amount as the directors may determine to be reasonably necessary to defray the costs of preparing and furnishing them.

Classification of the Board of Directors

Section 107(9) of the YBCA, allows the articles or unanimous shareholder agreement of a company to elect directors for terms expiring not later than the close of the third annual meeting of shareholders following their election.

Section 91 of the BVICA, allows the Articles of the company to elect in such other manner and for such term as may be provided in the Articles.

Thunderbird intends to maintain its current staggered terms for its directors.

Removal of Directors

Under s. 110 of the YBCA, other than where cumulative voting applies for the election of directors, the shareholders of a company may by ordinary resolution at a special meeting remove any director or directors from office. Where the holders of any class or series of shares of a company have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Under s. 114 of the BVICA, subject to the memorandum and articles, a director of the company may be removed from office by resolution of the shareholders of the company at a meeting called for that purpose remove a director or directors from office or by written resolution signed by 75% of the shareholders entitled to vote. A notice of any such meeting must be given with its stated purpose to remove a director or directors clearly stated.

Where permitted by the memorandum or articles of a company, a director may be removed from office by a resolution of the directors.

12

Yukon	British Virgin Islands
Vacancies on the Board of Directors	
Under s. 107(4) and 112 the YBCA, a quorum of directors may fill a vacancy among the directors, except for the following vacancies, which must be filled by the shareholders: (i) a vacancy resulting from an increase in the number or minimum number of directors, and (ii) a vacancy resulting from a failure to elect the number or minimum number of directors required by the articles of a company.	Under s. 113(4) of the BVICA, unless the memorandum or articles of a company otherwise provide, the directors of the company may appoint one or more directors to fill a vacancy on the board. The directors may not appoint a director filling a vacancy for a term exceeding the term that remained when the person who ceased to hold office left or otherwise ceased to hold office. (BVICA s. 113(5))
Fiduciary Duty of Directors and Officers	
Section 124 of the YBCA, provides that every director and officer in exercising his or her powers and discharging his or her duties shall: • act honestly and in good faith with a view to the best interests of the company; and • exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Every director and officer of a company governed by the YBCA must comply with the provisions of that Act, the regulations, and the articles and by-laws and any unanimous shareholder agreement of such company. No provision in a contract, the articles, the by-laws or any resolution relieves a director or officer from the duty to act in accordance with the YBCA or the regulations thereunder, or of her of liability for a breach of either.	The BVICA, provides that every officer exercising his powers and discharging his duties shall: • act honestly and in good faith and in what the director believes to be in the best interests of the company (s. 120(1) of the BVICA); and exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances (s. 122 of the BICA). In addition, the BVICA provides that every officer of a company shall comply with the BVICA, memorandum and articles of the company (s. 121 of the BVICA). Common law duties also apply to directors and officers of BVICA companies.
Interested Director Transactions	
Under s. 122 of the YBCA, no contract or transaction between a company and one or more of its directors or officers, or between a company or another entity in which one or more of its directors or officers have a financial interest, shall be void or voidable solely for that reason or solely because the director or officer is present at or participates in that meeting which authorizes the contract or solely because those directors' votes are counted for that purpose if: • the material facts of the relationship or	Section 124 of the BVICA requires directors who have an interest in a transaction entered into or to be entered into by the company disclose the interest to the board of the company. Under s. 125 of the BVICA, a transaction entered into by the company with an interested director is voidable unless the interest was disclosed to the board as required in s. 124 or was not required to be disclosed as set out in s. 124(3) or the transaction is subsequently ratified

Yukon | **British Virgin Islands**

Interested Director Transactions **(Continued)**

- interest are known to the board of directors and the board of directors in good faith authorizes the contract by the affirmative vote of the disinterested directors;
- the material facts of the relationship or interest are known to the stockholders and the contract is specifically approved in good faith by the stockholders; or
- the contract is fair to the company at the time it is authorized.

Interested directors may be counted in determining the presence of a quorum at a meeting which authorizes the contract or the transaction

by the shareholders of the company and the company received fair value in the transaction.

Under s. 125(4) of the BVICA, subject to the memorandum and articles of the company, a director may vote on the matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of quroum, and sign a document on behalf of the company, or do any other thing in his capacity as director, that relates to the transaction.

Indemnification of Directors and Officers

Section 126 of the YBCA, permits indemnification of a director or officer, a former director or officer or a person who acts or acted at the company's request as a director or officer of a body corporate of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives (an "Indemnifiable Person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or body corporate, if:

- he or she acted honestly and in good faith with a view to the best interests of the company, and
- in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

The by-laws of the company provide for such indemnification.

Under the YBCA, a company may also, with the approval of the Court, indemnify an Indemnifiable Person in respect of an action

Section 132(1), of the BVICA, permits a company, subject to s. 132(2), to indemnify against all expenses including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

- is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company; or
- is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

Section 132(1) does not apply to a person referred to in that section unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful (s. 132(2) of the BVICA). A company is not allowed to indemnify a person in breach of section 132(2) of the BVICA (s. 132(5) of the BVICA)

Yukon	British Virgin Islands

Indemnification of Directors and Officers (Continued)

by or on behalf of the company or body corporate to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the company or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in clauses (i) and (ii) above. In any event, an Indemnifiable Person is entitled to indemnity from the company in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company of the body corporate, if the Indemnifiable Person was substantially successful on the merits in his or her defense of the action or proceeding, fulfills the conditions set out in clauses (i) and (ii) above, and is fairly and reasonably entitled to indemnity.

Pursuant to its articles, Thunderbird will indemnify its officers and directors as well as their heirs, executors and administrators to the fullest extent permitted by law.

Thunderbird will advance all reasonable expenses incurred by or on behalf of the indemnitee in connection with any related proceeding.

Derivative Actions (Shareholder Suits)

Section 241 of the YBCA, permits a current or former registered or beneficial stockholder of a company or its affiliates to apply to the court for leave to bring an action in the name of and on behalf of a company or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. The Court must be satisfied that the complainant has given reasonable notice to the directors of the company or its subsidiary of his intention to apply to court if the directors of the company or its subsidiaries do not bring, diligently prosecute, defend or discontinue the action, that the complainant is acting in good faith and that it appears to be in the interests of the company or its subsidiaries that the action be brought, prosecuted, defended or discontinued.

Under s. 242 of the YBCA, the Court in a derivative action may make any order it thinks fit including, without limitation:

Section 184C(1) of the BVICA, permits a member of the company to apply to the court for leave to bring proceedings in the name of the company or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. The court when determining whether or not to grant leave to the member must consider:

- whether the shareholder is acting in good faith;
- whether the derivative action is in the interests of the company taking account of the views of the company's directors on commercial matters;
- whether the proceedings are likely to succeed;
- the costs of the proceedings in relation to the relief likely to be obtained; and
- whether an alternative remedy to the derivative claim is available.

Twenty eight days notice of above application must be served on the company and the company is entitled to appear and be heard by the court.

Yukon | **British Virgin Islands**

Derivative Actions (Shareholder Suits) **(Continued)**

Yukon

- an order authorizing the complainant or any other person to control the conduct of the action;
- an order giving directions for the conduct of the action;
- an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to the former and present securityholders of the company or its subsidiary instead of to the company or its subsidiary; and
- an order requiring the company and its subsidiary to pay reasonable legal fees incurred by the complainant in connection with the action.

Additionally, under the Yukon Act, a Court may order a company or its subsidiary to pay the complainant's interim costs, including legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action unless the Court otherwise orders upon being satisfied that it is just and equitable to do so.

British Virgin Islands

Under s. 184E of the BVICA, the Court in a derivative action may make any order its as it thinks fit, including a order:

- an order authorizing the member or any other person to control proceedings;
- an order giving directions for the conduct of the proceedings;
- an order that the company or its directors provide information assistance in relation to the proceedings; and
- an order directing that any amount ordered to be paid by a defendant in the proceedings must be paid in whole or in part to former present members of the company instead of to the company.

Under s. 184D of the BVICA, the Court may order the whole or reasonable costs of bringing or intervening in a proceedings be met by the company unless the Court considers it would be unjust or inequitable for the company to bear those costs.

Oppression Remedy

Yukon

Section 243 of the YBCA, provides an oppression remedy to complainants. The Court may make any order, both interim and final, to rectify the matters complained of, if the Court is satisfied upon the application by a complainant that:

- any act or omission of a company or an affiliate effects or threatens to effect a result;
- the business or affairs of a company or an affiliate are, have been or are threatened to be carried on or conducted in a manner; or the powers of the directors of a company or an affiliate are, have been or are threatened to be exercised in a manner
- that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of, any security holder, creditor, director or officer of the company.

British Virgin Islands

Section 184I of the BVICA, provides an oppression remedy to complainant shareholders. The Court may make one or more of the following orders to rectify the matters complained of:

- in the case of a shareholder, requiring the company or any other person to acquire the shareholder's shares;
- requiring the company or any other person to pay compensation to the member;
- regulating the future conduct of the company's affairs;
- amending the memorandum or articles of the company;
- appointing a receiver of the company;
- appointing a liquidator of the company under section 159(1) of the *BVI Insolvency Act, 2003*, on the grounds specified in section 162(1)(b) of that Act;

Yukon	**British Virgin Islands**
Oppression Remedy **(Continued)**	
A complainant means: • a registered holder or beneficial owner, or a former registered holder or beneficial owner, of a security of a company or any of its affiliates; • a director or an officer or a former director of officer of a company or of any of its affiliates; or • any other person who, in the discretion of the court, is a proper person to make such application. Under the YBCA, it is not necessary to prove that the directors of a company acted in bad faith in order to seek an oppression remedy. Furthermore, the Court may order the company to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).	• directing the rectification of the records of the company; • setting aside any decision made or action taken by the company or its directors in breach of this Act or the memorandum or articles of the company. No order may be made against the company or any other person unless the company or that person is a party to the proceedings in which the application is made.
Dissent and Appraisal Rights	
Under s. 193of the YBCA a shareholder may dissent if the corporation resolves to: • amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class; • amend its articles to add, change or remove any restrictions on the business or businesses that the company may carry on; • amalgamate with another company (other then with certain affiliated companies); • be continued under the laws of another jurisdiction; • sell, lease or exchange all or substantially all its property other than in the ordinary course of business; • a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the company;	Under s. 179(1) of the BVICA a shareholder may dissent if the corporation resolves to: • complete a merger, unless the company is the surviving company and the shareholder continues to hold the same or similar shares; • a consolidation, if the company is a constituent company; • any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company; • a redemption of his shares by the company pursuant to s. 176 of the BVICA; or • an arrangement, if permitted by the court.

Yukon	British Virgin Islands
Dissent and Appraisal Rights **(Continued)**	
• or certain amendments to the articles of a corporation which require a separate class or series vote.	

Return of Capital on Winding-Up, Liquidation or Dissolution of the Corporation

Yukon	British Virgin Islands
Under s. 225 of the YBCA, the holders of common shares have the right to receive the remaining property of a corporation on dissolution.	Under s. 34(1)(c) of the BVICA, the holders of common shares are entitled to an equal share of the surplus assets of a corporation. One of the principal duties of a voluntary liquidator under s. 206(d) is to distribute the surplus assets of the corporation to the members in accordance with the memorandum and articles. Under s. 220(1) of the BVICA any property of a corporation that has not been disposed of at the date of the corporation's dissolution vests in the Crown, subject to s. 220(2).

Further Information

For further information regarding the differences between the YBCA and the BVICA, shareholders should consult their legal advisors and refer to the statutes.

Canadian Tax Considerations

The following is our opinion, as of the date hereof, a fair summary of the principal Canadian federal income tax considerations under the Income Tax Act, R.S.C. 1985, c. 1, as amended, (the "**Tax Act**") generally applicable in respect of the Continuance to a holder of Common Shares who, for purposes of the Tax Act and at all relevant times, is a resident of Canada, holds the Common Shares as capital property, deals at arm's length and is not affiliated with Thunderbird and to whom Thunderbird will not be a foreign affiliate, as defined in the Tax Act, following the Continuance.

This summary is not applicable to a holder that is a "financial institution" as defined in section 142.2 of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**"), all proposed amendments to the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") publicly available prior to the date of this Information Circular. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or administrative policies or assessing practices of the CRA, nor does it take into account the tax law of any province, territory or foreign jurisdiction. There can be no assurance that the Proposed Amendments will be enacted in the form currently proposed or at all.

This summary is based on the assumption that, upon the Continuance, Thunderbird will cease to be a resident of Canada for purposes of the Tax Act. Once Thunderbird has been granted a certificate of continuance under the BVICA, it will be deemed, for purposes of the Tax Act, to have been incorporated in British Virgin Islands at that time, and as a result will cease to be a resident of Canada provided its central management and control is not situate in Canada.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder. Holders of Common Shares should consult their own tax advisers to determine the tax consequences to them of the Continuance.

Holders of Common Shares

The Continuance will generally not have any tax consequences to a holder of Common Shares (other than a holder that exercises the dissent rights described under the heading "Dissent Rights for the Continuance").

Any dividends paid by Thunderbird to a holder of Common Shares who is an individual after the Continuance will no longer be eligible for the gross-up and dividend tax credit treatment applicable to dividends received from taxable Canadian corporations. A holder that is a taxable Canadian corporation will generally be required to include such payments in its income, but will no longer be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations.

Dissenting Shareholders

Dissenting shareholders are advised to consult with their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of the dissent rights described under the heading "Dissent Rights for the Continuance". A holder of Common Shares who dissents from the Continuance, and thereby becomes entitled to a cash payment will generally be deemed to have received a dividend on the Common Shares to the extent that such payment exceeds the paid-up capital of such shares. The balance of the fair value paid (i.e., the amount equal to the paid-up capital of the Common Shares) will be treated as proceeds of disposition of such shares for capital gains purposes. Consequently, such dissenting shareholder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition received for the Common Shares exceed (or are exceeded by) the holder's adjusted cost base thereof. Notwithstanding the foregoing, if the dissenting holder is a corporation resident in Canada, the full amount of the redemption proceeds received may be treated under the Tax Act as proceeds of disposition.

Any capital loss arising on the exercise of dissent rights by a corporate holder will generally be reduced by the amount of dividends received or deemed to have been received, including any dividend arising from the exercise of the dissent rights, on the Common Shares where the period of ownership of such shares was less than 365 days or where the corporate holder (together with persons with whom it did not deal at arm's length) held more than 5% of the issued shares of any class of Thunderbird at the time the dividends were received or deemed to be received.

Corporate Emigration Rules

The "corporate emigration" rules under the Tax Act, will apply to Thunderbird upon the Continuance. As a result, Thunderbird will be deemed to have a tax year end immediately prior to the certificate of continuance being granted under the BVICA - however, no actual change to Thunderbird's fiscal year end will occur as a result of the Continuance. Each property owned by Thunderbird immediately before the deemed year end will be deemed to have been disposed of by Thunderbird for proceeds of disposition equal to the fair market value of each such property at that time. Any gains or losses realized by Thunderbird from the deemed disposition will be taken into account when determining the amount of Thunderbird's taxable income for the taxation year which is deemed to end immediately before the Continuance. The amount of any taxable income so determined will be subject to tax in accordance with the provisions of the Tax Act.

Thunderbird will also be required to pay a special branch tax generally equal to 25% of the amount by which the fair market value of Thunderbird's assets exceed the aggregate of its liabilities and the paid-up capital of its issued and outstanding shares immediately before the Continuance.

Thunderbird does not expect to have any material amount of tax to pay under the Tax Act (or under any applicable provincial or territorial tax legislation) as a result of the Continuance.

Qualified Investments

Provided that the Common Shares remain listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX, Tier 1 and Tier 2 of the TSX Venture Exchange and the CNQ), the Common Shares will remain qualified investments under the Tax Act for trusts governed by registered retirement saving plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively, "**deferred income plans**").

Foreign Property

The Common Shares will become foreign property following the Continuance for deferred income plans, registered pension plans or other persons subject to tax under Part XI of the Tax Act. However, in determining the tax payable by a taxpayer under Part XI of the Tax Act at the end of a particular month, the taxpayer can exclude the cost amount of property that became foreign property of the taxpayer after its last acquisition by the taxpayer and at a time that is not more than 24 months before the end of the particular month. Registered education savings plans are not subject to tax under Part XI of the Tax Act. On February 23, 2005, the Minister of Finance (Canada) introduced a Notice of Ways and Means Motion to amend the Tax Act, which will eliminate the limit in respect of foreign property that may be held by persons subject to tax under Part XI of the Tax Act for months that end in the 2005 and subsequent calendar years.

Foreign Property Information Reporting

Following the Continuance, a holder of Common Shares that is a specified Canadian entity for a taxation year or a fiscal period and whose total cost amount of specified foreign property, including Common Shares, at any time in a taxation year or fiscal period exceeds $100,000 will be required to file an information return for the year or period disclosing prescribed information. With some exceptions, a taxpayer resident in Canada in the year will generally be a specified Canadian entity. Holders of Common Shares should consult their own advisors regarding the reporting obligations under these rules that may be applicable in respect of the Common Shares as a result of the Continuance.

Foreign Investment Entity Draft Legislation

In July 2005, the Minister of Finance (Canada) released a fifth draft of proposed legislation relating to the income tax treatment of investments by Canadian residents in non-resident entities that constitute "foreign investment entities" ("**FIEs**") applicable for taxation years commencing after 2002 (the "**FIE Tax Proposals**"). In general terms, the FIE Tax Proposals, as currently drafted, would apply to require a holder that holds a "participating interest" (that is not an "exempt interest") in a non-resident entity that is an FIE at the entity's taxation year end to take into account in computing the holder's income for the holder's taxation year that includes such taxation year end: (i) an amount based on a prescribed rate of return on the "designated cost" of such participating interest held by the holder at the end of each month ending in the holder's taxation year at which time the participating interest is held by the holder; (ii) in certain limited circumstances, any gains or losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, the holder's proportionate share of the FIE's income (or loss) for the year calculated using Canadian tax rules. For the purposes of the FIE Tax Proposals, the Common Shares will constitute a participating interest in Thunderbird.

Thunderbird will not be an FIE at the end of its taxation year provided that, at that time, the "carrying value" of all of Thunderbird's "investment property" is not greater than one-half of the "carrying value" of all of its property or throughout the taxation year, its principal undertaking was the carrying on of a business other than an investment business as determined for purposes of the FIE Tax Proposals. Thunderbird is of the view, and has advised counsel, that if it had a taxation year-end at the time of the Continuance, it would not be an FIE on that date on the basis that throughout the taxation year ending at that time its principal undertaking would be the carrying on of a business other than an investment business as determined for purposes of the FIE Tax Proposals. However, the determination of whether or not Thunderbird is an FIE must be made on an annual basis at the end of each taxation year-end of

Thunderbird and no assurances can be given that Thunderbird will not be an FIE at the end of any of its taxation years.

In any event, the FIE Tax Proposals will not apply in a taxation year of a holder of Common Shares if, at the end of the taxation year of Thunderbird that ends in such year, the Common Shares are an "exempt interest". The Common Shares will constitute an exempt interest at a particular time if:

- it is reasonable to conclude that the holder has, at that time, no "tax avoidance motive" (within the meaning of the FIE Tax Proposals) in respect of the Common Shares;
- throughout the period, in Thunderbird's taxation year that includes that time during which the holder held the Common Share, Thunderbird is a resident of the United Kingdom for purposes of the Tax Act and the Common Shares are listed on a prescribed stock exchange (which includes the TSX); and
- throughout such period, the Common Shares are an "arm's length interest" of the holder within the meaning of the FIE Tax Proposals.

The determination of whether a holder of Common Shares will have a tax avoidance motive in respect of the Common Shares within the meaning of the FIE Tax Proposals will depend upon the particular circumstances of the holder. Counsel is of the view that the Common Shares would, as of the date hereof, qualify as an arm's length interest in respect of a holder for purposes of the FIE Tax Proposals, so long as the aggregate fair market value of all Common Shares that are held by the holder, or an entity or individual with whom the holder does not deal at arm's length, does not exceed 10% of the fair market value of all Thunderbird's Common Shares. However, no assurance can be given that Common Shares will qualify as an arm's length interest at any time in the future.

British Virgin Islands Tax Considerations

The following statements are intended only as a general guide to current British Virgin Islands tax legislation and to what is understood by the Board of Directors of Thunderbird to be the current practice in British Virgin Islands. Any person who is in any doubt as to his tax position or who is subject to tax in any jurisdiction other than British Virgin Islands is strongly recommended to consult his professional advisers immediately.

At the present time, there is no British Virgin Islands income or profits tax, capital gains tax, capital transfer tax, estate, duty or inheritance tax, or withholding tax payable by Thunderbird or by its shareholders in respect of its shares by persons not resident in the British Virgin Islands.

Section 242 of the BVICA states that notwithstanding any provision of the *BVI Income Tax Ordinance*:

(a) a company;
(b) all dividends, interest, rents, royalties, compensations and other amounts paid by a company; and
(c) capital gains realized with respect to any shares, debt obligations or other securities of a company;

are exempt from all provisions of the Income Tax Ordinance.

Further, the section goes on to state no estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a company and notwithstanding any provision of the *BVI Stamp Act*, all instruments relating to transfers of property to or by a company, all instruments relating to transactions in respect of the shares, debt, obligations or other securities of a company; and all instruments relating to other transactions relating to the business of a company are exempt from the payment of stamp duty unless the company owns land in the Virgin Islands.

Thunderbird is liable to pay in the British Virgin Islands an annual license fee based upon its authorized share capital at a rate not exceeding $1,350 per year.

Dissent Rights to the Continuance Resolution

Each registered shareholder has the right to dissent with respect to this Special Resolution, if the Secretary of Thunderbird or the Chairman of the Meeting, at or prior to the Meeting, receives from such Shareholder a written objection and the Shareholder otherwise complies with Section 193 of the YBCA. Provided the Continuance becomes effective, each dissenting Shareholder will be entitled to be paid the fair value of their Common Shares in accordance with Section 193 of the YBCA. Persons who are beneficial owners of Common Shares of Thunderbird, registered in the name of a broker, custodian, nominee or other intermediary, who wish to dissent, should be aware that only registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares of Thunderbird desiring to exercise their right to dissent must make arrangements for the Common Shares of Thunderbird beneficially owned by them to be registered in their name prior to the time the written objection to the Special Resolution is required to be received by Thunderbird, or alternatively, make arrangements for the registered holder of their Common Shares of Thunderbird to dissent on their behalf, in accordance with Section 193 of the YBCA.

The following is a summary of the operation of the provisions of the YBCA relating to a registered Shareholder's dissent and appraisal rights in respect of the Continuance. **Such summary is not a comprehensive statement of the procedures to be followed by a Shareholder who seeks such dissent and appraisal rights and is qualified in its entirety by reference to the full text of Section 193 of the YBCA which is attached to this Information Circular as Appendix "A". Any registered shareholder considering the exercise of the right of dissent should seek legal advice, since failure to comply strictly with the provisions of the YBCA may prejudice the registered such shareholder's right of dissent.**

Pursuant to Section 193 of the YBCA, any registered holder of the Common Shares who dissents in respect of the Continuance Resolution, is entitled, provided the Continuance is effected and upon compliance with the appropriate procedures, to be paid the fair value of the Common Shares held by the registered holder, determined as of the day before the Continuance Resolution was passed.

Pursuant to the YBCA, a registered shareholder who wishes to dissent in respect of the Continuance Resolution, must give written notice of dissent ("**Notice of Dissent**") to Thunderbird. Notice of Dissent may be given by leaving it at or by mailing it, by registered mail addressed to Thunderbird at its registered office in Yukon which is at the law firm of Lackowicz, Shier & Hoffman, Suite 300 – 204 Black Street, Whitehorse, Yukon Y1A 2M9, or at Thunderbird's office in California at 12155 Dearborn Place, Poway, California, 92064, or by personally serving it on any director or officer of Thunderbird, in all cases not later than two business days before the Meeting date (September 27, 2006).

The giving of a Notice of Dissent does not deprive a registered shareholder of the right to vote on the Continuance Resolution. A vote against the Continuance Resolution or the execution or exercise of a proxy does not constitute Notice of Dissent. A registered shareholder is not entitled to dissent with respect to any Common Share if such Shareholder votes (or instructs or is deemed, by submission of an incomplete proxy, to have instructed his or her proxyholder to vote) any such Common Share in favor of the Continuance Resolution, but a registered shareholder may abstain from voting on the Continuance Resolution or may vote as a proxy for a registered shareholder, whose proxy required an affirmative vote, without affecting his or her dissent rights.

Either the Dissenting Shareholder or Thunderbird is entitled to apply to the Supreme Court of Yukon, which may fix the price and the terms of the purchase and sale of the shares in respect of which the dissent is made, order that the price and terms be established by arbitration or make such consequential orders and give each directions as the Supreme Court considers appropriate. Except as described above, the Continuance does not affect the rights of the Dissenting Shareholders or Thunderbird under the YBCA or the price to be paid for the shares.

Shareholder Approval of the Continuance

The Continuance requires the approval of two-thirds of the votes cast by the holders of the Common Shares, present in person or by proxy at the Meeting. As set out in the Notice of the Meeting, the holders of the Common Shares have a right of dissent with respect to the Continuance under subsection 193 of the YBCA. See "Dissent Rights to the Continuance Resolution". The Continuance is also subject to the approval of the Registrar under the YBCA and subject to other regulatory approvals. An application will be made for these approvals. A copy of the proposed Articles of Continuance under the BVICA is available for review at the office of legal counsel for Thunderbird in Vancouver, Venture Law Corporation at Suite 618 – 688 West Hasting Street, Vancouver, British Columbia V6B 1P1 and at Thunderbird's head office in California at 12155 Dearborn Place, Poway, California, 92064 prior to the meeting. A copy will also be available for review at the meeting. The new BVICA Articles of Continuance will continue to provide for an authorized share capital of an unlimited number of Common Shares and unlimited number of Preferred Shares. The Articles of Continuance will also provide for a minimum of three and a maximum of fifteen directors for Thunderbird. The Articles of Continuance and the new Bylaws to be approved by the shareholders will replace Thunderbird's current Articles and Bylaws upon the Continuance becoming effective.

At the Meeting, shareholders shall be asked to approve a special resolution in the following form:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) in accordance with the YBCA, Thunderbird be and is hereby authorized to make an application in British Virgin Islands for articles of continuance, continuing Thunderbird under the BVICA, and to seek all necessary consents and approvals and make all necessary filings to continue out of Yukon and into British Virgin Islands;
(b) the Articles of Continuance and Notice of Discontinuation in the form presented at the Meeting (or in such other form as the Registrar under the applicable Act may accept) be and are hereby approved in the form so presented, with such amendments thereto as any one director or officer or the solicitor of Thunderbird, executing the same, may approve; such approval to be conclusively evidenced by his signature thereto;
(c) the existing board of directors and staggered terms originally adopted and approved by the shareholders of Thunderbird be and is hereby reconfirmed and approved on the Continuation;
(d) any one director or officer of Thunderbird be and is hereby authorized to make such applications, execute such documents, and to do such further and other acts and things as may be necessary or advisable in connection with the foregoing; and
(e) notwithstanding that this special resolution has been duly passed by the shareholders of Thunderbird, the directors of Thunderbird be and are hereby authorized, at their discretion, to determine, at any time, not to proceed with the Continuance, without further approval from the shareholders of Thunderbird."

As discussed above, in order for the Continuance to be approved, the above resolution must be passed at the Meeting by not less than two-thirds of the votes cast by the holders of Common Shares present in person or by proxy at the Meeting. Holders of Common Shares have the right to dissent to the Continuance under Section 193 of the YBCA. However, if Thunderbird anticipates any substantial cost to it as a result of the exercise of dissent rights, it will not proceed with the Continuance.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that shareholders ratify, confirm and approve the Continuance Resolution and Articles by voting in favor of the above resolutions.

It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the special resolution approving the continuation of Thunderbird into British Virgin Islands.

2. Adoption of New Charter Documents

Under the Yukon Act, the constating documents of a company consist of its memorandum of association and articles ("**Pre-existing Charter Documents**"). Under the BVICA, the constating documents of a company which has been continued into British Virgin Islands are its memorandum of association ("**Memorandum**") and articles ("**Articles**") (the Memorandum and Articles together, the "**New Charter Documents**"). Upon continuance into British Virgin Islands, Thunderbird's Pre-existing Charter Documents will be deemed to constitute the Memorandum and Articles of Thunderbird unless New Charter Documents have been adopted by the shareholders of Thunderbird. As part of the Continuance, certain provisions of the Pre-existing Charter Documents need to be revised in order to be in conformity with the BVICA. The New Charter Documents being proposed comply with the necessary requirements of the BVICA and allow Thunderbird to take advantage of certain business flexibilities available under the BVICA.

The following is a summary of certain key provisions contained in the new Articles:

1. **Location of Shareholder Meeting**: if approved by director's resolution, general meetings of shareholders of the Company can be held at locations outside of the Virgin Islands;
2. **Time of Shareholder Meeting**: under the YBCA general meetings of shareholders of Thunderbird are currently required to be held each calendar year. The BVICA does not contain such a requirement and the Board of Directors wishes to make this a requirement in the new Articles for Thunderbird to hold an annual general meeting of its shareholders to receive the financial statements for the year, elect directors, and appoint an auditor for the ensuing year;
3. **Shareholder Resolutions at Meetings**: the requisite majority to pass a resolution at a meeting of shareholders under the BVICA is 50%, the Memorandum and Articles will require a 2/3 majority for transactions such as an amalgamation, consolidation, sale of a majority of the company's assets, forced redemption, arrangement, continuation, liquidation, winding up of the company and any amendments to the Memorandum or Articles;
4. **Quorum**: the quorum for the transaction of business at a meeting of shareholders will consist of one member, or proxyholders representing two members, personally present at the commencement of the meeting and holding or representing not less than 5% of the outstanding voting shares of Thunderbird.
5. **Shareholder Resolutions by Written Consent**: shareholders may pass a resolution without a meeting by unanimous written consent in the case of a special resolution, or by consent of the shareholders holding 75% of the voting shares in the case of an ordinary resolution;
6. **Redemption and Repurchase**: any offer by the Company to purchase or redeem its own shares does not have to be made pro rata to all the shareholders;
7. **Resolutions to Remove Director**: the Articles will permit a director of the Company to be removed form office by a resolution of the Board of Directors alone.
8. **Amendment to the Memorandum or Articles**: the new Memorandum of Thunderbird will authorize the director to amend the Memorandum and Articles of Thunderbird without shareholder approval so long as those amendments did not include any amendment which would restrict the rights or powers of the members to amend the Memorandum or Articles, or change the percentage of members required to pass a resolution to amend the Memorandum or Articles, or in circumstances where the Memorandum or Articles cannot be amended by the shareholders;
9. **Director Indemnification**: the new Memorandum and Articles will reflect the BVICA provisions with respect to the indemnification of directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification in certain eligible cases.

The full text of the proposed Memorandum and Articles will be presented to the shareholders at the Meeting. Shareholders may also view the Pre-existing Charter Documents and New Charter Documents in advance of the Meeting at the office of Venture Law Corporation at: Suite 618 – 688 West Hastings Street,

Vancouver, British Columbia, V6B 1P1, and head office of Thunderbird at: 12155 Dearborn Place, Poway, California 92064.

The board of directors of the Company proposes to adopt the New Articles. The adoption of the new Articles requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by the Company's shareholders, in person or by proxy.

Accordingly, Thunderbird's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The existing memorandum of association and articles of Thunderbird be cancelled, and the form of Memorandum and Articles presented at the Meeting be adopted as the Memorandum and Articles of Thunderbird, effective upon continuance of Thunderbird under the BVICA, with such amendments thereto as the director or officer, executing the same, may approve; such approval to be conclusively evidenced by his signature thereto;
2. The board of directors, in its sole discretion, may act upon this resolution to effect a change in the Memorandum and Articles of Thunderbird, or, if deemed appropriate, may choose not to act upon this resolution; and
3. Any one or more directors are hereby authorized to execute and deliver and file any and all such applications, declarations, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to the provisions of this resolution."

It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the special resolution approving the cancellation of Thunderbird's existing Charter Documents and adopting new Memorandum and Articles of Thunderbird.

3. Change of Name of Thunderbird Resorts Inc.

The Board of Directors of Thunderbird are considering changing the name of Thunderbird. The Board of Directors have proposed the name "Bash Resorts Inc." be the new name of Thunderbird subject to further investigation as to its suitability.

Pursuant to the YBCA, a Corporation, through amending its articles, can change its name by acquiring the approval of at least 2/3 of the Shareholders entitled to vote at a meeting of the shareholders of that company. At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the following special resolution to authorize the Board of Directors to change the name of Thunderbird if in their sole discretion they deem it appropriate:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) The name of Thunderbird be changed "Bash Resorts Inc." or to such name as the Board of Directors of the Corporation, at its sole discretion, may resolve, the applicable regulating bodies may permit and approve; and

(b) The Board of Directors is hereby authorized to cause all such documents, instruments and other writings to be executed and cause all such acts and things to be done as the directors may consider necessary or desirable to change the name of Thunderbird as referred to above."

It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the special resolution approving the change of name of Thunderbird.

4. Other Matters

It is not the intention of the management of Thunderbird to bring any other matters before the Meeting other than those matters referred to in this Information Circular. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common shares represented thereby in accordance with their best judgment on such matter.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described elsewhere in this Information Circular, none of the directors or executive officers of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since the beginning of the Corporation's last financial year, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

AUDITORS

Oliva, Sahmel & Goddard, Certified Public Accountants, of 4510 Executive Dr Ste 113, San Diego, CA 92121-3022.

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

OTHER BUSINESS

As of the date of this Information Circular, the Board of Directors does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

OTHER INFORMATION

Any security holder may obtain the following documents, without charge, upon request to the Secretary, Thunderbird Resorts, Inc., 12155 Dearborn Place, Poway, California, 92064, telephone 858-668-1808, facsimile 858-513-3760:

(a) Thunderbird's financial statements and management discussion & analysis for its most recently completed financial year;
(b) Thunderbird's 2005 Stock Option Plan;
(c) Proposed Articles of Continuance;
(d) Proposed New Charter Documents of Thunderbird to be adopted on Continuance; and
(e) this Information Circular.

Additional information relating to Thunderbird is on SEDAR at www.sedar.com. This information circular and financial information provided in Thunderbird's financial statements and management's discussion and analysis for its most recently completed financial year can be accessed on SEDAR at www.sedar.com.

APPROVAL BY DIRECTORS

The contents and sending of this Information Circular have been approved by the directors of Thunderbird.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THUNDERBIRD RESORTS, INC.

By Order of the Board of Directors
Dated: September 1, 2006

Jack R. Mitchell
President and Chief Executive Officer

APPENDIX "A"

DISSENT RIGHTS

Shareholders have the right to dissent to the continuance. Such right of dissent is described in the Information Circular. See "The Continuance - Details of the Continuance - Dissent Rights to the Continuance Resolution" for details of the right to dissent. The full text of Section 193 of the YBCA is set forth below:

Shareholder's right to dissent

193(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another corporation, otherwise than under section 186 or 189;

(d) be continued under the laws of another jurisdiction under section 191; or

(e) sell, lease or exchange all or substantially all its property under section 192.

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation; or

(b) by a shareholder if an objection to the corporation under subsection (5) has been sent by the shareholder,

to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms; and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

R.S., c.15, s.193.

THUNDERBIRD RESORTS, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting of shareholders (the "Meeting") of Thunderbird Resorts, Inc. (the "Company") will be held at 12155 Dearborn Place, Poway, California, 92064, on Friday, September 29, 2006, at the hour of 9:00 a.m. PDT for the following purposes:

TO APPROVE by special resolution the Continuance of the Company to the British Virgin Islands ("BVI");

TO APPROVE by special resolution the adoption of new Charter documents on Continuance of the Company to the BVI;

TO APPROVE by special resolution changing the name of the Company to "Bash Resorts, Inc."

TO TRANSACT such other business as may properly come before the meeting or any adjournment or adjournments thereof.

This Notice is accompanied by a form of Proxy and Management Information Circular which sets forth the details of the matters proposed to be put before the meeting. Holders of record of common shares at the close of business on August 25, 2006 are entitled to receive notice of the meeting and will be entitled to vote the common shares except to the extent that (i) the shareholder has transferred any such shares since the close of business on August 25, 2006, and (ii) the transferee of such shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten (10) days before the meeting, by written notice to the Company, that the transferee's name be included on the list of holders of shares entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the meeting.

By order of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell, President and Chief Executive Officer

August 24, 2006
San Diego, California

If you cannot be present to vote in person at the Meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided. Reference is made to the accompanying Management Information Circular for further information regarding completion and use of the proxy and other information pertaining to the Meeting.

Form 52-109F2
Certification of Interim Filings

I, Jack R. Mitchell, Chief Executive Officer and President of Thunderbird Resorts, Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Thunderbird Resorts, Inc. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 29, 2006

Jack R. Mitchell

Jack R. Mitchell
President and CEO

Form 52-109F2
Certification of Interim Filings

I, Michael G. Fox, Chief Financial Officer and Corporate Secretary of Thunderbird Resorts, Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Thunderbird Resorts, Inc. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 29, 2006

Michael G. Fox
Chief Financial Officer and Corporate Secretary

Thunderbird
resorts

August 29, 2006

Ontario Securities Commission
Cadillac Fairview Tower
Suite 800, Box 55
20 Queen Street West
Toronto, ON M5H 3S8

Dear Sirs:

Re: Thunderbird Resorts, Inc.
Mailing on August 29, 2006

The Company confirms that on the above date the quarterly report for the quarter ended June 30, 2006, was forwarded by prepaid first class mail to all the shareholders who have requested such information.

Yours very truly,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

encl.

cc: B.C. Securities Commission
Canadian Trading and Quotation System Inc.
Pacific Corporate Trust Company

COMPANY\THUNDERBIRD\LETTERS\ADMSTRTNQTREPORT.DOC

12155 DEARBORN PLACE, POWAY, CA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: INFO@THUNDERBIRDRESORTS.COM
website: www.thunderbirdresorts.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2006, AND RECENT DEVELOPMENTS

A. ***Selected Consolidated Financial Information***. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended June 30, 2006.

The selected financial data should be read in conjunction with the unaudited interim Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

For the Six months ended June 30:	**2006**	**2005**
Revenue	18,938	10,339
Net income	nil	Nil
Earnings per share – basic & fully diluted	nil	Nil
For the Period as at:	**June 30, 2006**	**December 31, 2005**
End of period working capital (deficiency)	(7,635)	(8,836)
Total assets	65,027	56,110
Long term debt (2)	28,502	19,420
Total liabilities	60,873	51,324
Share capital (3)	21,467	21,467
Foreign exchange adjustment	(821)	(843)
Deficit	(18,402)	(17,049)

(1) Under Canadian GAAP.
(2) Excludes the current portion of the long-term debt.
(3) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2006		**2005**				**2004**	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$17,236	$15,116	15,952	12,545	10,340	8,598	$ 7,710	$ 6,012
Income (loss) from continuing operations	(1,547)	194	(1,325)	(852)	(146)	146	(60)	459
Net income	(1,547)	194	(1,325)	(852)	(146)	146	(60)	459

(loss)								
Earnings (loss) per share – basic	(0.06)	0.01	(0.06)	(0.03)	(0.01)	0.01	Nil	0.02
Earnings (loss) per share – diluted	(0.06)	0.01	(0.05)	(0.03)	(0.01)	0.01	Nil	0.01

B. *Comparison of Results of Operations - Quarter ended June 30, 2006 Compared to Quarter Ended June 30, 2005*.

Revenues for the 2nd quarter 2006 from continuing operations were $17.2 million, an increase of approximately 67% over 2005 revenues from continuing operations of $10.3 million. The growth in revenues is derived primarily from the Company's Philippine entities. The two casinos in the Philippines at Rizal and Poro Point, generated revenues of $3.5 million and $1.0 million respectively, which is an increase of $3.9 million from the same period last year. Unlike the Rizal casino that opened in April of 2005, which produced only $552 thousand during its first quarter of operation, Poro Point has exceeded management's expectations and has produced $1.0 million in revenue from April 28, 2005 to June 30, 2006. The other increases in revenue are due to the expansion of the Company's other operations in Latin America. The Company's 50% share in the revenue from Panama increased $960 thousand from $4.8 million for the same period last year, which is a 20% increase. In Nicaragua, the Camino Real and Pharaohs casinos generated strong revenues of $3.7 million for the quarter compared to the $2.5 million generated from Camino Real and Fiesta Casino, which closed due to a fire in August, 2005. The Company opened a new Pharaohs Casino in the Holiday Inn-Select in Managua on May 12, 2006. Guatemala revenues for the second quarter 2006 were up approximately 13% from the same period in 2005 despite increased competition. The Company's 50% share of the Costa Rican operation also experienced an increase in revenues of $679 thousand over the $1.4 million recorded for the same period in 2005. The operation has significantly increased in size and is still expanding. As of May 15, 2006, the operation has 4 casinos, 2 slot parlors, a slot route division resulting in 234 table positions and 931 slot machines compared to 555 slot machines and 222 table positions for the same period last year.

Gaming operations costs increased approximately $2.6 million for the quarter compared to the same period in 2005. This is due primarily to the new developments in the Philippines which accounts for $1.6 million of the increase. The other $1.0 million of the increase is due to the expansion of the Latin American operations. Panama and Costa Rica increased $500 and $187 thousand, respectively, over the same period last year. Nicaragua and Guatemala each had modest increases related to their respective expansions.

General and administrative expenses increased approximately $1.4 million in 2006 over the nearly $5.5 million recorded in 2005. The increase in general and administrative expenses ("G&A") stems primarily from the Philippines, which incurred costs of approximately $1.8 million for the 2006 2nd quarter versus $500 thousand in 2005. Again, this increase is due to the expansion of the Rizal operation and the opening of the Poro Point, which includes additional staffing costs, professional fees and rent expenses associated with the increase in general administration required to support the increased size and continuing expansion of the operation. The G&A expense in the Latin American operations were minimal in comparison to their increased sales when compared with the first quarter of 2005.

Project development costs of $480 thousand for the 2006 quarter relate primarily to development expenses associated with the Company's development of Poro Point and Chile. The Company expended $254 thousand in the quarter in its efforts to open the Poro Point site after several delays pushed out the opening to April 28, 2006. In Chile, the Company expended $226 thousand in its efforts to stay in the bid process. The 2005 Q2 expenses were $401 thousand, $184 thousand was related to the development of the Rizal property in the Philippines, and $217 thousand was related to Chile.

Equity gain in equity investees was $Nil for the second quarter of 2006, compared to $454 thousand for the second quarter of 2005. The amount in 2005 includes receipt of amounts previously written down in 2002. The Company collected $222 thousand during the quarter in addition to recording its share of the operating performance which amounted to $232 thousand due largely from a record revenue month in April 2005 and favorable foreign exchange.

Gain (loss) on disposal of asset was $(1.4) million for the 2nd quarter 2006 compared to $6 thousand for the same period last year. The $(1.4) million consisted of the write down of the assets the Company held on its books for Chile due to the loss of the Company's fight to be a part of the bid process in the second quarter of 2006.

Non-controlling interest for the quarter is related exclusively to the Company's Nicaragua operation.

In the second quarter of 2006, the Company achieved an adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $4.2 million or $0.15 per share. The Company's second quarter performance in 2006 was better than 2005 based on an adjusted EBITDA of approximately $1.7 million or $0.06 per share. Extraordinary or one-time charges and credits have been discounted from the calculation of the aforementioned EBITDA. The Company's basic and diluted loss per share from continuing operations was $(0.05) in Q2 2006 on net loss of $1.35 million compared to net loss per share of $(0.01) in Q2 2005 on a net loss of $146 thousand.

C. ***Comparison of Results of Operations – Quarter ended June 30, 2006 Compared to Quarter ended March 31, 2006.***

Revenues for the second quarter 2006 from continuing operations were $17.2 million, an increase of approximately $2.1 million over the previous quarter, or approximately 14%. The growth in revenues over the quarter stems primarily from the expansions in the Philippines with the opening of Poro Point and improved performance in Rizal and the opening of Pharaohs in the Holiday Inn-Select in Nicaragua. The revenues in the Philippines increased a total of $1.6 million, $1.0 million of which is attributable to Poro Point and the other $600 thousand to the increased performance of the Rizal Casino. In Nicaragua, the increase in revenues realized in the second quarter of 2006 was $690 thousand over the first quarter. The Company's 50% share in the Panama operations revenues decreased $224 thousand for the quarter, which was offset by a $134 thousand increase in the Company's 50% share of the Costa Rican operation. Guatemala's revenues increased minimally over the first quarter of 2006.

Gaming operations costs were approximately $6.2 million for the quarter compared to $5.6 million for the previous quarter. The increase in gaming operations costs is related to the increased revenues generated during the quarter. The Company's interest in Philippine gaming

operations costs increased $533 thousand, $410 of which is attributable to the Poro Point operations and the other to the increased sales for the Rizal operation. Nicaragua's operations costs increased $252 thousand due to their expansion of the operation and the Company's interest in the Panama gaming operations costs decreased $110 thousand corresponding to the decrease in sales for the quarter.

General and administrative expenses increased to approximately $6.8 million for the quarter compared to $5.6 million for the previous quarter. This is due primarily to the Philippines which incurred additional G&A expenses for the Poro Point operation of $533 thousand and increased G&A expenses of $467 thousand for its Rizal operation in the second quarter 2006. Nicaragua also experienced an increase in its General and Administrative expenses of $200 thousand over the first quarter of 2006, primarily due to the opening of the new Pharaohs casino in the Holiday Inn-Select in Managua. Panama, Costa Rica and Guatemala general and administrative expenses remained relatively flat in the second quarter compared to the first quarter in 2006.

Project development costs for the second quarter were $480 thousand compared to $398 thousand in the second quarter and relate primarily to pre-opening expenses in Poro Point and Chile. The increase was primarily due to the additional costs due to the delay in opening the Poro Point operation $254 thousand for the 2nd quarter 2006 compared to $171 thousand in the first quarter. The project development expenses for Chile increased $7 thousand over the first quarter.

Equity gain in equity investees was $Nil thousand for the second quarter of 2006 and $454 thousand for the second quarter of 2005. The Company included in its 2005 1st quarter approximately $40 thousand of gain related to its interest in the Venezuela operation. The amount in 2005 includes receipt of amounts previously written down in 2002. The Company collected $222 thousand during the 2nd quarter in addition to recording its share of the operating performance which amounted to $232 thousand due largely from a record revenue month in April 2005 and favorable foreign exchange.

Gain (loss) on disposal of asset was $(1.4) million for the 2nd quarter 2006 compared to $6 thousand for the same period last year. The $1.4 million consisted of the write down of the assets the company held on its books for Chile due to the loss of the company's fight to be a part of the bid process in the second quarter of 2006.

Non-controlling interest in both quarters is related exclusively to the Company's Nicaragua operation.

In the first quarter of 2006, the Company achieved an adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $3.9 million or $0.14 per share. The adjusted EBITDA for Q2, excluding the impact of one-time events, was also approximately $4.2 million or $0.15 per share. Basic and diluted earnings per share from continuing operations was $0.01 in Q1 2006 on net income of $194 thousand compared to loss per share of $(0.06) in Q2 2006 on a loss of $1,353 thousand.

D. ***Comparison of Results of Operations – Six months ended June 30, 2006 Compared to Six Months Ended June 30, 2005.***

Revenues from continuing operations for the first six months of 2006 were $32.3 million, an increase of 75% over 2005 revenues from continuing operations of $18.9 million for the same period. The growth in revenues is derived primarily from the Company's Philippine entities and

the expanded Latin American operations. The Company's Philippine entities accounted for $6.8 million of the overall increase, due to recognizing a full six months of revenue in 2006 for the Rizal property and $1.0 million in revenue from the new Poro Point casino. The Company's 50% interest in Costa Rica generated revenues from 4 casinos, 2 slot parlors and a slot route of approximately $4.0 million for the period. The comparative number in 2005 is $2.2 million and represents operations from three casinos and one slot route. In Nicaragua revenues increased $2.0 million over the $4.7 million in revenue that was recorded for the same period last year, due to the addition of two Pharaohs casinos and despite the loss of its Fiesta Managua casino in August 2005 due to a fire. The Company's 50% interest in Panama generated an additional $2.5 million over $9.3 million that was reported for the same period last year. This increase is a direct result of the expansion of the casinos in late 2005. Guatemala's revenues also increased $400 thousand over the $2.0 million reported for the same period last year, despite increased competition in the region.

Gaming operation expenses are approximately $5.0 million higher than the comparable period in 2005. The increase in gaming operations expenses stems primarily from the new operations in the Philippines, Nicaragua and Costa Rica operations and expansions in Panama and Guatemala. The Philippines, which opened in April 2005, incurred costs of approximately $350 thousand for the period ended June 30, 2005 versus $3.4 million in 2006. The gaming operations expenses followed the increased sales in the Latin American entities of $1.1 million in Panama and $400 thousand in Costa Rica, $250 thousand in Guatemala and $200 thousand in Nicaragua.

General and administrative expenses are approximately $3.5 million higher than the comparable period in 2005. The increase in G&A expenses stems primarily from the Philippines and Nicaraguan operations. The Philippines incurred costs of approximately $2.6 million for the period ended June 30, 2006 versus $460 thousand in 2005. Nicaragua increased $700 thousand over the $2.3 million reported for the same period last year, primarily due to the increased operations from the new Pharaohs casinos. The other countries experienced modest increases. The Company's 50% interest in G&A costs in Costa Rica increased $400 thousand over the same period last year, whereas Panama only increased $100 thousand over the same period last year. Guatemala increased $200 thousand over the same period last year.

The Company recorded development costs of $878 thousand through six months in 2006 compared to $749 thousand in 2005. The current period costs relate primarily to the Company's development in Chile plus development and pre-opening expenses for the Poro Point casino in the Philippines.

Equity gain in equity investees was $523 thousand for the first six months of 2005, compared to $Nil thousand recorded in the same period in 2006. The amount in 2005 includes receipt of amounts previously written down in 2002. The Company collected $222 thousand during the period in addition to recording its share of the operating performance which amounted to $301 thousand due largely from a record revenue month in April 2005 and favorable foreign exchange.

Gain (loss) on disposal of asset was $(1.4) million for the first six months in 2006 compared to $Nil for the same period last year. The $1.4 million consisted of the write down of the assets the company held on its books for Chile due to the loss of the company's fight to be a part of the bid process in the second quarter of 2006.

Net income for the period was $(1,353) compared to $Nil in 2005 for the same period. The loss for the current period stems from the one time write down of assets for Chile.

For the first six months of 2006 the Company achieved an adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), before the impact of one-time gains, project development costs and non-controlling interest, of $8.2 million or $0.29 per dilutive share, compared to $4.0 million or $0.14 per share for the same period in 2005. Earnings per share from continuing operations were $(0.05) in 2005 compared to $Nil in 2005.

E. ***Capital Resources and Liquidity***. Cash provided by continuing operations for the six months ended June 30, 2006 was $1.3 million, an increase of $1 million when compared to the $700 thousand used by operations for the same period ended June 30, 2005. Cash and cash equivalents increased to $3.6 million at June 30, 2006 from $2.2 million at December 31, 2005. This increase is due to proceeds from an additional $2.0 million raised in addition to a refinance of $4.0 million of the original $7.5 million in loans for the Rizal operation in the Philippines. The Company's working capital deficiency decreased in the second quarter due in part to the refinance of the Philippine debt and the reclassification of a note originally funded for Chile due to the loss of the bids. The working capital deficiency decreased from $8.9 million at December 31, 2005 to $7.6 million at June 30, 2006. This working capital deficiency is due to the funding of project development through debt financing with short repayment terms. Total long-term debt and capital lease obligations at December 31, 2005 were $19.6 million and have increased to $28.6 million at June 30, 2006. The reason for the substantial increase is the assumption of additional debt to finance projects in the Philippines, Costa Rica, Panama, Nicaragua and Guatemala.

The Company's assets and liabilities increased at June 30, 2006 to $65 million from the $56.1 million as at December 31, 2005. The increase is attributable to the debt funding raised for projects in the Philippines, Costa Rica, Panama, Nicaragua and Guatemala.

The Company anticipates paying its obligations with its cash flow generated from operations and collection of amounts receivable and recoverable, including the proceeds from the sale of its Venezuela interests.

The Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of June 30, 2006, the Company had outstanding share options exercisable for up to 2,424,795 common shares at prices ranging from CDN$0.09 to CDN$1.63 per share. If all share options are exercised, to which no assurance can be given, 2,424,795 common shares would be issued generating proceeds of approximately CDN$2.3 million.

F. ***Effect of Recent Developments on Operations***

1. **Mexico**. The Company previously litigated and failed to prevail on a NAFTA claim against the Government of Mexico claiming its skill game operations were illegally shut down. The Company filed a "Motion to Vacate" the NAFTA tribunal's ruling, which held that the Company was not entitled to any damages; further, that Mexico was entitled to recover approximately $1.25 million of costs from the Company. This Motion to Vacate the NAFTA tribunal's decision is being considered by the U.S. Federal District Court in Washington D.C.

2. **Canada Revenue Agency**. The Company's tax returns for 1999, 2001, and 2002 have been audited by Canada Revenue Agency (CRA). The Company has substantial

Net Operating Losses to offset any potential assessment of tax stemming from adjustments made by CRA. However, CRA has assessed a tax penalty of approximately $850,000 (including interest) claiming the Company failed to report income stemming from Native American settlements in 1999 and 2001. The Company is vigorously opposing the assessment of the tax penalty taking the position that the income was properly reported in the United States Tax returns upon the advice of its tax preparer.

G. *Off Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company is committed.

H. *Financial Instruments and Other Instruments*

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

I. *Transactions with Related Parties*

Included in accounts receivable is $3,185,000 (December 2005- $2,654,000) due from Thunderbird Panama. Also included in accounts receivable is $198,000 (December 2005 - $496,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

Included in accounts receivable is $380,000 (December 2005 - $310,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $397,000 (December 2005 - $312,000) of bonuses payable to the officers included in the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,709,000 (December 2005 - $1,696,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (December 2005 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2006 or upon ceasing employment.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

J. *Other MD&A Requirements*

Disclosure of Outstanding Share Capital

	Number	Value*(1)*
Outstanding Common Shares at June 30, 2006	25,122,128	$ 20,348,924
Warrants exercisable	2,345,000	$ 1,899,450
Stock Options exercisable	3,386,795	$ 2,743,304
Balance at June 30, 2005	30,853,923	$ 24,991,678

(1) The closing price of the Company's common shares was US$0.81 on June 30, 2006.

Share capital has increased 157,500 shares since December 31, 2005, due exclusively through the exercise of stock options. The Company's auditors have not reviewed these statements or the MD&A.

Additional Information

Additional information may be obtained from the Company's AIF or on the Sedar website at: www.sedar.com

Caution: This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

		June 30, 2006		December 31, 2005
ASSETS				
Current assets				
Cash and cash equivalents	$	3,641	$	2,239
Accounts receivable		5,730		5,009
Prepaid expenses and supplies		4,059		2,675
Deposits		8,354		9,087
Current portion of amounts receivable		84		849
Total current assets		21,868		19,859
Restricted cash		2,443		2,019
Amounts receivable (Note 3)		119		108
Investments in and advances to equity investees (Note 4)		828		1,091
Property and equipment		36,179		28,717
Other assets		3,590		4,316
Total assets	$	65,027	$	56,110

- continued -

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

Continued...

	June 30, 2006	December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 9,372	$ 10,142
Income taxes payable	1,480	926
Current portion of capital lease obligations	131	135
Current portion of loans payable	18,460	17,425
Current portion of other payables	60	67
Total current liabilities	29,503	28,695
Capital lease obligations	137	147
Loans payable	28,502	19,420
Other payables (Note 5)	1,953	2,257
Future income taxes	778	805
Total liabilities	60,873	51,324
Non-controlling interest	1,551	923
Shareholders' equity		
Share capital	21,467	21,467
Contributed surplus	359	288
Deficit	(18,402)	(17,049)
Foreign exchange adjustment	(821)	(843)
Total shareholders' equity	2,603	3,863
Total liabilities and shareholders' equity	$ 65,027	$ 56,110

Nature of operations (Note 1)

On behalf of the Board:

Jack R Mitchell Director

[signature] Director

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States Dollars)

	Six Months ended June 30, 2006	Six Months ended June 30, 2005	Three Months ended June 30, 2006	Three Months ended June 30, 2005
REVENUE				
Gaming operations	$ 32,352	$ 18,938	$ 17,236	$ 10,340
COSTS AND EXPENSES				
Gaming operations	11,815	8,217	6,229	4,315
General and administrative	12,491	7,438	6,848	4,419
Project development	878	749	480	342
Amortization	2,218	1,210	1,156	669
Financing costs	2,704	963	1,550	712
Equity (gain) loss in equity investees and write-down of equity investment (Note 5)	1,411	(523)	1,405	(454)
	31,517	18,054	17,668	10,003
Income before income taxes	835	884	(432)	337
Income taxes				
Current	1,221	429	595	264
Future	295	52	125	35
	1,516	481	720	299
Income from continuing operations before non-controlling interest	(681)	403	(1,152)	38
Non-controlling interest	672	403	395	184
Net income (loss) for the period	(1,353)	-	(1,547)	(146)
Deficit, beginning of year	(17,049)	(14,906)	(16,855)	(14,760)
Deficit, end of year	$ (18,402)	$ (14,906)	$ (18,402)	$ (14,906)
Basic earnings per share (Note 6)	$ (0.05)	$ Nil	$ (0.06)	$ (0.01)
Diluted earnings per share (Note 6)	$ (0.05)	$ Nil	$ (0.06)	$ (0.01)

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTEIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

	Six Months ended June 30,		Three Months ended June 30,	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ (1,353)	$ -	$ (1,547)	$ (146)
Items not affecting cash:				
Amortization	2,218	1,210	1,156	669
Equity (gain) loss in equity investments		(523)		(454)
Future income taxes	295	52	125	35
Non-controlling interest	672	403	395	184
Other	1,775	172	1,770	128
Changes in non-cash working capital items:				
Increase in accounts receivable	(739)	(2,281)	(473)	(1,124)
Decrease (increase) in inventories and prepaid Expenses	(143)	467	75	827
Increase in accounts payable and accrued Liabilities	(1,071)	1,339	(1,556)	921
(Decrease) increase in income taxes payable	575	(167)	419	270
Increase (decrease) in other liabilities	(478)	16	-261	291
Net cash provided by operating activities	1,751	688	103	1,601
CASH FLOWS FROM INVESTING ACTIVITIES				
Loans receivable, net	754	119	21	32
Expenditures on capital assets, net	(9,992)	(9,284)	(4,701)	(4,039)
Investment in and advances to equity investees (Note 5)	(1,134)	809	(995)	415
(Increase) decrease in restricted cash	(424)	(6)	(398)	(573)
(Increase) decrease in other assets	80	(1)	40	-
Net cash used in investing activities	(10,716)	(8,363)	(6,033)	(4,165)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net proceeds from issuance of common shares	8	17	-	17
Loans payable	13,767	7,388	6,850	3,895
Repayment of loans and leases payable	(3,430)	(1,667)	(1,565)	(760)
Net cash provided by financing activities	10,345	5,738	5,285	3,152
Effect of foreign exchange on cash and cash equivalents	22	(106)	(49)	(55)
Change in cash and cash equivalents during the period	1,402	(2,043)	(694)	533
Cash and cash equivalents, beginning of period	2,239	5,767	4,335	3,191
Cash and cash equivalents, end of period	$ 3,641	$ 3,724	$ 3,641	$ 3,724
Supplemental disclosure with respect to cash flows:				
Interest paid	$ 2,678	$ 1,059	$ 1,548	$ 687
Income taxes paid	1,007	720	406	114

See accompanying notes to these unaudited interim consolidated financial statements.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

1. NATURE OF OPERATIONS

Thunderbird Resorts, Inc.'s (the "Company") primary business activity is the provision of services to the gaming industry located in the Republic of Panama, Guatemala, Nicaragua, Venezuela, Costa Rica and the Philippines. The Company currently manages twenty casinos in these locations.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	June 30, 2006	December 31, 2005
The Fantasy Group S.A.	$ 102	$ 130
New Tides CV	-	740
Hopland Band of Pomo Indians	-	49
Other	101	38
	203	957
Current portion of amounts receivable	(84)	(849)
	$ 119	$ 108

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

4. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company manages operations at one gaming operation in Venezuela, managed operations in various skill game locations in Mexico. The Company has an equity interest in a property and development company in the Philippines. The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:

	June 30, 2006				
	Philippines	Mexico	Venezuela	Other	Total
Investment and advances	$ 548	$ 1,761	($ 261)	$ 182	$ 2,230
Gain (loss / write-down) of equity investment	-	(1,761)	359	-	(1,402)
	$ 548	$ -	$ 98	$ 182	$ 828

	December 31, 2005				
	Philippines	Mexico	Venezuela	Other	Total
Investment and advances	$ 829	$ 1,743	($ 229)	$ 118	$ 2,461
Gain (loss / write-down) of equity investment	-	(1,743)	373	-	(1,370)
	$ 829	$ -	$ 144	$ 118	$ 1,091

5. OTHER PAYABLES

	June 30, 2006	December 31, 2005
Support Consultants, Inc.	$ -	$ 7
Former directors and former associated companies	240	265
Due to related parties	492	705
Other	1,281	1,347
	2,013	2,324
Current portion of other payables	(60)	(67)
	$ 1,953	$ 2,257

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

6. EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	June 30, 2006	June 30, 2005
Weighted average shares used in computation of basic earnings per share	25,276	24,558
Effect of diluted securities		
Stock options and warrants	3,375	3,432
Weighted average shares used in computation of diluted earnings per share	28,651	27,990
Net income for the period	$ (1,353)	$ Nil

7. SEGMENTED INFORMATION

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments.

Six moths ended June 30, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 11,804	$ 2,408	$ 6,698	$ 4,025	$ 7,375	$ 42	$ 32,352
Amortization	1,123	121	152	215	566	41	2,218
Income tax expense	398	96	547	180	-	296	1,517
Net income (loss) from continuing operations	1,020	290	745	165	(752)	(2821)	(1,353)
Segment assets	15,799	3,443	6,596	6,259	12,205	20,725	65,027

Six moths ended June 30, 2005	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 9,355	$ 2.034	$ 4,662	$ 2,236	$ 552	$ 99	$ 18,938
Amortization	865	59	92	76	83	35	1,210
Income tax expense	225	110	63	30	-	53	481
Net income (loss) from continuing operations	570	459	446	72	(745)	(144)	-
Segment assets	12,591	967	4,700	4,575	13,294	1,628	37,755

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

8. SEGMENTED INFORMATION (cont'd…)

Three moths ended June 30, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 5,790	$ 1,206	$ 3,694	$ 2,079	$ 4,486	$ (19)	$ 17,236
Amortization	559	71	85	112	523	13	1,550
Income tax expense	186	47	258	104	-	125	720
Net income (loss) from continuing operations	504	108	835	104	(608)	(2,490)	(1,547)

Three moths ended June 30, 2005	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 4,828	$ 1,070	$ 2,477	$ 1,401	$ 552	$ 99	$ 10,340
Amortization	429	29	54	56	83	18	669
Income tax expense	150	57	25	30	-	37	299
Net income (loss) from continuing operations	376	246	204	47	(745)	(274)	(146)

Geographic information as at June 30, 2006:

June 30, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
Revenue	$ 11,804	$ 2,408	$ 6,698	$ 4,025	$ 7,375	$ 42	$ 32,352
Property and Equipment	15,799	3,443	6,596	6,259	12,205	20,725	65,027

Geographic information as at June 30, 2005:

June 30, 2005	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
Revenue	$ 9,355	$ 2,034	$ 4,662	$ 2,236	$ 552	$ 99	$ 18,938
Property and Equipment	6,991	509	4,165	3,769	13,294	1,628	37,755

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2006:

Mexico. The Company previously litigated and failed to prevail on a NAFTA claim against the Government of Mexico claiming its skill game operations were illegally shut down. The Company filed a "Motion to Vacate" the NAFTA tribunal's ruling, which held that the Company was not entitled to any damages; further, that Mexico was entitled to recover approximately $1.25 million of costs from the Company. This Motion to Vacate the NAFTA tribunal's decision is being considered by the U.S. Federal District Court in Washington D.C.

Canada Revenue Agency. The Company's tax returns for 1999, 2001, and 2002 have been audited by Canada Revenue Agency (CRA). The Company has substantial Net Operating Losses to offset any potential assessment of tax stemming from adjustments made by CRA. However, CRA has assessed a tax penalty of approximately $850,000 (including interest) claiming the Company failed to report income stemming from Native American settlements in 1999 and 2001. The Company is vigorously opposing the assessment of the tax penalty taking the position that the income was properly reported in the United States Tax returns upon the advice of its tax preparer.

10. COMPARATIVE FIGURES

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

These interim financial statements have not been reviewed by our auditor, Oliva, Sahmel & Goddard, Certified Public Accountants. These interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada.

CEO & CFO Certification:

Pursuant to the applicable Canadian requirement, effective with the first quarterly filings in 2004, we the undersigned, collectively and individually, do hereby certify that to the best of our respective knowledge, these unaudited interim financial statements, as well as the associated MD&A, together with documents incorporated by reference, do not contain misrepresentation and fairly present in all material respects the Company's financial condition, results of operations and cash flows as of and for the periods presented in the filing.

Jack R. Mitchell **CEO & President**	**Michael G. Fox** **CFO**

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

August 29, 2006

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

August 29, 2006, disseminated via The Newswire.ca to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
29th day of August, 2006.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird resorts

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

August 29, 2006

CORRECTED MESSAGE TO OUR SHAREHOLDERS ON 2006 SECOND QUARTER RESULTS

Thunderbird Resorts, Inc. ("Thunderbird") (CNQ: BIRD.U and FSE: OSJ) announces the Company's second quarter results, ended June 30, 2006 (all figures are in US dollars). This is release corrects a typographical error as follows: The reference to the net income for Panama should be $504 thousand.

Revenues from continuing operations for the second quarter of 2006 were $17 million, an increase of 67% over 2005 revenues from continuing operations of $10.3 million for the same period. The loss for the period was $1.5 million compared to a loss of $(146) thousand in 2005 for the same period. The loss for the current period was impacted by the write off of $1.4 million in assets in Chile as the Company was not successful in its quest to re-enter the bidding process. In addition, the Company experienced an increase in financing costs and amortization costs along with continuing development expense. Financing costs increased from $258 thousand in the second quarter of 2005 to $1.55 million for the same period in 2006 while amortization costs increased from $669 thousand in the second quarter of 2005 to $1.16 million for the same period in 2006. Diluted earnings per share for the 2006 second quarter were a loss of $(0.06), compared with diluted earnings per share loss of $(0.01) for the same period last year. Adjusted EBITDA in the second quarter 2006, excluding non-recurring items, development costs, special charges and minority interests was $4.2 million or $0.15 per diluted share, compared to $1.7 million or $0.06 per share for the year-ago quarter. The Company's working capital deficiency decreased from $(8.8) million at December 31, 2005 to $(7.6) million at June 30, 2006.

Management continues to pursue project level financings and believes that the cash flow from operations is sufficient to pay the debt service. The working capital deficiency is the result of funding of project development and construction through debt financing with short repayment terms while projects are still in the development phase. The Company is, however, continuing to realize increased Adjusted EBITDA from the new projects resulting in the ability to service the debt related to the project financings in Costa Rica, Guatemala, the Philippines, and Nicaragua. For a more detailed analysis of the results for the period, please review the Management Discussion & Analysis at the Company's website or the CNQ website.

In Panama, 2006 second quarter revenues for casinos were $5.8 million which was a 21% increase over $4.8 million for the same period last year. Net income for Panama was $504 thousand for the second quarter in 2006 which was a 34% increase over the $375 thousand for the same period last year. This increase can be attributed to the expansion of the operation in 2005. We expect continued measured expansions to better serve our clients and to attend to niche markets as opportunities allow.

In Guatemala, revenues for the second quarter increased 13% over the same period in 2005 to $1.2 million due to the expansion of the video lottery locations. The Company is experiencing new competition which has slightly impacted revenue, albeit we remain the market share leader. Thunderbird now has three video lottery parlors in Guatemala.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

In Nicaragua, the Camino Real and Pharaohs casinos generated strong revenues of $3.7 million for second quarter of 2006 compared to the $2.5 million generated from Camino Real and Fiesta Casino, which closed due to a fire in the Hotel Crowne Plaza Managua in August, 2005. The Company opened a new Pharaohs Casino in the Holiday Inn-Select in Managua on May 12, 2006. The Company is also constructing a new Pharaohs Casino in Managua which is scheduled to open in the 1st quarter of 2007.

In Costa Rica, revenues were $2.1 million for the second quarter in 2006 compared to $1.4 million for the same period last year. The operation has significantly increased in size and is still expanding. As of May 15, 2006, the operation has 4 casinos, 2 slot parlors, a slot route division resulting in 234 table positions and 931 slot machines compared to 555 slot machines and 222 table positions for the same period last year. The operations generated net income of $238 thousand for the period, compared to $48 thousand for the same period last year. In addition, we have identified opportunities to increase our revenue over the next two to three years via expansions and new operations.

In the Philippines, where the Company began operations in April of 2005, revenues were $4.5 million for the second quarter in 2006. The Fiesta Casino Manila-Eastridge is located adjacent to Metro Manila and is the first private casino that can service both the local and foreign markets. The project has access to an 18-hole golf course and includes Thunderbird's first hotel, which has 43 suites in phase one. The operation, which has 165 table positions and 128 machines, generated a loss of $(608) thousand for the second quarter; however, it is on track to be profitable during 2006 as $254 thousand of this loss were development costs for the Poro Point casino. The new Fiesta Casino at Poro Point opened on April 28 2006. Revenues at the Poro Point operation, which has 158 table positions and 120 slot machines, continue to exceed management expectations. Both the Fiesta Casinos at Manila-Eastridge and the Fiesta Casino at Poro Point continue to set record revenues.

Thunderbird Resorts is a successful recreational property developer and operator in each of its markets. Thunderbird Resorts' success is based upon creating genuine value for the community and for its employees and shareholders. Thunderbird Resorts achieves its mission by offering customers dynamic, themed and integrated venues anchored by casinos and gaming facilities. Additional information about Thunderbird is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities. Included in this press release are certain "non-GAAP financial measures," which are measures of Thunderbird's historical or estimated future performance that are different from measures calculated and presented in accordance with GAAP, within the meaning of applicable CNQ rules, that are useful to investors. These measures include (i) Adjusted EBITDA and diluted EPS, excluding non-recurring items, special charges and discontinued operations. Depreciation and amortization are non-cash items; consequently, management and many analysts believe the presentation of Adjusted EBITDA is useful to management and to investors. Adjusted EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, equity in earnings of affiliates, minority interests, development costs, and gain on refinancing and discontinued operations. The Company believes Adjusted EBITDA provides useful information to investors regarding the Company's financial condition and results of operations because Adjusted EBITDA is useful for evaluating performance and capacity to incur and service debt and to fund capital expenditures. Management also uses Adjusted EBITDA as one measure in determining the value of acquisitions and dispositions.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

August 29, 2006

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

August 29, 2006, disseminated via CCN Matthews to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
29th day of August, 2006.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird resorts

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

August 29, 2006

MESSAGE TO OUR SHAREHOLDERS ON 2006 SECOND QUARTER RESULTS

Thunderbird Resorts, Inc. ("Thunderbird") (CNQ: BIRD.U and FSE: OSJ) announces the Company's second quarter results, ended June 30, 2006 (all figures are in US dollars): Revenues from continuing operations for the second quarter of 2006 were $17 million, an increase of 67% over 2005 revenues from continuing operations of $10.3 million for the same period. The loss for the period was $1.5 million compared to a loss of $(146) thousand in 2005 for the same period. The loss for the current period was impacted by the write off of $1.4 million in assets in Chile as the Company was not successful in its quest to re-enter the bidding process. In addition, the Company experienced an increase in financing costs and amortization costs along with continuing development expense. Financing costs increased from $258 thousand in the second quarter of 2005 to $1.55 million for the same period in 2006 while amortization costs increased from $669 thousand in the second quarter of 2005 to $1.16 million for the same period in 2006. Diluted earnings per share for the 2006 second quarter were a loss of $(0.06), compared with diluted earnings per share loss of $(0.01) for the same period last year. Adjusted EBITDA in the second quarter 2006, excluding non-recurring items, development costs, special charges and minority interests was $4.2 million or $0.15 per diluted share, compared to $1.7 million or $0.06 per share for the year-ago quarter. The Company's working capital deficiency decreased from $(8.8) million at December 31, 2005 to $(7.6) million at June 30, 2006.

Management continues to pursue project level financings and believes that the cash flow from operations is sufficient to pay the debt service. The working capital deficiency is the result of funding of project development and construction through debt financing with short repayment terms while projects are still in the development phase. The Company is, however, continuing to realize increased Adjusted EBITDA from the new projects resulting in the ability to service the debt related to the project financings in Costa Rica, Guatemala, the Philippines, and Nicaragua. For a more detailed analysis of the results for the period, please review the Management Discussion & Analysis at the Company's website or the CNQ website.

In Panama, 2006 second quarter revenues for casinos were $5.8 million which was a 21% increase over $4.8 million for the same period last year. Net income for Panama was $504 million for the second quarter in 2006 which was a 34% increase over the $375 thousand for the same period last year. This increase can be attributed to the expansion of the operation in 2005. We expect continued measured expansions to better serve our clients and to attend to niche markets as opportunities allow.

In Guatemala, revenues for the second quarter increased 13% over the same period in 2005 to $1.2 million due to the expansion of the video lottery locations. The Company is experiencing new competition which has slightly impacted revenue, albeit we remain the market share leader. Thunderbird now has three video lottery parlors in Guatemala.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

In Nicaragua, the Camino Real and Pharaohs casinos generated strong revenues of $3.7 million for second quarter of 2006 compared to the $2.5 million generated from Camino Real and Fiesta Casino, which closed due to a fire in the Hotel Crowne Plaza Managua in August, 2005. The Company opened a new Pharaohs Casino in the Holiday Inn-Select in Managua on May 12, 2006. The Company is also constructing a new Pharaohs Casino in Managua which is scheduled to open in the 1st quarter of 2007.

In Costa Rica, revenues were $2.1 million for the second quarter in 2006 compared to $1.4 million for the same period last year. The operation has significantly increased in size and is still expanding. As of May 15, 2006, the operation has 4 casinos, 2 slot parlors, a slot route division resulting in 234 table positions and 931 slot machines compared to 555 slot machines and 222 table positions for the same period last year. The operations generated net income of $238 thousand for the period, compared to $48 thousand for the same period last year. In addition, we have identified opportunities to increase our revenue over the next two to three years via expansions and new operations.

In the Philippines, where the Company began operations in April of 2005, revenues were $4.5 million for the second quarter in 2006. The Fiesta Casino Manila-Eastridge is located adjacent to Metro Manila and is the first private casino that can service both the local and foreign markets. The project has access to an 18-hole golf course and includes Thunderbird's first hotel, which has 43 suites in phase one. The operation, which has 165 table positions and 128 machines, generated a loss of $(608) thousand for the second quarter; however, it is on track to be profitable during 2006 as $254 thousand of this loss were development costs for the Poro Point casino. The new Fiesta Casino at Poro Point opened on April 28 2006. Revenues at the Poro Point operation, which has 158 table positions and 120 slot machines, continue to exceed management expectations. Both the Fiesta Casinos at Manila-Eastridge and the Fiesta Casino at Poro Point continue to set record revenues.

Thunderbird Resorts is a successful recreational property developer and operator in each of its markets. Thunderbird Resorts' success is based upon creating genuine value for the community and for its employees and shareholders. Thunderbird Resorts achieves its mission by offering customers dynamic, themed and integrated venues anchored by casinos and gaming facilities. Additional information about Thunderbird is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities. Included in this press release are certain "non-GAAP financial measures," which are measures of Thunderbird's historical or estimated future performance that are different from measures calculated and presented in accordance with GAAP, within the meaning of applicable CNQ rules, that are useful to investors. These measures include (i) Adjusted EBITDA and diluted EPS, excluding non-recurring items, special charges and discontinued operations. Depreciation and amortization are non-cash items; consequently, management and many analysts believe the presentation of Adjusted EBITDA is useful to management and to investors. Adjusted EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, equity in earnings of affiliates, minority interests, development costs, and gain on refinancing and discontinued operations. The Company believes Adjusted EBITDA provides useful information to investors regarding the Company's financial condition and results of operations because Adjusted EBITDA is useful for evaluating performance and capacity to incur and service debt and to fund capital expenditures. Management also uses Adjusted EBITDA as one measure in determining the value of acquisitions and dispositions.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Pacific Corporate Trust Company
a Computershare Company
25 YEARS OF SERVICE TO OUR CLIENTS
510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9
T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

August 22, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**THUNDERBIRD RESORTS, INC.**
Meeting Type:	Special Meeting
ISIN:	CA8860571089
Meeting Date:	September 29, 2006
Record Date for Notice:	August 25, 2006
Record Date for Voting:	August 25, 2006
Beneficial Ownership Determination Date:	August 25, 2006
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"YASMIN JUMA"

YASMIN JUMA
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\7625BIR.pdf

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

August 3, 2006

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

August 3, 2006, disseminated via CCN Matthews to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
3rd day of August, 2006.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird
resorts

RECEIVED
2007 SEP 27 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE **August 3, 2006**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

COSTA RICA RESORT -PROJECT

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) announces the completion of the acquisition of land for a new resort project in Costa Rica that will include a hotel/spa with casino and entertainment center. The "Thunderbird Resorts Tres Rios" project encompasses approximately 11 hectares of scenic land located in the "under-served" eastern suburbs of Costa Rica's capital city, San Jose. The development theme for the entire project is consistent with the natural beauty of the area. The property is one of the only available locations in the area zoned for tourism development and has excellent access by way of Costa Rica's main east-west highway. Across this highway from the project site is a new highly successful "super mall" called "Terramall". The Thunderbird Resorts Tres Rios project will target the eastern San Jose population of approximately 500,000 middle and upper-class residents who reside in the city of La Union and throughout the province of Cartago. The Cartago area is one of the important tourist destinations for Costa Rica's more than 1.5 million annual visitors, who spend over $1.5 billion annually. Currently, none of these markets are served by a resort hotel, convention center or casino product. Thunderbird Tres Rios will be anchored by a luxury resort hotel, a Las Vegas style casino and entertainment center, a world-class convention center, a world-class spa and health club, commercial real estate and a private residential community. The Tres Rios development conforms with Thunderbird's mission to become the leading recreational property developer and operator in each of its markets, whose resorts are anchored by casinos.

Thunderbird Resorts, Inc. is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

June 15, 2006

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

June 15, 2006, disseminated via CCN Matthews to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
15th day of June, 2006.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird

resorts

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

June 15, 2006

Shareholder Proposals Approved at Annual and Special Meeting

Thunderbird Resorts Inc. (CNQ: BIRD.U and FSE: OSJ)) announces the following update:

Thunderbird is pleased to announce that all proposals have been approved by shareholder at the Company's Annual and Special Meeting held in San Diego on Monday, June 12, 2006. Oliva, Sahmel & Goddard, Certified Public Accountants, were appointed as auditors for the ensuing year. A continuance into Bermuda and adoption of new Charter documents were passed subject to final Board approval. The Board was also authorized to approve any future private placement(s) within certain parameters as set forth in the information circular. The continuance into Bermuda, new Charter documents and future private placement(s) resolutions required 2/3 of the votes cast by shareholders, in person or by proxy, at the meeting. Over 90% of the shareholders that voted approved these resolutions. Management will continue to work diligently in earning the confidence of the Company's shareholders.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

FOR IMMEDIATE RELEASE **June 8, 2006**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

GUATEMALA

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) announces:

The Company announces a clarification of its May 30, 2006 press release in reference to its Guatemala operation to read as follows:

"In Guatemala, revenues for the first quarter increased 25% over the same period in 2005 to $1.2 million due to the expansion of the video lottery locations. The Company is experiencing new competition which has slightly impacted revenue, albeit we remain the market share leader. Thunderbird now has two video lottery parlors in Guatemala. The Company is pleased with the progress in its Video Loteria operation at the Mazatenengo location with InterGames, a Guatemala company, sanctioned by CONFEDE. Video lottery is the only legal form of machine gaming in the country and the government has recently begun investigating illegal operations. The Company's operations remain open and are fully sanctioned pursuant to Guatemala law."

Thunderbird Resorts, Inc. is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

June 1, 2006

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

June 1, 2006, disseminated via CCN Matthews to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
1st day of June, 2006.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird
resorts

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: **info@thunderbirdresorts.com**

June 1, 2006

Supreme Court Rules Against Thunderbird in Chile

Thunderbird Resorts, Inc. ("Thunderbird") (CNQ: BIRD.U and FSE: OSJ) announces: ***In Chile,*** Thunderbird is participating in public bids to secure new casino licenses. Under the new Chilean casino law, up to 17 new licenses are in the process of being awarded in 2006. The Company has had a very active business development presence in Chile since July 2003, with the objective of securing 2 to 4 new licenses. The Company has been engaged in a "legal challenge" against the Superintendent of Casinos who excluded the Company from the bid process nearly 9 months ago. The Company filed for "protection recourse" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) *in favor of Thunderbird's* petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the casino bid process. The Court of Appeals found that the Gaming Commission's resolutions were arbitrary and illegal. The Chilean Gaming Commission thereafter appealed the decision to the Chilean Supreme Court. The Supreme Court has ruled against Thunderbird by a 4 to 1 decision based on "admissibility grounds". Albert Atallah, General Counsel, commented that "The Company is disappointed that the Supreme Court did not reach the merits of the case"; further that "[W]e are analyzing the effect of the ruling and are considering additional legal recourse on the merits with the understanding that the Chilean Supreme Court has made a final determination on the protection recourse remedy exclusively on admissibility grounds". The Supreme Court decision to overturn the Court of Appeals' ruling was made without having considered the substantive merits of Thunderbird's case. However, the effect of the Supreme Court ruling is that the Company is now excluded from the bid process.

Thunderbird Resorts is a successful recreational property developer and operator in each of its markets. Thunderbird Resorts' success is based upon creating genuine value for the community and for its employees and shareholders. Thunderbird Resorts achieves its mission by offering customers dynamic, themed and integrated venues anchored by casinos and gaming facilities. Additional information about Thunderbird is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities.

Thunderbird resorts

May 31, 2006

Ontario Securities Commission
Cadillac Fairview Tower
Suite 800, Box 55
20 Queen Street West
Toronto, ON M5H 3S8

Dear Sirs:

Re: Thunderbird Resorts, Inc.
Mailing on May 30, 2006

The Company confirms that on the above date the quarterly report for the quarter ended March 31, 2006, was forwarded by prepaid first class mail to all the shareholders who have requested such information.

Yours very truly,

Jack R Mitchell

Jack R. Mitchell
President and CEO

encl.

cc: B.C. Securities Commission
Canadian Trading and Quotation System Inc.
Pacific Corporate Trust Company

COMPANY\NTTBIRD\LETTERS\ADMSTRTN\QTREPORT.DOC

12155 DEARBORN PLACE, POWAY, CA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: INFO@THUNDERBIRDRESORTS.COM
website: www.thunderbirdresorts.com

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

May 30, 2006

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

May 30, 2006, disseminated via CCN Matthews to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. <u>Senior Officers</u>

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. <u>Statement of Director</u>

The foregoing accurately discloses the material change referred to herein.
30th day of May, 2006.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird resorts

RECEIVED
2007 SEP 27 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: **info@thunderbirdresorts.com**

May 30, 2006

MESSAGE TO OUR SHAREHOLDERS ON 2006 FIRST QUARTER RESULTS

Thunderbird Resorts, Inc. ("Thunderbird") (CNQ: BIRD.U and FSE: OSJ) announces the Company's first quarter results, ended March 31, 2006 (all figures are in US dollars): Revenues from continuing operations for the first quarter of 2006 were $15.1 million, an increase of 76% over 2005 revenues from continuing operations of $8.6 million for the same period. Net income for the period was $194 thousand compared to $146 thousand in 2005 for the same period. The net income for the current period was impacted by increased financing costs and amortization costs along with continuing development efforts. Financing costs increased from $251 thousand in the first quarter of 2005 to $1.2 million for the same period in 2006; while amortization costs increased from $541 thousand in the first quarter of 2005 to $1.1 million for the same period in 2006. Diluted earnings per share for the 2006 first quarter was $0.01, compared with diluted earnings per share of $0.01 for the same period last year. Adjusted EBITDA in the first quarter 2006, excluding non-recurring items, development costs, special charges and minority interests was $3.9 million or $0.14 per diluted share, compared to $1.7 million or $0.06 per share for the year-ago quarter. The Company's working capital deficiency increased slightly from $8.9 million at December 31, 2005 to $9.5 million at March 31, 2006. Management continues to pursue various equity financings to improve this working capital deficiency which is the result of the funding of project development and construction through debt financing with short repayment terms. The company is, however, beginning to realize increased Adjusted EBITDA from the new projects resulting in the ability to service the debt related to the project financings in Costa Rica, Guatemala, the Philippines, and Nicaragua. For a more detailed analysis of the results for the period, please review the MD&A at the Company's website or the CNQ website.

In Panama, 2006 first quarter revenues for casinos were $6 million which was a 33% increase over $4.5 million for the same period last year. Net income for Panama was $516 thousand for the first quarter in 2006 which was a 166% increase over the $194 thousand for the same period last year. This increase can be attributed to the expansion of the operation in 2005. This mature gaming market now has over $150M in revenue and Thunderbird has an estimated 30% market share. We expect continued, measured expansions to better serve our clients and to attend to niche markets as opportunities allow.

In Guatemala, revenues for the first quarter increased 25 % over the same period in 2005 to $1.2 million due to the expansion of the video lottery locations. The Company is experiencing new competition which has slightly impacted revenue, albeit we remain the market share leader. Thunderbird now has three video lottery parlors in Guatemala. More recently, Thunderbird is operating under a license with CONFEDE, a Guatemalan foundation. Video lottery is the only legal form of machine gaming in the country and the government has recently begun investigating illegal operations. The Company's operations remain open and are fully sanctioned pursuant to Guatemala law.

In Nicaragua, the Camino Real and Pharaohs casinos generated strong revenues of $3 million for the quarter compared to the $2.2 million generated from Camino Real and Fiesta casino, which was destroyed in a fire in

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

2005. The Company opened a new Pharaoh's Casino in the Holiday Inn-Select in Managua on May 10, 2006. The Company is also constructing a new Fiesta Casino in Managua which is scheduled to open in the 4th quarter of 2006.

In Costa Rica, revenues were $1.9 million for Q1 2006 compared to $800 thousand for the same period last year. The operation has significantly increased in size and is still expanding. As of May 15, 2006 the operation has 4 casinos, 2 slot parlors, a slot route division resulting in 234 table positions and 931 slot machines compared to 555 slot machines and 222 table positions for the same period last year. The operations generated net income of $175 thousand for the quarter, compared to $25 thousand for the same period last year. Total revenue for the Costa Rican gaming market is estimated at $50 million and Thunderbird has an estimated 35% market share. In addition, we have identified opportunities to increase our revenue over the next two to three years via expansions and new operations.

In the Philippines, where the Company began operations in April of 2005, revenues were $2.9 million for first quarter 2006. The Fiesta Casino Manila-Eastridge is located in Metro Manila and is the first private casino that can service both the local and foreign markets. The project has access to an 18-hole golf course and includes Thunderbird's first hotel, which has 43 suites in phase one. The operation, which has 165 table positions and 128 machines generated a loss of $(97) thousand for the quarter; however, it is on track to be profitable during 2006. The Fiesta Casino and Resort at Manila-Eastridge continues to set record revenues. The new Fiesta Casino at Poro Point opened on April 28 2006. The revenues at Poro Point are exceeding management expectations.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Thunderbird Resorts is a successful recreational property developer and operator in each of its markets. Thunderbird Resorts' success is based upon creating genuine value for the community and for its employees and shareholders. Thunderbird Resorts achieves its mission by offering customers dynamic, themed and integrated venues anchored by casinos and gaming facilities. Additional information about Thunderbird is available on its World Wide Web site at www.thunderbirdresorts.com.

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities. Included in this press release are certain "non-GAAP financial measures," which are measures of Thunderbird's historical or estimated future performance that are different from measures calculated and presented in accordance with GAAP, within the meaning of applicable CNQ rules, that are useful to investors. These measures include (i) Adjusted EBITDA and diluted EPS, excluding non-recurring items, special charges and discontinued operations. Depreciation and amortization are non-cash items; consequently, management and many analysts believe the presentation of Adjusted EBITDA is useful to management and to investors. Adjusted EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, equity in earnings of affiliates, minority interests, development costs, and gain on refinancing and discontinued operations. The Company believes Adjusted EBITDA provides useful information to investors regarding the Company's financial condition and results of operations because Adjusted EBITDA is useful for evaluating performance and capacity to incur and service debt and to fund capital expenditures. Management also uses Adjusted EBITDA as one measure in determining the value of acquisitions and dispositions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2006 AND RECENT DEVELOPMENTS

A. ***Selected Consolidated Financial Information***. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended March 31, 2006. These statements and this MD&A have not been reviewed by the Company's auditor, Oliva, Sahmel & Goddard.

The selected financial data should be read in conjunction with the unaudited interim Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share):

For the Quarter ended March 31:	**2006**	**2005**
Revenue	15,116	8,598
Net income	194	146
Earnings per share – basic & fully diluted	0.01	0.01
For the Period as at:	**March 31, 2006**	**December 31, 2005**
End of period working capital	(9,453)	(8,836)
Total assets	62,419	56,110
Long term debt (2)	23,159	19,420
Total liabilities	58,283	52,247
Share capital (3)	21,467	21,467
Foreign exchange adjustment	(772)	(843)
Deficit	(16,855)	(17,049)

(1) Under Canadian GAAP.
(2) Excludes the current portion of the long-term debt.
(3) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2006	2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$15,116	15,952	12,545	10,340	8,598	$ 7,710	$ 6,012	$ 6,316
Income (loss) from continuing operations	194	(1,325)	(852)	(146)	146	(60)	459	610
Net income (loss)	194	(1,325)	(852)	(146)	146	(60)	459	610
Earnings per share – basic	0.01	(0.06)	(0.03)	(0.01)	0.01	Nil	0.02	0.03
Earnings per share – diluted	0.01	(0.05)	(0.03)	(0.01)	0.01	Nil	0.01	0.03

B. ***Comparison of Results of Operations - Quarter ended March 31, 2006 Compared to Quarter Ended March 31, 2005.***

Revenues for the year 2006 from continuing operations were $15.1 million, an increase of 76% over 2005 revenues from continuing operations of $8.6 million. The growth in revenues is derived primarily from the Company's expansion efforts in 2005 in the Philippines, Costa Rica, Panama, Nicaragua and Guatemala. In the Philippines the Company generated $2.9 million in revenue; since the Company opened the operation in April of 2005 there is no comparative revenue. The Company's 50% interest in Costa Rica revenues were $1.9 million for Q1 2006 compared to $800 thousand for the same period last year. The operation has significantly increased in size and is still expanding at March 31, 2006 the operation has 4 casinos, 234 table positions and 571 machines compared to 68 table positions and 195 machines at for the same period last year. In Nicaragua, the Camino Real and Pharaohs casinos generated strong revenues of $3 million for the quarter compared to the $2.2 million generated from Camino Real and Fiesta casino, which was destroyed in a fire in 2005. Guatemala revenues for the three months in 2006 were $1.2 million a $200 thousand increase over the same period last year. The Company's 50% interest in Panama's revenues increased $1.5 million for 2006 over its comparative 2005 performance. The increase is due to the operations expansion during 2005.

Gaming operations costs increased approximately $2.4 million for the quarter compared to the same period in 2005. This is due primarily to the addition of the Philippines operation, which accounts for $1.4 million of the increase in 2006 versus $Nil for the same period 2005. In Nicaragua there was essentially no increase in gaming operations costs in 2006 over 2005. Due to the expansion of the Panama operation the Company's interest in the gaming operations increased $700 thousand over the same period last year. Similarly, in Costa Rica and Guatemala the gaming operations costs increased $200 thousand and $100 thousand, respectively, over the same period last year due expansion of both operations.

General and administrative expenses increased approximately $1.9 million in 2006 over the $3.7 million recorded in 2005. The increase in G&A expenses stems primarily from the expansions in the Philippines, Costa Rica and Panama operations. The increase attributed to Costa Rica is approximately $300 thousand compared to 2005 and includes additional staffing costs, professional fees and rent expense associated with the increase in general administration required to support the increased size and continuing expansion of the operation. The impact of the Philippines was approximately $1.2 million for the quarter compared to $nil in 2005. The Company's share of Panama's increased G&A expenses was $400 thousand in 2006 over 2005. The G&A expense in the Guatemala operations was essentially flat when compared with the first quarter of 2005.

Project development costs of $398 thousand for the 2006 quarter relate primarily to development expenses associated with the Company's second casino in the Philippines known as Poro Point and continued development efforts in Chile. The Company included $171 thousand in its consolidated financials for pre-opening charges in the Poro Point casino, which opened on April 28, 2006. The Company's ongoing efforts for development in Chile contributed expenses of $227 thousand. The 2005 costs of $426 thousand were related primarily to development expenses associated with the opening of the Company's Manila, Philippines location, $68 thousand was related to the Company's ongoing development efforts in Chile.

Equity gain in equity investees and write-down of equity investment was $Nil for the first quarter in 2006 verses $69 thousand for the first quarter of 2005. In August of 2005 the company sold its interest in the Venezuelan operation. The amount in 2005 includes receipt from an investor in the Mexico entities of $30 thousand for amounts previously advanced and written-off by the Company related to NAFTA and approximately $40 thousand of gain related to its interest in the Venezuela operation.

Non-controlling interest in both 2006 and 2005 was related exclusively to the Company's Nicaragua operation.

In the first quarter of 2006, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $3.2 million or $0.13 per share. For the first quarter of 2005 the Company achieved an EBITDA of approximately $1.3 million or $0.05 per share. Basic and diluted

earnings per share from continuing operations was essentially $0.01 in Q1 2006 on a net income of $194 thousand compared to $0.01 in Q1 2005 on net income of $146 thousand. Neither period incurred one-time, extraordinary items.

C. *Comparison of Results of Operations – Quarter ended March 31, 2006 Compared to Quarter ended December 31, 2005*.

Revenues for the first quarter 2006 from continuing operations were $15.1 million, a decrease of approximately $836 thousand over the previous quarter. This decrease stems primarily from the Latin American operations. The Company's interest in the Panama operation decreased $720 thousand for the first quarter in 2006 from the record quarter in Q4 2005. Guatemala and Nicaragua also experienced reduced revenue in Q1 2006 from Q4 2005 of $280 thousand and $150 thousand, respectively. The Philippines and Costa Rica, however, generated revenues $490 thousand and $80 thousand, respectively, over Q4 2005. The remaining $250 thousand reduction was due to decreased billings from the Company's design group to the Costa Rican, Panama and Chile operations due to decreased expansion efforts in Q1 2006 over Q4 2005 for those operations.

Gaming operations costs was approximately $5.6 million for the quarter compared to $6.9 million for the previous quarter. The decrease in gaming operations costs is related to the decreased revenues generated during the quarter. The Company's interest in Panama gaming operations costs reduced $600 thousand, $200 of which is attributable to reduced promotional costs during Q1 2006. Guatemala, Nicaragua and Costa Rica all realized reduced gaming operations costs of $360 thousand as a result of their reduced revenues. The Philippines also experienced reduced gaming operations costs of $330 in Q1 2006 over Q4, 2005.

General and administrative expenses were $6.2 million for the quarter, which is equivalent to the general and administrative expenses reported in Q4 2005.

Project development costs for the first quarter were $398 thousand compared to $1.4 million in the fourth quarter and relate primarily to pre-opening expenses at Poro Point in the Philippines and ongoing development costs for Chile in both quarters.

Equity gain in equity investees and write-down of equity investment was $nil for the first quarter of 2006 compared to $106 thousand for the fourth quarter in 2005. Q4 2005 included an adjustment to Q3 of $56 thousand to the $36 thousand recorded for Venezuela in Q3 and $50 thousand for the Company's equity interest in the Philippines Property and Development company whose revenues were solely from the management fees charged to the Philippines operating company during the 2005 year. The Company sold its interest in Venezuela on August 11, 2005.

Non-controlling interest in both quarters is related exclusively to the Company's Nicaragua operation.

In the first quarter of 2006, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $3.2 million or $0.13 per share. The EBITDA for Q4 was approximately $1.0 million or $0.04 per share. Basic and diluted earnings per share from continuing operations was essentially $0.01 in Q1 2006 on net income of $194 thousand compared to ($0.06) in Q4 2004 on a loss of ($1.3) million.

D. ***Capital Resources and Liquidity***. Cash provided by continuing operations for the quarter ended March 31, 2006 was $1.6 million, an increase of $2.5 million when compared to the $913 thousand used by operations for the same period ended March 31, 2005. The Company's increase in cash flow from operations is direct result of its expansion efforts that began in 2005. Cash and cash equivalents increased to $4.3 million at March 31, 2006 from $2.2 million at December 31, 2005. This increase is due to unused funding, raised during the first quarter to be used on projects in Costa Rica, Philippines and Guatemala during subsequent quarters. The Company's working capital deficiency increased slightly from $8.9 million at December 31, 2005 to $9.5 million at March 31, 2006. This working capital deficiency is due to the funding of project development through debt

financing with short repayment terms. Total long-term debt and capital lease obligations at December 31, 2005 were $19.6 million and has increased to $23.3 million at March 31, 2006. The reason for the substantial increase is the assumption of additional debt to finance projects in the Philippines, Costa Rica, Panama, Nicaragua and Guatemala.

The Company raised $8 thousand during the three months ended March 31, 2006 by way of issuance of shares on exercise of options.

The Company's assets and liabilities increased at March 31, 2006 to $62.4 million from the $56.1 million as at December 31, 2005. The increase is attributable to the debt funding raised for projects in the Philippines, Costa Rica, Panama, Nicaragua and Guatemala.

The Company anticipates paying its obligations with its cash flow generated from operations and collection of amounts receivable and recoverable, including the proceeds from the sale of its Venezuela interests.

The Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of March 31, 2006 the Company had outstanding share options exercisable for up to 2,661,795 common shares at prices ranging from CDN$0.09 to CDN$1.63 per share. If all share options are exercised, to which no assurance can be given, 2,661,795 common shares would be issued generating proceeds of approximately CDN$2.1 million.

E. *Effect of Recent Developments on Operations*

1. **Panama**. The Company completed in November 2005 its expansion at the El Panama Fiesta Casino in Panama. An additional 2,500 square meters was built over three stories and includes a VIP lounge, restaurant and bar with an extra 48 table positions and 75 slot positions. Also in Panama, the operation expanded its casino in David by building 1,000 meters of new gaming space with additional VIP and Poker rooms, 50 additional slot machines and 24 new table positions.

2. **Costa Rica**. In November 2005, the Company opened its fourth casino in Costa Rica in the town of Heredia. The 634 square meter facility has 39 table positions and 79 slot positions.

3. **Nicaragua.** The Camino Real and Pharaohs casinos generated strong revenues of $3 million for the quarter compared to the $2.2 million generated from Camino Real and Fiesta casino, which was destroyed in a fire in 2005. The Company opened a new Pharaoh's Casino in the Holiday Inn-Select in Managua on May 10, 2006. The Company is also constructing a new Fiesta Casino in Managua which is scheduled to open in the 4th quarter of 2006.

4. **Philippines**. The Fiesta Casino at Poro Point opened on April 28, 2006. The Fiesta Casino and Resort at Eastridge continues to set record revenues.

5. **Mexico**. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same

government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators decision. The basis of the motion is that the arbitrators decision is manifestly unjust and in total disregard of the law.

6. **Chile**. The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) *in favor of Thunderbird's* petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006.

7. **Canada Revenue Agency Tax Audit**. The Company's 1999, 2001, and 2002 tax returns were as of January 31, 2006, under audit by CRA. On January 26, 2006, the Company received notification of a proposed reassessment from the Canada Revenue Agency ("CRA") with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL The Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. By taking this position, the Company avoids the imposition of the penalty. The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this proposed reassessment.

8. **Guatemala**. Revenues for the first quarter increased 25 % over the same period in 2005 to $1.2 million due to the expansion of the video lottery locations. Thunderbird now has three video lottery parlors in Guatemala. More recently, Thunderbird is operating under a license with CONFEDE, a Guatemalan foundation. Video lottery is the only legal form of machine gaming in the country and the government has recently begun investigating illegal operations. The Company's operations remain open and are under a legal license. The Company is experiencing new competition which has slightly impacted revenue, albeit we remain the market share leader.

F. *Off Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company is committed.

G. *Financial Instruments and Other Instruments*

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

H. *Transactions with Related Parties*

Included in accounts receivable is $2,808,000 (December 2005 - $2,654,000) due from Thunderbird Panama. Also included in accounts receivable is $441,000 (December 2005 - $496,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

Included in accounts receivable is $326,000 (December 2005 - $310,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $355,000 (December 2005 - $312,000) of bonuses payable to the officers included in the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,440,000 (December 2005 - $1,696,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (December 2005 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2006 or upon ceasing employment.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

I. *Other MD&A Requirements*

Disclosure of Outstanding Share Capital

	Number	Value*(1)*
Outstanding Common Shares at March 31, 2006	24,964,628	$ 19,472,410
Warrants exercisable	2,345,000	$ 1,829,100
Stock Options exercisable	2,661,795	$ 2,076,200
Balance at March 31, 2006	29,971,423	$ 23,377,710

(1) The closing price of the Company's common shares was US$ 0.78 on March 31, 2006.

There has been no increase to share capital since December 31, 2005. The Company's auditors have not reviewed these statements or the MD&A.

Additional Information

Additional information may be obtained from the Company's AIF or on the Sedar website at: www.sedar.com

__Caution:__ This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs.

Form 52-109F2
Certification of Interim Filings

I, Jack R. Mitchell, Chief Executive Officer and President of Thunderbird Resorts, Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Thunderbird Resorts, Inc. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 30, 2006

Jack R. Mitchell

Jack R. Mitchell
President and CEO

Form 52-109F2
Certification of Interim Filings

I, Michael G. Fox, Chief Financial Officer and Corporate Secretary of Thunderbird Resorts, Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Thunderbird Resorts, Inc. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 30, 2006

Michael G. Fox
Chief Financial Officer and Corporate Secretary

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

	March 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,336	$ 2,239
Accounts receivable	5,277	5,009
Prepaid expenses and supplies	3,371	2,675
Deposits	8,354	9,087
Current portion of amounts receivable	107	849
Total current assets	21,445	19,859
Restricted cash	2,045	2,019
Amounts receivable (Note 3)	116	108
Investments in and advances to equity investees (Note 4)	1,222	1,091
Property and equipment	33,097	28,717
Other assets	4,494	4,316
Total assets	$ 62,419	$ 56,110

- continued -

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

	March 31, 2006	December 31, 2005
Continued…		
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,916	$ 10,142
Income taxes payable	1,073	926
Current portion of capital lease obligations	60	135
Current portion of loans payable	18,722	17,425
Current portion of other payables	127	67
Total current liabilities	30,898	28,695
Capital lease obligations	137	147
Loans payable	23,159	19,420
Other payables (Note 5)	2,035	2,257
Future income taxes	854	805
Total liabilities	57,083	51,324
Non-controlling interest	1,200	923
Shareholders' equity		
Share capital	21,467	21,467
Contributed surplus	296	288
Deficit	(16,855)	(17,049)
Foreign exchange adjustment	(772)	(843)
Total shareholders' equity	4,136	3,863
Total liabilities and shareholders' equity	$ 62,419	$ 56,110

Nature of operations (Note 1)

On behalf of the Board:

Jack R Mitchell Director

[signature] Director

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States Dollars)
THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	2006	2005
REVENUE		
Gaming operations	$ 15,116	$ 8,598
COSTS AND EXPENSES		
Gaming operations	5,586	3,202
General and administrative	5,643	3,700
Project development	398	426
Amortization	1,062	541
Financing costs	1,154	251
Equity gain in equity investees and write-down of equity investment (Note 5)	6	(69)
	13,849	8,051
Income before income taxes	1,267	547
Income taxes		
Current	626	165
Future	170	17
	796	182
Income from continuing operations before non-controlling interest	471	365
Non-controlling interest	277	219
Net income for the period	194	146
Deficit, beginning of year	(17,049)	(14,906)
Deficit, end of year	$ (16,855)	$ (14,760)
Basic earnings per share (Note 6)	$ 0.01	$ 0.01
Diluted earnings per share (Note 6)	$ 0.01	$ 0.01

See accompanying notes to these unaudited interim consolidated financial statements.

THUNDERBIRD RESORTS, INC.
UNAUDITED INTEIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)
THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Income from continuing operations	$ 194	$ 146
Items not affecting cash:		
Amortization	1,062	541
Equity gain in equity investments	-	(69)
Future income taxes	170	17
Non-controlling interest	277	219
Other	(15)	44
Changes in non-cash working capital items:		
Increase in accounts receivable	(268)	(1,157)
Increase in inventories and prepaid expenses	(218)	(360)
Decrease (increase) in accounts payable and accrued liabilities	488	418
Decrease in income taxes payable	156	(437)
Decrease (increase) in other liabilities	(197)	(275)
Net cash provided by operating activities	1,649	(913)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans receivable, net	733	87
Expenditures on capital assets, net	(5,291)	(5,245)
Investment in and advances to equity investees (Note 5)	(139)	394
Decrease in restricted cash	(26)	567
Decrease (increase) in other assets	40	(1)
Net cash used in investing activities	(4,683)	(4,198)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from issuance of common shares	8	-
Loans payable	6,917	3,493
Repayment of loans and leases payable	(1,865)	(907)
Net cash provided by financing activities	5,060	2,586
Effect of foreign exchange on cash and cash equivalents	71	(51)
Change in cash and cash equivalents during the period	2,097	(2,576)
Cash and cash equivalents, beginning of period	2,239	5,767
Cash and cash equivalents, end of period	$ 4,336	$ 3,191
Supplemental disclosure with respect to cash flows:		
Interest paid	$ 1,130	$ 372
Income taxes paid	601	606

See accompanying notes to these unaudited interim consolidated financial statements.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

1. NATURE OF OPERATIONS

Thunderbird Resorts, Inc.'s (the "Company") primary business activity is the operation of gaming and hotel facilities in properties located in the Republic of Panama, Guatemala, Nicaragua, Costa Rica and the Philippines. The Company currently manages twenty two casinos in these locations and has several locations under development.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	March 31, 2006	December 31, 2005
The Fantasy Group S.A.	$ 116	$ 130
New Tides CV	-	740
Hopland Band of Pomo Indians	24	49
Other	83	38
	223	957
Current portion of amounts receivable	(107)	(849)
	$ 116	$ 108

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

4. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company managed operations at one gaming operation in Venezuela and in various skill game locations in Mexico. The Company no longer manages or participates in these operations. The Company has an equity interest in a property and development company in the Philippines. The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:

	March 31, 2006				
	Philippines	Mexico	Venezuela	Other	Total
Investment and advances	$ 929	$ 1,751	($ 261)	$ 181	$ 2,600
Gain (loss / write-down) of equity investment	-	(1,751)	373	-	(1,378)
	$ 929	$ -	$ 112	$ 181	$ 1,222

	December 31, 2005				
	Philippines	Mexico	Venezuela	Other	Total
Investment and advances	$ 829	$ 1,743	($ 229)	$ 118	$ 2,461
Gain (loss / write-down) of equity investment	-	(1,743)	373	-	(1,370)
	$ 829	$ -	$ 144	$ 118	$ 1,091

5. OTHER PAYABLES

	March 31, 2006	December 31, 2005
Support Consultants, Inc.	$ -	$ 7
Former directors and former associated companies	255	265
Due to related parties	540	705
Other	1,360	1,347
	2,155	2,324
Current portion of other payables	(60)	(67)
	$ 2,095	$ 2,257

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

6. EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	March 31, 2006	March 31, 2005
Weighted average shares used in computation of basic earnings per share	24,713	24,512
Effect of diluted securities		
Stock options and warrants	3,354	3,051
Weighted average shares used in computation of diluted earnings per share	28,067	27,563
Net income for the period	$ 194	$ 146

7. SEGMENTED INFORMATION

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments.

March 31, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 6,014	$ 1,202	$ 3,004	$ 1,945	$ 2,889	$ 62	$ 15,116
Amortization	564	56	67	103	251	21	1,062
Income tax expense	212	49	289	76	-	171	797
Net income (loss) from continuing operations	516	181	308	175	(97)	(889)	194
Segment assets	15,737	3,267	5,471	6,071	9,126	19,017	62,419

March 31, 2005	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
External revenue	$ 4,527	$ 964	$ 2,185	$ 835	$ -	$ 87	$ 8,598
Amortization	436	30	38	20		17	541
Income tax expense	75	52	38	-		17	182
Net income (loss) from continuing operations	177	213	243	25		(512)	146
Segment assets	10,767	801	3,431	3,082	-	15,059	33,140

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

8. SEGMENTED INFORMATION (cont'd...)

Geographic information as at March 31, 2006:

March 31, 2006	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
Revenue	$ 6,014	$ 1,202	$ 3,004	$ 1,945	$ 2,889	$ 62	$ 15,116
Property and Equipment	10,497	2,270	3,604	5,131	6,079	5,516	33,097

Geographic information as at March 31, 2005:

March 31, 2005	Panama	Guatemala	Nicaragua	Costa Rica	Philippines	Corporate and Other	Total
Revenue	$ 4,527	$ 964	$ 2,185	$ 835	$ -	$ 87	$ 8,598
Property and Equipment	6,842	393	2,880	2,935	-	4,850	17,900

9. SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2006:

a) International Thunderbird Gaming Corporation vs. Government of Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

b) The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) in favor of Thunderbird's petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's

resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006

c) The Company's 1999, 2001, and 2002, are under audit by Canada Revenue Agency ("CRA"). On January 26, 2006, the Company received notification of a proposed reassessment from the CRA with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL The Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. By taking this position, the Company avoids the imposition of the penalty. The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this proposed reassessment.

d) The Company opened its second casino in the Philippines, known as Poro Point on April 28, 2006.

e) The Company opened a new Pharoahs Casino in the Holiday Inn-Select in Managua which on May 10, 2006. The Company is also constructing a new Fiesta Casino in Managua.

10. COMPARATIVE FIGURES

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

These interim financial statements have not been reviewed by our auditor, Oliva, Sahmel & Goddard, Chartered Accountants. These interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada.

CEO & CFO Certification:

Pursuant to the applicable Canadian requirement, effective with the first quarterly filings in 2004, we the undersigned, collectively and individually, do hereby certify that to the best of our respective knowledge, these unaudited interim financial statements, as well as the associated MD&A, together with documents incorporated by reference, do not contain misrepresentation and fairly present in all material respects the Company's financial condition, results of operations and cash flows as of and for the periods presented in the filing.

Jack R. Mitchell
CEO & President

Michael G. Fox
CFO & Corporate Secretary

Pacific Corporate Trust Company
a Computershare Company

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

May 17, 2006

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: THUNDERBIRD RESORTS, INC (the "Company")

We confirm that on the 16th day of May, 2006, the following material issued by the subject Company was forwarded by prepaid first class mail to all registered shareholders and on the 17th day of May 2006 to each of the Non Objecting Beneficial Owners of the Company that appeared on list(s) provided by the Intermediaries or their agent(s).

However, we have not mailed material to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Notice of Meeting
- Annual Financial Statements
- Proxy or Voting Instruction Form
- Annual Report
- Information Circular
- Management Discussion and Analysis
- Financial Statement Request Form
-

We further confirm that the material was shipped on the 16th day of May, 2006 to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Yasmin Juma"

Yasmin Juma
YJ/rl

CC: Ontario Securities Commission
CC: US Securities and Exchange Commission
CC: THUNDERBIRD RESOURTS INC
CC: MCCORTHY TETRAULT
CC: OLIVA SAHMEL & GODDARD
CC:

G:\Thunderbird POM.doc

Proxy

GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF THUNDERBIRD RESORTS INC.

TO BE HELD AT 12155 Dearborn Place, Poway, California, 92064, USA ON FRIDAY, JUNE 12, 2006, AT 2:00PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, JACK R. MITCHELL, a Director of the Company, or failing this person, ALBERT W. ATALLAH, a Director of the Company, or in the place of the foregoing,
(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Oliva, Sahmel & Goddard as auditors of the Company and the Directors to fix the Auditors' remuneration		N/A	
2. To approve by special resolution the Continuance of the Company to Bermuda			
3. To approve by special resolution the adoption of new Charter documents on Continuance of the Company to Bermuda			
4. To authorize and approve any future private placement(s) as set out in the information circular.			
5. To ratify and approve all previous acts and deeds by the directors.			
6. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			

SHAREHOLDER SIGN HERE: ____________________

DATE SIGNED: ____________________

THIS FORM MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 510 Burrard St., 3rd Floor, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

THUNDERBIRD RESORTS, INC.

NOTICE OF MEETING
AND
MANAGEMENT
INFORMATION CIRCULAR

FOR

ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

To Be Held On

June 12, 2006
2:00 p.m.

In

Poway, California

THUNDERBIRD RESORTS, INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting of the shareholders (the "**Meeting**") of Thunderbird Resorts, Inc. ("**Thunderbird**") will be held at 12155 Dearborn Place, Poway, California, 92064, on Monday, June 12, 2006, at the hour of 2:00 p.m., Pacific Standard time, for the following purposes:

1. To receive and consider the financial statements of Thunderbird together with the auditor's report thereon for the financial year ended December 31, 2005;
2. To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;
3. To consider and, if thought advisable, to pass a special resolution to approve the continuance of Thunderbird's corporate status from the Yukon to Bermuda. Pursuant to section 191 of the Yukon *Business Corporations Act,* R.S.Y. 2002, c. 20, shareholders have a right of dissent and the right to be paid the fair value of their shares if they properly exercise such right of dissent;
4. To consider and, if thought advisable, to pass a special resolution adopting new charter document (articles and bye-laws) of Thunderbird on continuance to Bermuda;
5. To consider and, if thought advisable, to pass an ordinary resolution to approve the issuance of such number of securities by Thunderbird in one or more private placements that may result in a change in the effective control of Thunderbird or be made to a related party of Thunderbird;
6. To consider and, if thought advisable, to pass a special resolution to ratify and approve all previous acts and deeds by the directors since the beginning of the last meeting of stockholders;
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

This Notice is accompanied by a form of Proxy and Management Information Circular, which sets forth the details of the matters proposed to be put before the meeting. Holders of record of common shares at the close of business on May 8, 2006 are entitled to receive notice of the meeting and will be entitled to vote the common shares except to the extent that (i) the shareholder has transferred any such shares since the close of business on May 8, 2006, and (ii) the transferee of such shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten (10) days before the meeting, by written notice to Thunderbird, that the transferee's name be included on the list of holders of shares entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the meeting.

DATED this 15th, day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS,

Jack R. Mitchell

Jack R. Mitchell
President and Chief Executive Officer

If you cannot be present to vote in person at the Meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided. Reference is made to the accompanying Management Information Circular for further information regarding completion and use of the proxy and other information pertaining to the Meeting.

TABLE OF CONTENTS

THUNDERBIRD RESORTS, INC.
INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular, dated as of May 15, 2006, is furnished in connection with the solicitation of proxies by the management of Thunderbird Resorts, Inc. ("Thunderbird") for use at the Annual and Special General Meeting of the Shareholders of Thunderbird (the "Meeting") to be held on Monday, June 12, 2006 at the place and time and for the purpose set forth in the Notice of Annual General and Special Meeting and at any adjournments thereof. Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by directors, officers or regular employees of Thunderbird. The cost of any solicitation will be borne by Thunderbird.

Who Can Vote, Record Date and Voting Shares

The Board of Directors of Thunderbird has fixed the close of business on May 8, 2006 as the record date for the purposes of determining the holders of common shares entitled to receive notice of and to vote at the Meeting (the "**Record Date**"). In accordance with the provisions of the Yukon *Business Corporations Act, R.S.Y. 2002, c. 20*, as amended, Thunderbird has requested its transfer agent to prepare a list of the holders of common shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his or her name on the list at the Meeting, except to the extent that:

(a) the Shareholder has transferred any of his or her common shares after the date on which the list was prepared; and

(b) the transferee of those common shares produces properly endorsed share certificates or otherwise establishes that he or she owns such common shares and demands not later than ten (10) days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her common shares at the Meeting.

As of the Record Date, Thunderbird had 24,964,628 common shares ("**Common Shares**") issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. In order to be effective, each ordinary resolution to be submitted to Shareholders at the Meeting must be approved by the affirmative vote of at least 50% plus one of the votes cast thereon and each special resolution must be approved by the affirmative vote of at least 66% of the votes cast thereon.

How You Can Vote

If you are a registered shareholder (i.e. your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this management proxy Information Circular.

Appointment of Proxyholder

The persons named in the accompanying form of proxy are the President and Director, or failing him, a representative of Thunderbird. You may also appoint some other person (who need not be a shareholder of Thunderbird) to represent you at the Meeting either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet.

Submitting a proxy by mail or fax or over the Internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of Thunderbird named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must, then, be returned to Thunderbird's transfer agent, Pacific Corporate Trust Company, by fax: (604) 689-8144, by mail or by hand at their offices at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, at anytime, up to and including 2:00 p.m. (Pacific Coastal Time) on June 8, 2005.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone require a touch-tone telephone. The telephone number to call is 1-888-835-8683. Shareholders must follow the instructions, use the form of proxy received from Thunderbird and provide the ID and Code numbers located beside their name on the proxy form on the lower left-hand side. If the ID and Code numbers are not on the proxy form, they will be on the back of the flyer enclosed with this Information Circular. Instructions are then conveyed by use of the touch-tone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the website: http: //www. stocktronics.com/webvote.

Registered shareholders must then follow the instructions and refer to the proxy form received from Thunderbird which contains the ID and Code numbers, located on the proxy form. Voting instructions are then conveyed electronically by the shareholder to Thunderbird over the Internet.

Non-registered shareholders, that is, those whose shares are held in "nominee" name, usually banks, trust companies, securities brokers or other financial institutions, will be provided with voting instructions by the nominee. Please see further instructions above under the heading "Advice to Beneficial Holders of Common Shares" below.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of Thunderbird, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (the "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of Thunderbird as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of Thunderbird. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Thunderbird. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("**ADP**") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent), in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request, in writing, that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

Revocation of Proxies

You may revoke your proxy by:

- delivering, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, a written notice of revocation duly executed to Pacific Corporate Trust Company at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9 or to the head offices of Thunderbird at 12155 Dearborn Place, Poway, California, 92064; or
- advising the Chairman of the Meeting that you are voting in person at the Meeting; or
- any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

- each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors;
- any amendment to or variation of any matter identified in the proxy; and
- any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your shares will be voted for the approval of such matter.

As of the date of this Information Circular, management of Thunderbird knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee intends to vote thereon, in accordance with the nominee's best judgment.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Thunderbird. All costs of this solicitation will be borne by Thunderbird.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and officers of Thunderbird, as of the date of this Information Circular, the only persons or companies who beneficially own, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of Thunderbird are as follows:

Shares Owned Name and Municipality of Residence	No. of Common Shares Outstanding or Controlled	Percentage of Common Shares[1]
CDS & Co. NCI Account 25 The Esplande P.O. Box 1038 STN A Toronto, Ontario M5W 1G5[2]	2,629,519	10.5%

Notes: (1) Based on 24,964,628 shares of common stock issued and outstanding as of May 8, 2006.
(2) CDS & Co. is a depository trust company for various Canadian brokerage firms.

The only shares issued and outstanding in the capital of Thunderbird are the Common Shares. As of the Record Date, the directors and senior officers, as a group, beneficially own, directly or indirectly, and control 2,870,132 common Shares which represents approximately 11.5%of the issued Common Shares of Thunderbird. These directors and officers also hold stock options exercisable for up to 1,646,046 additional common shares of Thunderbird.

The directors and senior officers of Thunderbird have no knowledge of any other person who beneficially owns, directly or indirectly, voting securities of Thunderbird carrying more than 10% of the voting rights attached to all securities of Thunderbird. However, this information is not reasonably within the power of the directors and senior officers to ascertain or procure for a number of reasons, including the fact that many persons who appear as registered shareholders are in fact not the beneficial holders of the shares and many persons who become beneficial owners of Thunderbird's shares do not register such shares in their name.

BUSINESS OF THE MEETING

1. Annual Report and Financial Statements

Pursuant to the Yukon *Business Corporations Act, R.S.Y. 2002, c. 20*, as amended, the directors will place before the shareholders at the Meeting the audited financial statements of Thunderbird for the fiscal year ended December 31, 2005 and the auditor's report thereon, as presented in the 2005 Annual Report of Thunderbird. The financial statements and auditors' report were mailed to the Shareholders previously prior to this meeting. Shareholder approval is not required in relation to the Annual Report and the financial statements.

2. Appointment of Auditors

At the Meeting, the Shareholders will be asked to vote for the appointment of Oliva, Sahmel & Goddard, Certified Public Accountant, of San Diego, CA, as the auditors of Thunderbird, to hold office until the next annual general meeting of Shareholders and to authorize the Board of Directors to fix the remuneration paid to the auditors.

The Board of Directors of Thunderbird appointed Oliva, Sahmel & Goddard as auditors of Thunderbird in February 2006 to replace Davidson and Company, Chartered Accountants. There are no reportable disagreements between Thunderbird and Davidson & Company, CA as defined in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators, and there have been no qualified opinions or denials of opinions by Davidson & Company, CA. The "Reporting Package" as defined by National Policy 51-102 relating to the change of our auditors to Oliva, Sahmel & Goddard is attached to this information circular as Appendix "B" and has been previously filed on Sedar.

The persons designated in the enclosed Proxy, unless instructed otherwise, intend to vote FOR the appointment of Oliva, Sahmel & Goddard, Certified Public Accountants, as the auditors of Thunderbird.

3. No Election of Directors at this Meeting

The Articles of Thunderbird provide for a minimum of three (3) and a maximum of seven (7) directors with a staggered rotation wherein two directors are elected to a three (3) year term; two directors are elected to a two (2) year term and one director is elected to a one (1) year term. No directors will be put forward for election at the 2006 Meeting. Jean Duval and Albert W. Atallah were elected at the 2005 shareholder meeting to serve a two-year term expiring at the 2007 meeting. Jack Mitchell and Salomon Guggenheim were elected at the 2004 shareholder meeting for three-year terms expiring at the 2007 meeting or until their successors are elected or appointed. No one is being put forward to serve as a director of Thunderbird for a one year term at this time.

The articles of Thunderbird permit the directors to appoint directors to fill any casual vacancies that may occur on the board. The articles of Thunderbird also permit the directors to add additional directors to the board between successive annual general meetings so long as the number appointed does not exceed more than one-third of the number of directors appointed at the last annual general meeting. Individuals appointed as directors to fill casual vacancies on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be reelected or replaced.

4. Continuance under the Bermuda Companies Act 1981

General

Under the Yukon *Business Corporations Act, R.S.Y. 2002, c. 20, as amended* (the "**YBCA**"), to continue Thunderbird into Bermuda, shareholders holding a two-thirds (2/3) majority of the votes must approve a special resolution for continuation of Thunderbird into Bermuda. The Board of Directors, in their sole discretion, retains the option not to proceed with the Continuance of Thunderbird and without seeking further shareholders' approval to not proceed with the continuance, if they determine it not to be in Thunderbird's best interests.

The text of the proposed resolution approving the Continuance (the "**Continuance Resolution**") is set forth in this Information Circular under the heading "Shareholder Approval of Continuance".

If the Continuance Resolution is not approved by the shareholders at the Meeting, Thunderbird will remain a Yukon company.

Existing Corporate Structure and Background

Thunderbird was incorporated under the laws of the Province of British Columbia on September 4, 1987 under the name "Winters Gold Hedley Ltd.". On August 26, 1993, Thunderbird changed its name to "Regal Gold Corporation" and consolidated its share capital on a 2.5:1 basis. On June 23, 1994, Thunderbird changed its name to "International Thunderbird Gaming Corporation" and updated its articles. Thunderbird continued into the Yukon on February 5, 1999. On July 12, 2005, Thunderbird changed its name to "Thunderbird Resorts, Inc."

The registered office of Thunderbird in the Yukon is located at the law offices of Lackowicz, Shier & Hoffman, Suite 300 – 204 Black Street, Whitehorse, Yukon Y1A 2M9. The head office of Thunderbird is in California at, 12155 Dearborn Place, Poway, California, 92064. Thunderbird desires to change its legal residency from Yukon to Bermuda by continuing under the Bermuda *Companies Act 1981 BR 22/1983, as amended* (the "**BCA**") and to change its registered office from Yukon to Bermuda (the "**Continuance**").

Reasons for Continuance

The Board of Directors of Thunderbird has concluded that the Continuation into Bermuda will permit Thunderbird to reorganize its business activities to take maximum advantage of legal, financing and tax environments.

Thunderbird does not carry on business nor have any material assets in Canada and does not plan to commence business operations in Canada in the future. Thunderbird's principal business operations are located in Latin America (Costa Rica, Guatemala, Nicaragua, and Panama), and the Philippines. The majority of Thunderbird's board members are located outside of Canada. Since 1997, Thunderbird has developed approximately 17 video lottery and casino gaming projects outside of Canada. Thunderbird's business plan is to continue to expand on its past success by designing, developing and operating recreational properties anchored by casinos in new and existing markets.

Under existing Canadian tax law, domestic corporations such as Thunderbird incur corporate income tax on their worldwide net income. After the Continuation, we will be taxable in Canada only on that portion of our worldwide income that is attributable to Canada or our Canadian subsidiaries. As a Bermuda company we will not be subject to Canadian income tax on capital gains, interest income or dividend income earned outside of Canada.

At this time, the Board of Directors believes Thunderbird is able to continue into Bermuda with minimal or no corporate tax cost because Thunderbird has minimal earnings and profits both for the current year and for the period since Thunderbird's inception on a cumulative basis.

By continuing into Bermuda under the BCA, Thunderbird will be able to take advantage of the favourable tax treatment accorded to non-resident exempt companies under Bermuda law. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda exempted company or its shareholders, other than shareholders ordinarily resident in Bermuda.

The reorganization will offer Thunderbird greater flexibility in structuring international business activities. For example, Thunderbird's ability to pursue business combinations with non-Canadian entities, including Bermuda companies, may be enhanced.

Thunderbird's shares may become more attractive to non-Canadian and non-U.S. investors, and our visibility among the investment banking community may increase due to the perception of our enhanced tax and corporate structure.

The Board of Directors chose Bermuda as it has enjoyed a long history of political and economic stability. Bermuda is also a well-developed international business and financial centre with large number of public companies incorporated within its jurisdiction. The legal system in Bermuda is based on the English

common law system and the corporate statue is similar in substance to those found elsewhere in North America.

Corporate Effect of Continuance

On completion of the Continuance, the YBCA will cease to apply to Thunderbird and Thunderbird will thereupon become subject to the BCA, as if it had been originally incorporated as a Bermuda company. The registered office of Thunderbird will be located in Bermuda following the Continuance. Further, on Continuation into Bermuda:

(a) all shares in Thunderbird that were outstanding prior to the issue by the Registrar of Companies of a Certificate of Continuation shall be deemed to have been issued in conformity with the BCA;
(b) the property of Thunderbird continues to be the property of Thunderbird;
(c) Thunderbird continues to be liable for its preexisting obligations;
(d) any existing cause of action, claim or liability to prosecution against Thunderbird is unaffected;
(e) any civil, criminal or administrative action or proceeding pending by or against Thunderbird may be continued by or against Thunderbird; and
(f) any conviction against, or any ruling, order or judgment in favour of or against Thunderbird may be enforced by or against Thunderbird.

The Continuance will not affect Thunderbird's status as a listed company on the CNQ or on the Frankfurt Stock Exchange, or as a reporting issuer under the securities legislation of Ontario, Yukon, and British Columbia, and Thunderbird will remain subject to the requirements of such legislation.

Timing of the Continuance

The Continuance will not become effective until the Continuance documents have been sent to the Registrar under the BCA and a Certificate of Discontinuance has been issued in accordance with the YBCA. If the Continuance Resolution is passed, management of Thunderbird intends to file the necessary documents to affect the Continuance within the year immediately following the approval of the Continuance Resolution.

Notwithstanding the approval of the Continuance Resolution, the directors of Thunderbird may abandon such application without further approval of the shareholders at any time prior to the issuance of the Certificate of Continuance under the BCA, for any valid reason such as, substantial cost to it as a result of the exercise of dissent rights by shareholders.

Corporate Governance Differences between Yukon and Bermuda

In general terms, while the corporate laws of Yukon and Bermuda have a number of characteristics in common, they differ in certain respects. For example, certain shareholder remedies are different and requirements relating to corporate names, authorized capital, dissent rights and the location of meetings are not the same. There is also a difference in the definition of "special resolution". Special resolutions under the YBCA require a two-thirds majority vote of the votes cast by the shareholders, voting in person or by proxy, at a general meeting. Under the BCA, certain special resolutions require a three-quarter majority vote of the votes cast by the shareholders, voting in person or by proxy, at a special meeting unless the bye-laws specify otherwise. Some of the more important differences between the two jurisdictions are hereafter discussed in further detail.

This summary is not an exhaustive review of the two statutes and is of a general nature only. This summary is not intended to be, and should not be construed as, legal advice to any particular holder of Common Shares and accordingly, shareholders should consult their own legal advisors with respect to the corporate law consequences arising from the Continuance.

Yukon	Bermuda
Annual General Meetings of Shareholders	
Under s. 134 of the YBCA an annual general meeting of shareholder meetings generally must be held every fifteen months.	Under s. 71 the BCA a general meeting of shareholders must be convened at least once in every calendar year.
Special Meeting of Shareholders	
A special shareholders meeting of shareholders may be convened by the directors at any time; or on the request of shareholders holding at least 5% of the shares of the company carrying the right to vote at shareholders' meetings. (s.134(b) and s.144 of the YBCA)	A special shareholders meeting of shareholders may be convened by the directors at any time; or on the request of shareholders holding at least 10% of the paid-up capital of the company carrying the right to vote at shareholders' meetings. (s.13(3)(xiii) and 74 of the BCA)
Quorum	
Under s. 140 of the YBCA, unless the by-laws otherwise provide, the holders of a majority of the shares entitled to vote at a meeting of shareholders, present in person or by proxy, constitute a quorum.	Under s. 47(7) the BCA, the number of members required to constitute a quorum at any general meeting of the members of the company is not less than two persons holding or representing by proxy one-third of the issued shares of the class entitled to vote at the meeting.
Advance Notice Requirements for Shareholder Proposals	
Under s. 138 of the YBCA, any shareholder entitled to vote at an annual meeting of shareholders may submit to the company a notice of any proposal to be raised at the meeting. If the company solicits proxies in connection with the meeting, the company shall set out the proposal in the management information circular for the meeting provided that, among other things: (i) it is submitted less than 90 days before the anniversary of the date of the previous annual meeting, (ii) it has not been submitted in the last two years and was not defeated, or (iii) the right to submit a proposal is not being abused to secure publicity. A proposal may include nominations for the election of directors if it is signed by holders of not less than 5% of the voting shares.	Under s. 79 of the BCA, provides that shareholders totaling at least 100 shareholders or holding at least 5% of the total voting rights can, at their own expense, require the company to, subject to specified conditions: • give notice of any resolution which those shareholders can properly propose and intend to propose at the next annual shareholders meeting of the company; or • circulate a statement prepared by those shareholders in respect of any matter referred to in a proposed resolution or any business to be dealt with at any shareholders meeting.

Yukon	Bermuda
Voting of Shareholders	
Under s. 141 of the YBCA, unless otherwise provided in the certificate of in company, each stockholder is entitled to one vote for each share of capital stock held by that stockholder.	Under s. 77 of the BCA, unless otherwise provided in the BCA or the bylaws of the company and to any rights or restrictions lawfully attached to any class of shares, at any general meeting each member of the company entitled to one vote for each share of capital stock held by that stockholder.
Action by Written Consent	
Under s. 143 of the YBCA, shareholders may act by written consent only if such consent is unanimous among all shareholders.	Under s. 77A of the BCA, shareholders may act by written consent only if such consent is unanimous among all shareholders.
Place of Meeting	
Under s. 133 of the YBCA, meeting of shareholders must be held in Yukon, unless a company's articles provide otherwise.	The BCA is silent on the issue of where meetings of shareholders are to be held. Unless the bye-laws of a company otherwise provide the board of directors are free to set the place of meeting.
Amendment to Charter Documents	
Under s. 175 of the YBCA, any change to the articles of a company must be approved by special resolution, other than a change in the company's name from a number name to a verbal name. If a proposed amendment requires approval by special resolution, the holders of shares of a class or series are entitled to vote separately as a class or series if the proposed amendment affects the class or series, whether or not the class or series otherwise carries the right to vote. Under s. 103 of the YBCA, the Board of Directors of a company may make, amend or repeal by-laws provided that any such by-law, amendment or repeal of a by-law must be confirmed at the next meeting of shareholders by the affirmative vote of a majority of the shareholders entitled to vote thereat. Any by-law or amendment is effective when made by the Board of Directors but ceases to be effective if not confirmed by the shareholders.	Under s. 12 of the BCA, any change to the memorandum of a company must be approved by an ordinary resolution of its members. Under s. 13(5) of the BCA, the Board of Directors of a company may amend the bye-laws. The amendment of the bye-laws must be submitted to a general meeting of the company, and only become operative to such extent as they are approved at such meeting by a general majority of the members voting at such meeting.

Yukon	Bermuda

*Shareholder Approval of Reorganizations, Amalgamations and Extraordinary Transactions**

Yukon	Bermuda
Yukon laws provides that certain extraordinary corporate actions, such as certain amalgamations, any continuation, and sales, leases or exchanges of all or substantially all of the property of a company other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and arrangements, are required to be approved by special resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or a series of shares. (s. 183, 192, 194, 195, 212, of the YBCA)	Bermuda law permits an amalgamation between two or more Bermuda companies, or between one or more Bermuda exempted companies and one or more foreign companies, subject, unless the bylaws otherwise provide, to obtaining a majority vote of three-fourths of the shareholders of each of the companies and each class of shares present and voting in person or by proxy at a meeting called for that purpose. Unless the bylaws otherwise provide, Bermuda law also requires that the quorum at the meeting be more than one-third of the issued shares of the company or the class. Each share carries the right to vote in respect of an amalgamation, whether or not it otherwise carries the right to vote. (s. 99, 104A, 104B, 104C and 104D of the BCA) Bermuda law also requires majority shareholder approval for the winding-up of the company and the rescission of articles of dissolution in the voluntary winding-up of a company. The vote of members required to pass resolutions approving such matters is a simple majority of votes cast at a meeting (or such other percentage vote as is specified in the Articles) or an absolute majority of the votes attaching to all of the issued and outstanding shares, if such resolution is consented to in writing (or such other percentage vote as is specified in the Articles). (s. 161 and 201 of the BCA) Thunderbird's new bylaws provide that any amalgamation approved by two-thirds of the board of directors of Thunderbird shall require approval only by a majority of the voting power held by shareholders, if the holders of a majority of the shares issued and entitled to vote are present.

Note: * Such matters as take-over bids, issuer bids or self tenders, going-private transactions and transactions with directors, officers, significant shareholders and other related parties to which Thunderbird is a party are subject to regulation by Canadian provincial securities legislation and administrative policies and rules of Canadian securities administrators. Such legislation and administrative policies and rules will continue to apply to the company after the Continuance. Such legislation and administrative policies and rules may impose shareholder approval requirements in addition to the foregoing.

Yukon	Bermuda
Compulsory Acquisition	
Under s. 197 of the YBCA, where over 90% of the shares of a company (other than shares held at the date of the bid by or on behalf of the bidder or an affiliate or associate of the bidder) are acquired pursuant to a take-over bid or issuer bid, the bidder, by complying with the provisions of the YBCA, can force the non-tendering shareholders to either sell their shares on the same terms as the tendering shareholders, or to demand payment from the company of the fair value of their securities in exchange for the surrender of their securities to the company.	Under s. 102 of the BCA, where an offer is made for shares in a company by another company and, within four months of the offer, the holders of at least 90% in value of the shares which are the subject of the offer (other than shares already held by or on behalf of the offeror) accept, the offeror may by notice, given within two months after the expiration of the four month period, require any dissenting shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to a court within one month of notice objecting to the transfer and the court may make any order it thinks fit.
Name of Company	
Under s. 12 of the YBCA, the word "Limited", "Limitee", "Incorporated", "Incorporee" or "Company" or the abbreviation "Ltd.", "Ltee", "Inc." or "Corp." is required to be the last word of the name of every company incorporated under the YBCA. A company may use and may be legally designated by either the full or the abbreviated form even though the full or abbreviated form appears on its certificate of incorporation.	Under s. 7(1)(a) of the BCA, every company registered or continued under the BCA must include the word "Limited" or "Ltd." as the last word of its name. Thunderbird's name will be amended on Continuation into Bermuda to meet with this requirement.
Share Capitalization	
Section 27 of the YBCA, does not require that any maximum number of shares which a company has the authority to issue be specified in its articles. The articles of Thunderbird currently authorizes Thunderbird to issue an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares with rights and restrictions as designated from time to time by the Board of Directors.	Section 7(2)(a) of the BCA, requires that the amount of shares without par value that a company has authority to issue must be stated and specified in its Memorandum. Pursuant to the Continuance, the articles of Thunderbird will be amended to authorize Thunderbird to issue up to 500,000,000,000 Common Shares without par value and 500,000,000 Preferred Shares with rights and restrictions as designated from time to time by the Board of Directors.
Distributions and Dividends; Share Repurchases	
Under s. 45 of the YBCA, a company may pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the net assets of the company are less than the capital represented by issued and outstanding stock	Under s. 13(3)(ix) and 44(c) of the BCA, the board of directors of a company may declare dividends, or make distributions out of contributed surplus, as long as there are no reasonable grounds for believing that company is, or after the dividend or distribution would be, unable to pay its

Yukon	Bermuda

Distributions and Dividends; Share Repurchases (Continued)

having a preference on asset distributions. Surplus is defined under the YBCA as the excess of the net assets over capital, as such capital may be adjusted by the board of directors.

Under s. 35, of the YBCA, a company may purchase shares of any class except when its capital is impaired or would be impaired by such purchase.

liabilities as they became due or that the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Under s. 42A of the BCA, a company can repurchase its own shares so long as it is solvent and certain other conditions are met.

Inspection of Books and Records

Under s. 24 of the YBCA, the directors, shareholders of a company and their agents and legal representatives have the right to inspect copies of the following during the usual business hours of the company, free of charge:

- the memorandum and articles and any amendments;
- shareholder minutes and resolutions;
- copies of all notices of directors and notices of changes in directors;
- a securities register;
- financial statements and audit reports and other financial information; and
- a register of disclosures made by directors and officers of their interests in material contracts or proposed material contracts with the company.

A shareholder has the right to obtain, free of charge one copy of the articles, by-laws and unanimous shareholders' agreement and all amendments. Applicants who are shareholders of a Yukon company, their agents and legal representatives and, where the company is a distributing company, any other person, may require the company to furnish a shareholder list to the applicant upon payment of a reasonable fee and delivery of a statutory declaration as to the name and address of the applicant and to the effect that such list will not be used except in connection with an effort to influence voting by shareholders of the company, an offer to acquire shares of the company or any other matter relating to the affairs of the company.

The BCA provides the shareholders and directors of a Bermuda company with general inspection free of charge during normal business hours the following documents:

- the memorandum and bye-laws and any amendments;
- register of members (establish a branch register outside of Bermuda if its shares are traded on an appointed stock exchange or its shares have been offered to the public);
- shareholder minutes and resolutions;
- register of directors and officers;
- yearly audited financial statements;
- notice of amalgamation;
- notice of continuation;
- memorandum of continuance and a copy of the certificate of continuance;
- any license granted to carry on business in Bermuda;
- notice of the discontinuance, certificate of discontinuance and the declaration of discontinuance; and
- all otherwise public documents.

In addition to the foregoing, a shareholder has the right to obtain, free of charge one copy of the memorandum and by-laws of a Bermuda company.

The register of shareholders is also open to inspection upon payment of a small fee, by any other person. (s. 55(7), 65(2), 65(6), 66, 82, 83(2), 92A(3), 104C(3), 114B(6), 129A(4)(a), 132H(4), 133D(3), and 132L)

12

Yukon | **Bermuda**

Classification of the Board of Directors

Yukon: Section 107(9) of the YBCA, allows the articles or unanimous shareholder agreement of a company to elect directors for terms expiring not later than the close of the third annual meeting of shareholders following their election.

Bermuda: Section 91 of the BCA, allows the bye-laws of the company to elect in such other manner and for such term as may be provided in the bye-laws.

Thunderbird intends to maintain its current staggered terms for its directors.

Removal of Directors

Yukon: Under s. 110 of the YBCA, other than where cumulative voting applies for the election of directors, the shareholders of a company may by ordinary resolution at a special meeting remove any director or directors from office. Where the holders of any class or series of shares of a company have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Bermuda: Under s. 93 of the BCA, subject to any limitation in the bye-laws, the members of a company may by ordinary resolution at a special meeting called for that purpose remove a director or directors from office; provided that notice of any such meeting was served on the director(s) concerned not less than fourteen days before the meeting and that they were entitled to be heard at such meeting:

The removal of a director under the BCA does not have the effect to deprive any person of any compensation or damages which may be payable to him or her in respect of the termination of his or her appointment as a director or of any other appointment with the company.

Vacancies on the Board of Directors

Yukon: Under s. 107(4) and 112 the YBCA, a quorum of directors may fill a vacancy among the directors, except for the following vacancies, which must be filled by the shareholders: (i) a vacancy resulting from an increase in the number or minimum number of directors, and (ii) a vacancy resulting from a failure to elect the number or minimum number of directors required by the articles of a company.

Bermuda: Under s. 91(3) of the BCA, so long as a quorum of directors remains in office, unless the bye-laws of a company otherwise provide, any vacancy occurring in the board of directors may be filled by such directors as remain in office. If no quorum of directors remains the vacancy shall be filled by a general meeting of members. A vacancy created by the removal of a director at a special meeting may be filled at that meeting by the election of another director in his place or in the absence of any such election by the other directors. (s. 93(2) of the BCA)

Yukon	Bermuda
Fiduciary Duty of Directors and Officers	
Section 124 of the YBCA, provides that every director and officer in exercising his or her powers and discharging his or her duties shall: • act honestly and in good faith with a view to the best interests of the company; and • exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.	•Section 97 of the BCA, provides that every officer exercising his powers and discharging his duties shall: • act honestly and in good faith with a view to the best interests of the company; and • exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances
Every director and officer of a company governed by the YBCA must comply with the provisions of that Act, the regulations thereunder, and the articles and by-laws and any unanimous shareholder agreement of such company. No provision in a contract, the articles, the by-laws or any resolution relieves a director or officer from the duty to act in accordance with the YBCA or the regulations thereunder, or relieves him or her of liability for a breach of either.	In addition, the BCA provides that every officer of a company shall comply with the BCA, the regulations, and the bye-laws of the company. The word "officer" is defined under BCA to include directors. Common law duties also apply to directors and officers of BCA companies.
Interested Director Transactions	
Under s. 122 of the YBCA, no contract or transaction between a company and one or more of its directors or officers, or between a company or another entity in which one or more of its directors or officers have a financial interest, shall be void or voidable solely for that reason or solely because the director or officer is present at or participates in that meeting which authorizes the contract or solely because those directors' votes are counted for that purpose if: • the material facts of the relationship or the material facts of the relationship or interest are known to the board of directors and the board of directors in good faith authorizes the contract by the affirmative vote of the disinterested directors; • the material facts of the relationship or interest are known to the stockholders and the contract is specifically approved in good faith by the stockholders; or • the contract is fair to the company at the time it is authorized.	Section 97(5)(A) of the BCA provides protection to officers who provide a general notice to the directors of a company declaring that he has a material interest in any contract or transaction involving the company. Section 96(1) of the BCA, provides that without the consent of the holders of shares carrying at least nine-tenths of the total voting rights or in other limited instances, a company may not make a loan to or enter into any guarantee or provide security in respect of any loan made to any person who is a director of that company or of its holding company. Exceptions to this provision are: • loans or guarantees by the company in the ordinary course of its business, if the business includes lending money or giving guarantees; • or loans for the purposes of the company or to enable its directors to perform their duties, given with prior approval at a shareholders meeting where the purposes of the loan are disclosed; or if not given at the meeting,

Yukon	Bermuda
Interested Director Transactions (Continued)	
Interested directors may be counted in determining the presence of a quorum at a meeting which authorizes the contract or the transaction	the loan is repaid or discharged within six months from the conclusion of the next following annual shareholders meeting. This provision does not preclude the reimbursement of expenses or loans to directors who are or were employees of the company to enable them to acquire shares or stock options.
Indemnification of Directors and Officers	
Section 126 of the YBCA, permits indemnification of a director or officer, a former director or officer or a person who acts or acted at the company's request as a director or officer of a body corporate of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives (an "**Indemnifiable Person**"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or body corporate, if: • he or she acted honestly and in good faith with a view to the best interests of the company, and • in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The by-laws of the company provide for such indemnification. Under the YBCA, a company may also, with the approval of the Court, indemnify an Indemnifiable Person in respect of an action by or on behalf of the company or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the company or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in clauses	Section 98, of the BCA, permits a company to indemnify any officer or director, out of the funds of the company, against: • any liability he or she incurs in defending any proceedings, whether civil or criminal, in which (1) judgment is given in his or her favor, or (2) he or she is acquitted, or (3) he or she is granted relief from liability by the court in connection with any application under relevant Bermuda legislation; and • any loss or liability resulting from negligence, default, breach of duty or breach of trust, except for his or her fraud or dishonesty. Pursuant to its bylaws, Thunderbird will indemnify its officers and directors as well as their heirs, executors and administrators to the fullest extent permitted by law. Thunderbird will advance all reasonable expenses incurred by or on behalf of the indemnitee in connection with any related proceeding. Bermuda law does not permit indemnification of a person who is or may be found guilty of fraud or dishonesty.

Yukon	Bermuda

Indemnification of Directors and Officers (Continued)

(i) and (ii) above. In any event, an Indemnifiable Person is entitled to indemnity from the company in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company of the body corporate, if the Indemnifiable Person was substantially successful on the merits in his or her defense of the action or proceeding, fulfills the conditions set out in clauses (i) and (ii) above, and is fairly and reasonably entitled to indemnity.

Derivative Actions (Shareholder Suits)

Yukon

Section 241 of the YBCA, permits a current or former registered or beneficial stockholder of a company or its affiliates to apply to the court for leave to bring an action in the name of and on behalf of a company or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. The Court must be satisfied that the complainant has given reasonable notice to the directors of the company or its subsidiary of his intention to apply to court if the directors of the company or its subsidiaries do not bring, diligently prosecute, defend or discontinue the action, that the complainant is acting in good faith and that it appears to be in the interests of the company or its subsidiaries that the action be brought, prosecuted, defended or discontinued.

Under s. 242 of the YBCA, the Court in a derivative action may make any order it thinks fit including, without limitation:

- an order authorizing the complainant or any other person to control the conduct of the action;
- an order giving directions for the conduct of the action;

Bermuda

The BCA itself doe not give current or former registered or beneficial stockholders the right to bring a derivative action.

The Bermuda courts ordinarily would be expected to follow English precedent, which would permit a shareholder to commence a derivative action in the name of the company to remedy a wrong done to the company only:

- where the act complained of is alleged to be beyond the corporate power of the company or illegal;
- where the act complained of is alleged to constitute a fraud against the minority shareholders by those controlling the company;
- provided that the majority shareholders have used their controlling position to prevent the company from taking action against the wrongdoers;
- where an act requires approval by a greater percentage of the company's shareholders than actually approved it; or
- where a derivative action is necessary to avoid a violation of the company's memorandum of association or bylaws.

Yukon | **Bermuda**

Derivative Actions (Shareholder **Suits)** *(Continued)*

Yukon

- an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to the former and present securityholders of the company or its subsidiary instead of to the company or its subsidiary; and
- an order requiring the company and its subsidiary to pay reasonable legal fees incurred by the complainant in connection with the action.

Additionally, under the Yukon Act, a Court may order a company or its subsidiary to pay the complainant's interim costs, including legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action unless the Court otherwise orders upon being satisfied that it is just and equitable to do so.

Oppression Remedy

Yukon

Section 243 of the YBCA, provides an oppression remedy to complainants. The Court may make any order, both interim and final, to rectify the matters complained of, if the Court is satisfied upon the application by a complainant that:

- any act or omission of a company or an affiliate effects or threatens to effect a result;
- the business or affairs of a company or an affiliate are, have been or are threatened to be carried on or conducted in a manner; or the powers of the directors of a company or an affiliate are, have been or are threatened to be exercised in a manner

- that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of, any security holder, creditor, director or officer of the company.

Bermuda

The BCA itself doe not give current or former registered or beneficial stockholders the right to complain of oppression.

The Bermuda courts ordinarily would be expected to follow English precedent, which would permit a complainant to exercise common law rights to rectify actions which, among other things, are inconsistent with the memorandum or bye-laws, the BCA or Common Law, and which are oppressive or have been exercised in bad faith.

As well, a member who has not approved a transaction in which the directors have a conflict of interest and which is proven to be unfairly prejudicial to one or more members is capable of impugning such a transaction.

Members may also, in appropriate circumstances, petition for a just and equitable winding-up of a company. The court's jurisdiction is an equitable one and, even if a petitioner has standing, his petition may nevertheless not be allowed to proceed.

Yukon	Bermuda

Oppression Remedy (Continued)

A complainant means:

- a registered holder or beneficial owner, or a former registered holder or beneficial owner, of a security of a company or any of its affiliates;
- a director or an officer or a former director of officer of a company or of any of its affiliates; or
- any other person who, in the discretion of the court, is a proper person to make such application.

Under the YBCA, it is not necessary to prove that the directors of a company acted in bad faith in order to seek an oppression remedy. Furthermore, the Court may order the company to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).

Dissent and Appraisal Rights

Yukon:

Under s. 193of the YBCA a shareholder may dissent if the corporation resolves to:

- amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;
- amend its articles to add, change or remove any restrictions on the business or businesses that the company may carry on;
- amalgamate with another company (other then with certain affiliated companies);
- be continued under the laws of another jurisdiction;
- sell, lease or exchange all or substantially all its property other than in the ordinary course of business;
- a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the company;

Bermuda:

Under the BCA, a dissenting shareholder of a company participating in certain transactions may, under varying circumstances, receive cash in the amount of the fair market value of his shares (as determined by a court), in lieu of the consideration he or she would otherwise receive in any such transactions. Bermuda law generally does not condition dissenters' rights to circumstances in which a vote of the shareholders of the surviving company is required. Bermuda law, in general, provides for dissenters' rights in an amalgamation between non-affiliated companies, a scheme of arrangement, a reconstruction and certain other transactions. (s. 101, 102, 106, and 211 of the BCA)

Yukon	Bermuda
Dissent and Appraisal Rights (Continued)	
or certain amendments to the articles of a corporation which require a separate class or series vote.	
Return of Capital on Winding-Up, Liquidation or Dissolution of the Corporation	
Under s. 225 of the YBCA, the holders of common shares have the right to receive the remaining property of a corporation on dissolution.	Under s. 225 of the BCA, members are entitled to the surplus assets of a corporation on liquidation, subject to the rights attached to those shares as set out in the bye-laws.

Further Information

For further information regarding the differences between the YBCA and the BCA, shareholders should consult their legal advisors and refer to the statutes.

Canadian Tax Considerations

The following is our opinion, as of the date hereof, a fair summary of the principal Canadian federal income tax considerations under the Income Tax Act, R.S.C. 1985, c. 1, as amended, (the "**Tax Act**") generally applicable in respect of the Continuance to a holder of Common Shares who, for purposes of the Tax Act and at all relevant times, is a resident of Canada, holds the Common Shares as capital property, deals at arm's length and is not affiliated with Thunderbird and to whom Thunderbird will not be a foreign affiliate, as defined in the Tax Act, following the Continuance.

This summary is not applicable to a holder that is a "financial institution" as defined in section 142.2 of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**"), all proposed amendments to the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") publicly available prior to the date of this Information Circular. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or administrative policies or assessing practices of the CRA, nor does it take into account the tax law of any province, territory or foreign jurisdiction. There can be no assurance that the Proposed Amendments will be enacted in the form currently proposed or at all.

This summary is based on the assumption that, upon the Continuance, Thunderbird will cease to be a resident of Canada for purposes of the Tax Act. Once Thunderbird has been granted a certificate of continuance under the BCA, it will be deemed, for purposes of the Tax Act, to have been incorporated in Bermuda at that time, and as a result will cease to be a resident of Canada provided its central management and control is not situate in Canada.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder. Holders of Common Shares should consult their own tax advisers to determine the tax consequences to them of the Continuance.

Holders of Common Shares

The Continuance will generally not have any tax consequences to a holder of Common Shares (other than a holder that exercises the dissent rights described under the heading "Dissent Rights for the Continuance").

Any dividends paid by Thunderbird to a holder of Common Shares who is an individual after the Continuance will no longer be eligible for the gross-up and dividend tax credit treatment applicable to dividends received from taxable Canadian corporations. A holder that is a taxable Canadian corporation will generally be required to include such payments in its income, but will no longer be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations.

Dissenting Shareholders

Dissenting shareholders are advised to consult with their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of the dissent rights described under the heading "Dissent Rights for the Continuance". A holder of Common Shares who dissents from the Continuance, and thereby becomes entitled to a cash payment will generally be deemed to have received a dividend on the Common Shares to the extent that such payment exceeds the paid-up capital of such shares. The balance of the fair value paid (i.e., the amount equal to the paid-up capital of the Common Shares) will be treated as proceeds of disposition of such shares for capital gains purposes. Consequently, such dissenting shareholder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition received for the Common Shares exceed (or are exceeded by) the holder's adjusted cost base thereof. Notwithstanding the foregoing, if the dissenting holder is a corporation resident in Canada, the full amount of the redemption proceeds received may be treated under the Tax Act as proceeds of disposition.

Any capital loss arising on the exercise of dissent rights by a corporate holder will generally be reduced by the amount of dividends received or deemed to have been received, including any dividend arising from the exercise of the dissent rights, on the Common Shares where the period of ownership of such shares was less than 365 days or where the corporate holder (together with persons with whom it did not deal at arm's length) held more than 5% of the issued shares of any class of Thunderbird at the time the dividends were received or deemed to be received.

Corporate Emigration Rules

The "corporate emigration" rules under the Tax Act, will apply to Thunderbird upon the Continuance. As a result, Thunderbird will be deemed to have a tax year end immediately prior to the certificate of continuance being granted under the BCA - however, no actual change to Thunderbird's fiscal year end will occur as a result of the Continuance. Each property owned by Thunderbird immediately before the deemed year end will be deemed to have been disposed of by Thunderbird for proceeds of disposition equal to the fair market value of each such property at that time. Any gains or losses realized by Thunderbird from the deemed disposition will be taken into account when determining the amount of Thunderbird's taxable income for the taxation year which is deemed to end immediately before the Continuance. The amount of any taxable income so determined will be subject to tax in accordance with the provisions of the Tax Act.

Thunderbird will also be required to pay a special branch tax generally equal to 25% of the amount by which the fair market value of Thunderbird's assets exceed the aggregate of its liabilities and the paid-up capital of its issued and outstanding shares immediately before the Continuance.

Thunderbird does not expect to have any material amount of tax to pay under the Tax Act (or under any applicable provincial or territorial tax legislation) as a result of the Continuance.

Qualified Investments

Provided that the Common Shares remain listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX, Tier I and Tier 2 of the TSX Venture Exchange and the CNQ), the Common Shares will remain qualified investments under the Tax Act for trusts governed by registered retirement saving plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively, "**deferred income plans**").

Foreign Property

The Common Shares will become foreign property following the Continuance for deferred income plans, registered pension plans or other persons subject to tax under Part XI of the Tax Act. However, in determining the tax payable by a taxpayer under Part XI of the Tax Act at the end of a particular month, the taxpayer can exclude the cost amount of property that became foreign property of the taxpayer after its last acquisition by the taxpayer and at a time that is not more than 24 months before the end of the particular month. Registered education savings plans are not subject to tax under Part XI of the Tax Act. On February 23, 2005, the Minister of Finance (Canada) introduced a Notice of Ways and Means Motion to amend the Tax Act, which will eliminate the limit in respect of foreign property that may be held by persons subject to tax under Part XI of the Tax Act for months that end in the 2005 and subsequent calendar years.

Foreign Property Information Reporting

Following the Continuance, a holder of Common Shares that is a specified Canadian entity for a taxation year or a fiscal period and whose total cost amount of specified foreign property, including Common Shares, at any time in a taxation year or fiscal period exceeds $100,000 will be required to file an information return for the year or period disclosing prescribed information. With some exceptions, a taxpayer resident in Canada in the year will generally be a specified Canadian entity. Holders of Common Shares should consult their own advisors regarding the reporting obligations under these rules that may be applicable in respect of the Common Shares as a result of the Continuance.

Foreign Investment Entity Draft Legislation

In July 2005, the Minister of Finance (Canada) released a fifth draft of proposed legislation relating to the income tax treatment of investments by Canadian residents in non-resident entities that constitute "foreign investment entities" ("**FIEs**") applicable for taxation years commencing after 2002 (the "**FIE Tax Proposals**"). In general terms, the FIE Tax Proposals, as currently drafted, would apply to require a holder that holds a "participating interest" (that is not an "exempt interest") in a non-resident entity that is an FIE at the entity's taxation year end to take into account in computing the holder's income for the holder's taxation year that includes such taxation year end: (i) an amount based on a prescribed rate of return on the "designated cost" of such participating interest held by the holder at the end of each month ending in the holder's taxation year at which time the participating interest is held by the holder; (ii) in certain limited circumstances, any gains or losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, the holder's proportionate share of the FIE's income (or loss) for the year calculated using Canadian tax rules. For the purposes of the FIE Tax Proposals, the Common Shares will constitute a participating interest in Thunderbird.

Thunderbird will not be an FIE at the end of its taxation year provided that, at that time, the "carrying value" of all of Thunderbird's "investment property" is not greater than one-half of the "carrying value" of all of its property or throughout the taxation year, its principal undertaking was the carrying on of a business other than an investment business as determined for purposes of the FIE Tax Proposals. Thunderbird is of the view, and has advised counsel, that if it had a taxation year-end at the time of the Continuance, it would not be an FIE on that date on the basis that throughout the taxation year ending at that time its principal undertaking would be the carrying on of a business other than an investment business as determined for purposes of the FIE Tax Proposals. However, the determination of whether or not Thunderbird is an FIE must be made on an annual basis at the end of each taxation year-end of

Thunderbird and no assurances can be given that Thunderbird will not be an FIE at the end of any of its taxation years.

In any event, the FIE Tax Proposals will not apply in a taxation year of a holder of Common Shares if, at the end of the taxation year of Thunderbird that ends in such year, the Common Shares are an "exempt interest". The Common Shares will constitute an exempt interest at a particular time if:

- it is reasonable to conclude that the holder has, at that time, no "tax avoidance motive" (within the meaning of the FIE Tax Proposals) in respect of the Common Shares;
- throughout the period, in Thunderbird's taxation year that includes that time during which the holder held the Common Share, Thunderbird is a resident of the United Kingdom for purposes of the Tax Act and the Common Shares are listed on a prescribed stock exchange (which includes the TSX); and
- throughout such period, the Common Shares are an "arm's length interest" of the holder within the meaning of the FIE Tax Proposals.

The determination of whether a holder of Common Shares will have a tax avoidance motive in respect of the Common Shares within the meaning of the FIE Tax Proposals will depend upon the particular circumstances of the holder. Counsel is of the view that the Common Shares would, as of the date hereof, qualify as an arm's length interest in respect of a holder for purposes of the FIE Tax Proposals, so long as the aggregate fair market value of all Common Shares that are held by the holder, or an entity or individual with whom the holder does not deal at arm's length, does not exceed 10% of the fair market value of all Thunderbird's Common Shares. However, no assurance can be given that Common Shares will qualify as an arm's length interest at any time in the future.

Bermuda Tax Considerations

The following statements are intended only as a general guide to current Bermuda tax legislation and to what is understood by the Board of Directors of Thunderbird to be the current practice in Bermuda. Any person who is in any doubt as to his tax position or who is subject to tax in any jurisdiction other than Bermuda is strongly recommended to consult his professional advisers immediately.

At the present time, there is no Bermuda income or profits tax, capital gains tax, capital transfer tax, estate 6.B.9 (a) duty or inheritance tax, or withholding tax payable by Thunderbird or by its shareholders in respect of its shares. Thunderbird will apply for and expects to obtain a written assurance from the Minister of Finance of Bermuda under the *Exempted Undertakings Tax Protection Act 1966* that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until 28 March 2016, be applicable to Thunderbird or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property or leasehold interests in Bermuda held by it. An annual Government fee is payable to the Bermuda government based on Thunderbird's assessable capital. That fee is currently on a sliding scale with a maximum currently of 27,825 BMD. There can be no assurance that Thunderbird will not be subject to any such tax after 28 March 2016.

Dissent Rights to the Continuance Resolution

Each registered shareholder has the right to dissent with respect to this Special Resolution, if the Secretary of Thunderbird or the Chairman of the Meeting, at or prior to the Meeting, receives from such Shareholder a written objection and the Shareholder otherwise complies with Section 193 of the YBCA. Provided the Continuance becomes effective, each dissenting Shareholder will be entitled to be paid the fair value of their Common Shares in accordance with Section 193 of the YBCA. Persons who are beneficial owners of Common Shares of Thunderbird, registered in the name of a broker, custodian, nominee or other intermediary, who wish to dissent, should be aware that only registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares of Thunderbird desiring to exercise their right to dissent must make arrangements for the Common Shares of Thunderbird beneficially owned by them to be registered in their name prior to the time the written objection to the Special Resolution is

required to be received by Thunderbird, or alternatively, make arrangements for the registered holder of their Common Shares of Thunderbird to dissent on their behalf, in accordance with Section 193 of the YBCA.

The following is a summary of the operation of the provisions of the YBCA relating to a registered Shareholder's dissent and appraisal rights in respect of the Continuance. **Such summary is not a comprehensive statement of the procedures to be followed by a Shareholder who seeks such dissent and appraisal rights and is qualified in its entirety by reference to the full text of Section 193 of the YBCA which is attached to this Information Circular as Appendix "A". Any registered shareholder considering the exercise of the right of dissent should seek legal advice, since failure to comply strictly with the provisions of the YBCA may prejudice the registered such shareholder's right of dissent.**

Pursuant to Section 193 of the YBCA, any registered holder of the Common Shares who dissents in respect of the Continuance Resolution, is entitled, provided the Continuance is effected and upon compliance with the appropriate procedures, to be paid the fair value of the Common Shares held by the registered holder, determined as of the day before the Continuance Resolution was passed.

Pursuant to the YBCA, a registered shareholder who wishes to dissent in respect of the Continuance Resolution, must give written notice of dissent ("**Notice of Dissent**") to Thunderbird. Notice of Dissent may be given by leaving it at or by mailing it, by registered mail addressed to Thunderbird at its registered office in Yukon which is at the law firm of Lackowicz, Shier & Hoffman, Suite 300 – 204 Black Street, Whitehorse, Yukon Y1A 2M9, or at Thunderbird's office in California at: 12155 Dearborn Place, Poway, California, 92064, or by personally serving it on any director or officer of Thunderbird, in all cases not later than two business days before the Meeting date (June 8, 2006).

The giving of a Notice of Dissent does not deprive a registered shareholder of the right to vote on the Continuance Resolution. A vote against the Continuance Resolution or the execution or exercise of a proxy does not constitute Notice of Dissent. A registered shareholder is not entitled to dissent with respect to any Common Share if such Shareholder votes (or instructs or is deemed, by submission of an incomplete proxy, to have instructed his or her proxyholder to vote) any such Common Share in favour of the Continuance Resolution, but a registered shareholder may abstain from voting on the Continuance Resolution or may vote as a proxy for a registered shareholder, whose proxy required an affirmative vote, without affecting his or her dissent rights.

Either the Dissenting Shareholder or Thunderbird is entitled to apply to the Supreme Court of Yukon, which may fix the price and the terms of the purchase and sale of the shares in respect of which the dissent is made, order that the price and terms be established by arbitration or make such consequential orders and give each directions as the Supreme Court considers appropriate. Except as described above, the Continuance does not affect the rights of the Dissenting Shareholders or Thunderbird under the YBCA or the price to be paid for the shares.

Shareholder Approval of the Continuance

The Continuance requires the approval of two-thirds of the votes cast by the holders of the Common Shares, present in person or by proxy at the Meeting. As set out in the Notice of the Meeting, the holders of the Common Shares have a right of dissent with respect to the Continuance under subsection 193 of the YBCA. See "Dissent Rights to the Continuance Resolution". The Continuance is also subject to the approval of the Registrar under the YBCA and subject to other regulatory approvals. An application will be made for these approvals. A copy of the proposed Articles of Continuance under the BCA is available for review at the office of legal counsel for Thunderbird in Vancouver, Venture Law Corporation at Suite 618 – 688 West Hasting Street, Vancouver, British Columbia V6B 1P1 and at Thunderbird's head office in California at 12155 Dearborn Place, Poway, California, 92064 prior to the meeting. A copy will also be available for review at the meeting. The new BCA Articles of Continuance will continue to provide for an authorized share capital of an unlimited number of Common Shares and unlimited number of Preferred Shares. The Articles of Continuance will also provide for a minimum of three and a maximum of fifteen directors for Thunderbird. The Articles of Continuance and the new Bylaws to be approved by the

shareholders will replace Thunderbird's current Articles and Bylaws upon the Continuance becoming effective.

At the Meeting, shareholders shall be asked to approve a special resolution in the following form:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) in accordance with the YBCA, Thunderbird be and is hereby authorized to make an application in Bermuda for articles of continuance, continuing Thunderbird under the BCA, and to seek all necessary consents and approvals and make all necessary filings to continue out of Yukon and into Bermuda;
(b) the Articles of Continuance in the form presented at the Meeting (or in such other form as the Registrar under the applicable Act may accept) be and are hereby approved in the form so presented, with such amendments thereto as any one director or officer or the solicitor of Thunderbird, executing the same, may approve; such approval to be conclusively evidenced by his signature thereto;
(c) any one director or officer of Thunderbird be and is hereby authorized to make such applications, execute such documents, and to do such further and other acts and things as may be necessary or advisable in connection with the foregoing; and
(d) notwithstanding that this special resolution has been duly passed by the shareholders of Thunderbird, the directors of Thunderbird be and are hereby authorized, at their discretion, to determine, at any time, not to proceed with the Continuance, without further approval from the shareholders of Thunderbird."

As discussed above, in order for the Continuance to be approved, the above resolution must be passed at the Meeting by not less than two-thirds of the votes cast by the holders of Common Shares present in person or by proxy at the Meeting. Holders of Common Shares have the right to dissent to the Continuance under Section 193 of the YBCA. However, if Thunderbird anticipates any substantial cost to it as a result of the exercise of dissent rights, it will not proceed with the Continuance.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that shareholders ratify, confirm and approve the Continuance Resolution and Articles by voting in favour of the above resolutions.

It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the special resolution approving the continuation of Thunderbird into Bermuda.

5. Adoption of New Charter Documents

Under the Yukon Act, the constating documents of a company consist of its memorandum of association and articles ("**Pre-existing Charter Documents**"). Under the BCA, the constating documents of a company which has been continued into Bermuda are its memorandum of association ("**Memorandum**") and bye-laws ("**Bye-laws**") (the Memorandum and Bye-laws together, the "**New Charter Documents**"). Upon continuance into Bermuda, Thunderbird's Pre-existing Charter Documents will be deemed to constitute the Memorandum and Bye-laws of Thunderbird unless New Charter Documents have been adopted by the shareholders of Thunderbird. As part of the Continuance, certain provisions of the Pre-existing Charter Documents need to be revised in order to be in conformity with the BCA. The New Charter Documents being proposed comply with the necessary requirements of the BCA.

Thunderbird's pre-existing memorandum sets out its name as "Thunderbird Resorts, Inc." Section 7(1)(a) of the BCA, requires all name of companies continued into Bermuda to include the word "Limited" or "Ltd." as the last word of its name. Thunderbird's pre-existing memorandum also authorized Thunderbird to issue an unlimited number of common shares without par value. Section 7(2)(a) of the BCA, requires the number of shares authorized by a company to be fixed in it memorandum of association. Thunderbird

will need to address a number of other items to come within compliance to Bermuda's Memorandum requirements. Thunderbird's new Memorandum will state:

(a) the name of the company as "Thunderbird Resorts Ltd.";
(b) The liability of the members of Thunderbird is limited to the amount (if any) for the time being unpaid on the shares respectively held by them;
(c) the objects of Thunderbird in broad terms;
(d) the names, addresses and nationalities of the persons who subscribe their names to the memorandum and which of them, if any, has Bermudian status;
(e) Thunderbird is to be an exempted company;
(f) Thunderbird does not have a right to acquire land in Bermuda;
(g) Thunderbird is fixed for an unlimited duration and the event, if any, on the occurrence of which the company is to be dissolved;
(h) any powers additional to those conferred upon it by law; and
(i) Thunderbird's share capital and the division thereof into shares of a fixed amount as:
    a. 500,000,000 shares of common stock without par value; and
    b. 500,000,000 shares of preferred stock without par value.

Similarly, section 132F of the BCA requires a continued company to adopt bye-laws which conform to the requirements of the BCA and any other law of Bermuda. Bye-laws in Bermuda must address:

(a) the transfer of shares and the registration of estate representatives of deceased shareholders;
(b) a general meeting of the company once at least in every year;
(c) the keeping of its accounts and the laying of financial statements before general meetings of the company;
(d) an audit of the accounts of the company once at least in every year by an independent representative of the shareholders;
(e) the duties of the secretary to the company; and
(f) the number of members required to constitute a quorum at any general meeting of the members of the company which in any case shall be a quorum of not less than two individuals; however, in the case of a company having only one member, one member present in person or by proxy constitutes a quorum at such meeting.

Bye-laws in Bermuda may also address:

(a) the allotment of shares;
(b) the making of calls on shares;
(c) the payment for shares;
(d) the issue and registration of certificates of shares;
(e) the forfeiture of shares for non-payment of calls;
(f) the disposal of forfeited shares, and of the proceeds thereof:
(g) the transfer of shares;
(h) the declaration and payment of dividends;
(i) the duties and responsibilities of its president and vice presidents and of any other officers with special responsibilities or duties;
(j) the appointment, functions, duties, remuneration and removal of all agents, officers, and servants of the company, and the security, if any, to be given by them to the company;
(k) the date on which the annual meetings of the company shall be held;
(l) the calling of meetings of the company, and of the board of directors, the requirements as to proxies and requisite majorities in voting on any particular matter or class of matters and the procedure at such meetings;
(m) the quorum at meetings of directors which in no case shall be a quorum of less than two individuals;
(n) the voting rights and restrictions relating to any class of shares in companies limited by shares, or other company having a share capital, and the voting rights and restrictions of members of companies limited by guarantee including mutual companies;
(o) the imposition and recovery of all penalties and forfeitures admitting of regulation by bye-laws;

(p) the conduct in all other particulars of the affairs of the company, as well as for the application of its funds and profits;
(q) the use of its common seal and any duplicate common seal;
(r) among other matters.

Although Thunderbird's existing articles address many of the items the Board of Directors decided to take this opportunity to review of Thunderbird's existing articles in their entirety and decided that the articles be replaced by new Bye-laws to not only bring Thunderbird's existing articles into line with the BCA, but to also simplify the language and drafting of this charter document.

The full text of the proposed Memorandum and Bye-Laws will be presented to the shareholders at the Meeting. Shareholders may also view the Pre-existing Charter Documents and New Charter Documents in advance of the Meeting at the office of Venture Law Corporation at: Suite 618 – 688 West Hastings Street, Vancouver, British Columbia, V6B 1P1, and head office of Thunderbird at: 12155 Dearborn Place, Poway, California 92064.

The board of directors of the Company proposes to adopt the New Articles. The adoption of the new Articles requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by the Company's shareholders, in person or by proxy.

Accordingly, Thunderbird's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The existing memorandum of association and articles of Thunderbird be cancelled, and the form of Memorandum and By-Laws presented at the Meeting be adopted as the Memorandum and Bye-laws of Thunderbird, effective upon continuance of Thunderbird under the BCA, with such amendments thereto as the director or officer, executing the same, may approve; such approval to be conclusively evidenced by his signature thereto;
2. The board of directors, in its sole discretion, may act upon this resolution to effect a change in the Memorandum and Bye-laws of Thunderbird, or, if deemed appropriate, may choose not to act upon this resolution; and
3. Any one or more directors are hereby authorized to execute and deliver and file any and all such applications, declarations, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to the provisions of this resolution."

It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the special resolution approving the cancellation of Thunderbird's existing Charter Documents and adopting new Memorandum and Bye-laws of Thunderbird.

6. Approval of Future Private Placements

Thunderbird will likely enter into a number of private placements of Thunderbird's securities in the upcoming year in order to provide working capital and fund Thunderbird's activities and operations.

Although not required under the rules of the CNQ, Thunderbird is seeking shareholder approval for the issuance of shares and or share purchase warrants where the number of common shares to be beneficially owned by any one placee participating in a private placement, or to a group of placees who intend to vote their shares as a group in a private placement, is equal to or greater than 20% of the number of Thunderbird's shares outstanding after giving effect to the issuance of the underwritten shares. In addition, shareholder approval is being requested for any future private placement which may result in or is part of a transaction involving a change in the effective control of Thunderbird or the creation of a control block. Members are being asked to pass a resolution allowing Thunderbird's directors to cause Thunderbird to enter into one or more private placement agreement transactions during the ensuing 12-month period. Upon such terms as may be approved by the directors of Thunderbird, a private placement will provide for

the issuance of up to such securities (shares or units consisting of one common share and one warrant) at then market prices (less allowable discounts).

Management considers that it is in the best interests of Thunderbird to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next 12 months.

Such private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by Thunderbird to continue or expand its activities. Each private placement transaction authorized hereunder will be made with placees who may or may not be at arm's length to Thunderbird, however, the subscription prices will comply with the policies of the CNQ and the rules of all applicable securities commissions.

In accordance with the polices of the CNQ, the issue price or prices, which (subject to a minimum issue price of $0.10 per share) permit a discount of 25% from the market price if the market price of $0.50 or less; 20% if the market price is $0.51 to $2.00; and 15% if the market price is above $2.00.

To be effective the resolution must be approved by not less than 50% of the votes cast by those shareholders of Thunderbird who vote in person or by proxy at the meeting. The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the resolution acceptable to it.

Management is requesting shareholder approval to the following ordinary resolution:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT

> the issuance of such number of securities by Thunderbird in one or more private placements as would result in the issuance of shares or the exercise of any share purchase warrants where the number of common shares to be beneficially owned by a placee, or a group of placees who intend to vote their shares as a group in a private placement, is equal to or greater than 20% of Thunderbird's issued and outstanding share capital, and any change in the effective control of Thunderbird, be and are hereby approved."

It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the ordinary approving the proposed future private placements.

7. Ratification of Previous Acts and Deeds

Management of Thunderbird will be seeking shareholder ratification and approval of all previous acts and deed by the directors, since the last meeting of stockholders held by Thunderbird.

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

> All previous acts and deeds by the directors since the last meeting of stockholders held by Thunderbird be hereby ratified and approved."

It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the special resolution ratifying and approving all the previous acts and deeds by the directors since the last meeting of stockholders.

8. Other Matters

It is not the intention of the management of Thunderbird to bring any other matters before the Meeting other than those matters referred to in this Information Circular. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common shares represented thereby in accordance with their best judgment on such matter.

EXECUTIVE COMPENSATION

Compensation of Directors

Members of the Board of Directors are entitled to a per meeting fee of $2,000 for each Board of Directors meeting attended in person and $500 per meeting that is held telephonically. During the fiscal year ended December 31, 2005, the total fees paid to directors for meeting attendances was $24,000. Non-employee directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings or in otherwise being engaged on Thunderbird's business.

Thunderbird has adopted a standard arrangement pursuant to which Thunderbird for their services compensates directors in their capacity as directors, which includes the granting from time to time of incentive stock options in accordance with the policies of The Canadian Quotation Network (CNQ:ITGC). During the most recently completed financial year, Thunderbird granted incentive stock options to purchase an aggregate of 505,000 common shares to directors.

Compensation Awarded

"Named Executive Officer" includes the CEO, CFO and the three most highly paid executive officers whose total salary and bonuses exceed $150,000 during the most recently completed financial year. In addition, disclosure is required for any directors and officers whose total salary and bonus during the most recently completed financial year was $50,000 or more.

During the fiscal year ended December 31, 2005, Thunderbird had four Named Executive Officers: Jack R. Mitchell, the President and Chief Executive Officer and a director of Thunderbird; Clay Hardin, the Vice-President, Operations; Albert W. Atallah, Chief Operating Officer, General Counsel, Vice President and a director of Thunderbird; and Booker T. Copeland III, Chief Financial Officer and Corporate Secretary.

Continued on next page.

The following table sets forth the compensation awarded, paid to or earned by Thunderbird's Named Executive Officers during the fiscal year ended December 31, 2005.

SUMMARY COMPENSATION TABLE								
		Annual Compensation[1]			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen-sation (2) ($)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts ($)	All Other Compen-sation ($)
Jack R. Mitchell President, CEO and Director	2005	$240,000	$ 331,600	$4,500	225,000	Nil	N/A	$12,000
	2004	$225,000	$ 99,900	$6,000	269,000	Nil	N/A	$13,000
	2003	$225,000	$224,700	$8,000	190,000	Nil	N/A	$16,000
Albert Atallah General Counsel, COO, Vice President and Director	2005	$150,000	$5,800	$4,500	180,000	Nil	N/A	$Nil
	2004	$150,000	$17,000	$6,000	122,500	Nil	N/A	$Nil
	2003	$150,000	$22,000	$6,500	100,000	Nil	N/A	$Nil
Clay Hardin Vice President, Operations	2005	$170,000		Nil	130,000	Nil	N/A	$Nil
	2004	$150,000	$40,000	Nil	152,500	Nil	N/A	$Nil
	2003	$150,000	$40,000	Nil	100,000	Nil	N/A	$Nil
Booker T. Copeland III, Chief Financial Officer and Corporate Secretary	2005	$100,000	$3,800	Nil		Nil	N/A	$Nil
	2004	$100,000	$12,000	Nil	50,000	Nil	N/A	$Nil
	2003	$100,000	$12,000	Nil	75,000	Nil	N/A	$Nil

Notes: (1) These monies were paid or were otherwise accrued in United States dollars.
(2) These monies were paid as directors' fees.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

Thunderbird has no long-term incentive plans and therefore no awards were made under any long-term incentive plan to the Named Executive Officers during Thunderbird's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

No SARs (stock appreciation rights) were granted to the Named Executive Officers during the most recently completed fiscal year.

The following table shows the stock options granted to the Named Executive Officers during the most recently completed fiscal year.

Option Grants During the Most Recently Completed Financial Year

Name	Date of Grant	Securities Under Option Granted (#)	Exercise or Base Price (US$/ Security)	% of Total Options Granted to Employees in Fiscal year(1)	Market Value of Securities Underlying Options on the Date of Grant (US$/ Security)(2)	Expiration Date
Jack R. Mitchell	08/17/05	225,000	$0.70	24.23%	$157,500	01/31/12
Albert Atallah	08/17/05	180,000	$0.70	19.38%	$126,000	01/31/12
Clay Hardin	08/17/05	130,000	$0.70	14.00%	$91,000	01/31/12

Notes: (1) Thunderbird issued stock options of 1,653,749, of which, 725,000 were cancelled. Therefore, a net of 928,749 stock options are deemed as issued to purchase 928,749 common shares during the fiscal year ended December 31, 2005, for this schedule.
(2) Calculated as the closing price in US dollars of Thunderbird's shares on the CNQ on the date of grant.

Share Option Exercises in Last Year and Year-end Option Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$)	Unexercised Options at Fiscal Year-End - Exercisable/ Unexercisable(#)(1)	Value of Unexercised In-the-Money Options at Fiscal Year-End (US$) - Exercisable/ Unexercisable(1)(2)
Jack R. Mitchell	0	$0	728,546 225,000	$633,835 $195,750
Albert W. Atallah	0	$0	280,000 180,000	$243,600 $156,600
Clay Hardin	0	$0	367,500 130,000	$319,725 $113,100
Booker T. Copeland III	0	$0	262,500	$228,375

Notes: (1) The options granted under the plan contain no restrictions on exercise.
(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of Thunderbird's shares as at December 31, 2005 (i.e. fiscal year end) was US $0.87.

Option and SAR Repricings

There were no options or SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year end of Thunderbird.

Defined Benefit or Actuarial Plan Disclosure

Thunderbird does not have a defined benefit/actuarial plan under which benefits are provided to Thunderbird's officers and key employees determined by final compensation or years of service.

Employment Contracts and Termination of Employment and Change of Control

Thunderbird has no plan or arrangement, in respect of compensation received or may be received by executive officers in Thunderbird's most recently completed or current financial year, to compensate such officers in the event of the termination of employment on resignation, retirement or change of control, in the event of a change in responsibilities following a change in control, where in respect of an executive officer, the value of such compensation exceeds $100,000.

Thunderbird has entered into an executive employment agreement with Jack R. Mitchell, President and Chief Executive Officer for a fixed term expiring on December 31, 2006, with an extension for a period of one year under the same terms and conditions. The executive participates in Thunderbird's 401K plan and holds stock options approved by the board of directors. The agreement provides for termination for cause and is silent on termination for no cause. The agreement also provides for bonus incentives based on Thunderbird's earnings performance.

Executive Compensation and Formulation of a Compensation Committee

The Compensation Committee of the Board (the "**Compensation Committee**") is composed of two outside Directors: Salomon Guggenheim and Jean Duval, who are all: (i) not current or former officers or employees of Thunderbird; (ii) not entitled to participate in Thunderbird's management compensation programs; and (iii) unrelated under Thunderbird. The Compensation Committee ensures that Thunderbird has a high caliber executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding all matters pertaining to the compensation, benefits and performance of all senior executives of Thunderbird (including the Chief Executive Officer ("**CEO**"), the President, Vice-Presidents and any group of senior employees or consultants identified by the Compensation Committee from time to time), this group being referred to as the "Senior Management Group".

The Compensation Committee will make recommendations with respect to the remuneration of the Board and the board of directors of any affiliates. In addition, the Compensation Committee will oversee and supervise any share purchase plan, share option plan, bonus participation and any other like plan.

Thunderbird's compensation plans for executive officers are designed to attract and retain executives critical to the success of Thunderbird, to ensure that executive compensation is linked to both individual and corporate performance and that it focuses executives on the key business factors that affect shareholder value.

Compensation plans for Named Executive Officers include an annual component and a long-term component. At the beginning of each fiscal year, each such Named Executive Officer is assigned a target annual cash compensation amount comprising two elements: a minimum guaranteed salary and a variable incentive target. The target annual cash compensation amount is based on salary surveys and job responsibilities. A significant portion of the target annual cash compensation of these Named Executive Officers consists of performance-based rewards. In 2005, the performance-based incentive or bonus pay for these Named Executive Officers was based on a combination of Thunderbird's quantitative performance compared with its financial objectives and on the personal performance of each named executive officers compared with performance objectives for that officer set by the CEO and COO.

The compensation of Thunderbird's CEO for the 2005 fiscal year was established by the Compensation Committee. The CEO's compensation for 2005 included performance-based compensation. In addition, the Compensation Committee and the Board believe that, due to the significant shareholdings of the CEO, the CEO's interests are appropriately aligned with the performance of Thunderbird and the interests of shareholders. The Compensation Committee intends to continue to monitor the CEO's compensation plans, taking into account the CEO's shareholdings, to ensure that the resulting compensation is appropriately linked to the performance of Thunderbird and the returns to shareholders.

This report has been submitted by the Compensation Committee of the Board of directors.

Venture Issuer Exemption

Under Form 51-102F6, a Venture Issuer is entitled to omit disclosure otherwise required to be provided under those portions of Form 51-102F6 entitled "Option and SAR Repricing", "Defined Benefit or Actuarial Plan Disclosure", "Composition of Compensation Committee", "Report on Executive Compensation", and "Performance Graph". Thunderbird is a Venture Issuer and has omitted such disclosure where it has deemed appropriate.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Thunderbird's two stock option plan, which are the only equity compensation plans outstanding, as at December 31, 2005.

Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)[(1)]**
Equity compensation plans approved by securityholders	3,486,795	US$ 0.44	4,482,500
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	3,486,795	US$ 0.44	4,482,500

Note: (1) Thunderbird is authorized to issue stock options entitling the holders to acquire, in the aggregate up to 7,969295 common shares under its two outstanding stock option plans.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of Thunderbird or any of their associates has been indebted to Thunderbird or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit, or other similar arrangement or understanding provided by Thunderbird or any of its subsidiaries, except as set forth below.

In 2001, Thunderbird loaned the sum of $9,000 to Jack R. Mitchell, the President, Chief Executive Officer and a director of Thunderbird. The loan is secured by Thunderbird's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Mitchell to purchase common shares of stock of Thunderbird.

In 2001, Thunderbird loaned the sum of $6,750 to Albert W. Atallah, Chief Operating Officer, General Counsel and a director of Thunderbird. The loan is secured by Thunderbird's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Atallah to purchase common shares of stock of Thunderbird.

In 2001, Thunderbird loaned the sum of $9,000 to Clay Hardin, Vice President of Operations. The loan is secured by Thunderbird's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Hardin to purchase common shares of stock of Thunderbird.

In 2001, Thunderbird loaned the sum of $4,500 to Booker T. Copeland III, currently Chief Financial Officer and Corporate Secretary but Controller of Thunderbird at the time the loan was made. The loan is secured by Thunderbird's shares and is interest bearing and payable on demand. The loan was made for the purpose of enabling Mr. Copeland to purchase common shares of stock of the Company.

In 2001, Thunderbird loaned the sum of $15,724 to Jack R. Mitchell, the President, Chief Executive Officer and a director of Thunderbird. The loan was unsecured non-interest-bearing and payable on demand. The loan was not made for the purpose of enabling Mr. Mitchell to purchase securities of Thunderbird.

Table of Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Program

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2005 ($)	Amount Outstanding As at May 20, 2006 ($)	Financially Assisted Securities Purchases During 2004 (#)	Security for Indebtedness
Jack Mitchell[1] CEO, President and Director	Lender	$24,724	$24,724	N/A	Shares of Thunderbird
Booker T. Copeland III[2] CFO and Corporate Secretary	Lender	$4,500	$4,500	N/A	Shares of Thunderbird
Clay Hardin[3] Vice President of Operations	Lender	$9,000	$9,000	N/A	Shares of Thunderbird
Albert Atallah[4] General Counsel, COO, Vice President and Director	Lender	$6,750	$6,750	N/A	Shares of Thunderbird

Notes: (1) $9,000 of the funds loaned by Thunderbird to Mr. Mitchell were used to purchase shares of Thunderbird in 2001.
(2) Funds loans to Mr. Copeland III were used to purchase shares of Thunderbird in 2001.
(3) Funds loans to Mr. Hardin were used to purchase shares of Thunderbird in 2001.
(4) Funds loans to Mr. Atallah were used to purchase shares of Thunderbird in 2001.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of Thunderbird, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Thunderbird.

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the meeting. For the purpose of this paragraph, "person" includes each person (a) who has been a director, senior officer or insider of Thunderbird at any time since the commencement of Thunderbird's last fiscal year, (b) who is a proposed nominee for election as a director of Thunderbird, or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

MANAGEMENT CONTRACTS

None of the management functions of Thunderbird are to any substantial degree performed by persons other than the senior executives of Thunderbird.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Thunderbird believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as Thunderbird. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by Thunderbird of its corporate governance practices. This disclosure is presented below.

Board of Directors

Multilateral Instrument 52-110 – Audit Committees ("**MI 52-110**") sets out the standard for director independence. Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with Thunderbird. A material relationship is a relationship which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with Thunderbird.

(a) The independent members of the Board of Directors of Thunderbird are: Salomon Guggenheim and Jean Duval; and
(b) The non-independent directors are Jack R. Mitchell (President and Chief Executive Officer of Thunderbird) and Albert W. Atallah (General Counsel and Vice President).

The Board of Directors supervises the management of the business and affairs of Thunderbird. More specifically, the Board of Directors has a mandate to provide guidance to Thunderbird's management in the following areas:

(a) long-term strategic planning;
(b) risk analysis and monitoring of risk management systems;
(c) overseeing the appointment and training of senior management and monitoring their performance, including succession planning;
(d) establishing and monitoring Thunderbird's communications policy as implemented by Thunderbird's investor relations personnel and ensuring that they address the feedback and concerns of shareholders in particular;
(e) ensuring the integrity of Thunderbird's systems for internal controls and management information;
(f) developing and implementing Thunderbird's corporate governance guidelines;
(g) reviewing management's performance on a regular basis, being at least annually;
(h) reviewing Thunderbird's business plan on a regular basis, being at least annually;
(i) reviewing and approving the terms of all debt and equity financings, mergers,
(j) acquisitions and divestitures and the granting of incentive stock options;
(k) reviewing and approving the quarterly and annual financial statements;
(l) calling shareholders' meetings;
(m) reviewing and approving all major public disclosure documents; and
(n) appointing members to the various committees.

The Board of Directors is aware of the expectations of the Ontario and British Columbia Securities Commissions as well as The Canadian Network Quotation Exchange (the "CNQ") regarding corporate governance and it conducts itself, to the best of its ability, in a manner consistent with those expectations.

Other Directorships

None of the directors or officers of Thunderbird serves as directors of any other reporting issuers in Canada or the United States.

Orientation and Continuing Education

When new directors are appointed, they receive orientation on Thunderbird's business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by Thunderbird's management and employees to give the directors additional insight into Thunderbird's business.

Ethical Business Conduct

Directors, officers and employees are required as a function of their directorship, office or employment to structure their activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from their positions. The Board does not consider it necessary at this time to have a written policy regarding ethical conduct.

Nomination of Directors

The Board of Directors of Thunderbird considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board of Directors of Thunderbird does not have a nominating committee, and these functions are currently performed by the Board of Directors as a whole.

Compensation

The Board of Directors of Thunderbird has appointed a Compensation Committee which reviews and approves all matters relating to compensation of the directors and executive officers of Thunderbird. Information about our Compensation Committee is contained under the heading "Executive Compensation and Formulation of a Compensation Committee" to this Information Circular.

Other Board Committees

The Board of Directors has no other committees other than the audit committee and Compensation Committee. Disclosure with respect to the audit committee, as required by MI 52-110 - Audit Committee, is contained under the heading "Audit Committee and Relationship with Auditors" to this Information Circular. As Thunderbird grows, and its operations and management structure became more complex, the Board of Directors will likely find it appropriate to constitute formal standing committees, such as a corporate governance committee, and nominating committee, and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Shareholder Communication

Management is available for shareholders to respond to questions and concerns on a prompt basis. Management believes that its communications with shareholders and others, interested in Thunderbird, are responsive and effective.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the Board of Directors and management and the strategic direction and processes of the Board of Directors and committees.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("**MI 52-110**") requires Thunderbird, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

Audit Committee's Charter

Thunderbird's board of directors and audit committee has adopted an audit committee charter.

Mandate

The primary function of the audit committee (the "**Audit Committee**") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by Thunderbird to regulatory authorities and shareholders, Thunderbird's systems of internal controls regarding finance and accounting and Thunderbird's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, Thunderbird's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

(a) serve as an independent and objective party to monitor Thunderbird's financial reporting and internal control system and review Thunderbird's financial statements;
(b) review and appraise the performance of Thunderbird's external auditors; and
(c) provide an open avenue of communication among Thunderbird's auditors, financial and senior management and the Board of Directors.

Composition

The Audit Committee shall be comprised of four directors as determined by the Board of Directors. At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of Thunderbird's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by Thunderbird's financial statements. The members of the Audit Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Executive Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually, and

(b) Review Thunderbird's financial statements, MD&A and any annual and interim earnings, press releases before Thunderbird publicly discloses this information and any reports or other financial

information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(c) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders of Thunderbird.
(d) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and Thunderbird, consistent with Independence Standards Board Standard 1.
(e) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(f) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.
(g) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(h) At each meeting, consult with the external auditors, without the presence of management, about the quality of Thunderbird's accounting principles, internal controls and the completeness and accuracy of Thunderbird's financial statements.
(i) Review and approve Thunderbird's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Thunderbird.
(j) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(k) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by Thunderbird's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

    (i) the aggregate amount of all such non-audit services provided to Thunderbird constitutes not more than five percent of the total amount of revenues paid by Thunderbird to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by Thunderbird at the time of the engagement to be nonaudit services; and
    (iii) such services are promptly brought to the attention of the Audit Committee by Thunderbird and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Audit Committee. Provided the pre-approval of the nonaudit services is presented to the Audit Committee's first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(l) In consultation with the external auditors, review with management the integrity of Thunderbird's financial reporting process, both internal and external.
(m) Consider the external auditors' judgments about the quality and appropriateness of Thunderbird's accounting principles as applied in its financial reporting.
(n) Consider and approve, if appropriate, changes to Thunderbird's auditing and accounting principles and practices as suggested by the external auditors and management.
(o) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(p) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(q) Review any significant disagreement among management and the external auditors in connection

with the preparation of the financial statements.

(r) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(s) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(t) Review certification process, and

(u) Establish a procedure for the confidential, anonymous submission by employees of Thunderbird of concerns regarding questionable accounting or auditing matters.

Other

(v) Review any related-party transactions.

Composition of the Audit Committee

Thunderbird's Audit Committee is comprised of three directors, Messrs. Jean Duval, Salomon Guggenheim, and Jack Mitchell. Messrs. Jean Duval and Salomon Guggenheim are considered "independent", as defined in MI 52-110, member on our Audit Committee. All three of members of our Audit Committee would be considered "financially literate" as defined by MI 52-110.

Audit Committee Oversight

Since the commencement of Thunderbird's most recently completed financial year, Thunderbird's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of Thunderbird's most recently completed financial year, Thunderbird has not relied on the exemptions contained in Section 2.4 or Part 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the external auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the external auditors in the fiscal year in which the non-audit services were provided. Part 8 permits a corporation to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to Thunderbird in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by Thunderbird's Board of Directors, and where applicable the Audit Committee, on a case-by-case basis.

Audit Fees, Audit-Related Fees, Tax Fees and all other Fees

In the following table, "audit fees" are billed by Thunderbird's external auditors for services provided in auditing Thunderbird's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of Thunderbird's financial statements. "Tax fees" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by Thunderbird to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2005	$50,000	$Nil	$20,000	$Nil
December 31, 2004	$125,000	$Nil	$35,000	$Nil

Reliance on Certain Exemptions

Thunderbird is relying on the exemption provided by Section 6.1 of MI 52-110 which provides that the Corporation, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described elsewhere in this Information Circular, none of the directors or executive officers of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since the beginning of the Corporation's last financial year, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

AUDITORS

Oliva, Sahmel & Goddard, Certified Public Accountants, of 4510 Executive Dr Ste 113, San Diego, CA 92121-3022.

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

OTHER BUSINESS

As of the date of this Information Circular, the Board of Directors does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

OTHER INFORMATION

Any security holder may obtain the following documents, without charge, upon request to the Secretary, Thunderbird Resorts, Inc., 12155 Dearborn Place, Poway, California, 92064, telephone 858-668-1808, facsimile 858-513-3760:

(a) Thunderbird's financial statements and management discussion & analysis for its most recently completed financial year;
(b) Thunderbird's 2005 Stock Option Plan;
(c) Proposed Articles of Continuance;
(d) Proposed New Charter Documents of Thunderbird to be adopted on Continuance; and
(e) this Information Circular.

Additional information relating to Thunderbird is on SEDAR at www.sedar.com. This information circular and financial information provided in Thunderbird's financial statements and management's discussion and analysis for its most recently completed financial year can be accessed on SEDAR at www.sedar.com.

APPROVAL BY DIRECTORS

The contents and sending of this Information Circular have been approved by the directors of Thunderbird.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THUNDERBIRD RESORTS, INC.

By Order of the Board of Directors
Dated: May 15, 2006

Jack R. Mitchell
President and Chief Executive Officer

APPENDIX "A"

DISSENT RIGHTS

Shareholders have the right to dissent to the continuance. Such right of dissent is described in the Information Circular. See "The Continuance - Details of the Continuance - Dissent Rights to the Continuance Resolution" for details of the right to dissent. The full text of Section 193 of the YBCA is set forth below:

Shareholder's right to dissent

193(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another corporation, otherwise than under section 186 or 189;

(d) be continued under the laws of another jurisdiction under section 191; or

(e) sell, lease or exchange all or substantially all its property under section 192.

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation; or

(b) by a shareholder if an objection to the corporation under subsection (5) has been sent by the shareholder,

to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms; and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

R.S., c.15, s.193.

APPENDIX "B"

NATIONAL POLICY 51-102 REPORTING PACKAGE

NOTICE OF CHANGE OF AUDITOR

RE: NOTICE OF CHANGE OF AUDITOR – Part 4.11 of National Instrument 51-102

TO: British Columbia Securities Commission
Ontario Securities Commission
Yukon Registrar of Securities
Davidson & Company, LLP
Oliva, Sahmel & Goddard, Chartered Accountants

DATED: December 22, 2005

Pursuant to Section 4.11 of National Instrument 51-102, Thunderbird Resorts, Inc. **("Thunderbird")** hereby advises that Davidson & Company, LLP, resigned at Thunderbird's request as Thunderbird's auditor as of December 31. 2005. The Board of Directors of Thunderbird have appointed Oliva, Sahmel & Goddard, Chartered Accountants, as Thunderbird's auditor in the place and stead of the former auditor until the close of the next Annual General Meeting of Thunderbird.

Thunderbird confirms:

(a) Davidson & Company LLP, former auditors of Thunderbird tendered their resignation (the "Resignation") effective December 31, 2005, and the directors of Thunderbird on December 31, 2005 have appointed Oliva, Sahmel & Goddard, Chartered Accountants, as successor auditors in their place;
(b) Davidson & Company LLP, the former auditors of Thunderbird were requested to resign at the request of Thunderbird;
(c) the resignation of Davidson & Company LLP, and appointment of Oliva, Sahmel & Goddard in their place has been approved by the Audit Committee and the Board of Directors of Thunderbird;
(d) there have been no reservations contained in Davidson & Company LLP, the former auditor's reports on any of the financial statements of Thunderbird commencing at the beginning of the two most recently completed fiscal years and ending on December 31, 2004; and
(3) Thunderbird is of the opinion that there were no "reportable events" as defined in Section 4.11 7(e) of National Instrument 51-102, which occurred for the past fiscal year or for any period subsequent to the most recently completed fiscal period for which an auditor's report was issued.

Thunderbird Resorts, Inc.

Per

Albert W. Atallah
Vice President & General Counsel

DAVIDSON & COMPANY Chartered Accountants

A Partnership of Incorporated Professionals

January 4, 2006

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto, Ontario
M5H 3S8

Yukon Registrar of Securities
Corporate Affairs C-6
Community Services
PO Box 2703
Whitehorse, YT
Y1A 3C6

Dear Sirs:

Re: Thunderbird Resorts, Inc. (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated December 22, 2005 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

"DAVIDSON & COMPANY"

DAVIDSON & COMPANY LLP
Chartered Accountants

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Oliva, Sahmel & Goddard

CERTIFIED PUBLIC ACCOUNTANTS

January 5, 2006

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto, Ontario
M5H 3S8

Yukon Registrar of Securities
Corporate Affairs C-6
Community Services
PO Box 2703
Whitehorse, YT
Y1A 3C6

Re: Thunderbird Resorts, Inc. (the "Company")
Notice of Change of Auditor

Dear Sir/Madam:

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor dated December 22, 2005, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice of the Company at this time.

Sincerely,

"OLIVA, SAHMEL & GODDARD"

OLIVA, SAHMEL & GODDARD

4510 Executive Drive, Suite 113 – San Diego, CA 92121-3022 Telephone (858) 554-0800 Fax (858) 554-0865

. 11 SEP 27 A 9:54

THUNDERBIRD RESORTS, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the "Meeting") of Thunderbird Resorts, Inc. (the "Company") will be held at 12155 Dearborn Place, Poway, California, 92064, on Friday, June 12, 2005, at the hour of 2:00 p.m. PDT for the following purposes:

TO RECEIVE the Company's financial statements for its financial year ended December 31, 2005, together with the report of the auditors thereon;

TO APPOINT auditors and authorize the directors to fix their remuneration;

TO APPROVE by special resolution the Continuance of the Company to Bermuda;

TO APPROVE by special resolution the adoption of new Charter documents on Continuance of the Company to Bermuda;

TO AUTHORIZE AND APPROVE any future private placement(s) as set out in the information circular;

TO RATIFY AND APPROVE all previous acts and deeds by the directors;

TO TRANSACT such other business as may properly come before the meeting or any adjournment or adjournments thereof.

This Notice is accompanied by a form of Proxy and Management Information Circular which sets forth the details of the matters proposed to be put before the meeting. Holders of record of common shares at the close of business on May 8, 2006 are entitled to receive notice of the meeting and will be entitled to vote the common shares except to the extent that (i) the shareholder has transferred any such shares since the close of business on May 8, 2006, and (ii) the transferee of such shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten (10) days before the meeting, by written notice to the Company, that the transferee's name be included on the list of holders of shares entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the meeting.

By order of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell, President and Chief Executive Officer

May 15, 2006
San Diego, California

If you cannot be present to vote in person at the Meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided. Reference is made to the accompanying Management Information Circular for further information regarding completion and use of the proxy and other information pertaining to the Meeting.









Annual Report 2005

Thunderbird resorts

Our mission is to be the most successful recreational property developer and operator in each of our markets by offering customers dynamic, themed and integrated entertainment venues anchored by casinos to create genuine value for the community, our employees and shareholders.

President's Report to Shareholders

Thunderbird Resorts, Inc. has developed 23 projects with operations exceeding $90 million revenue (at 100% projected for 2006) in an 8 year time frame. The Company has become experienced in developing successful recreational properties in difficult emerging markets. The operational footprint of Thunderbird has significantly grown. Our Panama hub has enabled us to build a cluster of businesses within a 3-hour flight radius. We expect to achieve the same benefits over the next 5 years through our expansions into Chile and Southeast Asia.

During the period 2003 through 2005, the Company committed to a growth strategy which has dramatically expanded the business. As a result, the Company will continue to incur expenses related to this growth, which will in turn have a negative impact on earnings. However, as new operations begin to add profits, the affect of future development charges on earnings will begin to have less impact.

In 2005, the Company reported record high full year revenues of $47.4 million rising 85% from $25.6 million in 2004. In addition to its strong revenue increases, Thunderbird also incurred significant development costs and operating losses while recording a gain on the sale of certain operations. Entry into the Philippines market and initial operating results generated a net loss for the full-year 2005 of $(4.1) million. Development costs of $983 thousand in Chile, $886 thousand in the Philippines, and $924 thousand in Nicaragua also contributed to the net loss for full-year 2005. As a result of these events, for the full-year, the net loss was $(2.2) million compared to net income of $1.4 million in 2004 while 2005 diluted loss per share was $(0.08), compared with diluted earnings per share of $0.05 in 2004. For the year 2005, the Company achieved an Adjusted EBITDA excluding non-recurring items, development costs, special charges and minority interests of approximately $7.8 million or $0.28 per diluted share as compared to $6.0 million or $0.22 per diluted share for 2004.

The working capital deficiency is partially a result of the effects of the project level financing model used by the Company. This model results in short repayment terms that create high current portions of loans payable. The Company raised approximately $25 million during the past year and utilized the funds for Thunderbird's dramatic growth during 2005 when annual revenues almost doubled compared to 2004 revenues. The Company acquired a controlling interest in the Nicaragua operations, developed and build-out the Fiesta Casino in San Jose Costa Rica, moderately expanded operations in Panama and Guatemala, and the built-out two Fiesta Casinos in the Philippines.

Although the Company built and now operates a $90 million business with "leverage" and project dilution, we must now bolster the Company's balance sheet in order to develop larger projects. The Company's goal for 2006 is to increase "net worth" as the Board of Directors is actively pursuing opportunities to improve the balance sheet through the issuance of new equity capital and the refinancing of certain existing debt agreements. The key is that every operating project in the Company will be profitable and each operation is paying down the significant debt that was incurred to get the project built and opened. The Company knows of no financial model where profits can be expected from a project while building and opening a project.

In Panama, we opened our sixth property in September of 2005 and have maintained our status as the market share leader in the full casino sector. We expanded our flagship Fiesta Casino at the El Panama Hotel to include a complete entertainment offering with the addition of Salsa's, a Thunderbird themed restaurant and bar with live daily entertainment. We now offer over 1,650 gaming positions to our customers in Panama.

In Nicaragua, the Company maintained its position as the market share leader in this country. The Company is constructing a new Pharaoh's Casino in the Holiday Inn-Select in Managua which is scheduled for a May 2006 opening. The Company is also constructing a new Fiesta Casino in Managua which is scheduled to open in the 4th quarter of 2006. The Company secured regional bank financing to construct the new Fiesta Casino.

In Costa Rica, the Company negotiated and developed a flagship property and one small casino, positioning itself as the leading casino operator in the country. The Company now owns and operates 4 properties and a slot route. It also made significant improvements to its facilities in the downtown area. We are positioned for even more growth and profitability in this market in 2006. We now offer our customers over 750 gaming positions in Costa Rica. The Costa Rica operation is expanding to several small towns outside of the San Jose metropolitan area. The Company will continue to build more market share and profitability by penetrating important niches in this growing market. This operation set record revenues in March 2006 and continues to perform well. The Company continues to conduct due diligence on the acquisition and development of a resort hotel-casino and convention center in the San Jose metropolitan area. This will be the flagship resort operation of the Company.

In the Philippines, the Company opened the "Fiesta Resort Casino" in Binangonan in the province of Rizal situated within suburban Manila in the Philippines. This project represents Thunderbird's evolution from simply a casino operator to a recreational property developer and operator. The adjusted business model, which we intend to deploy in new markets, is intended to help strengthen our balance sheet and evolve the Company into a recreational property developer and operator. Revenues from this operation are exceeding management's expectations. The Company experienced growing pains and difficult negotiations, but now has a profitable business model to build upon. The Fiesta Casino at Poro Point opened on April 28 2006.

In Guatemala, the Company is experiencing new competition which has slightly impacted revenue, albeit we remain the market share leader. The Company is responding by investing in new equipment which has been purchased and will be installed by August 2006. We also opened a new video loteria location in Matzaltenango. Expansion was funded by a private financing offering of $1.4 million which will also expand Thunderbird's flagship property and open an additional new location.

In Chile, the Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) *in favor of Thunderbird's* petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca will be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006.

Mexico and NAFTA: A ruling on this matter was made on January 26, 2006. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

The Company anticipates continued growth in 2006 and 2007 but will be less aggressive by limiting the opening of new operations in new Countries. The costs associated with opening operations in a new country are significant and unpredictable. It is, however, the only way to enter into new and emerging gaming markets. In many cases, the entry is extremely time sensitive. We have learned that if the Company does not aggressively move into certain emerging markets, the "doors" to entry are closed for many years.

For 2006, the Company's board of directors is recommending that the shareholders approve the Company's Continuance from the Yukon to Bermuda. The Board of Directors of Thunderbird has concluded that the Continuation into Bermuda will permit Thunderbird to reorganize its business activities to take maximum advantage of legal, financing and tax environments.

Thunderbird does not conduct business nor have any material assets in Canada and does not plan to commence business operations in Canada in the future. Thunderbird's principal business operations are located in Latin America (Costa Rica, Guatemala, Guayana, Nicaragua and Panama), and the Philippines. The majority of Thunderbird's board members are located outside of Canada. Since 1997, Thunderbird has developed 23 gaming projects outside of Canada. Thunderbird's business plan is to continue to expand on its past success by designing, developing and operating recreational properties anchored by casinos in new and existing markets.

Under existing Canadian tax law, domestic corporations such as Thunderbird incur corporate income tax on their worldwide net income. After the Continuation, we will be taxable in Canada only on that portion of our worldwide income that is attributable to Canada or our Canadian subsidiaries. As a Bermuda company, we will not be subject to Canadian income tax on capital gains, interest income or dividend income earned outside of Canada.

At this time, the Board of Directors believes Thunderbird is able to continue into Bermuda with minimal or no corporate tax cost because Thunderbird has minimal earnings and profits both for the current year and for the period since Thunderbird's inception on a cumulative basis.

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda exempted company or its shareholders, other than shareholders ordinarily resident in Bermuda.

In Germany, the Company's common shares are now trading under the symbol "OSJ" (ISIN Security No. 886057) on the Frankfurt Stock Exchange. The FSE increases the Company's exposure to European and Asian shareholders who will now have greater trading access to the Company's shares. The CNQ has continued to improve its reputation and systems.

We now count over 3,500 employees on the "Thunderbird team". This team continues to be the most important asset of the Company. Thunderbird Resorts achieves its mission to create genuine value for the community and for its employees and shareholders by offering customers dynamic, themed and integrated venues anchored by casinos and gaming facilities.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 AND RECENT DEVELOPMENTS

A. ***Selected Consolidated Financial Information***. The tables set out below set forth selected consolidated financial data. Such data is derived from the consolidated financial statements of the Company, which have been audited by Oliva, Sahmel & Goddard Certified Public Accounts.

The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

	Audited (1) Fiscal Year ended December 31		
For the Period:	2005	2004	2003
Revenue	47,436	25,648	21,786
Net income (loss)	(2,177)	1,362	3,053
Earnings per share - basic	(0.09)	0.06	0.13
Earnings per share - diluted	(0.08)	0.05	0.11
End of period working capital (deficiency)	(8,836)	1,347	(815)
Total assets	56,110	30,501	16,998
Long term debt (2)	23,552	13,438	4,985
Total liabilities	52,247	23,530	12,201
Share capital (3)	21,467	21,288	21,266
Foreign exchange adjustment	(843)	(453)	(415)
Deficit	(17,049)	(14,906)	(16,268)

(1) Under Canadian GAAP.
(2) Excludes the current portion of the long-term debt.
(3) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	15,952	12,545	10,340	8,598	7,710	6,012	6,316	5,610
Income (loss) from continuing operations	(1,325)	(852)	(146)	146	(60)	459	610	353
Net income (loss)	(1,325)	(852)	(146)	146	(60)	459	610	353
Earnings per share – basic	(0.06)	(0.03)	(0.01)	0.01	Nil	0.02	0.03	0.01
Earnings per share – diluted	(0.05)	(0.03)	(0.01)	0.01	Nil	0.01	0.03	0.01

B. ***Comparison of Results of Operations – Year ended December 31, 2005 Compared to Year ended December 31, 2004***.

Revenues for the year ended December 31, 2005 from continuing operations were $47.4 million, an increase of approximately 85.2 percent over 2004 revenues from continuing operations of $25.6 million. The growth in revenues is derived primarily from the Company's controlling interests in its Philippine and Nicaragua entities and in the expansion of operations in Costa Rica. Nicaragua had revenues of $10.8 million for the year, the Philippines recorded revenues of approximately $4.6 million for the year and the Company's 50% interest in Costa Rica generated revenues of $5.8 million for the year. In the cases of the Philippines and Nicaragua the Company records 100% of the revenues and posts a non-

controlling interest against profits; while in the case of Costa Rica and Panama the Company records its portion of the revenues, in both cases represented by 50 percent of the total revenues. For comparative purposes, the Company did not have operations in the Philippines in 2004, had acquired controlling interest in Nicaragua in October of 2004, and was operating only 2 properties in Costa Rica during the same period. Therefore, there are no comparative revenues for the 2004 period related to the Philippines and only $1.4 million was recorded for two months of revenues for Nicaragua in 2004. In the Philippines, the Company experienced substantial revenue increases through the year by way of a marked improvement each month in player activity. The Company's 50% interest in Costa Rica generated revenues from 3 casinos and a slot route of approximately $5.8 million for the year. The comparative number in 2004 was $2.0 million and represents operations from just two casinos and a slot route. Guatemala generated revenues of $5 million for the year which is an increase of approximately 25% over the same period in 2004. The 2005 year end results were based on the placement of an additional 99 slot machines compared to the same period in 2004. Panama's local revenue increased $2.7 million or 15% for the year over its comparative 2004 performance. Panama also had an increase of 197 gaming positions over the respective year.

Gaming operations costs increased approximately $7.9 million for the year 2005 compared to the same period in 2004. This is due primarily to the full consolidation of Nicaragua, which accounts for approximately $2.2 million in 2005 versus $900 thousand in 2004. Contributing to the increase is the addition of the Philippines, which accounts for approximately $3.6 million in 2005 versus $nil in 2004. Costa Rica also showed an increase in their costs as a result of the Garden Court casino that opened in March 2005, which amounted to $1 million for the year 2005 over the same period in 2004. Panama and Guatemala collectively experienced an increase of $2 million and related primarily to expanded operations in their respective locations.

General and administrative expenses increased approximately $11.8 million in 2005 over the $9.2 million recorded in 2004. The increase in G&A expenses stems primarily from the Philippines, Nicaragua and Costa Rica operations. The Philippines incurred costs of approximately $3.3 million for the year 2005 versus $20 thousand in 2004. The impact of fully consolidating Nicaragua was approximately $5.5 million for the quarter compared to $333 thousand in 2004. The increase attributed to Costa Rica is approximately $2 million compared to 2004. The increase relates primarily to the costs of operating three casinos compared to just two in 2004. In addition, Costa Rica incurred foreign exchange losses of $245 thousand in 2005 related to revaluation of its liabilities denominated in US dollars. The corresponding impact for the same period in 2004 was $42 thousand. This expense is absorbed in G&A. The Company's share of Panama's increased G&A expenses was approximately $800 thousand in 2005 over 2004. The G&A expense in the Guatemala operations was essentially flat when compared with 2004.

Project development costs of $2.9 million for the year 2005 relate primarily to development expenses associated with the Company's ongoing efforts in Chile, Philippines and Nicaragua. In addition to the costs associated with presenting polished proposals in Chile, the Company had to submit to the Chilean gaming authority regulatory fees with each bid. The costs attributed to the Philippines related to further development efforts, including the development of Poro Point. In Nicaragua, the costs were associated with the development of the casino at the Camino Real.

Financing costs have increased markedly as a result of the Company's reliance on debt funding for new projects. The charge in the year 2005 was $3.9 million compared to $1.1 million in 2004.

Gain on disposal of equity investment was $1.8 million for the year 2005 compared to $nil for the year 2004. The gain is exclusively related to the Company's sale of its interest in the Venezuela operations. The Company received total consideration of $1.9 million. One million dollars was received in cash at consummation and the balance was secured by a 24 month promissory note with interest. The Company has discounted the balance due of $852 thousand to $740 thousand and collected those funds in January 2006.

Equity gain in equity investees was $142 thousand for the year 2005 compared to $101 thousand recorded in the same period in 2004. The amount in 2005 relates to the Company's equity interest in Venezuela of $92 thousand prior to its sale in August 2005 and its 40% interest in the Philippine Property and development company of $50 thousand. The comparative amount in 2004 includes approximately $280 thousand of profit related to the Company's Venezuela operation, $129 thousand of pre-acquisition profit from its Nicaraguan investment and a write down of $315 thousand related to its contribution to the NAFTA claim against the Mexican Government.

Non-controlling interest for 2005 is related exclusively to the Company's Nicaragua operation. Additionally, the Company has not recorded the minority interest amounts associated with its Philippine operations as there is no liability to the non-controlling parties against which to offset their portion of the losses. As the entity becomes profitable, the Company will take more than its share until the proper equity split is established.

For the year 2005, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $6.7 million or $0.27 per share. However, the Company's year 2005 performance was impacted by $1.8 million dollar gain verses $nil for 2004 and large development costs of $2.9 million which is $2.3 million over 2004. Excluding the impact of the non recurring items EBITDA in 2005 was $5 million or $0.20 per share as compared to EBITDA of $5.5 million or $0.22 per share in 2004. Excluding development costs and non recurring items EBITDA in 2005 was $7.8 million or $0.32 per share as compared to $6.0 million or $0.25 per share for 2004. The Company's basic loss per share from continuing operations was ($0.09) basic and ($0.08) diluted on a net loss of ($2,177) thousand compared to earnings per share of $0.06 ($0.05 diluted) in 2004 on profits of $1.4 million.

C. ***Comparison of Results of Operations – Fourth Quarter ended December 31, 2005 Compared to Previous quarters in 2005.***

Revenues for the fourth quarter 2005 from continuing operations were $16 million, an increase of approximately $3.4 million over the previous quarter. The growth in revenues is primarily due to Panama which generated $2.1 million over the previous quarter stemming from the expansion of the casino. The Philippines posted an additional $250 thousand in Q4 and the Costa Rica operation posted an additional $166 thousand in Q4.

Gaming operations costs increased approximately $3.1 million for the quarter compared to an average of $3.9 million for the previous three quarters ending September 30, 2005. This was attributable to the Philippines casino, which increase $1.2 million over the average of $600 thousand for the previous three quarters due to reporting only six months of operations during the previous three quarters. The other $1.9 million of the increase was due to the expansions of the casino operations in Panama of $1.3 million, Costa Rica of $400 thousand and Guatemala of $100 thousand over the previous three quarters.

General and administrative expenses increased to approximately $1.0 million for the quarter compared to an average of approximately $5.2 million for the three quarters ending September 30, 2005. This is due primarily to the casino in the Philippines which incurred G&A expenses of $1.4 million in its second full quarter of operation as compared to an average of $600 thousand from Q3 since opening in April 2005. The remaining $200 thousand increase was due to the expansions of the other casino operations.

Project development costs for the fourth quarter were $1.4 million compared to $1.5 million in the previous three quarters and relate to the write off of project development expenses associated with the development of the Camino Real Casino in Nicaragua of $920 thousand, additional development expenses associated with Chile of $130 thousand and the development of ongoing development in the Philippines of $350 thousand.

Equity gain in equity investees was $106 thousand for the fourth quarter of 2005 which included an adjustment to Q3 of $56 thousand to the $36 thousand recorded for Venezuela in Q3 and $50 thousand for the Company's equity interest in the Philippines Property and Development company whose revenues were solely from the management fees charged to the Philippines operating company during the 2005 year. The 2005 Q4 includes an adjustment to the revenues reported for Venezuela through August 11, 2005, the date the Company sold its interest.

Non-controlling interest in both quarters is related exclusively to the Company's Nicaragua operation.

In the fourth quarter of 2005, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations excluding the impact of one time charges was approximately $1.0 million or $0.04 per share for the quarter. Comparatively, The EBITDA for Q3, also excluding the impact of one-time events and development costs, was approximately $4.0 million or $$0.16 per share. Earnings per share continuing operations was ($0.06) in Q4 2005 on a net loss of ($1,325) million for the quarter.

D. ***Comparison of Results of Operations - Fiscal Year ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003.***

Revenues for the year 2004 from continuing operations were $25.6 million, an increase of 18% over 2003 revenues from continuing operations of $21.8 million. The growth in revenues is derived primarily from the Company's Costa Rica and Nicaragua entities. The Company's interest in Costa Rica reflects revenues, generated from 2 casinos and a slot route, of approximately $2.0 million for the year 2004. The comparative number in 2003 is $190 thousand and represents just three months of operations from one casino. In October 2004, the Company acquired controlling interest of its Nicaragua entity, in which it previously owned an equity interest of 20.54%. The Company purchased from the majority shareholder an additional 32% of the common stock and now controls 52.6% of the operation. As a result, the Company fully consolidates the assets, liabilities and operating results of Nicaragua and separately identifies the minority interest. The Company

recorded essentially 2 months (post-acquisition November and December 2004) of Nicaragua revenues in 2004 amounting to $1.4 million and 2 months (pre-merger January and February 2003) of Nicaragua revenues in 2003 totaling $266 thousand. The increase in Guatemala revenues is attributed in part to 12 months of operation of its Fiesta Café in 2004 versus just 6 months in 2003. The revenues from the Salon were essentially the same in 2004 as in 2003. However, the new Guatemala contract in March 2003 had a favorable impact to revenues with an equally offsetting impact to expenses. The overall impact in Guatemala resulting from the new contract and the café is an increase of approximately $690 thousand over 2003 revenues. Panama's revenue was essentially the same in 2004 as in 2003.

Gaming operations costs increased approximately $2.0 million for the year compared to the same period in 2003. This is due primarily to the addition of Costa Rica, which accounts for $864 thousand in 2004 versus $108 thousand in 2003. The post-acquisition of Nicaragua impact was $890 thousand in 2004 compared to $90 thousand in 2003. The Company's share of Panama's increased operating costs was $412 thousand, which was primarily driven by the additional marketing efforts of the casino. Additional employee-related expenses associated with expansion also factored into Panama's increased costs. The Guatemala operations showed essentially no overall change in its annual expense related to gaming operations compared to the previous year. However, the increase from the 12 months of operating experience of the Fiesta Café in 2004 compared to just 6 months in 2003 was offset by a $285 thousand decrease in the Salon operations, correlating with the terms of the new contract.

General and administrative expenses increased approximately $2.2 million in 2004 over the $7.0 million recorded in 2003. The increase in G&A expenses stems primarily from 12 months of Costa Rica operations compared to 3 months in 2003. The increase attributed to Costa Rica is $716 thousand. The post-acquisition of Nicaragua impact was $301 thousand in 2004 compared to $151 thousand in 2003. The Company's share of Panama's increased G&A expenses was $302 thousand in 2004 over 2003. The Guatemala operations experienced an increase of $552 thousand related almost exclusively to the terms under the new contract. The $285 thousand decrease in gaming operations and approximately $400 thousand increase in reported revenues from the Salon are offsetting factors to this increase. In 2003, the Company created an in-house design group operating out of Panama. The operation generated approximately $130 thousand in revenue in 2004 and expenses of $552 thousand. The design group did not have revenues in 2003 and had $76 thousand in G&A expenses.

Project development costs of $631 thousand for the year 2004 relate primarily to ongoing development in Chile and also include $257 thousand related to the Philippines. The 2003 costs of $536 thousand include development costs for Chile and pre-opening charges related to the new casino in the Hotel Decamaron in Panama. The Company's share of pre-opening costs related to Panama in 2003 were $177 thousand, and the Company's 50% interest in the Chile development accounted for $130 thousand at the end of 2003. The Company also recorded in 2003 pre-opening costs for its Costa Rica efforts.

Equity gain in equity investees and write-down of equity investment of $101 thousand for 2004 includes approximately $280 thousand of profit related to the Company's Venezuela operation. There is an additional $129 thousand of pre-acquisition profit from its Nicaragua investment. Of this amount, $27 thousand belongs to minority interests. The Company also advanced and wrote down the $315 thousand it expended as part of its contribution to the NAFTA claim against the Mexico government. In 2003, the $116 thousand gain includes $302 thousand from the profits of its Nicaragua investment. Of this amount, $63 thousand belongs to minority interests. The Company also advanced and wrote down the $186 thousand it expended as part of its contribution to the NAFTA claim against the Mexico government.

The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of $5.5 million or $0.22 per share. Comparatively, in 2003, the Company achieved EBITDA of $6.9 million or $0.29 per share. However, the 2003 EBITDA includes the impact of one time gains. Excluding the impact of non-recurring items, EBITDA in 2003 was $5.8 million or $0.24 per share compared to $5.2 million or $0.21 per share in 2004. Earnings per share from continuing operations was $0.06 ($0.05 diluted) in 2004 compared to $0.13 ($0.11 diluted) in 2003. Net income for the year was $1.4 million compared with $3.1 million in 2003.

E. ***Capital Resources and Liquidity***. Cash provided by continuing operations for the year ended December 31, 2005 was $2.9 million, an increase of $200 thousand when compared to the $2.7 million provided for the same period ended December 31, 2004. Cash and cash equivalents decreased to $2.2 million at December 31, 2005 from $5.8 million at December 31, 2004. The December 2004 balance included unused funding related to the Philippines project. These amounts were used during the first six months of 2005 for construction and capital expenditures for the project in Manila. Additionally, as a result of the poor initial performance of the operation, it has not generated sufficient cash to meet its obligations. As a result, and with the added impact of financing various projects in development, the working capital has deteriorated as of December 31, 2005 to a deficiency of $8.8 million. As of December 31, 2004 the working capital was $1.3 million. The Company has raised sufficient cash to meet the needs of the operations. The Philippines will become a profit center. Total long-term debt and capital lease obligations at December 31, 2004 were $12.9 million and has increased to

$19.6 million at December 31, 2005. The reason for the substantial increase is the assumption of additional debt to finance projects in the Philippines, Costa Rica, Nicaragua and Chile.

The Company raised $180 thousand during the year ended December 31, 2005 by way of issuance of shares on exercise of options and private placements. Private placements account for approximately $159 thousand, all of which was received in the third quarter.

The Company's assets and liabilities increased at December 31, 2005 to $56.1 million from the $30.5 million as at December 31, 2004. The increase is attributable to additional property and equipment secured via the debt funding raised for projects in the Philippines and Costa Rica as well as expansion in Panama, Nicaragua and Guatemala. Assets and liabilities were also impacted by cash deposit requirements related to its bid efforts in Chile. The Company has deposited with various banks amounts needed to secure the necessary bonds required for its submission of bids in Chile. In the event that the Company is awarded licenses for its submitted projects the bond becomes security to insure the timely performance of meeting the timelines established in the proposal. For the projects in which the Company is not awarded a license, the funds will be released back to the Company. .

The Company anticipates paying its obligations with its cash flow generated from operations and collection of amounts receivable and recoverable, including the proceeds from the sale of its Venezuela interests.

The Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of December 30, 2005, the Company had outstanding share options exercisable for up to 3,486,795 common shares at prices ranging from CDN$0.09 to CDN$1.63 per share. If all share options are exercised, to which no assurance can be given, 3,486,795 common shares would be issued generating proceeds of approximately CDN$3,033,512 thousand. There are also 2,345,000 warrants outstanding at CDN$0.15.

F. ***Effect of Recent Developments on Operations***

1. **Panama**. The Company completed in November 2005 its expansion at the El Panama Fiesta Casino in Panama. An additional 2,500 square meters was built over three stories and includes a VIP lounge, restaurant and bar with an extra 48 table positions and 75 slot positions. Also in Panama, the operation expanded its casino in David by building 1,000 meters of new gaming space with additional VIP and Poker rooms, 50 additional slot machines and 24 new table positions.

2. **Costa Rica**. In November 2005, the Company opened its fourth casino in Costa Rica in the town of Heredia. The 634 square meter facility has 39 table positions and 79 slot positions.

3. **Nicaragua.** The Company currently has two casinos in operation under the Pharoah's brand. As a result of the hotel fire, the Company is not operating its Fiesta Casino in the Crown Plaza hotel and is assessing whether to reopen in the Crown Plaza or build a stand alone casino a short distance away with a projected completion in Q2 2006.

4. **Philippines.** The Fiesta Casino at Poro Point opened on April 28, 2006. The Fiesta Casino and Resort at Eastridge continues to set record revenues.

5. **Mexico**. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

6. **Chile**. The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) *in favor of Thunderbird's* petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006.

7. **Canada Revenue Agency Tax Audit**. The Company's 1999, 2001, and 2002 tax returns were as of January 31, 2006, under audit by CRA. On January 26, 2006, the Company received notification of a proposed reassessment from the Canada Revenue Agency ("CRA") with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL The Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. By taking this position, the Company avoids the imposition of the penalty. The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this proposed reassessment.

G. *Off Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company is committed.

H. *Financial Instruments and Other Instruments*

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

I. *Transactions with Related Parties*

Included in accounts receivable is $2,564,000 (December 2004 - $1,108,000) due from Thunderbird Panama. Also included in accounts receivable is $496,000 (December 2004 - $651,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

Included in accounts receivable is $310,000 (December 2004 - $393,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $312,000 (December 2004 - $192,000) of bonuses payable to the officers included in the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,696,000 (December 2004 - $34,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (December 2004 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2006 or upon ceasing employment.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

J. ***Other MD&A Requirements***

Disclosure of Outstanding Share Capital

	Number	Value*(1)*
Outstanding Common Shares at December 31, 2005	24,864,628	$ 21,632,226
Warrants exercisable	2,345,000	2,040,150
Stock Options exercisable	2,636,795	2,294,012
Balance at December 31, 2005	29,846,423	25,966,388

(1) The closing price of the Company's common shares was US$ 0.87 on December 31, 2005.

Share capital has increased 352,941 shares since December 31, 2004, due to private placements and the exercise of stock options. The Company's auditors have not reviewed these statements or the MD&A.

Additional Information

Additional information may be obtained from the Company's AIF or on the Sedar website at: www.sedar.com

Caution: This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

To Shareholders:

The Consolidated Financial Statements and the information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with the accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management to review the financial statements and related reporting matters, and meets annually with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire board.

On behalf of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

THUNDERBIRD RESORTS, INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2005

Oliva, Sahmel & Goddard

CERTIFIED PUBLIC ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Thunderbird Resorts, Inc.

We have audited the consolidated balance sheets of Thunderbird Resorts, Inc. as of December 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements, expressed in United States dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Thunderbird Resorts, Inc. as of December 31, 2004 were audited by other auditors whose report dated April 22, 2005 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"OLIVA, SAHMEL & GODDARD"

San Diego, CA

Certified Public Accountants

April 28, 2006

4510 Executive Drive, Suite 113 – San Diego, CA 92121-3022 Telephone (858) 554-0800 Fax (858) 554-0865

THUNDERBIRD RESORTS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
AS AT DECEMBER 31

	2005	2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,239	$ 5,767
Accounts receivable (Note 15)	5,009	3,124
Prepaid expenses and supplies (Note 3)	2,675	1,546
Deposits (Note 3)	9,087	-
Current portion of amounts receivable	849	248
Total current assets	19,859	10,685
Restricted cash	2,019	1,806
Amounts receivable (Note 4)	108	161
Investments in and advances to equity investees (Note 5)	1,091	1,039
Property and equipment (Note 6)	28,717	13,165
Other assets (Note 7)	4,316	3,645
Total assets	$ 56,110	$ 30,501

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
AS AT DECEMBER 31

	2005	2004
Continued...		
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,142	$ 4,966
Income taxes payable	926	801
Current portion of capital lease obligations	135	12
Current portion of loans payable	17,425	3,474
Current portion of other payables	67	85
Total current liabilities	28,695	9,338
Capital lease obligations	147	32
Loans payable (Note 9)	19,420	12,847
Other payables (Note 10)	2,257	559
Future income taxes (Note 14)	805	754
Total liabilities	51,324	23,530
Non-controlling interest	923	800
Shareholders' equity		
Share capital (Note 11)	21,467	21,288
Contributed surplus (Note 11)	288	242
Deficit	(17,049)	(14,906)
Foreign exchange adjustment	(843)	(453)
Total shareholders' equity	3,863	6,171
Total liabilities and shareholders' equity	$ 56,110	$ 30,501

Nature of operations (Note 1)
Commitments and contingencies (Notes 1 and 16)
Subsequent events (Note 20)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

	2005	2004
REVENUE		
Gaming operations	$ 47,436	$ 25,648
COSTS AND EXPENSES		
Gaming operations	18,395	10,454
General and administrative	20,989	9,211
Project development	2,859	631
Depreciation and amortization	3,231	1,864
Financing costs	3,863	1,075
Equity gain in equity investees and write-down of equity investment (Note 5)	(142)	(101)
Gain on disposal of investments (Note 5)	(1,757)	-
	47,438	23,134
Income before income taxes	(2)	2,514
Income taxes (Note 14)		
Current	1,361	932
Future	421	140
	1,782	1,072
Loss from continuing operations before non-controlling interest	(1,784)	1,442
Non-controlling interest (Note 5)	393	80
Net loss for the year	(2,177)	1,362
Deficit, beginning of year	(14,906)	(16,268)
Deficit, end of year	$ (17,049)	$ (14,906)
Basic earnings per share (Note 12)		
Continuing operations	$ (0.09)	$ 0.06
Diluted earnings per share (Note 12)		
Continuing operations	$ (0.08)	$ 0.05

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Income from continuing operations	$ (2,177)	$ 1,362
Items not affecting cash:		
Depreciation and amortization	3,231	1,864
Equity gain in equity investments	(142)	(101)
Future income taxes	421	140
Gain on disposal of investments	(1,757)	-
Stock-based compensation	46	177
Non-controlling interest	393	80
Other	(147)	120
Changes in non-cash working capital items:		
Decrease in accounts receivable	(1,885)	(512)
Decrease in prepaid expenses and supplies	(1,354)	(1,571)
Increase (decrease) in accounts payable and accrued liabilities	(270)	521
Increase in income taxes payable	153	291
Increase in accrued liabilities	6,355	295
Net cash provided by operating activities	2,867	2,666
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans receivable, net	(548)	232
Expenditures on capital assets, net	(18,659)	(8,017)
Proceeds on sale of equity investment	1,148	-
Investment in and advances to equity investees	697	(166)
Increase in restricted cash	(213)	(863)
Increase in other assets	(442)	(843)
Net cash used in investing activities	(18,017)	(9,657)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from issuance of common shares	180	22
Loans payable	24,529	16,811
Funding of cash deposits	(9,087)	-
Repayment of loans and leases payable	(3,614)	(6,171)
Net cash provided by financing activities	12,008	10,662

- *continued* -

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

		2005		2004
Continued...				
Effect of foreign exchange on cash and cash equivalents		(386)		(54)
Change in cash and cash equivalents during the year		(3,528)		3,617
Cash and cash equivalents, beginning of year		5,767		2,150
Cash and cash equivalents, end of year	$	2,239	$	5,767
Supplemental disclosure with respect to cash flows (Note 13):				
Interest paid	$	3,744	$	1,014
Income taxes paid		1,606		808

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

1. NATURE OF OPERATIONS

Thunderbird Resorts, Inc.'s (the "Company") primary business activity is the provision of services to the gaming industry. The Company is, or has been involved in, the following business activities:

- Managing gaming operations under a Casino Administration and Operations contract dated January 29, 1998 at six casinos in the Republic of Panama in which the Company also has a 50% interest;

- Managing a video lottery operation in Guatemala, on a revenue and net profit sharing basis, under a Service and Supply agreement which expired in February 2003. In March 2003, the Company entered into a new five year agreement whereby the Company receives 65% of the net wins, which is defined as total revenues less awards paid and taxes withheld from award winners, and incurs 100% of the operating costs. The agreement expires in March 2008;

- Managing a gaming operation in Costa Rica, of which the Company retained a 50% interest in October 2003;

- Managing gaming operations in Nicaragua through its majority owned subsidiary Buena Esperanza Limited, S.A. ("Buena"). In March 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited S.A. ("Hopewell"). The Company owned a 20.54% equity interest in the merged entity. In October 2004, the Company purchased an additional 32% of the common shares and now controls 52.6% of the operations, which has two casinos;

- Managing a casino and hotel in the Philippines, which opened in April 2005, in which the Company has a 60% interest (Note 9e). In conjunction with the terms of the agreement with its local partners, the Company also has a 40% equity interest in a property and development company; and

- Managed the Fiesta Casino-Guayana in Puerto Ordaz, Venezuela, which opened in August 2001, in which the Company owned 31.5% equity interest, the Company sold its 31.50% equity interest in August of 2005 and is no longer managing the Casino.

1. NATURE OF OPERATIONS (Cont'd...)

- Managed operations at three skill game locations in Mexico in which the Company had an equity interest. During 2001, the Mexican government closed the skill game facilities in Matamoros, Nuevo Laredo and Reynosa, Mexico in which the Company had an equity interest, alleging the operations are in violation of the law. The Company has filed a $100 million claim under section 11 of the North American Free Trade Agreement ("NAFTA") subsequent to exhausting all other avenues for an equitable settlement with the Mexican government. A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

The Company actively evaluates new opportunities presented or identified from time to time in the gaming industry. The relative importance of each business is based on the revenues generated from each segment.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries and, on a proportionate basis, the accounts of its joint ventures. Significant inter-company balances and transactions with subsidiaries and the Company's proportionate share of inter-company balances and transactions with joint ventures are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability of accounts and amounts receivable, investments, property and equipment and other assets, the amortization rates of capital assets and other assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have original maturities of three months or less.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Accounts and amounts receivable

Accounts and amounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily includes receivables due from the Company's non-eliminated interests in its Panama joint venture. Amounts receivable primarily consists of notes receivable from various parties as described in Note 4. The Company estimates allowances on amounts receivable when there are indications that an impairment exists, at which point the amounts will be written down to their collectible values.

Restricted cash

Restricted cash includes the Company's portion of the casino's bankroll and hopper loads in the Republic of Panama, Nicaragua, Costa Rica, Guatemala, and the Philippines.

Investments in and advances to equity investees

The investments in and advances to equity investees are accounted for using the equity method. Under the equity method, the original cost of the investee is adjusted for the Company's share of post-acquisition earnings or losses and is reduced for dividends received.

Property and equipment

Property and equipment are recorded at cost. Amortization of property and equipment is provided on a straight-line basis over their estimated useful lives as follows:

Building	30 years
Furniture, fixtures and equipment	3 – 5 years
Gaming operations equipment	3 – 5 years
Leasehold improvements	Over the lease term
Machinery and equipment	3 years
Vehicles	3 – 5 years

Other assets

Other assets include the Company's proportion of the fee for the right to operate casinos and slot machines in the Republic of Panama and the Philippines and deferred financing charges on long term-debt. The Company's proportion of the fee to operate in Panama has been capitalized as license rights and is being amortized on a straight-line basis over 20 years, being the term of the operating rights. Philippines will be amortized over 39 months, being the initial term of the operating license. The deferred financing charges are amortized over the term of the related debt.

The Company's acquisition of control in Nicaragua produced goodwill, which is included under this category. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is tested for impairment annually with the excess of the carrying value amount over the fair value of goodwill, if any, charged to operations in the period the impairment occurred.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Long-lived assets

Effective January 1, 2003, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

Also effective May 1, 2003, the Company adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are classified as held for sale. The related results of operations from these assets classified as held for sale are reported as discontinued operations if certain criteria are met, with reclassification of prior years' related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Withholding taxes, where applicable, on earnings of foreign operations are provided in the accounts only to the extent earnings are expected to be repatriated.

Revenue recognition

The Company recognizes as gaming revenues the net win from gaming activities which is the difference between coins and currencies deposited into the machines and payments to customers and, for other games, the difference between gaming wins and losses.

Project development and pre-opening costs

Project development costs incurred in an effort to identify and develop new gaming locations are expensed as incurred. Pre-opening costs for new projects that are not recoverable from third parties are expensed as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Reporting currency and foreign currency translation

The temporal method is used to translate the financial statements of fully integrated operations. Under this method monetary assets and liabilities have been translated at the year end rate. Non-monetary assets and liabilities are translated using historical exchange rates and revenues and expenses are translated at average rates for the period with any resulting gain or loss charged to operations.

The current rate method is used to translate the financial statements of self sustaining foreign operations. Under the current rate method, assets and liabilities are translated at exchange rates in effect at the balance sheet date and items in the statement of operations are translated at weighted average rates. Exchange gains and losses arising from the translation of the financial statements are deferred and included in the foreign exchange adjustment account in shareholders' equity until there has been a realized reduction in the net investment. The foreign exchange adjustment account relates mainly to the Company's Guatemalan and Nicaraguan operations.

An exception to the use of the current rate method for translating the financial statements of self sustaining foreign operations may occur when the economic environment of the foreign operation is highly inflationary. In such events, the temporal method is used to translate the financial statements of the foreign operation. However, no such circumstances existed as at December 31, 2005 and 2004.

Earnings per share

Basic earnings per share is calculated using the weighted-average number of shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares.

Comparative figures

Certain of the prior year's figures have been reclassified to conform with the presentation adopted in the current year.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

3. PREPAID EXPENSES, DEPOSITS AND SUPPLIES

	2005	2004
Deposits	$ 9,087	$ 627
Parts and Supplies	1,040	-
Prepaid expenses	1,688	919
	$ 11,815	$ 1,546

Deposits

The Company has been actively pursuing development opportunities within Chile and has identified four possible locations where it can establish integrated hotel-casino-tourism operations that are to be held in individual operating companies. These companies were required to bid for casino licenses in their respective markets. A major requirement of these bids was to secure performance bonds equivalent to 5% of the total investment, pursuant to the Chile Casino Law. Included within the prepaid expenses and deposits for 2005 are performance bonds issued in the amount of $9,087,000 to the Chilean Gaming Regulators, which guarantee the Company will fulfill its investment commitments within two years from the bid award for the casino facilities and within three years for other proposed businesses (i.e. hotels). For operating companies that offer losing bids, bonds will be released within 30 days of notification. For operating companies that win bids, bank bonds will need to be renewed until investment commitments are fulfilled. The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) in favor of Thunderbird's petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006.

The Company entered into an agreement with three banks, Multi Credit Bank of Panama,, Banco Bilbao Vizcaya Panama (BBVA Panama) and Banco Bilbao Vizcaya Chile (BBVA Chile) whereby the banks would supply the security for and issuance of the performance bonds. (Note 9c)

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

4. AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

		2005		2004
The Fantasy Group S.A.	$	130	$	205
New Tides CV		740		-
Hopland Band of Pomo Indians		49		168
Other		38		36
		957		409
Current portion of amounts receivable		(849)		(248)
	$	108	$	161

a) The Fantasy Group, S.A.

The Company has an unsecured promissory note dated June 4, 2003, with 48 monthly payments of principal and interest of $5,200, beginning March 2004. The president and principal of The Fantasy Group, S.A. is coordinating the Company's efforts to establish its operations in Chile.

b) New Tides CV

The Company completed the sale of its 32% equity interest in the Fiesta Casino operation located in Venezuela for two million dollars to be paid one million dollars in cash and one million dollars pursuant to a promissory note. The note had an interest rate of 14% with 24 monthly payments of $48,000 beginning September 15, 2005 and maturing on August 15, 2007. The Company received $148,000 in principal payments on this note as of December 31, 2005 and discounted the remaining principal of $852,000 to $740,000 as consideration for early payment of the note, which was received in January 2006.

c) Hopland Band of Pomo Indians

The Company previously entered into various agreements for the financing, design and construction of a gaming facility on the Hopland Indian Reservation ("Hopland") which included a one-half interest in a Gaming Hardware Lease Agreement (the "Lease"). Pursuant to a settlement agreement dated May 31, 2002, Hopland agreed to pay the Company $750,000 in satisfaction of all obligations owing under the Lease and accordingly, the Company recorded a recovery of $750,000. The amount receivable from Hopland bears interest at 12% per annum and is repayable in monthly installments of $24,900.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

5. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company managed operations at one gaming operation in Venezuela (Note 5b), and managed operations in various skill game locations in Mexico (Note 5a). The Company has an equity interest in a property and development company in the Philippines (Note 5d). The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:

	2005					2004			
	Philippines	Mexico	Venezuela	Other	Total	Philippines	Mexico	Venezuela	Total
Investment and advances	$ 829	$ 1,743	$ (229)	$ 118	$ 2,461	$ 163	$ 1,771	$ 2,240	$ 4,174
Gain (loss / write down) of equity investment	-	(1,743)	373	-	(1,370)	-	(1,771)	(1,364)	(3,135)
	$ 829	$ -	$ 144	$ 118	$ 1,091	$ 163	$ -	$ 876	$ 1,039

The Company is entitled to recover the advances that funded certain pre-opening costs from the first available cash flows of the operations. The advances are non-interest bearing.

The equity losses of the Company's investees include pre-opening costs which are expensed by the investees in the year the costs are incurred.

The non-controlling interest of $393,000 for 2005 (2004 - $80,000) is related exclusively to the Company's Nicaraguan operation.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

5. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES (cont'd...)

a) In Mexico, as at December 31, 2005 and 2004, the Company had a 37% equity interest in the operation located in Matamoros, a 33% equity interest in the operation located in Nuevo Laredo, and a 40% equity interest in the operation located in Reynosa, which was opened during 2001.

As described in Note 1, during the year ended December 31, 2001, the Mexican government closed the three skill game facilities in Mexico in which the Company has an equity interest, alleging the operations are in violation of the law. Although the Company has filed a $100 million NAFTA claim against the Mexican government in relation to the closure of the Mexican operations, at December 31, 2001, the Company had written-down its investment in Mexico to $Nil due to the uncertainty of being able to recover its investment. Additional advances have been made during the years ended December 31, 2005 and 2004 in proportion to the Company's equity interest in order to fund the legal dispute with the Mexican government. A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrator's decision is manifestly unjust and in total disregard of the law.

b) The Company had a 31.5% (2004 – 29%) equity interest in the Venezuelan operation. During the year ended December 31, 2001, this interest was transferred, through a series of transactions, to a subsidiary in which a third party holds a non-controlling interest. During the year ended December 31, 2001, a portion of the Company's advances to the Venezuelan operation was capitalized to equity, thereby increasing the cost of its investment. During the year ended December 31, 2002, the subsidiary was re-structured to remove the third party minority interest and the Company recorded an impairment charge of $149,000 to reduce the balance of the investment and advances to the estimated net realizable value. During the year ended December 31, 2003, the subsidiary was restructured to add another shareholder, thereby decreasing the Company's equity interest. Effective January 1, 2005, the Company is receiving monthly repayment of its advances. On August 11, 2005 the Company's equity interest was sold and only advances have remained outstanding for which the Company is continuing to receive a monthly repayment.

c) The Company has a 40% equity interest in a Philippine entity that will be used to further develop the operations of the casino and hotel in Manila. The amounts advanced in 2005 and 2004 were used by the entity for development, per the terms of the agreement with the Company's Philippine partners. Advances made by the Company will be repaid as cash flow allows.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

6. PROPERTY AND EQUIPMENT

	2005			2004		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Gaming operations equipment	$ 12,388	$ 5,415	$ 6,973	$ 7,171	$ 4,040	$ 3,131
Leasehold improvements	17,785	2,160	15,625	7,625	1,325	6,300
Machinery and equipment	2,581	1,212	1,369	1,329	866	463
Furniture, fixtures and equipment	4,755	1,846	2,909	2,943	1,454	1,489
Building	1,086	132	954	1,086	133	953
Land	690	-	690	690	-	690
Vehicles	344	147	197	252	113	139
	$ 39,629	$ 10,912	$ 28,717	$ 21,096	$ 7,931	$ 13,165

7. OTHER ASSETS

	2005	2004
Panama gaming license, net of amortization of $688,000 (2004 - $533,000)	$ 1,087	$ 1,176
Philippines gaming license, net of amortization of $93,000	457	-
Goodwill on Nicaragua investment (Note 8)	1,306	1,306
Deferred finance charges	246	485
Other	1,220	678
	$ 4,316	$ 3,645

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

8. PURCHASES AND ACQUISITIONS

In October 2004, the Company acquired control of its Nicaraguan investment by purchasing an additional 32% of the issued and outstanding shares of Buena, for total current ownership of 52.6%. The purchase price for the additional shares was approximately $1.6 million in cash. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition.

The purchase price was allocated as follows:

Cash and cash equivalents	$	431
Accounts receivable and other assets		198
Property, plant and equipment		3,022
Accounts payable and accrued liabilities		(936)
Loans payable		(936)
Minority interest *(1)*		(1,479)
Goodwill		1,306
Consideration paid	$	1,606

(1) Included in the minority interest amount is the 26% represented by the Company's majority-owned subsidiary, Panama BVI 1. The minority interest associated with the 26% is eliminated at consolidation.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE

Loans payable consist of the following:

	2005	2004
The Company and wholly owned subsidiaries:		
13% loan payable due in monthly installments of principal only of $10,000, maturing December 2007 and secured by a certain lease of gaming machines (Note 9a).	$ 240	$ 380
Mortgage and remodel loan due in monthly principal installments of $3,333 plus interest at the Bank of Panama prime rate plus 0.5%, maturing October 2013.	390	418
14% (16% upon the occurrence of an event of default) term loan due in monthly payments of principal and interest of $105,057, maturing June 2007 and secured by the shares of Thunderbird Panama (Note 9c).	1,698	2,648
Term loan with semiannual principal payments due of $215,799 and quarterly interest payments due at Bank of Panama prime plus 4.5%, maturing October 2009 and secured by the shares of Buena Esparanza.	1,726	2,158
Term loan 14% (20% upon the occurrence of an event of default) interest paid quarterly plus $4,500 per quarter in administration fees, principal due upon maturity on July 31, 2006	1,500	-
5% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, secured by cash deposited in term deposit account with bank, and shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c).	-	-
9% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, proceeds from loan are deposited in term deposit account with bank, and secured by shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c)	2,250	-
9% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, proceeds from loan are deposited in term deposit account with bank, and secured by shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c)	4,501	-

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2005	2004
12% note payable, principal and interest due within 120 days of winning casino licenses for Chile Projects. If no licenses are won the interest rate will be reduced to 8% with principal and interest paid over 84 months (Note 9f)	1,150	-
14% note payable, one half of interest due monthly, remaining interest and principal due August 31, 2006 (Note 9b)	850	-
8.25% note payable due in monthly installments of $6,221 including interest maturing December 9, 2007	159	-
Panama:		
Commercial loan with Banco Bilbao Vizcaya Argentaria (Panama), S.A. Principal $1,800,000 with interest rates 8.75% - 10%, maturing January 2007 – September 2013	1,294	401
Commercial loan with Banco Atlantico (Panama), S.A., Principal $175,000, with an interest rate of 7.5% plus FECI, maturing December 2008	128	-
Commercial loan with Banistmo, S.A., Principal $182,135 with an interest rate of Prime rate plus 1.75%, maturing November 2008	176	-
Commercial loan with Cooperativa de Ahorro y Credito Colfi, R.L., Principal $750,000 with an interest rate 14% maturing January 2010.	750	-
Commercial loan with Hemisphere Bank, Principal $282,193 with an interest rate of 7.25% maturing January – August 2007.	127	213
Commercial loan with AGM Holding Corporation, Principal $50,000 with an interest rate of 10%, maturing October 2009	49	-
Commercial loan with Mezzogramo, S.A., Principal $250,000 with an interest rate of 9%, maturing April 2006	250	-
Commercial loan with Atronics Americas LLC, Principal $61,960 with an interest rate of 8%, maturing January 2005	-	32
Commercial loan with Internacional Gaming Technology, Principal $1,205,177 with interest rates between 8% and 10%, maturing December 2005 to July 2007	186	243
Commercial loan with WMS Gaming, Principal $324,423 with interest rates between 6.75% and 7.5%, maturing February 2006 to July 2007	46	-

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2005	2004
Panama: (cont'd...)		
Commercial loan with Octavian Internacional Limite, Principal $65,739 with zero interest, maturing May 2005.	-	66
Mortgage Bond with Banco Bilbao Vizcaya Argentaria (Panama), S.A., Principal $644,321 with an interest rate of prime plus 3%, maturing July 2007 to July 2014.	417	574
Mortgage Bond with Banco Continental, S.A. Principal $644,321 with an interest rate of prime plus 3%, maturing July 2007 to July 2014	417	574
Credit line with Banistmo, S.A. Principal outstanding $326,276, with an interest rate of prime plus 1.75%, maturing February 2006.	326	-
Note payable with Ambar Financial, Inc. Principal $13,810 with an interest rate of 12% maturing April 2006 (Note 15).	3	10
Note payable with Ancar Holdings, Corp., Principal $50,030 with an interest rate of 14%, maturing November 2009 (Note 15).	48	-
Note payable with Argona Financial, Principal of $13,810 with an interest rate of 12%, maturing April 2006 (Note 15).	3	10
Note payable with Atlantic Sales Co. Ltd., Principal $200,120 with an interest rate of 14%, maturing December 2009 (Note 15).	200	-
Notes payable with Calimar Valle, S.A., Principal $55,519 with an interest rate of 12% and 14%, maturing April 2006 and November 2009 (Note 15).	49	4
Notes payable with Corporate & Financial Services, Principal $211,182 with interest rates of 12% and 14%, maturing April 2006 and March 2010 (Note 15).	202	8
Note payable to Ivan Jurado Abadia, Principal $28,015 with an interest rate of 14%, maturing February 2010 (Note 15).	25	-
Note payable to Ivan Jurado Tribaldos, Principal $50,030 with an interest rate of 14%, maturing February 2010 (Note 15).	50	-
Note payable to Jorge Jurado Abadia, Principal $28,015 with an interest rate of 14%, maturing February 2010 (Note 15).	25	-

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd…)

	2005	2004
Panama: (cont'd…)		
Note payable to Servicios Electricios, S.A., Principal $55,519 with interest rates of 12% and 14%, maturing April 2006 and February 2010 (Note 15).	51	4
Note payable to Universal Marketing Group, Ltd., Principal $749,640 with interest rates of 12% to 14%, maturing November 2009 (Note 15).	738	-
Costa Rica:		
16% note payable due in monthly installments of $82,382 including interest, maturing July 2008 (Note 9d).	1,877	2,150
9% note payable due in monthly installments of $11,925 including interest, maturing July 2007.	213	329
14% note payable due in monthly installments of $11,962 including interest, maturing October 2008 (Note 9g)	684	-
14% note payable due in monthly installments of $23,925 including interest, maturing October 2008 (Note 9h)	350	-
12% note payable due in monthly installments of $8,326 including interest plus $.38 per day per machine up to 166 machines, maturing October 2010	250	-
Philippines:		
14% note payable due in monthly installments of $102,517 including interest, maturing December 2008 (Note 9b and 9d).	4,000	3,000
14% note payable due in monthly installments of $73,994 including interest, maturing December 2008 (Note 9d).	3,384	2,165
14% note payable due in monthly installments of $120,399 including interest, maturing August 2010 (Note 9i).	3,450	-
12% note payable due in monthly installments of $43,913 including interest, maturing August 2009.	1,500	-

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd…)

	2005	2004
Nicaragua:		
9.5%, 10.5% and 13.25% notes payable due in monthly installments of $15,910, $5,979, $6,715, and $17,065 including interest, maturing March 2008, September 2014, May 2010, and March 2006, respectively and secured by local property.	811	772
9.5% note payable due in monthly installments of $9,601 including interest, maturing January 2009 and secured by local property. (Note 15).	302	164
	36,845	16,321
Current portion of loans payable	(17,425)	(3,474)
	$ 19,420	$ 12,847

Unless specifically noted in the stated terms, all loans identified above are unsecured.

a) 13% loan:

During the year ended December 31, 2000, the Company renegotiated the terms of a loan on which it was in arrears in payments and in default. The loan was replaced by the 13% interest rate loan amortized over 26 months with monthly payments of principal and interest of $33,000. During the year ended December 31, 2001, the Company was again in arrears and in default and renegotiated the terms of the loan. The loan amortization period was extended to 48 months with monthly payments of principal and interest of $21,270. During the period subsequent to the renegotiation and as at December 31, 2001, the Company was in violation of certain covenants specified under the terms of the loan. The Company obtained a waiver from the lender as of December 31, 2001 through January 1, 2004 and therefore, has classified the short-term and long-term portions of the loan in accordance with the renegotiated terms. During the year ended December 31, 2002, the Company renegotiated the terms to $10,000 per month for 73 months, without interest (13% payable upon default). During the year ended December 31, 2004, pursuant to the terms of the renegotiated agreement, the Company committed to increasing to $20,000 the monthly payment for July 2004 through April 2005. The ten months of increased payments reduces the maturity date to December 2007.

b) 14% term loan:

During the year ended December 31, 2004, the Company entered into agreement to replace its 14% term loan (Note 11) with a new term loan and new lender. Effective September 2004, the Company entered into a contract facility with a capacity of $6.9 million secured by the Company's 50% interest in the Panama operations. The facility called for $2.9 million to replace the existing loan and an additional $4 million to be used as a source of funding the Company's development efforts. As of December 31, 2004, the lender funded development efforts in Costa Rica for $1 million (Note 9d) and the Philippines for $3 million (Note 9e) at the prevailing terms associated with the respective project. Repayment of the development loans are the same as the terms for all investors associated with the specific project.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd…)

b) 14% term loan (cont'd)

In August 2005 this term loan was amended to include additional funding of $0.5 million for new equipment purchases in Costa Rica, $1.5 million paid down in 2005 to $0.85 million to fund additional development expenses for Chile and to increase the funding for the Philippines to $4 million and renegotiated the terms of the Philippine funding.. (Note 9e). As additional consideration for the Chile funding the lender received 1% of the Company's interest in each of the projects where the company placed a bid and as consideration for the refinancing and additional funding on the Philippines the lender received 5% of the authorized stock of the Poro Point Project.

c) 5% and 9% term loans:

During the year ended December 31, 2005, the Company entered into an agreement with three banks, Multi Credit Bank of Panama,, Banco Bilbao Vizcaya Panama (BBVA Panama) and Banco Bilbao Vizcaya Chile (BBVA Chile) whereby the banks would supply the security for the issuance of the performance bonds as security for the bids placed on six projects in Chile. The total amount of the funding was $8.3 million, which was used to purchase term deposits and other marketable securities to be held at the bank for security against performance bonds issued for the bids on the Chile projects. This agreement is secured by a pledge of the Company's dividend paid by its subsidiary International Thunderbird Gaming (Panama) Corporation and the Company's shares in the Chilean subsidiaries.

d) 16% term loans:

During the year ended December 31, 2004, the Company's Costa Rica operation raised $4.3 million and an additional $0.4 million during the year ended December 31, 2005 to fund the new casino project in San Jose. The $4.7 million was raised as a debt instrument bearing interest at 16% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 20% equity interest in the San Jose casino (Note 20) and is secured by the shares of the corresponding entity. One million dollars of the $4.3 million was provided under the Company's $6.9 million agreement (Note 9c) and accordingly is secured by the Company's 50% interest in Panama.

e) 14% term loans:

During the year ended December 31, 2004, the Company raised $5.2 million and an additional $2.3 million in 2005 to fund the new casino and hotel project in Manila, the Philippines. The $7.5 million was raised as a debt instrument bearing interest at 14% per annum over 48 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting, equity interest in the operations in Manila (Note 20) and is secured by the shares of the corresponding entity. In August of 2005 $4 million of this funding was refinanced whereby the interest only payments were extended through August 31, 2006 followed by 36 months of principal and interest payments.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

f) 12% note payable

During the year ended December 31, 2005, the Company's Chilean operation raised $1.2 million to fund additional development costs and deposits to move forward through the bid process in Chile. The $1.2 million was raised as a debt instrument bearing interest at 12% per annum principal and interest due within 120 days of winning casino licenses for the Chile projects. If the Company does not win any Casino licenses then the loan will be paid directly by the Company bearing interest at 8% per annum over 84 months. The debt instrument allows for a 7% equity interest of the Company's and partners share of the Chilean operation.

g) 14% note payable

During the year ended December 31, 2005, the Company's Costa Rican operation raised $1.4 million to fund the development of a new casino project known as Heredia. The $1.4 million was raised as a debt instrument bearing interest at 14% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new casino and is secured by the shares of the corresponding entity.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd ...)

h) 14% note payable

During the year ended December 31, 2005, the Company's Costa Rican operation raised $0.7 million to fund the development of a new slot route project known as Operacion Banshai. The $0.7 million was raised as a debt instrument bearing interest at 14% per annum over 48 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new casino and is secured by the shares of the corresponding entity.

i) 14% note payable

During the year ended December 31, 2005, the Company's Philippine operation raised $3.45 million to fund the development of a new casino project known as Poro Point. The $2.45 million was raised as a debt instrument bearing interest at 14% per annum over 54 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The remaining $1.0 million was raised as a debt instrument bearing interest at 14% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new casino and is secured by the shares of the corresponding entity.

10. OTHER PAYABLES

	2005	2004
Support Consultants, Inc.	$ 7	$ 16
Former directors and former associated companies	265	339
Due to related parties	705	-
Severance and other	1,347	289
	2,324	644
Current portion of other payables	(67)	(85)
	$ 2,257	$ 559

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

10. OTHER PAYABLES (cont'd...)

Support Consultants, Inc.

On July 1, 2002, the Company entered into an agreement with Support Consultants, Inc. ("SCI") pursuant to which the Company, as a result of settlements with various California Native Tribes, agreed to pay SCI an additional $263,000 recorded as a reduction of amounts recovered from the Tribes. The Company also agreed to combine all amounts owing to and from SCI resulting in a net payable of $214,000 of which $207,000 has been paid to December 31, 2005. The remaining amount is repayable on a pro-rata basis from the amounts received from Hopland.

Former directors and associated companies

Effective December 31, 2002, the Company renegotiated the terms on accrued liabilities of $468,000, owed to former officers and an associated company. The repayment terms were extended to installments of $5,000 per month from January 1, 2003 to June 1, 2004, then $6,500 per month from July 1, 2004 to June 1, 2005 and then $5,000 per month to June 1, 2010.

11. SHARE CAPITAL

Holders of common shares are entitled to one vote for each share held. There are no restrictions that limit the Company's ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company's common stock has no par value.

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
Balance as at December 31, 2003	24,311,687	$ 21,266	$ 65
Exercise of options	200,000	22	-
Compensation expense	-	-	177
Balance as at December 31, 2004	24,511,687	21,288	242
Exercise of options	168,830	20	-
Issued	184,111	159	
Compensation expense	-		46
Balance as at December 31, 2005	24,864,628	$ 21,467	$ 288

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL (cont'd ...)

Warrants

	2005			2004		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Outstanding, beginning of year	2,345,000	CDN$	0.15	2,345,000	CDN$	0.15
Cancelled				(2,345,000)		0.15
Issued	-		-	2,345,000		0.15
Outstanding, end of year	2,345,000	CDN$	0.15	2,345,000	CDN$	0.15

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL (cont'd ...)

Options

The Company, through its Board of Directors and shareholders, adopted a July 1, 1997 Stock Option Plan. The Company has granted a number of stock options and entered into various agreements for which up to 3,486,795 shares are available for purchase pursuant to options granted under this plan. All of the stock options issued under this plan are nontransferable and terminate on the earlier of the expiry date or 30 days after the grantee ceases to be employed by the Company. All options are vested when issued.

	Number of Shares	Weighted Average Exercise Price (CDN $)
Balance as at December 31, 2003	2,526,984	0.38
Granted	1,064,000	0.53
Exercised	(200,000)	0.14
Cancelled	(281,608)	0.68
Balance as at December 31, 2004	3,109,376	0.42
Granted	1,653,749	0.78
Exercised	(168,830)	0.13
Expired	(1,107,500)	0.95
Balance as at December 31, 2005	3,486,795	$ 0.44
Number of options currently exercisable	2,636,795	$ 0.31

The following table summarizes information about the stock options outstanding at December 31, 2005:

Range of Exercise prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price (CDN $)
$0.09 - $0.40 (CDN$)	1,892,046	2.49 years	$ 0.21
$0.41 - $0.69 (CDN$)	631,000	2.58 years	0.49
$0.70 - $1.19 (CDN$)	938,749	6.22 years	0.86
$1.20 - $1.70 (USD$)	25,000	4.32 years	1.61
	3,486,795	3.52 years	0.44

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL (cont'd...)

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of operations and deficit using the fair value based method of accounting for all options issued on or after January 1, 2003. During the current year, the Company granted 1,653,749 stock options with various vesting periods with a fair value of $46,000, which is included in general and administrative expense.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

	2005	2004
Risk-free interest rate	4.0%	4.0%
Expected life of options	5 years	5 years
Annualized volatility	70%	70%
Dividend rate	0%	0%

12. EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	2005	2004
Weighted average shares used in computation of basic earnings per share	24,673	24,500
Effect of diluted securities		
Stock options and warrants	3,461	2,612
Weighted average shares used in computation of diluted earnings per share	28,134	27,112
Net income for the year	$ (2,177)	$ 1,362

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

13. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended December 31, 2004 included:

a) The Company recorded $203,000 in income as part of its recovery related to its lawsuit filed in Costa Rica. The Company received as its settlement 300 machines, which were booked at the value of the amounts identified as full settlement in the legal judgement.

14. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

		2005		2004
Computed "expected" tax expense at statutory rates	$	(135)	$	830
Increase (reduction) in income taxes resulting from:				
Lower effective income tax rate on income of foreign subsidiaries		(524)		(810)
Benefit of losses not reflected in accounts		2,441		1,052
	$	1,782	$	1,072

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

14. INCOME TAXES (cont'd...)

a) Future tax assets and liabilities:

The tax effects of temporary differences that give rise to significant future tax assets and future tax liabilities are as follows:

	2005	2004
Future income tax assets:		
Non-capital loss carry forwards	$ 14,544	$ 12,442
Property and equipment – unamortized tax cost in excess of net book value	680	726
Total future tax assets	15,224	13,168
Valuation allowance	(15,224)	(13,168)
Future income tax assets, net of allowance	-	-
Future income tax liabilities:		
Property and equipment - net book value in excess of unamortized capital cost	356	289
Other assets - net book value in excess of unamortized tax cost	324	353
Withholding tax on repatriation of retained earnings from foreign subsidiaries	125	112
Total future tax liabilities	805	754
Net future income tax liability	$ 805	$ 754

b) Potential future tax benefits

At December 31, 2005, the Company has Canadian non-capital loss carry forwards of approximately $15 million and United States' operating losses of approximately $20 million. The Canadian non-capital loss carry forwards and United States' operating losses expire at various dates prior to 2014 and 2024, respectively. The potential income tax benefits related to the Canadian loss carry forwards, and the United States' operating losses have not been reflected in the accounts.

15. RELATED PARTY TRANSACTIONS

Included in accounts receivable is $2,564,000 (2004 - $1,108,000) due from Thunderbird Panama. Also included in accounts receivable is $496,000 (2004 - $651,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. RELATED PARTY TRANSACTIONS (cont'd...)

Included in accounts receivable is $310,000 (2004 - $393,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $312,000 (2004 - $192,000) of bonuses payable to the officers, which will be offset against the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,696,000 (2004 - $200,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (2004 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2006 or upon ceasing employment.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

16. COMMITMENTS AND CONTINGENCIES

a) As at December 31, 2005, minimum operating lease payments of the Company and the Company's share of minimum operating lease payments of joint ventures were as follows:

2006	$	4,335
2007		4,386
2008		4,140
2009		1,878
2010		1,885
Thereafter		14,478
	$	31,102

In addition to the above, Thunderbird Panama is committed to pay minimum annual rentals for two of the casinos equal to 9% of the net win less the income participation payable to the Government of the Republic of Panama.

Rent expense for the year ended December 31, 2005 was $3,197,000 (2004 - $2,235,000).

b) Thunderbird Panama is committed to pay the Government of the Republic of Panama an annual minimum income participation equal to $4,216,000 in the first year, which increases by 2% per year, or 10% of Thunderbird Panama's gross income, whichever is higher. This commitment commenced in August 1998, on the opening of the first casino in the Republic of Panama, and related payments commenced shortly thereafter. Amounts paid under the agreement by Thunderbird Panama were $4,716,000 in 2005 (2004 - $4,440,000).

c) Thunderbird Panama is committed to pay a 2% profit interest, defined as gross revenue less operating expenses, in the Panamanian operations to a third party. The Company is committed to pay to a third party $6,700 (2004 - $6,700) each month while operations continue in the Republic of Panama commencing July 1999, for a maximum of 10 years. During the year ended December 31, 2004, the Company prepaid half of the remaining balance of this obligation at a discounted rate and is amortizing the payment over the remaining life of the original maximum of 10 years.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

16. COMMITMENTS AND CONTINGENCIES (cont'd...)

d) In connection with the equity investment in Venezuela, the Company has pledged its shares of the equity investment as collateral on a $2,322,000 loan made available by a Venezuelan financial institution to the investee.

e) Thunderbird Gaming Inc. ("TGI"), a wholly-owned subsidiary of the Company that has been inactive since 1996, received notification of a reassessment from the Canada Revenue Agency ("CRA") with respect to a transfer of assets in 1996 in relation to the California Indian gaming business previously operated by TGI. Specifically, this reassessment stems from a transfer of assets which CRA contends was under valued. The reassessment is in the amount of CDN$380,000.

To date, TGI has submitted applications to CRA utilizing its net operating loss ("NOL") in a manner that reduced the actual tax liability to zero and is taking the position that the valuation of assets was accurate in order to preserve its NOL. By taking this position, TGI believes it avoids the imposition of interest on tax, which is the subject of the reassessment. Further, TGI has filed a fairness application with the appropriate Canadian taxing authority requesting a complete abatement of the alleged interest imposed on the alleged tax liability. In this filing, management alleges that TGI received unconscionable and egregious treatment from CRA in addition to experiencing excessive delays in the reassessment process. TGI has also recently filed an appeal of CRA's assessment with the tax courts in Canada in which TGI will attempt to establish that the underlying tax liability should never have been assessed. The fairness application and appeal to the tax courts in Canada are pending.

The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a significant liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this reassessment.

f) The Company's 1999, 2001, and 2002, are under audit by Canada Revenue Agency ("CRA"). On January 26, 2006, the Company received notification of a proposed reassessment from the CRA with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL the Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. By taking this position, the Company avoids the imposition of the penalty. The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this proposed reassessment.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

16. COMMITMENTS AND CONTINGENCIES (cont'd...)

g) International Thunderbird Gaming Corporation vs. Government of Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

h) Brannon vs. International Thunderbird Gaming Corporation and Entertainmens De Mexico S.A. This lawsuit was filed in relation to the Company's investment in the skill game operations in Mexico. Brannon claims that the Company owes him $350,000 stemming from his transfer of all interest he had in the entity, Entertainmens de Mexico. The Company intends to vigorously defend the action and will also file a cross claim against Brannon claiming fraud and misrepresentation of Brannon's assertion that the Company could take over the business and operate the skill game facility. The parties negotiated a standstill agreement in which the case will be delayed until after the NAFTA trial is concluded.

i) Pardini & Asociados v. International Thunderbird Gaming Corporation: This lawsuit was filed in the latter part of 2004. Pardini is a law firm in Panama City Panama claiming that the company owes it fees for assisting in the Panama casino bid back in 1998. The company deems this matter completely frivolous and intends a vigorous defense.

j) The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) in favor of Thunderbird's petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

16. COMMITMENTS AND CONTINGENCIES (cont'd...)

k) As at December 31, 2005, principal payments required under the terms of the loan agreements and their liabilities in each of the next five years are as follows:

Year ending December 31:		
2006	$	17,425
2007		7,364
2008		6,365
2009		3,907
2010		878
Thereafter		906
	$	36,845

17. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value:

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable approximate their fair value because of the short-term maturities of these items. The carrying amount of the restricted cash approximates fair value because of the high liquidity of the item. Certain of the Company's amounts receivable, loans payable and other payables do not bear any interest, bear fixed rates of interest or are due to related parties and accordingly, the fair value of these financial instruments cannot be determined.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

17. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (cont'd. . .)

Credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and amounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. The Company has limited concentrations of credit risk with respect to accounts receivable since 70% of its accounts receivable is due from its joint ventures and officers. At December 31, 2005, the Company has accounts receivable of $3 million (2004 – $1.8 million) due from its joint ventures in Panama and Costa Rica. The Company mitigates credit risk through standard credit and reference checks, but generally does not require collateral to support accounts receivable.

Currency risk:

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

18. INVESTMENT IN JOINT VENTURES

Amounts included in these financial statements related to the Company's interest in joint ventures are as follows:

	2005	2004
Current assets	$ 2,667	$ 3,281
Long-term assets	17,743	10,792
Current liabilities	9,299	4,863
Long-term liabilities	7,114	3,779
Revenue	26,907	20,097
Expenses	25,338	18,222
Net income before taxes	1,569	1,875
Cash flows from operating activities	3,618	1,755
Cash flows from financing activities	4,565	3,322
Cash flows from investing activities	(9,204)	(4,508)

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

19. SEGMENTED INFORMATION

Management has organized the enterprise based on geographic areas of operations. Based on this organization, the Company has the following reportable segments. The accounting policies of the segments are the same as those described in Note 2 of the financial statements.

2005	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Corporate And Other	Total
External revenue	$ 20,768	$ 4,966	$ 5,806	$ 10,83[illegible]	$ 4,550	$ 513	$ 47,436
Depreciation and Amortization	1,710	160	322	25[illegible]	709	76	3,231
Income tax expense	565	263	150	37[illegible]		429	1,782
Net income (loss) from continuing operations	1,240	1,207	298	43[illegible]	(4,072)	(1,286)	(2,177)
Segment assets	15,010	1,226	5,038	4,64[illegible]	10,857	19,333	56,110

2004	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Corporate And Other	Total
External revenue	$ 18,105	$ 4,017	$ 1,991	$ 1,404	$ -	$ 131	$ 25,648
Depreciation and Amortization	1,555	101	26	62	-	120	1,864
Income tax expense	621	209	74	48	-	120	1,072
Net income (loss) from continuing operations	1,195	1,381	84	59	(257)	(1,100)	1,362
Segment assets	10,518	598	3,402	3,360	9,917	2,706	30,501

Geographic information as at December 31, 2005:

	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Other	Total
Revenue	$ 20,768	$ 4,966	$ 5,806	$ 10,833	$ 4,550	$ 513	$ 47,436
Property and equipment	10,619	752	4,196	3,285	8,586	1,279	28,717

Geographic information as at December 31, 2004:

	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Other	Total
Revenue	$ 18,105	$ 4,017	$ 1,991	$ 1,404	$ -	$ 131	$ 25,648
Property and equipment	6,506	403	2,360	3,022	783	91	13,165

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

20. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2005:

a) International Thunderbird Gaming Corporation vs. Government of Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

b) The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) in favor of Thunderbird's petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006

c) The Company's 1999, 2001, and 2002, are under audit by Canada Revenue Agency ("CRA"). On January 26, 2006, the Company received notification of a proposed reassessment from the CRA with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL The Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. By taking this position, the Company avoids the imposition of the penalty. The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this proposed reassessment.

CORPORATE OFFICE

12155 Dearborn Place
Poway, California 92064 USA
Tel: (858) 668-1808
Fax: (858) 668-1722

THUNDERBIRD PANAMA
Calle Alberto Navarro, El Cangrejo
Apartado 87-0558 Zona 7
Panama City, Panama
Tel: (507) 223-1234
Fax: (507) 223-0864

THUNDERBIRD GUATEMALA
14 Calle 3-51 Zona, Edificio Murano Center
Nival 6 Oficina 603
Guatamala City, Guatemala
Tel: (502) 2366-6097
Fax: (502) 2366-6074

THUNDERBIRD DE COSTA RICA
100 Meters W. and 400 Meters No. of ICE
Sabana
P.O. Box 440-1100
San Jose, Costa Rica
Tel: (506) 220-1079
Fax: (506) 290-7261

BUENA ESPERANZA LIMITADA, S.A.
Oficina Casino Pharaohs
Carretera a Masaya km 4 1/2
Managua, Nicaragua
Tel: (505) 886-0261
Fax: (505) 270-1324

EASTBAY RESORTS, INC.
Philippines Stock Exchange Bldg.
Unit E 3201 A, Exchange Rd., Pasig City
Philippines
Tel: (632) 687-0899
Fax: (632) 687-0632

AUDITORS
Oliva, Sahmel & Goddard
4510 Executive Dr., #113
San Diego, CA 92121
USA

DIRECTORS
Jack R. Mitchell, Panama City, Panama
Albert W. Atallah, San Diego, California
Jean Duval, Montreal, Canada
Salomon Guggenheim, Zurich, Switzerland

OFFICERS
Jack R. Mitchell, President & CEO
Clay Hardin, VP, Gaming Operations
Michael G. Fox, CFO and Corp. Secretary
Albert W. Atallah, General Counsel and VP

TRANSFER AGENT
Pacific Corporate Trust
510 Burrard St., 3rd Fl.
Vancouver, BC V6C 3B9, Canada

REGISTERED AND RECORD OFFICE FOR SERVICE IN YUKON
Lackowicz, Shier & Hoffman
Suite 300 – 204 Black St.
Whitehorse, Yukon Y1A 2M9, Canada

CAPITALIZATION
Common shares issued: 24,964,628
(as of May 1, 2006)

SHARES LISTED
Canadian Network Quotation System
Common Stock Symbol: BIRD.U
Frankfurt Stock Exchange
Common Stock Symbol: OSJ

WEBSITE
www.thunderbirdresorts.com

ANNUAL INFORMATION FORM

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, California 92064
(858) 668-1808

Fiscal Year Ended December 31, 2005

Dated: May 10, 2006
Revisions: None

TABLE OF CONTENTS

I. CORPORATE STRUCTURE

NAME, ADDRESS, AND INCORPORATION

Thunderbird Resorts, Inc. ("the Company") corporate headquarters is located at 12155 Dearborn Place, Poway, 92064, California, USA. The Company was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on September 4, 1987 under the name "Winters Gold Hedley Ltd.". The Company changed its name to "Regal Gold Corporation" and consolidated its share capital on a 2.5:1 basis effective August 26, 1993. The Company subsequently changed its name to International Thunderbird Gaming Corporation, and updated its articles, effective June 23, 1994. The Company recently changed its name to Thunderbird Resorts, Inc., and updated its articles, effective July12, 2005.

The Company continued into the Yukon effective February 5, 1999, as approved by the shareholders of the Company on June 18, 1998.

The Company's head and principal office is located at 12155 Dearborn Place, Poway, California 92064. The Company's registered and records office and address for service in the Yukon is in care of its solicitors, Lackowicz, Shier & Hoffman, Suite 300 – 204 Black Street, Whitehorse, Yukon, Canada Y1A 2M9.

INTERCORPORATE RELATIONSHIPS: THE CHART OF OUR COMPANIES

The Company owns and manages the following wholly or partially owned subsidiaries (the "Subsidiaries"):

Name of Subsidiary	Percentage of Voting Shares Beneficially Owned or Controlled by the Company	Date of Incorporation	Jurisdiction of Incorporation
Thunderbird Carolina Inc.	100%	Dec. 22, 1989	North Carolina
Thunderbird Gaming Inc.	100%	March 30, 1992	British Columbia
Thunderbird Greeley, Inc.	100%	Jan. 14, 1994	Colorado
International Thunderbird Gaming SRL	100%	March 7, 1996	Barbados
Thunderbird Development, Inc.	100%	March 19, 1996	California
International Thunderbird Gaming (Panama) Corp	50%	Nov. 25, 1996	Panama
Thunderbird (Barbados) Inc.	100%	Jan. 27, 1997	Barbados
International Thunderbird Gaming – Nova Scotia	100%	June 23, 1997	Nova Scotia
Thunderwatch Partnership	100%	July 2, 1997	British Columbia
Camino Real (BVI) Investments Ltd.	100%	August 29, 1997	British Virgin Islands
International Thunderbird (BVI) Ltd.	100%	August 29, 1997	British Virgin Islands
International Thunderbird Brazil (BVI) Ltd.	100%	Oct. 2, 1997	British Virgin Islands
Thunderbird de Guatemala, S.A.	100%	Oct. 15, 1997	Guatemala

Thunderwatch (Barbados) Inc.	100%	Oct. 16, 1997	Barbados
Thunderbird do Brazil, S.A.	100%	Oct. 30, 1997	Brazil
Thunderbird Panama (BVI) I Ltd.	79%	April 22, 1998	British Virgin Islands
Thunderbird Panama (BVI) II Ltd.	100%	April 22, 1998	British Virgin Islands
Juegos de Mexico Inc.	100%	June 23, 2000	British Virgin Islands
Skill Game Equipment (BVI) Limited	100%	July 14, 2000	British Virgin Islands
Servicios de Destreza S.A.	100%	July 31, 2000	Mexico
Casino Pajaro Trueno S.A.	50%	August 9, 2000	Costa Rica
GFN Finance Corporation	50%	April 4, 2001	British Virgin Islands
Thunderbird Entertainment S.A.	100%	July 3, 2003	Panama
Immobiliaria Bilbao	50%	Jan. 8, 2001	Panama
Thunderbird de Costa Rica S.A.	50%	Oct. 8, 2003	Costa Rica
Thunderbird Chile S.A.	50%	June 19, 2003	Chile
Buena Esperanza Limitada S.A.	52.6%	Nov. 25, 1999	Nicaragua
Eastbay Resorts Limited	60%	Nov. 17, 2004	British Virgin Islands
Eastbay Resorts Inc.	60%	Oct. 11, 2004	Philippines
Inmobiliaria Piedra Dorada S.A.	50%	Oct. 27, 2000	Costa Rica
Operación Banshai S.A.	45%	May 10, 2005	Costa Rica
Polea Loca S.A.	50%	May 10, 2005	Costa Rica
Casino El Cacique	45%	June 18, 2004	Costa Rica
Thunderbird IEG S.A.	41.9%	June 29, 2004	Chile
Thunderbird Poro Point Ltd.	94.4%	Mar. 8, 2005	British Virgin Islands
Thunderbird Pilipinas Hotels and Resorts, Inc.	61.4%	Sept. 15, 2005	Philippines
Thunderbird Hotels Ltd.	100%	May 30, 2005	British Virgin Islands
Thunderbird Chile Holdings Ltd.	100%	May 30, 2005	British Virgin Islands
Thunderbird Antofagasta S.A.	100%	June 23, 2005	Chile
Thunderbird Calama S.A.	100%	June 24, 2005	Chile
Thunderbird Rancagua S.A.	100%	June 23, 2005	Chile
Thunderbird Talca S.A.	100%	June 16, 2005	Chile
Thunderbird Concepcion S.A.	100%	June 29, 2005	Chile
Thunderbird Temeco	100%	June 24, 2005	Chile

All of the subsidiaries were held directly by the Company or indirectly through another subsidiary. None of the subsidiaries have any non-voting shares outstanding.

II. GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

A. ***Selected Consolidated Financial Information***. The tables set out below set forth selected consolidated financial data. Such data is derived from the consolidated financial statements of the Company, which have been audited by Oliva & Associates Certified Public Accounts.

The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

	Audited (1)		
	Fiscal Year ended December 31		
For the Period:	2005	2004	2003
Revenue	47,436	25,648	21,786
Net income	(2,177)	1,362	3,053
Earnings per share - basic	(0.09)	0.06	0.13
Earnings per share - diluted	(0.08)	0.05	0.11
End of period working capital (deficiency)	(8,836)	1,347	(815)
Total assets	56,110	30,501	16,998
Long term debt (2)	23,552	13,438	4,985
Total liabilities	52,247	23,530	12,201
Share capital (3)	21,467	21,288	21,266
Foreign exchange adjustment	(843)	(453)	(415)
Deficit	(17,049)	(14,906)	(16,268)

(1) Under Canadian GAAP.
(2) Excludes the current portion of the long-term debt.
(3) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	15,952	12,545	10,340	8,598	7,710	6,012	6,316	5,610
Income (loss) from continuing operations	(1,325)	(852)	(146)	146	(60)	459	610	353
Net income (loss)	(1,325)	(852)	(146)	146	(60)	459	610	353
Earnings per share – basic	(0.06)	(0.03)	(0.01)	0.01	Nil	0.02	0.03	0.01
Earnings per share – diluted	(0.05)	(0.03)	(0.01)	0.01	Nil	0.01	0.03	0.01

B. ***Comparison of Results of Operations – Year ended December 31, 2005 Compared to Year ended December 31, 2004.***

Revenues for the year ended December 31, 2005 from continuing operations were $47.4 million, an increase of approximately 85.2 percent over 2004 revenues from continuing operations of $25.6 million. The growth in revenues is derived primarily from the Company's controlling interests in its Philippine and Nicaragua entities and in the expansion of operations in Costa Rica. Nicaragua had revenues of $10.8 million for the year, the Philippines recorded revenues of approximately $4.6 million for the year and the Company's 50% interest in Costa Rica generated revenue of $5.8 million for the year. In the cases of the Philippines and Nicaragua the Company records 100% of the revenue and posts a non-controlling interest against profits; while in the case of Costa Rica and Panama the Company records its portion of the revenue, in both cases represented by 50 percent of the total revenue. For comparative purposes, the Company did not have operations in the Philippines in 2004, had acquired controlling interest in Nicaragua in October of 2004, and was operating only 2 properties in Costa Rica during the same period. Therefore, there are no comparative revenues for the 2004 period related to the Philippines and only $1.4 million was recorded for two months of revenue for Nicaragua in 2004. In the Philippines, the Company experienced substantial revenue increases through the year by way of a marked improvement each month in player activity. The Company's 50% interest in Costa Rica generated revenues from 3 casinos and a slot route of approximately $5.8 million for the year. The comparative number in 2004 was $2.0 million and represents operations from just two casinos and a slot route. Guatemala generated revenues of $5 million for the year which is an increased of approximately 25% over the same period in 2004. The 2005 year end results were based on the placement of an additional 99 slot machines compared to the same period in 2004. Panama's local revenue increased $2.7 million or 15% for the year over its comparative 2004 performance. Panama also had an increase of 197 gaming positions over the respective year.

Gaming operations costs increased approximately $7.9 million for the year 2005 compared to the same period in 2004. This is due primarily to the full consolidation of Nicaragua, which accounts for approximately $2.2 million in 2005 versus $nil in 2004. Contributing to the increase is the addition of the Philippines, which accounts for approximately $3.6 million in 2005 versus $nil in 2004. Costa Rica also showed an increase in their costs as a result of the Garden Court casino that opened in March 2005, which amounted to $1 million for the year 2005 over the same period in 2004. Panama and Guatemala collectively experienced an increase of $1 million and related primarily to expanded operations in their respective locations.

General and administrative expenses increased approximately $11.8 million in 2005 over the $9.2 million recorded in 2004. The increase in G&A expenses stems primarily from the Philippines, Nicaragua and Costa Rica operations. The Philippines incurred costs of approximately $3.3 million for the year 2005 versus $20 thousand in 2004. The impact of fully consolidating Nicaragua was approximately $5.5 million for the quarter compared to $333 thousand in 2004. The increase attributed to Costa Rica is approximately $2 million compared to 2004. The increase relates primarily to the costs of operating three casinos compared to just two in 2004. In addition, Costa Rica incurred foreign exchange losses of $245thousand in 2005 related to revaluation of its liabilities denominated in US dollars. The corresponding impact for the same period in 2004 was $42 thousand. This expense is absorbed in G&A. The Company's share of Panama's increased G&A expenses was approximately $800 thousand in 2005 over 2004. The G&A expense in the Guatemala operations was essentially flat when compared with 2004.

Project development costs of $2.9 million for the year 2005 relate primarily to development expenses associated with the Company's ongoing efforts in Chile, Philippines and Nicaragua. In addition to the costs associated with presenting polished proposals in Chile, the Company had to submit to the Chilean gaming authority regulatory fees with each bid. The costs attributed to the Philippines related to further development efforts, including the development of Poro Point. In Nicaragua, the costs were associated with the development of the casino at the Camino Real.

Financing costs have increased markedly as a result of the Company's reliance on debt funding for new projects. Management prefers to grow the company by absorbing the relatively short term costs associated with debt funding rather than dilute shareholder interest with equity funding. The charge in the year 2005 was $3.9 million compared to $1.1 million in 2004.

Gain on disposal of equity investment was $1.8 million for the year 2005 compared to $nil for the year 2004. The gain is exclusively related to the Company's sale of its interest in the Venezuela operations. The Company received total consideration of $1.9 million. One million dollars was received in cash at consummation and the balance was secured by a 24 month promissory note with interest. The Company has discounted the balance due of $852 thousand to $740 thousand and collected those funds in January 2006.

Equity gain in equity investees was $142 thousand for the year 2005 compared to $101 thousand recorded in the same period in 2004. The amount in 2005 relates to the Company's equity interest in Venezuela of $92 thousand prior to its sale in August 2005 and its 40% interest in the Philippine Property and development company of $50 thousand. The comparative amount in 2004 includes approximately $280 thousand of profit related to the Company's Venezuela operation, $129 thousand of pre-acquisition profit from its Nicaraguan investment and a write down of $315 thousand related to its contribution to the NAFTA claim against the Mexican Government.

Non-controlling interest for 2005 is related exclusively to the Company's Nicaragua operation. Additionally, the Company has not recorded the minority interest amounts associated with its Philippine operations as there is no liability to the non-controlling parties against which to offset their portion of the losses. As the entity becomes profitable, the Company will take more than its share until the proper equity split is established.

For the year 2005, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $6.7 million or $0.27 per share. However, the Company's year 2005 performance was impacted by $1.8 million dollar gain verses $nil for 2004 and large development costs of $2.8 million which is $2.2 million over 2004. Excluding the impact of the non recurring items EBITDA in 2005 was $5 million or $0.20 per share as compared to EBITDA of $5.5 million or $0.22 per share in 2004. Excluding development costs and non recurring items EBITDA in 2005 was $7.8 million or $0.32 per share as compared to $6.0 million or $0.25 per share for 2004. The Company's basic loss per share from continuing operations was ($0.09) basic and ($0.08) diluted on a net loss of ($2,177) thousand compared to earnings per share of $0.06 ($0.05 diluted) in 2004 on profits of $1.4 million.

C. ***Comparison of Results of Operations – Fourth Quarter ended December 31, 2005 Compared to Previous quarters in 2005.***

Revenues for the fourth quarter 2005 from continuing operations were $16 million, an increase of approximately $3.4 million over the previous quarter. The growth in revenues is primarily due to Panama which generated $2.1 million over the previous quarter stemming from the expansion of the casino. The Philippines posted an additional $250 thousand in Q4 and the Costa Rica operation posted an additional $166 thousand in Q4.

Gaming operations costs was approximately $3.1 million for the quarter compared to an average of $3.9 million for the previous three quarters ending September 30, 2005. This was attributable to the Philippines casino, which increase $1.2 million over the average of $600 thousand for the previous three quarters due to reporting only six months of operations during the previous three quarters. The other $1.9 million of the increase was due to the expansions of the casino operations in Panama of $1.3 million, Costa Rica of $400 thousand and Guatemala of $100 thousand over the previous three quarters.

General and administrative expenses increased to approximately $1.0 million for the quarter compared to an average of approximately $5.2 million for the three quarters ending September 30, 2005. This is due primarily to the casino in the Philippines which incurred G&A expenses of $1.4 million in its second full quarter of operation as compared to an average of $600 thousand from Q3 since opening in April 2005. The remaining $200 thousand increase was due to the expansions of the other casino operations.

Project development costs for the fourth quarter were $1.4 million compared to $1.5 million in the third quarter and relate to the write off of project development expenses associated with the development of the Camino Real Casino in Nicaragua of $920 thousand, additional development expenses associated with Chile of $130 thousand and the development of ongoing development in the Philippines of $350 thousand.

Equity gain in equity investees was $106 thousand for the fourth quarter of 2005 which included an adjustment to Q3 of $56 thousand to the $36 thousand recorded for Venezuela in Q3 and $50 thousand for the Company's equity interest in the Philippines Property and Development company whose revenues were solely from the management fees charged to the Philippines operating company during the 2005 year. The 2005 Q4 includes an adjustment to the revenues reported for Venezuela through August 11, 2005, the date the Company sold its interest.

Non-controlling interest in both quarters is related exclusively to the Company's Nicaragua operation.

In the fourth quarter of 2005, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $1.0 million or $0.04 per share for the quarter. Comparatively, The EBITDA for Q3, also excluding the impact of one-time events and development costs, was approximately $4.0 million or $$0.16 per share. Earnings per share continuing operations was ($0.06) in Q4 2005 on a net loss of ($1,325) million for the quarter.

D. ***Comparison of Results of Operations - Fiscal Year ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003.***

Revenues for the year 2004 from continuing operations were $25.6 million, an increase of 18% over 2003 revenues from continuing operations of $21.8 million. The growth in revenues is derived primarily from the Company's Costa Rica and Nicaragua entities. The Company's interest in Costa Rica reflects revenues, generated from 2 casinos and a slot route, of approximately $2.0 million for the year 2004. The comparative number in 2003 is $190 thousand and represents just three months of operations from one casino. In October 2004, the Company acquired controlling interest of its Nicaragua entity, in which it previously owned an equity interest of 20.54%. The Company purchased from the majority shareholder an additional 32% of the common stock and now controls 52.6% of the operation. As a result, the Company fully consolidates the assets, liabilities and operating results of Nicaragua and separately identifies the minority interest. The Company recorded essentially 2 months (post-acquisition November and December 2004) of Nicaragua revenues in 2004 amounting to $1.4 million and 2 months (pre-merger January and February 2003) of Nicaragua revenues in 2003 totaling $266 thousand. The increase in Guatemala revenues is attributed in part to 12 months of operation of its Fiesta Café in 2004 versus just 6 months in 2003. The revenues from the Salon were essentially the same in 2004 as in 2003. However, the new Guatemala contract in March 2003 had a favorable impact to revenues with an equally offsetting impact to expenses. The overall impact in Guatemala resulting from the new contract and the café is an increase of approximately $690 thousand over 2003 revenues. Panama's revenue was essentially the same in 2004 as in 2003.

Gaming operations costs increased approximately $2.0 million for the year compared to the same period in 2003. This is due primarily to the addition of Costa Rica, which accounts for $864 thousand in 2004 versus $108 thousand in 2003. The post-acquisition of Nicaragua impact was $890 thousand in 2004 compared to $90 thousand in 2003. The Company's share of Panama's increased operating costs was $412 thousand, which was primarily driven by the additional marketing efforts of the casino. Additional employee-related expenses associated with expansion also factored into Panama's increased costs. The Guatemala operations showed essentially no overall change in its annual expense related to gaming operations compared to the previous year. However, the increase from the 12 months of operating experience of the Fiesta Café in 2004 compared to just 6 months in 2003 was offset by a $285 thousand decrease in the Salon operations, correlating with the terms of the new contract.

General and administrative expenses increased approximately $2.2 million in 2004 over the $7.0 million recorded in 2003. The increase in G&A expenses stems primarily from 12 months of Costa Rica operations compared to 3 months in 2003. The increase attributed to Costa Rica is $716 thousand. The post-acquisition of Nicaragua impact was $301 thousand in 2004 compared to $151 thousand in 2003. The Company's share of Panama's increased G&A expenses was $302 thousand in 2004 over 2003. The Guatemala operations experienced an increase of $552 thousand related almost exclusively to the terms under the new contract. The $285 thousand decrease in gaming operations and approximately $400 thousand increase in reported revenues from the Salon are offsetting factors to this increase. In 2003, the Company created an in-house design group operating out of Panama. The operation generated approximately $130 thousand in revenue in 2004 and expenses of $552 thousand. The design group did not have revenues in 2003 and had $76 thousand in G&A expenses.

Project development costs of $631 thousand for the year 2004 relate primarily to ongoing development in Chile and also include $257 thousand related to the Philippines. The 2003 costs of $536 thousand include development costs for Chile and pre-opening charges related to the new

casino in the Hotel Decamaron in Panama. The Company's share of pre-opening costs related to Panama in 2003 were $177 thousand, and the Company's 50% interest in the Chile development accounted for $130 thousand at the end of 2003. The Company also recorded in 2003 pre-opening costs for its Costa Rica efforts.

Equity gain in equity investees and write-down of equity investment of $101 thousand for 2004 includes approximately $280 thousand of profit related to the Company's Venezuela operation. There is an additional $129 thousand of pre-acquisition profit from its Nicaragua investment. Of this amount, $27 thousand belongs to minority interests. The Company also advanced and wrote down the $315 thousand it expended as part of its contribution to the NAFTA claim against the Mexico government. In 2003, the $116 thousand gain includes $302 thousand from the profits of its Nicaragua investment. Of this amount, $63 thousand belongs to minority interests. The Company also advanced and wrote down the $186 thousand it expended as part of its contribution to the NAFTA claim against the Mexico government.

The Company recorded a one time gain of $830 thousand in 2003 related to its investment in Nicaragua and the March 2003 merger, which is mentioned above and more fully explained in the notes to the financials as of December 31, 2004. There is also in the 2003 results, the $311 thousand net impact of the Company's settlement with one of the California Indian tribes. The settlement was for $430 thousand, all of which has been received, before legal and consulting fees. The Company has no additional pending issues with any California Indian tribes.

The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of $5.5 million or $0.22 per share. Comparatively, in 2003, the Company achieved EBITDA of $6.9 million or $0.29 per share. However, the 2003 EBITDA includes the impact of one time gains. Excluding the impact of non-recurring items, EBITDA in 2003 was $5.8 million or $0.24 per share compared to $5.2 million or $0.21 per share in 2004. Earnings per share from continuing operations was $0.06 ($0.05 diluted) in 2004 compared to $0.13 ($0.11 diluted) in 2003. Net income for the year was $1.4 million compared with $3.1 million in 2003.

E. ***Capital Resources and Liquidity***. Cash provided by continuing operations for the year ended December 31, 2005 was $2.9 million, an increase of $300 thousand when compared to the $2.6 million provided for the same period ended December 31, 2004. Cash and cash equivalents decreased to $2.2 million at December 31, 2005 from $5.8 million at December 31, 2004. The December 2004 balance included unused funding related to the Philippines project. These amounts were used during the first six months of 2005 for construction and capital expenditures for the project in Manila. Additionally, as a result of the poor initial performance of the operation, it has not generated sufficient cash to meet its obligations. As a result, and with the added impact of financing various projects in development, the working capital has deteriorated as of December 31, 2005 to a deficiency of $8.8 million. As of December 31, 2004 the working capital was $1.3 million. The Company has raised sufficient cash to meet the needs of the operations. In the Philippines, the Company resolved its operational issues at the Fiesta Casino-Eastridge. Various costs associated with the operation that significantly impacted our operating margins are now in line with industry standards and the Company expects the Fiesta Casino-Eastridge will attain profitability on a go-forward basis. Total long-term debt and capital lease obligations at December 31, 2004 were $12.9 million and has increased to $19.6 million at December 31, 2005. The reason for the substantial increase is the assumption of additional debt to finance projects in the Philippines, Costa Rica, Nicaragua and Chile.

The Company raised $180 thousand during the year ended December 31, 2005 by way of issuance of shares on exercise of options and private placements. Private placements account for approximately $145 thousand, all of which was received in the third quarter.

The Company's assets and liabilities increased at December 31, 2005 to $56.1 million from the $30.5 million as at December 31, 2004. The increase is attributable to additional property and equipment secured via the debt funding raised for projects in the Philippines and Costa Rica as well as expansion in Panama, Nicaragua and Guatemala. Assets and liabilities were also impacted by cash deposit requirements related to its bid efforts in Chile. The Company has deposited with various banks amounts needed to secure the necessary bonds required for its submission of bids in Chile. In the event that the Company is awarded licenses for its submitted projects the bond becomes security to insure the timely performance of meeting the timelines established in the proposal. For the projects in which the Company is not awarded a license, the funds will be released back to the Company. The funds were raised via debt instruments with private investors and bank notes.

The Company anticipates paying its obligations with its cash flow generated from operations and collection of amounts receivable and recoverable, including the proceeds from the sale of its Venezuela interests.

The Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of December 30, 2005, the Company had outstanding share options exercisable for up to 3,486,795 common shares at prices ranging from CDN$0.09 to CDN$1.63 per share. If all share options are exercised, to which no assurance can be given, 3,486,795 common shares would be issued generating proceeds of approximately CDN$3,033,512 thousand. There are also 2,345,000 warrants outstanding at CDN$0.15.

F. ***Effect of Recent Developments on Operations***

1. **Panama**. The Company completed in November 2005 its expansion at the El Panama Fiesta Casino in Panama. An additional 2,500 square meters was built over three stories and includes a VIP lounge, restaurant and bar with an extra 48 table positions and 75 slot positions. Also in Panama, the operation expanded its casino in David by building 1,000 meters of new gaming space with additional VIP and Poker rooms, 50 additional slot machines and 24 new table positions.

2. **Costa Rica**. In November 2005, the Company opened its fourth casino in Costa Rica in the town of Heredia. The 634 square meter facility has 39 table positions and 79 slot positions.

3. **Nicaragua.** The Company currently has two casinos in operation under the Pharoah's brand. As a result of the hotel fire, the Company is not operating its Fiesta Casino in the Crown Plaza hotel and is assessing whether to reopen in the Crown Plaza or build a stand alone casino a short distance away with a projected completion in Q2 2006.

4. **Philippines**. In the Philippines, the Company resolved its operational issues at the Fiesta Casino-Eastridge. Various costs associated with the operation that significantly impacted our operating margins are now in line with industry standards and the Company expects the Fiesta Casino-Eastridge will attain profitability on a go-forward basis.

5. **Mexico**. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

6. **Chile**. The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) *in favor of Thunderbird's* petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006.

7. **Canada Revenue Agency Tax Audit**. The Company's 1999, 2001, and 2002 On January 31, 2006, are under audit by CRA. On January 26, 2006, the Company received notification of a proposed reassessment from the Canada Revenue Agency ("CRA") with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL The Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. By taking this position, the Company avoids the imposition of the penalty. The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this proposed reassessment.

G. *Off Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company is committed.

H. *Financial Instruments and Other Instruments*

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

I. *Transactions with Related Parties*

Included in accounts receivable is $2,564,000 (December 2004 - $1,108,000) due from Thunderbird Panama. Also included in accounts receivable is $496,000 (December 2004 - $651,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

Included in accounts receivable is $310,000 (December 2004 - $393,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $312,000 (December 2004 - $192,000) of bonuses payable to the officers included in the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,696,000 (December 2004 - $34,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (December 2004 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2006 or upon ceasing employment.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

Additional Information

Additional information may be obtained from the Company's AIF or on the Sedar website at: www.sedar.com

Caution: This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs.

4.2 SIGNIFICANT ACQUISTIONS

The following is a description of the material acquisitions and dispositions of the Company undertaken during the past two fiscal years or during the period since the completion of the most recently completed fiscal year prior to the date of this Annual Information Form.

- In March 2003, the Company merged its Nicaragua operation with Hopewell Ltd's Pharaohs Casino in Managua, resulting in a 20.54% equity interest of the entire operation.

- In October 2004, the Company acquired controlling interest in its Nicaragua operation, Buena Esperanza Limitada, resulting in control of 52.6% of the entity.

See also "Description of Business" and "Management's Discussion and Analysis of Operating Results".

III. DESCRIPTION OF THE BUSINESS

GENERAL

The Company has been taken from a start-up with no revenue and new management in 1997 and focused itself as a profitable casino owner-operator targeting international markets.

In 1997, Thunderbird won the privatization of the state-owned casinos in the Republic of Panama. From this initial hub, it spent the next several years building into the adjacent markets (Guatemala, Nicaragua Costa Rica and Venezuela). These early businesses were funded via vendor financing and by selling project-level equity and/or high-interest, short-term debt to wealthy individual investors. The Thunderbird team gained valuable experience in the development and implementation of technology based solutions to maximize service level, customer appeal and fiscal control. Our financial systems offer country level accounting with budget compilation and variance reporting at the property and country level. Technology has also become the foundation of security systems throughout Thunderbird. Digital surveillance, online slot security systems, online liquor inventory control and custom cash management systems are but a few of the technology applications the company utilizes and builds on each day. We implement the same standards in each of our properties to ensure consistency in security of assets and protection against theft. Thunderbird's Internal Control Standards are modeled upon those in place in the State of Nevada. All systems are centralized within Thunderbird's operations office. These systems employ state-of-the-art communications equipment and are utilized in all facilities. With each new operation, all of our systems increase in efficiency and productivity.

International Thunderbird Gaming (Panama) Corporation. Thunderbird's Panama operations are among the most successful in all of Latin America. Our market share has grown every year we have been in business, and we are clearly the market leader.

Our achievements here include:

- Thunderbird was one of three bidders of an initial group of 25 that earned concessions in the privatization of the state-owned casinos back in 1998.
- We have since opened six Fiesta Casinos in the country, two in Panama City and four in niche markets in secondary cities and resorts.
- We launched the "Fiesta Casino" brand, which is one of the only strong multinational brands in all of Latin America.
- Our Fiesta Casino brand is one of the most recognizable and viable brands in the Republic of Panama.
- Our Fiesta Casino in the Hotel El Panama is a one of the most successful and largest revenue generating casinos in Latin America.

- We have successfully launched our restaurant and bar business with themed dining and entertainment facilities hosting great ambience and the highest quality entertainment in the country
- Fiesta Casinos Panama has become the standard for all casinos in the region.
- This mature market now has over $100M in revenue and Thunderbird has an estimated 36% market share.
- We expect continued, measured expansions to better serve our clients and to attend to niche markets as opportunities permit.

Thunderbird De Costa Rica S.A. Thunderbird has focused intensely on Costa Rica since late 2003. The market stability, talented work force and large tourism sector have made Costa Rica a bright spot for foreign investment in Latin America. Thunderbird has rapidly increased its market share currently operating four casinos in the San Jose area, including Thunderbird's flagship casino, Fiesta Casino Costa Rica at the Garden Court Hotel which opened for business in March of 2005. The casinos and gaming businesses are: Fiesta Hampton Inn, Fiesta Presidente, Fiesta Gran, Slot Route with nation-wide distribution with 560 machines and 182 table positions Thunderbird will continue to expand operations in this market with several exciting projects expected to open throughout the 2005 calendar year. Some of our achievements are:

- Thunderbird's gaming operations in the competitive downtown San Jose market have steadily increased in market share and revenues.
- Currently the downtown market services over 400 gaming positions.
- On February 15, 2005 Thunderbird opened the flagship Fiesta Casino Costa Rica at the Garden Court Hotel introducing the first full multi-entertainment center to the Costa Rican market.
- Fiesta Casino Costa Rica at the Garden Court Hotel offers over 300 gaming positions, the most exclusive card room in Latin America, a themed bar and restaurant with a state of the art entertainment facility. This facility also offers a full range of services for locals and tourists alike including a Denny's restaurant which is directly connected to our entertainment center.
- Thunderbird has two niche casinos, a new flag ship casino and a slot route. We have identified opportunities to double this revenue in Costa Rica over the next 2-3 years via expansions and new operations.

Thunderbird De Guatemala S.A. Thunderbird's Guatemala video lottery operation has produced consistent and exceptional profits ever since it first opened. We have expanded operations and will open our second facility in late May 2005.

A few of our achievements include:

- Our "Video Lottery" business is located in the premier hotel and entertainment district of Guatemala City and has expanded to over 305 gaming positions.
- This operation was the first federally licensed gaming machine business in the country.
- Thunderbird's partner is the Pediatric Foundation (revenue share), which provides its proportional part of proceeds to child health programs.
- We have generated millions of dollars of contributions to child health care in Guatemala.
- Our "Video Suerte" operation will open in late May of 2005 with 90 gaming positions.
- We have successfully launched the Fiesta Café & Bar which we will continue to expand its operations and brand throughout the country.
- Thunderbird's Guatemala Gaming operations have steadily increased in revenue and market share since its inception.

- Thunderbird has one existing video lottery parlor in Guatemala City. Thunderbird's partner is the Pediatric Foundation (revenue share), which provides its proportional part of proceeds to child health programs. Video lottery is the only legal form of machine gaming in the country.

Buena Esperanza Limited S.A. In recent years, Nicaragua has become a bright spot for development in Central America, having achieved healthy growth in foreign investment and strong initiatives to assure long-term democratic stability. Thunderbird's Fiesta Casino Managua opened its doors in the last quarter of 2000.

Thunderbird's presence in Nicaragua increased in 2003 with the completion of a subsidiary merger with the local Pharaoh's Casino.

Some of our achievements include:

- Thunderbird opened the second truly competitive casino in the country.
- With the subsidiary merger complete, the combined entity is the market leader in Nicaragua's growing gaming market.
- Thunderbird will launch its third Casino in Nicaragua, Pharaoh's Camino Real in Managua celebrating it's inauguration in mid-May 2005.
- Pharaoh's Camino Real will offer over 180 gaming positions, a full service themed bar and restaurant and special event show area.
- Thunderbird has two casinos in Managua, one of which was acquired from another operator. Revenue was approximately $8M in 2004, and is expected to exceed $11M annualized by year end. The Casinos are called Fiesta Casino Managua and Pharaohs Managua and consists of 211 machines and 114 table positions.

Fiesta Casino Guayana C.A. In 1997, Venezuela passed a sweeping gaming law that regulated and allowed for legalized gaming in 1998, Thunderbird's Fiesta Casino opened for business.

Here are a few of our achievements:

- Our Fiesta Casino was the second casino to open in the country and the first to open on the Venezuelan mainland.
- Thunderbird operates the only licensed casino in the industrial city of Puerto Ordaz located at the Intercontinental Hotel adjacent to the Orinoco River.
- On a revenue basis, it is the most important operation on the mainland serving over 1.2 million Venezuelans in the industrial city and metropolitan area surrounding Puerto Ordaz.
- Our Fiesta Casino contains the most popular bar in the city and has become known as the local center of entertainment.
- Fiesta Casino Puerto Ordaz has provided Thunderbird with a solid foundation for growth and positioned us in the marketplace for future developments.
- The operation has 119 machines and 182 table positions generating revenues in excess of $7 million.

Eastbay Resorts Inc. Thunderbird opened its first casino in the Philippines. The "Fiesta Resort Casino" in Binangonan in the province of Rizal is situated within suburban Manila in the Philippines. The Fiesta Resort Casino is unlike any casino in the Philippines as it is a part of a hotel, themed restaurants, and golf resort complex. The Fiesta Resort Casino is a short drive from downtown Manila and is located on a scenic lake view property that is a perfect getaway for local Filipinos as well as visiting Asian players seeking a golf, hotel, restaurant, and gaming experience. The Company opened in April 2005 with 120 slot machines and 34 table games.

Thunderbird De Chile S.A. In Chile, the Company positioned itself to pursue public bids to secure new casino licenses. Under the new Chilean casino law, up to 17 new licenses will be bid upon between July and August of 2005. Thunderbird expects the size of the Chilean market to increase from $70 million in 2004 to over $200 million over the next two years. The Company has had a very active business development presence in Chile since July 2003, with the objective of securing 3-5 new licenses and $30 million to $50 million in new revenues. Thunderbird's financing for these bids is well advanced as are our market studies, related agreements and architectural renderings. Our final proposals are close to completion and are designed to maximize our score under the point system defined in the law. We believe that we are well positioned to meet our objectives.

Future Outlook: Since 1997 the Company has developed approximately 17 projects with revenues exceeding $60 million with no equity contributions from shareholders. Our Panama hub enabled us to build a cluster of businesses within a 3-hour flight radius. We expect to achieve the same benefits over the next 5 years via our expansions into the Southern Cone of Latin America (Chile hub) and into Southeast Asia (Philippines hub). The Company raised approximately $15 million during the past year which was used to acquire a controlling interest in the Nicaragua operations, the development and build-out of the Fiesta Casino in San Jose Costa Rica, the moderate expansion of operations in Panama and Guatemala, and the build-out of the Fiesta Casino in Manila. The Company successfully developed this project debt model allowing it to fund and develop these relatively large projects without a strong balance sheet or investor dilution. The Company's share price in January of 2004 averaged US 40 cents and the share price closed at $1.33 on April 29, 2005. Had the company attempted to raise the $15 million at even the 50 cent share price level, our current shareholders would have been diluted by 100%.

Management believes this "project level financing" was the solution to continued growth of our business while avoiding major dilution to the shareholders. This project level debt will be re-paid from the operations cash flow over the next four years which will impact earnings but also build long term value with no dilution to the shareholders. As cash flows increase, this model allows accelerated growth. The Company is now focused on a structured investor relations program in Europe. We strengthened corporate communications that accurately described the strengths of the organization. In Germany, the Company's common shares are now trading under the symbol "OSJ" (ISIN Security No. 886057) on the Frankfurt Stock Exchange. The FSE increases the Company's exposure to European and Asian shareholders who will now have greater trading access to the Company's shares. The CNQ has continued to improve its reputation and systems. We hope that the FSE and the Company's focus on a structured investor relations program will create the necessary synergy that is needed to promote the Company's business and offer optimum value to our shareholders. Management is committed to continue to grow and develop the business. As a result, the Company will continue to incur expenses related to this growth, which will in turn have a negative impact on earnings. However, as new operations begin to add profits, the affect of future development charges on earnings will begin to have a less dramatic impact.

We now count thousands of employees on the Thunderbird team. This team is the most important asset of the Company. It has developed and now manages 17 successful operations in 6 countries. The team will continue to gain momentum in designing, developing and operating recreational properties anchored by casinos in new and existing markets. We believe this group is the best positioned international gaming group to develop the "under $200 million range" projects in emerging markets.

RISK FACTORS

The Company operates in a risky business environment. There are a number of risks inherent to the Company's business. These may be summarized as follows:

a. We are a holding company and our only material source of cash is and will be distributions from our subsidiaries.

We are a holding company with no material business operations of our own. Our only significant asset is the capital stock of our subsidiaries. We conduct virtually all of our business operations through our direct and indirect subsidiaries. Accordingly, our only material sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends or distributions in the future. In addition, our subsidiaries' debt instruments and other agreements limit or prohibit certain payment of dividends or other distributions to us.

b. Servicing our existing indebtedness will require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

As of March 31, 2005, we have approximately US $16 million in debt outstanding. Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. We are a holding company and we conduct substantially all of our operations through our subsidiaries. As a result, our ability to meet our debt service obligations substantially depends upon our subsidiaries' cash flow and payments of funds to us by our subsidiaries. This ability, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. An economic downturn in a region in which we operate, or will operate in the future, may adversely impact on our business, results of operations and financial condition.

Based on our current level of operations and recent acquisitions, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our liquidity needs for the foreseeable future. There can be no assurances, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under its credit facility in an amount sufficient to enable us to pay our indebtedness or to fund its other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

c. The development and construction of new hotels, casinos and gaming venues and the expansion of existing ones are susceptible to delays, cost overruns and other uncertainties, which could have an adverse effect on our business, financial condition and results of operations.

Our future development projects and acquisitions may require significant capital commitments and could result in potentially dilutive issuances of equity securities, the incurrence of additional debt, guarantees of third party-debt, the incurrence of contingent liabilities and an increase in amortization expenses related to goodwill and other

intangible assets, which could have a material adverse effect upon our business, financial condition and results of operations. The development and construction of new hotels, casinos and gaming venues and the expansion of existing ones are susceptible to various risks and uncertainties, such as:

- the existence of acceptable market conditions and demand for the completed project;
- general construction risks, including cost overruns, change orders and plan or specification modification, shortages of equipment, materials or skilled labor, labor disputes, unforeseen environmental, engineering or geological problems, work stoppages, fire and other natural disasters, construction scheduling problems and weather interferences;
- changes and concessions required by governmental or regulatory authorities;
- delays in obtaining, or inability to obtain, all licenses, permits and authorizations required to complete the project; and
- disruption of our existing operations and facilities.

Our failure to complete any new development or expansion project as planned, on schedule, within budget or in a manner that generates anticipated profits, could have a material adverse effect our business, financial condition and results of operations.

d. Conducting business in Latin America, Central America and South East Asia has certain political and economic risks which may affect the results of operations and financial condition of our operations.

We currently own and operate casinos in Panama, Guatemala, Nicaragua, Costa Rica, Venezuela, and the Philippines and are developing and plan to operate one or more hotels, additional casinos and convention centers in these areas. Accordingly, our business development plans, results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in these areas of the world and by changes in policies of the applicable governments or changes in laws and regulations or the interpretations thereof. Our current operations are also exposed to the risk of changes in laws and policies that govern operations of gaming companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. These changes may have a material adverse effect on our results of operations and financial condition.

The general economic conditions and policies in these countries could also have a significant impact on our financial prospects. Any slowdown in economic growth could reduce the number of visitors to our casino operations or the amount of money these visitors are willing to spend.

Current laws and regulations concerning gaming and gaming concessions are, for the most part, fairly recent in these countries and there is little precedent on the interpretation of these laws and regulations. We believe that our organizational structure and operations are in compliance with all applicable laws and regulations where we operate. However, these laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new regulations that differ from our interpretation, which could have a material adverse effect on our results of operations or financial condition.

In addition, our activities in these countries are subject to administrative review and approval by various agencies of state and local governments. We cannot assure you that we will be able to obtain all necessary approvals, which may materially affect our long-term business strategy and operations.

e. We depend on the continued services of key managers and employees. If we do not retain our key personnel or attract and retain other highly skilled employees, our business will suffer.

Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team. We have entered into employment agreements with Messrs. Mitchell, Copeland, Atallah, Hardin and Mraz. However, we cannot assure you that any of these individuals will remain with us. We currently do not have a life insurance policy on any of the members of the senior management team. The death or loss of the services of any of our senior managers or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.

f. We are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

Claims have been brought against us and our subsidiaries in various legal proceedings, and additional legal and tax claims arise from time to time. Some of the litigation claims may not be covered under our insurance policies or our insurance carriers may seek to deny coverage. As a result, we might be required to incur significant legal fees, which may have a material adverse impact on our financial position. In addition, because we cannot predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses. We believe that the ultimate disposition of current matters will not have a material impact on our financial condition or results of operations. Our current litigation claims are the lawsuits described under "Legal Matters"

g. We Are Subject to Extensive Regulation from Gaming Authorities.

Licensing Requirements. As owners and operators of gaming facilities, we are subject to extensive country, state and local regulation. Country, state and local authorities require us and our subsidiaries to demonstrate suitability to obtain and retain various licenses and require that we have registrations, permits and approvals to conduct gaming operations. The regulatory authorities in the jurisdictions in which we operate may, for any reasonable cause, limit, condition, suspend or revoke a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries. We also are responsible for the acts and conduct of our employees on the premises. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved. The suspension or revocation of any of our licenses or the levy on us or our subsidiaries of a substantial fine would have a material adverse effect on our business.

To date, we have demonstrated suitability to obtain and have obtained all governmental licenses, registrations, permits and approvals necessary for us to operate our existing

gaming facilities. However, like all gaming operators in the jurisdictions in which we operate, we must periodically apply to renew our gaming licenses. We cannot assure you that we will be able to obtain such renewals. In addition, if we expand our gaming operations in the jurisdictions in which we currently operate or to new jurisdictions, we will have to meet suitability requirements and obtain additional licenses, registrations, permits and approvals from gaming authorities in these jurisdictions. The approval process can be time-consuming and costly and there is no assurance that we will be successful.

In addition, regulatory authorities in certain jurisdictions must approve, in advance, any restrictions on transfers of, agreements not to encumber or pledges of equity securities issued by a corporation that is registered as an intermediary company with such state, or holds a gaming license. If these restrictions are not approved in advance, they will be invalid.

Potential Changes in Regulatory Environment. From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. In addition, from time to time, certain anti-gaming groups propose referenda that, if adopted, would limit our ability to continue to operate in those jurisdictions in which such referenda are adopted. Any expansion of gaming or any restriction on or prohibition of our gaming operations could have a material adverse effect on our operating results.

Taxes. From time to time, country, state and local governments have considered increasing the taxes on gross gaming revenues. We cannot assure you that such increases will not be imposed in the future. Such increases could have a material adverse effect on our business, financial condition and results of operations.

h. If the Issuer is unable to effectively compete against its competitors, its profits will decline.

The gaming industry is highly competitive and the Issuer's competitors vary considerably by their size, quality of facilities, number of operations, brand identities, marketing and growth strategies, financial strength and capabilities, level of amenities, management talent and geographic diversity. In certain areas, such as Panama, we compete with two Spanish casino operators, Cirsa Unidesa and Franco. Both companies offer a European casino product. The Issuer's product is more similar to a Las Vegas-style casino gaming product. We also compete with other non-gaming resorts and vacation areas, and with various other entertainment businesses.

We expect the competition in our existing markets will intensify as other market participants discover their profitability. The expansion of existing casino entertainment properties, the increase in the number of properties and the aggressive marketing strategies of many of the Issuer's competitors has increased competition in many markets in which the Issuer operates, and this intense competition is expected to continue. These competitive pressures have and are expected to continue to adversely affect the Issuer's financial performance in certain markets.

In particular, the Issuer's business may be adversely impacted by the additional gaming and room capacity in Panama, Guatemala, Nicaragua, Costa Rica, Venezuela, and the Philippines and/or other projects. We will also compete to some extent with casinos

located elsewhere in Latin America, Central America and Asia. The proliferation of gaming venues in these jurisdictions could significantly and adversely affect our financial condition, results of operations or cash flows.

These business risks should be considered in the context of the Company's business, which is described above.

COMPANIES WITH ASSET BACKED SECURITIES OUTSTANDING

Not applicable

COMPANIES WITH MINERAL PRODUCTS

Not applicable

COMPANIES WITH OIL AND GAS ACTIVITIES

Not applicable

IV. DIVIDENDS

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the immediate future. The Company expects to retain its earnings to finance further growth and, when appropriate, retire existing debt and repurchase of shares. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

V. DESCRIPTION OF CAPITAL STRUCTURE

Disclosure of Outstanding Share Capital

	Number	Value*(1)*
Outstanding Common Shares at December 31, 2005	24,864,628	$ 21,632,226
Warrants exercisable	2,345,000	2,040,842
Stock Options exercisable	2,636,795	2,294,012
Balance at December 31, 2005	29,847,218	25,967,080

(1) The closing price of the Company's common shares was US$ 0.87 on December 31, 2005.

Share capital has increased 352,941 shares since December 31, 2004, due to private placements and the exercise of stock options. The Company's auditors have not reviewed these statements or the MD&A.

CONSTRAINTS: NONE

RATINGS: NONE

VI. MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

The common shares of the Company were listed for trading on the Canadian Network Quotation (CNQ) on July 25, 2003. The closing price of the Company's common shares on December 31, 2004 was USD $0.87. The following summarizes the reported high and low prices and the volume of trading of the Company's common shares on the CNQ for the periods indicated:

Trading information in US dollars for trading of the Company's common shares on the CNQ.

For the Month Ended	High ($)	Low ($)	Volume
December 31, 2005	0.95	0.67	223,701
November 30, 2005	0.96	0.67	459,250
October 31, 2005	0.79	0.68	195,800
September 30, 2005	0.87	0.65	133,527
August 31, 2005	0.90	0.70	162,709
July 31, 2005	1.05	0.80	60,200
June 30, 2005	1.20	0.75	191,217
May 31, 2005	1.39	1.16	215,599
April 30, 2005	1.45	0.85	403,358
March 31, 2005	1.25	0.70	331,990
February 28, 2005	0.90	0.60	178,868
January 31, 2005	0.75	0.375	443,334

8.2 PRIOR SALES

Non-applicable

VII. ESCROWED SECURITIES

None

VIII. DIRECTORS AND OFFICERS

NAME, OCCUPATION AND SECURITY HOLDING

As of the record date there were 24,964,628 shares issued and outstanding. The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years:

Name, Municipality of Residence & Position with Company	Director (2) Since	Shares of the Company beneficially owned, directly or indirectly, or controlled or directed; % of ownership	Principal Occupation or Employment for Past 5 years
Jack R. Mitchell (1) Panama City, Panama President, Chief Executive Officer and Director	April 1997	1,601,907 6%	President and Chief Executive Officer of the Company since April 1997.
Albert W. Atallah El Cajon, California USA General Counsel and Director	July 1997	197,500 less than 1%	General Counsel to the Company since July 1997.
Clay Hardin Estes Park, Colorado USA Executive Vice President	N/A	322,000 1%	Vice President of Operations of the Company since April 1997.
Michael G. Fox San Jose, Costa Rica Chief Financial Officer Corporate Secretary	N/A	-0-	Chief Financial Officer for the Company since January 2006.
Jean Duval (1) Carnigan, Quebec, Canada Director	June 2002	239,125 less than 1%	Vice-President of XTL Transport in Ontario from 1990 to 2001; Vice-President of STCH in Quebec from 2001 to the present; Director since June 2002
Salomon Guggenheim (1) Baech, Switzerland Director	June 2002	509,600 2%	Managing Director with Rabo Investment Management Ltd. In Zurich from 1987 to Dec. 2001; self-employed since January 2002; Director since June 2002

Notes:

(1) Member of the Company's Audit Committee.

(2) The directors of the Company received $20,500 in 2005 and $24,000 in 2004, as cash compensation for their services as directors. Directors are eligible to receive stock options pursuant to the Company's stock option plan.

Appointment of Directors. The Articles of Continuance of the Company provide for a minimum of three (3) and a maximum of seven (7) directors. The numbers of directors proposed to be elected at the Meeting are none (0).

Pursuant to the amendment to the articles of the Company (allowing for staggered terms), directors of the Company served for various one, two and three year terms. Albert W. Atallah and Jean Duval are up for election to serve two-year terms expiring at the 2007 AGM or until their successors are elected or appointed. The directors to be elected for a three-year term expiring at the 2007 AGM are Jack R. Mitchell and Salomon Guggenheim.

The articles of the Company permit the directors to appoint directors to fill any casual vacancies that may occur on the board. The articles of the Company also permit the directors to add additional directors to the board between successive annual general meetings so long as the number appointed does not exceed more than one-third of the number of directors appointed at the last annual general meeting. Individuals appointed as directors to fill casual vacancies on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be reelected or replaced.

CEASE TRADE ORDERS, BANKRUPTIES, PENALTIES OR SANCTIONS

To the knowledge of the Company, no director or executive officer or a shareholder holding a sufficient number of securities to affect materially the control of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Company, in the past ten years, no director has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manger or trustee appointed to hold the assets of the director.

CONFLICTS OF INTEREST

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. Under the laws of the Yukon Territories, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will acquire or participate in an new project, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

As at December 31, 2004, the Company, including Thunderbird de Guatemala, Thunderbird Panama in which the Company has a 50% interest, Thunderbird de Costa Rica in which the Company has a 50% interest, Buena Esperanza Limitada in which the Company has a 52.6%

interest and Fiesta Casino Guayana in which the Company has a 29.36% interest, had a total of 1,891 employees. These employees are divided among the Company's operations as follows:

Office Location	Mgmt. & Admin.	Marketing & Sales	Technical Support	Total
Republic of Panama	72	871	10	953
San Diego, CA	5	0	0	5
Venezuela	23	214	21	258
Nicaragua	17	282	16	315
Guatemala	21	64	13	98
Costa Rica	45	202	15	262
Totals:	**183**	**1,633**	**75**	**1,891**

For particulars on the Company's directors and senior officers, see "Directors and Officers".

The foregoing full and part-time personnel are sufficient to meet the Company's stated business objectives. Additional personnel will be added as and when circumstances warrant.

IX. PROMOTORS

None

X. LEGAL PROCEEDINGS

A. International Thunderbird Gaming Corporation vs. Government of Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

B. Brannon vs. International Thunderbird Gaming Corporation and Entertainmens De Mexico S.A. This lawsuit was filed in relation to the Company's investment in the skill game operations in Mexico. Brannon claims that the Company owes him $350,000 stemming from his transfer of all interest he had in the entity, Entertainmens de Mexico. The Company intends to vigorously defend the action and will also file a cross claim against Brannon claiming fraud and misrepresentation of Brannon's assertion that the Company could take over the business and operate the skill game facility. The parties negotiated a standstill agreement in which the case will be delayed until after the NAFTA trial is concluded.

C. Pardini & Asociados v. International Thunderbird Gaming Corporation. This lawsuit was filed in the latter part of 2004. Pardini is a law firm in Panama City Panama claiming that the company owes it fees for assisting in the Panama casino bid back in 1998. The company deems this matter completely frivolous and intends a vigorous defense.

D. The Company's 1999, 2001, and 2002, are under audit by Canada Revenue Agency ("CRA"). On January 26, 2006, the Company received notification of a proposed reassessment from the CRA with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL the Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. By taking this position, the Company avoids the imposition of the penalty. The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this proposed reassessment.

XI. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None

XII. TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the common shares of the Company is Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

XIII. MATERIAL CONTRACTS

The following is the only material contract, other than contracts entered into in the ordinary course of business, proposed to be entered into by the Company or which have been entered into by the Company, and which are still in effect, within the past two years:

> ***Guatemala***. In March 2003, the Company entered into a seven-year contract with ILAC to continue operations of its video lottery terminals at the Camino Real Hotel in Guatemala City. The Company is entitled to 65% of revenue and will be responsible for all operating expenses while ILAC and the Pediatric Foundation share the remaining 35% of revenue.

A copy of this agreement may be inspected during the period of distribution at the office of the Company at 12155 Dearborn Place, Poway, California 92064, subject to compliance with the Company's confidentiality obligations.

XIV. INTERESTS OF EXPERTS

NAMES OF EXPERTS

The auditors of the Company are Oliva, Sahmel & Goddard, Chartered Accountants with offices in San Diego, California.

INTERESTS OF EXPERTS

As of the date hereof, to the best of the Issuer's knowledge and belief, the principals of Oliva, Sahmel & Goddard, as a group, owned beneficially, directly or indirectly, less than 1% of the outstanding Common Shares. Oliva, Sahmel & Goddard has not received, nor will they receive, any interest, direct or indirect, in any securities or other property of the Company or its affiliates in connection with their engagement as auditor.

XV. ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular dated May 20, 2005 for its annual meeting of shareholders of June 24, 2005. Additional information is also provided in the Company's comparative financial statements for its financial year ended December 31, 2005. Copies of such documents may be obtained upon request from the Secretary of the Company.

XVI. ADDITIONAL DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

ADDITIONAL DISCLOSURE

Not applicable

RECEIVED

Form 52-109FT1
Certification of Annual Filings During Transition Period

I, Jack R. Mitchell, Chief Executive Officer and President of Thunderbird Resorts, Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings)* of Thunderbird Resorts, Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 1, 2006

Jack R. Mitchell
President and CEO

Form 52-109FT1
Certification of Annual Filings During Transition Period

I, Michael G. Fox, Chief Financial Officer and Corporation Secretary of Thunderbird Resorts, Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Annual Filings)* of Thunderbird Resorts, Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 1, 2006

Michael G. Fox
CFO & Corporate Secretary

VII. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 AND RECENT DEVELOPMENTS

A. ***Selected Consolidated Financial Information***. The tables set out below set forth selected consolidated financial data. Such data is derived from the consolidated financial statements of the Company, which have been audited by Oliva, Sahmel & Goddard Certified Public Accounts.

The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

	Audited (1) Fiscal Year ended December 31		
For the Period:	2005	2004	2003
Revenue	47,436	25,648	21,786
Net income (loss)	(2,177)	1,362	3,053
Earnings per share - basic	(0.09)	0.06	0.13
Earnings per share - diluted	(0.08)	0.05	0.11
End of period working capital (deficiency)	(8,836)	1,347	(815)
Total assets	56,110	30,501	16,998
Long term debt (2)	23,552	13,438	4,985
Total liabilities	52,247	23,530	12,201
Share capital (3)	21,467	21,288	21,266
Foreign exchange adjustment	(843)	(453)	(415)
Deficit	(17,049)	(14,906)	(16,268)

(1) Under Canadian GAAP.
(2) Excludes the current portion of the long-term debt.
(3) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	15,952	12,545	10,340	8,598	7,710	6,012	6,316	5,610
Income (loss) from continuing operations	(1,325)	(852)	(146)	146	(60)	459	610	353
Net income (loss)	(1,325)	(852)	(146)	146	(60)	459	610	353

Earnings per share – basic	(0.06)	(0.03)	(0.01)	0.01	Nil	0.02	0.03	0.01
Earnings per share – diluted	(0.05)	(0.03)	(0.01)	0.01	Nil	0.01	0.03	0.01

B. ***Comparison of Results of Operations – Year ended December 31, 2005 Compared to Year ended December 31, 2004.***

Revenues for the year ended December 31, 2005 from continuing operations were $47.4 million, an increase of approximately 85.2 percent over 2004 revenues from continuing operations of $25.6 million. The growth in revenues is derived primarily from the Company's controlling interests in its Philippine and Nicaragua entities and in the expansion of operations in Costa Rica. Nicaragua had revenues of $10.8 million for the year, the Philippines recorded revenues of approximately $4.6 million for the year and the Company's 50% interest in Costa Rica generated revenues of $5.8 million for the year. In the cases of the Philippines and Nicaragua the Company records 100% of the revenues and posts a non-controlling interest against profits; while in the case of Costa Rica and Panama the Company records its portion of the revenues, in both cases represented by 50 percent of the total revenues. For comparative purposes, the Company did not have operations in the Philippines in 2004, had acquired controlling interest in Nicaragua in October of 2004, and was operating only 2 properties in Costa Rica during the same period. Therefore, there are no comparative revenues for the 2004 period related to the Philippines and only $1.4 million was recorded for two months of revenues for Nicaragua in 2004. In the Philippines, the Company experienced substantial revenue increases through the year by way of a marked improvement each month in player activity. The Company's 50% interest in Costa Rica generated revenues from 3 casinos and a slot route of approximately $5.8 million for the year. The comparative number in 2004 was $2.0 million and represents operations from just two casinos and a slot route. Guatemala generated revenues of $5 million for the year which is an increase of approximately 25% over the same period in 2004. The 2005 year end results were based on the placement of an additional 99 slot machines compared to the same period in 2004. Panama's local revenue increased $2.7 million or 15% for the year over its comparative 2004 performance. Panama also had an increase of 197 gaming positions over the respective year.

Gaming operations costs increased approximately $7.9 million for the year 2005 compared to the same period in 2004. This is due primarily to the full consolidation of Nicaragua, which accounts for approximately $2.2 million in 2005 versus $900 thousand in 2004. Contributing to the increase is the addition of the Philippines, which accounts for approximately $3.6 million in 2005 versus $nil in 2004. Costa Rica also showed an increase in their costs as a result of the Garden Court casino that opened in March 2005, which amounted to $1 million for the year 2005 over the same period in 2004. Panama and Guatemala collectively experienced an increase of $2 million and related primarily to expanded operations in their respective locations.

General and administrative expenses increased approximately $11.8 million in 2005 over the $9.2 million recorded in 2004. The increase in G&A expenses stems primarily from the Philippines, Nicaragua and Costa Rica operations. The Philippines incurred costs of approximately $3.3 million for the year 2005 versus $20 thousand in 2004. The impact of fully consolidating Nicaragua was approximately $5.5 million for the quarter compared to $333 thousand in 2004. The increase attributed to Costa Rica is approximately $2 million compared to 2004. The increase relates primarily to the costs of operating three casinos compared to just two in 2004. In addition, Costa Rica incurred foreign exchange losses of $245 thousand in 2005 related to revaluation of its liabilities denominated in US dollars. The corresponding impact for

the same period in 2004 was $42 thousand. This expense is absorbed in G&A. The Company's share of Panama's increased G&A expenses was approximately $800 thousand in 2005 over 2004. The G&A expense in the Guatemala operations was essentially flat when compared with 2004.

Project development costs of $2.9 million for the year 2005 relate primarily to development expenses associated with the Company's ongoing efforts in Chile, Philippines and Nicaragua. In addition to the costs associated with presenting polished proposals in Chile, the Company had to submit to the Chilean gaming authority regulatory fees with each bid. The costs attributed to the Philippines related to further development efforts, including the development of Poro Point. In Nicaragua, the costs were associated with the development of the casino at the Camino Real.

Financing costs have increased markedly as a result of the Company's reliance on debt funding for new projects. The charge in the year 2005 was $3.9 million compared to $1.1 million in 2004.

Gain on disposal of equity investment was $1.8 million for the year 2005 compared to $nil for the year 2004. The gain is exclusively related to the Company's sale of its interest in the Venezuela operations. The Company received total consideration of $1.9 million. One million dollars was received in cash at consummation and the balance was secured by a 24 month promissory note with interest. The Company has discounted the balance due of $852 thousand to $740 thousand and collected those funds in January 2006.

Equity gain in equity investees was $142 thousand for the year 2005 compared to $101 thousand recorded in the same period in 2004. The amount in 2005 relates to the Company's equity interest in Venezuela of $92 thousand prior to its sale in August 2005 and its 40% interest in the Philippine Property and development company of $50 thousand. The comparative amount in 2004 includes approximately $280 thousand of profit related to the Company's Venezuela operation, $129 thousand of pre-acquisition profit from its Nicaraguan investment and a write down of $315 thousand related to its contribution to the NAFTA claim against the Mexican Government.

Non-controlling interest for 2005 is related exclusively to the Company's Nicaragua operation. Additionally, the Company has not recorded the minority interest amounts associated with its Philippine operations as there is no liability to the non-controlling parties against which to offset their portion of the losses. As the entity becomes profitable, the Company will take more than its share until the proper equity split is established.

For the year 2005, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of approximately $6.7 million or $0.27 per share. However, the Company's year 2005 performance was impacted by $1.8 million dollar gain verses $nil for 2004 and large development costs of $2.9 million which is $2.3 million over 2004. Excluding the impact of the non recurring items EBITDA in 2005 was $5 million or $0.20 per share as compared to EBITDA of $5.5 million or $0.22 per share in 2004. Excluding development costs and non recurring items EBITDA in 2005 was $7.8 million or $0.32 per share as compared to $6.0 million or $0.25 per share for 2004. The Company's basic loss per share from continuing operations was ($0.09) basic and ($0.08) diluted on a net loss of ($2,177) thousand compared to earnings per share of $0.06 ($0.05 diluted) in 2004 on profits of $1.4 million.

C. ***Comparison of Results of Operations – Fourth Quarter ended December 31, 2005 Compared to Previous quarters in 2005.***

Revenues for the fourth quarter 2005 from continuing operations were $16 million, an increase of approximately $3.4 million over the previous quarter. The growth in revenues is primarily due to Panama which generated $2.1 million over the previous quarter stemming from the expansion of the casino. The Philippines posted an additional $250 thousand in Q4 and the Costa Rica operation posted an additional $166 thousand in Q4.

Gaming operations costs increased approximately $3.1 million for the quarter compared to an average of $3.9 million for the previous three quarters ending September 30, 2005. This was attributable to the Philippines casino, which increase $1.2 million over the average of $600 thousand for the previous three quarters due to reporting only six months of operations during the previous three quarters. The other $1.9 million of the increase was due to the expansions of the casino operations in Panama of $1.3 million, Costa Rica of $400 thousand and Guatemala of $100 thousand over the previous three quarters.

General and administrative expenses increased to approximately $1.0 million for the quarter compared to an average of approximately $5.2 million for the three quarters ending September 30, 2005. This is due primarily to the casino in the Philippines which incurred G&A expenses of $1.4 million in its second full quarter of operation as compared to an average of $600 thousand from Q3 since opening in April 2005. The remaining $200 thousand increase was due to the expansions of the other casino operations.

Project development costs for the fourth quarter were $1.4 million compared to $1.5 million in the previous three quarters and relate to the write off of project development expenses associated with the development of the Camino Real Casino in Nicaragua of $920 thousand, additional development expenses associated with Chile of $130 thousand and the development of ongoing development in the Philippines of $350 thousand.

Equity gain in equity investees was $106 thousand for the fourth quarter of 2005 which included an adjustment to Q3 of $56 thousand to the $36 thousand recorded for Venezuela in Q3 and $50 thousand for the Company's equity interest in the Philippines Property and Development company whose revenues were solely from the management fees charged to the Philippines operating company during the 2005 year. The 2005 Q4 includes an adjustment to the revenues reported for Venezuela through August 11, 2005, the date the Company sold its interest.

Non-controlling interest in both quarters is related exclusively to the Company's Nicaragua operation.

In the fourth quarter of 2005, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations excluding the impact of one time charges was approximately $1.0 million or $0.04 per share for the quarter. Comparatively, The EBITDA for Q3, also excluding the impact of one-time events and development costs, was approximately $4.0 million or $$0.16 per share. Earnings per share continuing operations was ($0.06) in Q4 2005 on a net loss of ($1,325) million for the quarter.

D. *Comparison of Results of Operations - Fiscal Year ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003.*

Revenues for the year 2004 from continuing operations were $25.6 million, an increase of 18% over 2003 revenues from continuing operations of $21.8 million. The growth in revenues is derived primarily from the Company's Costa Rica and Nicaragua entities. The Company's interest in Costa Rica reflects revenues, generated from 2 casinos and a slot route, of approximately $2.0 million for the year 2004. The comparative number in 2003 is $190 thousand and represents just three months of operations from one casino. In October 2004, the Company acquired controlling interest of its Nicaragua entity, in which it previously owned an equity interest of 20.54%. The Company purchased from the majority shareholder an additional 32% of the common stock and now controls 52.6% of the operation. As a result, the Company fully consolidates the assets, liabilities and operating results of Nicaragua and separately identifies the minority interest. The Company recorded essentially 2 months (post-acquisition November and December 2004) of Nicaragua revenues in 2004 amounting to $1.4 million and 2 months (pre-merger January and February 2003) of Nicaragua revenues in 2003 totaling $266 thousand. The increase in Guatemala revenues is attributed in part to 12 months of operation of its Fiesta Café in 2004 versus just 6 months in 2003. The revenues from the Salon were essentially the same in 2004 as in 2003. However, the new Guatemala contract in March 2003 had a favorable impact to revenues with an equally offsetting impact to expenses. The overall impact in Guatemala resulting from the new contract and the café is an increase of approximately $690 thousand over 2003 revenues. Panama's revenue was essentially the same in 2004 as in 2003.

Gaming operations costs increased approximately $2.0 million for the year compared to the same period in 2003. This is due primarily to the addition of Costa Rica, which accounts for $864 thousand in 2004 versus $108 thousand in 2003. The post-acquisition of Nicaragua impact was $890 thousand in 2004 compared to $90 thousand in 2003. The Company's share of Panama's increased operating costs was $412 thousand, which was primarily driven by the additional marketing efforts of the casino. Additional employee-related expenses associated with expansion also factored into Panama's increased costs. The Guatemala operations showed essentially no overall change in its annual expense related to gaming operations compared to the previous year. However, the increase from the 12 months of operating experience of the Fiesta Café in 2004 compared to just 6 months in 2003 was offset by a $285 thousand decrease in the Salon operations, correlating with the terms of the new contract.

General and administrative expenses increased approximately $2.2 million in 2004 over the $7.0 million recorded in 2003. The increase in G&A expenses stems primarily from 12 months of Costa Rica operations compared to 3 months in 2003. The increase attributed to Costa Rica is $716 thousand. The post-acquisition of Nicaragua impact was $301 thousand in 2004 compared to $151 thousand in 2003. The Company's share of Panama's increased G&A expenses was $302 thousand in 2004 over 2003. The Guatemala operations experienced an increase of $552 thousand related almost exclusively to the terms under the new contract. The $285 thousand decrease in gaming operations and approximately $400 thousand increase in reported revenues from the Salon are offsetting factors to this increase. In 2003, the Company created an in-house design group operating out of Panama. The operation generated approximately $130 thousand in revenue in 2004 and expenses of $552 thousand. The design group did not have revenues in 2003 and had $76 thousand in G&A expenses.

Project development costs of $631 thousand for the year 2004 relate primarily to ongoing development in Chile and also include $257 thousand related to the Philippines. The 2003 costs

of $536 thousand include development costs for Chile and pre-opening charges related to the new casino in the Hotel Decameron in Panama. The Company's share of pre-opening costs related to Panama in 2003 were $177 thousand, and the Company's 50% interest in the Chile development accounted for $130 thousand at the end of 2003. The Company also recorded in 2003 pre-opening costs for its Costa Rica efforts.

Equity gain in equity investees and write-down of equity investment of $101 thousand for 2004 includes approximately $280 thousand of profit related to the Company's Venezuela operation. There is an additional $129 thousand of pre-acquisition profit from its Nicaragua investment. Of this amount, $27 thousand belongs to minority interests. The Company also advanced and wrote down the $315 thousand it expended as part of its contribution to the NAFTA claim against the Mexico government. In 2003, the $116 thousand gain includes $302 thousand from the profits of its Nicaragua investment. Of this amount, $63 thousand belongs to minority interests. The Company also advanced and wrote down the $186 thousand it expended as part of its contribution to the NAFTA claim against the Mexico government.

The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of $5.5 million or $0.22 per share. Comparatively, in 2003, the Company achieved EBITDA of $6.9 million or $0.29 per share. However, the 2003 EBITDA includes the impact of one time gains. Excluding the impact of non-recurring items, EBITDA in 2003 was $5.8 million or $0.24 per share compared to $5.2 million or $0.21 per share in 2004. Earnings per share from continuing operations was $0.06 ($0.05 diluted) in 2004 compared to $0.13 ($0.11 diluted) in 2003. Net income for the year was $1.4 million compared with $3.1 million in 2003.

E. ***Capital Resources and Liquidity***. Cash provided by continuing operations for the year ended December 31, 2005 was $2.9 million, an increase of $200 thousand when compared to the $2.7 million provided for the same period ended December 31, 2004. Cash and cash equivalents decreased to $2.2 million at December 31, 2005 from $5.8 million at December 31, 2004. The December 2004 balance included unused funding related to the Philippines project. These amounts were used during the first six months of 2005 for construction and capital expenditures for the project in Manila. Additionally, as a result of the poor initial performance of the operation, it has not generated sufficient cash to meet its obligations. As a result, and with the added impact of financing various projects in development, the working capital has deteriorated as of December 31, 2005 to a deficiency of $8.8 million. As of December 31, 2004 the working capital was $1.3 million. The Company has raised sufficient cash to meet the needs of the operations. The Philippines will become a profit center. Total long-term debt and capital lease obligations at December 31, 2004 were $12.9 million and has increased to $19.6 million at December 31, 2005. The reason for the substantial increase is the assumption of additional debt to finance projects in the Philippines, Costa Rica, Nicaragua and Chile.

The Company raised $180 thousand during the year ended December 31, 2005 by way of issuance of shares on exercise of options and private placements. Private placements account for approximately $159 thousand, all of which was received in the third quarter.

The Company's assets and liabilities increased at December 31, 2005 to $56.1 million from the $30.5 million as at December 31, 2004. The increase is attributable to additional property and equipment secured via the debt funding raised for projects in the Philippines and Costa Rica as well as expansion in Panama, Nicaragua and Guatemala. Assets and liabilities were also impacted by cash deposit requirements related to its bid efforts in Chile. The Company has deposited with various banks amounts needed to secure the necessary bonds required for its

submission of bids in Chile. In the event that the Company is awarded licenses for its submitted projects the bond becomes security to insure the timely performance of meeting the timelines established in the proposal. For the projects in which the Company is not awarded a license, the funds will be released back to the Company. .

The Company anticipates paying its obligations with its cash flow generated from operations and collection of amounts receivable and recoverable, including the proceeds from the sale of its Venezuela interests.

The Company intends to fund its development projects via a combination of commercial bank loans and the funding by private investors.

As of December 30, 2005, the Company had outstanding share options exercisable for up to 3,486,795 common shares at prices ranging from CDN$0.09 to CDN$1.63 per share. If all share options are exercised, to which no assurance can be given, 3,486,795 common shares would be issued generating proceeds of approximately CDN$3,033,512 thousand. There are also 2,345,000 warrants outstanding at CDN$0.15.

F. *Effect of Recent Developments on Operations*

1. **Panama**. The Company completed in November 2005 its expansion at the El Panama Fiesta Casino in Panama. An additional 2,500 square meters was built over three stories and includes a VIP lounge, restaurant and bar with an extra 48 table positions and 75 slot positions. Also in Panama, the operation expanded its casino in David by building 1,000 meters of new gaming space with additional VIP and Poker rooms, 50 additional slot machines and 24 new table positions.

2. **Costa Rica**. In November 2005, the Company opened its fourth casino in Costa Rica in the town of Heredia. The 634 square meter facility has 39 table positions and 79 slot positions.

3. **Nicaragua.** The Company currently has two casinos in operation under the Pharoah's brand. As a result of the hotel fire, the Company is not operating its Fiesta Casino in the Crown Plaza hotel and is assessing whether to reopen in the Crown Plaza or build a stand alone casino a short distance away with a projected completion in Q2 2006.

4. **Philippines.** The Fiesta Casino at Poro Point opened on April 28, 2006. The Fiesta Casino and Resort at Eastridge continues to set record revenues.

5. **Mexico**. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the

establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators decision. The basis of the motion is that the arbitrators decision is manifestly unjust and in total disregard of the law.

6. <u>Chile</u>. The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) *in favor of Thunderbird's* petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006.

7. **<u>Canada Revenue Agency Tax Audit</u>**. The Company's 1999, 2001, and 2002 tax returns were as of January 31, 2006, under audit by CRA. On January 26, 2006, the Company received notification of a proposed reassessment from the Canada Revenue Agency ("CRA") with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL The Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. By taking this position, the Company avoids the imposition of the penalty. The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this proposed reassessment.

G. *<u>Off Balance Sheet Arrangements</u>*

There are no off-balance sheet arrangements to which the Company is committed.

H. *<u>Financial Instruments and Other Instruments</u>*

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

I. *Transactions with Related Parties*

Included in accounts receivable is $2,564,000 (December 2004 - $1,108,000) due from Thunderbird Panama. Also included in accounts receivable is $496,000 (December 2004 - $651,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

Included in accounts receivable is $310,000 (December 2004 - $393,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $312,000 (December 2004 - $192,000) of bonuses payable to the officers included in the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,696,000 (December 2004 - $34,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (December 2004 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2006 or upon ceasing employment.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

J. *Other MD&A Requirements*

Disclosure of Outstanding Share Capital

	Number	Value*(1)*
Outstanding Common Shares at December 31, 2005	24,864,628	$ 21,632,226
Warrants exercisable	2,345,000	2,040,150
Stock Options exercisable	2,636,795	2,294,012
Balance at December 31, 2005	29,846,423	25,966,388

(1) The closing price of the Company's common shares was US$ 0.87 on December 31, 2005.

Share capital has increased 352,941 shares since December 31, 2004, due to private placements and the exercise of stock options. The Company's auditors have not reviewed these statements or the MD&A.

Additional Information

Additional information may be obtained from the Company's AIF or on the Sedar website at: www.sedar.com

Caution: This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs.

THUNDERBIRD RESORTS, INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2005

Oliva, Sahmel & Goddard
CERTIFIED PUBLIC ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Thunderbird Resorts, Inc.

We have audited the consolidated balance sheets of Thunderbird Resorts, Inc. as of December 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements, expressed in United States dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Thunderbird Resorts, Inc. as of December 31, 2004 were audited by other auditors whose report dated April 22, 2005 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"OLIVA, SAHMEL & GODDARD"

San Diego, CA

Certified Public Accountants

April 28, 2006

4510 Executive Drive, Suite 113 – San Diego, CA 92121-3022 Telephone (858) 554-0800 Fax (858) 554-0865

THUNDERBIRD RESORTS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
AS AT DECEMBER 31

	2005	2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,239	$ 5,767
Accounts receivable (Note 15)	5,009	3,124
Prepaid expenses and supplies (Note 3)	2,675	1,546
Deposits (Note 3)	9,087	-
Current portion of amounts receivable	849	248
Total current assets	19,859	10,685
Restricted cash	2,019	1,806
Amounts receivable (Note 4)	108	161
Investments in and advances to equity investees (Note 5)	1,091	1,039
Property and equipment (Note 6)	28,717	13,165
Other assets (Note 7)	4,316	3,645
Total assets	$ 56,110	$ 30,501

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
AS AT DECEMBER 31

	2005	2004
Continued...		
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,142	$ 4,966
Income taxes payable	926	801
Current portion of capital lease obligations	135	12
Current portion of loans payable	17,425	3,474
Current portion of other payables	67	85
Total current liabilities	28,695	9,338
Capital lease obligations	147	32
Loans payable (Note 9)	19,420	12,847
Other payables (Note 10)	2,257	559
Future income taxes (Note 14)	805	754
Total liabilities	51,324	23,530
Non-controlling interest	923	800
Shareholders' equity		
Share capital (Note 11)	21,467	21,288
Contributed surplus (Note 11)	288	242
Deficit	(17,049)	(14,906)
Foreign exchange adjustment	(843)	(453)
Total shareholders' equity	3,863	6,171
Total liabilities and shareholders' equity	$ 56,110	$ 30,501

Nature of operations (Note 1)
Commitments and contingencies (Notes 1 and 16)
Subsequent events (Note 20)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

	2005	2004
REVENUE		
Gaming operations	$ 47,436	$ 25,648
COSTS AND EXPENSES		
Gaming operations	18,395	10,454
General and administrative	20,989	9,211
Project development	2,859	631
Depreciation and amortization	3,231	1,864
Financing costs	3,863	1,075
Equity gain in equity investees and write-down of equity investment (Note 5)	(142)	(101)
Gain on disposal of investments (Note 5)	(1,757)	-
	47,438	23,134
Income before income taxes	(2)	2,514
Income taxes (Note 14)		
Current	1,361	932
Future	421	140
	1,782	1,072
Loss from continuing operations before non-controlling interest	(1,784)	1,442
Non-controlling interest (Note 5)	393	80
Net loss for the year	(2,177)	1,362
Deficit, beginning of year	(14,906)	(16,268)
Deficit, end of year	$ (17,049)	$ (14,906)
Basic earnings per share (Note 12)		
Continuing operations	$ (0.09)	$ 0.06
Diluted earnings per share (Note 12)		
Continuing operations	$ (0.08)	$ 0.05

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Income from continuing operations	$ (2,177)	$ 1,362
Items not affecting cash:		
Depreciation and amortization	3,231	1,864
Equity gain in equity investments	(142)	(101)
Future income taxes	421	140
Gain on disposal of investments	(1,757)	-
Stock-based compensation	46	177
Non-controlling interest	393	80
Other	(147)	120
Changes in non-cash working capital items:		
Decrease in accounts receivable	(1,885)	(512)
Decrease in prepaid expenses and supplies	(1,354)	(1,571)
Increase (decrease) in accounts payable and accrued liabilities	(270)	521
Increase in income taxes payable	153	291
Increase in accrued liabilities	6,355	295
Net cash provided by operating activities	2,867	2,666
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans receivable, net	(548)	232
Expenditures on capital assets, net	(18,659)	(8,017)
Proceeds on sale of equity investment	1,148	-
Investment in and advances to equity investees	697	(166)
Increase in restricted cash	(213)	(863)
Increase in other assets	(442)	(843)
Net cash used in investing activities	(18,017)	(9,657)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from issuance of common shares	180	22
Loans payable	24,529	16,811
Funding of cash deposits	(9,087)	-
Repayment of loans and leases payable	(3,614)	(6,171)
Net cash provided by financing activities	12,008	10,662

- *continued* -

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

		2005		2004
Continued...				
Effect of foreign exchange on cash and cash equivalents		(386)		(54)
Change in cash and cash equivalents during the year		(3,528)		3,617
Cash and cash equivalents, beginning of year		5,767		2,150
Cash and cash equivalents, end of year	$	2,239	$	5,767
Supplemental disclosure with respect to cash flows (Note 13):				
Interest paid	$	3,744	$	1,014
Income taxes paid		1,606		808

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

1. NATURE OF OPERATIONS

Thunderbird Resorts, Inc.'s (the "Company") primary business activity is the provision of services to the gaming industry. The Company is, or has been involved in, the following business activities:

- Managing gaming operations under a Casino Administration and Operations contract dated January 29, 1998 at six casinos in the Republic of Panama in which the Company also has a 50% interest;

- Managing a video lottery operation in Guatemala, on a revenue and net profit sharing basis, under a Service and Supply agreement which expired in February 2003. In March 2003, the Company entered into a new five year agreement whereby the Company receives 65% of the net wins, which is defined as total revenues less awards paid and taxes withheld from award winners, and incurs 100% of the operating costs. The agreement expires in March 2008;

- Managing a gaming operation in Costa Rica, of which the Company retained a 50% interest in October 2003;

- Managing gaming operations in Nicaragua through its majority owned subsidiary Buena Esperanza Limited, S.A. ("Buena"). In March 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited S.A. ("Hopewell"). The Company owned a 20.54% equity interest in the merged entity. In October 2004, the Company purchased an additional 32% of the common shares and now controls 52.6% of the operations, which has two casinos;

- Managing a casino and hotel in the Philippines, which opened in April 2005, in which the Company has a 60% interest (Note 9e). In conjunction with the terms of the agreement with its local partners, the Company also has a 40% equity interest in a property and development company; and

- Managed the Fiesta Casino-Guayana in Puerto Ordaz, Venezuela, which opened in August 2001, in which the Company owned 31.5% equity interest, the Company sold its 31.50% equity interest in August of 2005 and is no longer managing the Casino.

1. NATURE OF OPERATIONS (Cont'd...)

- Managed operations at three skill game locations in Mexico in which the Company had an equity interest. During 2001, the Mexican government closed the skill game facilities in Matamoros, Nuevo Laredo and Reynosa, Mexico in which the Company had an equity interest, alleging the operations are in violation of the law. The Company has filed a $100 million claim under section 11 of the North American Free Trade Agreement ("NAFTA") subsequent to exhausting all other avenues for an equitable settlement with the Mexican government. A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

The Company actively evaluates new opportunities presented or identified from time to time in the gaming industry. The relative importance of each business is based on the revenues generated from each segment.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries and, on a proportionate basis, the accounts of its joint ventures. Significant inter-company balances and transactions with subsidiaries and the Company's proportionate share of inter-company balances and transactions with joint ventures are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability of accounts and amounts receivable, investments, property and equipment and other assets, the amortization rates of capital assets and other assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have original maturities of three months or less.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Accounts and amounts receivable

Accounts and amounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily includes receivables due from the Company's non-eliminated interests in its Panama joint venture. Amounts receivable primarily consists of notes receivable from various parties as described in Note 4. The Company estimates allowances on amounts receivable when there are indications that an impairment exists, at which point the amounts will be written down to their collectible values.

Restricted cash

Restricted cash includes the Company's portion of the casino's bankroll and hopper loads in the Republic of Panama, Nicaragua, Costa Rica, Guatemala, and the Philippines.

Investments in and advances to equity investees

The investments in and advances to equity investees are accounted for using the equity method. Under the equity method, the original cost of the investee is adjusted for the Company's share of post-acquisition earnings or losses and is reduced for dividends received.

Property and equipment

Property and equipment are recorded at cost. Amortization of property and equipment is provided on a straight-line basis over their estimated useful lives as follows:

Building	30 years
Furniture, fixtures and equipment	3 – 5 years
Gaming operations equipment	3 – 5 years
Leasehold improvements	Over the lease term
Machinery and equipment	3 years
Vehicles	3 – 5 years

Other assets

Other assets include the Company's proportion of the fee for the right to operate casinos and slot machines in the Republic of Panama and the Philippines and deferred financing charges on long term-debt. The Company's proportion of the fee to operate in Panama has been capitalized as license rights and is being amortized on a straight-line basis over 20 years, being the term of the operating rights. Philippines will be amortized over 39 months, being the initial term of the operating license. The deferred financing charges are amortized over the term of the related debt.

The Company's acquisition of control in Nicaragua produced goodwill, which is included under this category. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is tested for impairment annually with the excess of the carrying value amount over the fair value of goodwill, if any, charged to operations in the period the impairment occurred.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Long-lived assets

Effective January 1, 2003, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

Also effective May 1, 2003, the Company adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are classified as held for sale. The related results of operations from these assets classified as held for sale are reported as discontinued operations if certain criteria are met, with reclassification of prior years' related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Withholding taxes, where applicable, on earnings of foreign operations are provided in the accounts only to the extent earnings are expected to be repatriated.

Revenue recognition

The Company recognizes as gaming revenues the net win from gaming activities which is the difference between coins and currencies deposited into the machines and payments to customers and, for other games, the difference between gaming wins and losses.

Project development and pre-opening costs

Project development costs incurred in an effort to identify and develop new gaming locations are expensed as incurred. Pre-opening costs for new projects that are not recoverable from third parties are expensed as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Reporting currency and foreign currency translation

The temporal method is used to translate the financial statements of fully integrated operations. Under this method monetary assets and liabilities have been translated at the year end rate. Non-monetary assets and liabilities are translated using historical exchange rates and revenues and expenses are translated at average rates for the period with any resulting gain or loss charged to operations.

The current rate method is used to translate the financial statements of self sustaining foreign operations. Under the current rate method, assets and liabilities are translated at exchange rates in effect at the balance sheet date and items in the statement of operations are translated at weighted average rates. Exchange gains and losses arising from the translation of the financial statements are deferred and included in the foreign exchange adjustment account in shareholders' equity until there has been a realized reduction in the net investment. The foreign exchange adjustment account relates mainly to the Company's Guatemalan and Nicaraguan operations.

An exception to the use of the current rate method for translating the financial statements of self sustaining foreign operations may occur when the economic environment of the foreign operation is highly inflationary. In such events, the temporal method is used to translate the financial statements of the foreign operation. However, no such circumstances existed as at December 31, 2005 and 2004.

Earnings per share

Basic earnings per share is calculated using the weighted-average number of shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares.

Comparative figures

Certain of the prior year's figures have been reclassified to conform with the presentation adopted in the current year.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

3. PREPAID EXPENSES, DEPOSITS AND SUPPLIES

	2005	2004
Deposits	$ 9,087	$ 627
Parts and Supplies	1,040	-
Prepaid expenses	1,688	919
	$ 11,815	$ 1,546

Deposits

The Company has been actively pursuing development opportunities within Chile and has identified four possible locations where it can establish integrated hotel-casino-tourism operations that are to be held in individual operating companies. These companies were required to bid for casino licenses in their respective markets. A major requirement of these bids was to secure performance bonds equivalent to 5% of the total investment, pursuant to the Chile Casino Law. Included within the prepaid expenses and deposits for 2005 are performance bonds issued in the amount of $9,087,000 to the Chilean Gaming Regulators, which guarantee the Company will fulfill its investment commitments within two years from the bid award for the casino facilities and within three years for other proposed businesses (i.e. hotels). For operating companies that offer losing bids, bonds will be released within 30 days of notification. For operating companies that win bids, bank bonds will need to be renewed until investment commitments are fulfilled. The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) in favor of Thunderbird's petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006.

The Company entered into an agreement with three banks, Multi Credit Bank of Panama,, Banco Bilbao Vizcaya Panama (BBVA Panama) and Banco Bilbao Vizcaya Chile (BBVA Chile) whereby the banks would supply the security for and issuance of the performance bonds. (Note 9c)

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

4. AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

		2005		2004
The Fantasy Group S.A.	$	130	$	205
New Tides CV		740		-
Hopland Band of Pomo Indians		49		168
Other		38		36
		957		409
Current portion of amounts receivable		(849)		(248)
	$	108	$	161

a) The Fantasy Group, S.A.

The Company has an unsecured promissory note dated June 4, 2003, with 48 monthly payments of principal and interest of $5,200, beginning March 2004. The president and principal of The Fantasy Group, S.A. is coordinating the Company's efforts to establish its operations in Chile.

b) New Tides CV

The Company completed the sale of its 32% equity interest in the Fiesta Casino operation located in Venezuela for two million dollars to be paid one million dollars in cash and one million dollars pursuant to a promissory note. The note had an interest rate of 14% with 24 monthly payments of $48,000 beginning September 15, 2005 and maturing on August 15, 2007. The Company received $148,000 in principal payments on this note as of December 31, 2005 and discounted the remaining principal of $852,000 to $740,000 as consideration for early payment of the note, which was received in January 2006.

c) Hopland Band of Pomo Indians

The Company previously entered into various agreements for the financing, design and construction of a gaming facility on the Hopland Indian Reservation ("Hopland") which included a one-half interest in a Gaming Hardware Lease Agreement (the "Lease"). Pursuant to a settlement agreement dated May 31, 2002, Hopland agreed to pay the Company $750,000 in satisfaction of all obligations owing under the Lease and accordingly, the Company recorded a recovery of $750,000. The amount receivable from Hopland bears interest at 12% per annum and is repayable in monthly installments of $24,900.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

5. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company managed operations at one gaming operation in Venezuela (Note 5b), and managed operations in various skill game locations in Mexico (Note 5a). The Company has an equity interest in a property and development company in the Philippines (Note 5d). The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:

	2005					2004			
	Philippines	Mexico	Venezuela	Other	Total	Philippines	Mexico	Venezuela	Total
Investment and advances	$ 829	$ 1,743	$ (229)	$ 118	$ 2,461	$ 163	$ 1,771	$ 2,240	$ 4,174
Gain (loss / write down) of equity investment	-	(1,743)	373	-	(1,370)	-	(1,771)	(1,364)	(3,135)
	$ 829	$ -	$ 144	$ 118	$ 1,091	$ 163	$ -	$ 876	$ 1,039

The Company is entitled to recover the advances that funded certain pre-opening costs from the first available cash flows of the operations. The advances are non-interest bearing.

The equity losses of the Company's investees include pre-opening costs which are expensed by the investees in the year the costs are incurred.

The non-controlling interest of $393,000 for 2005 (2004 - $80,000) is related exclusively to the Company's Nicaraguan operation.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

5. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES (cont'd…)

a) In Mexico, as at December 31, 2005 and 2004, the Company had a 37% equity interest in the operation located in Matamoros, a 33% equity interest in the operation located in Nuevo Laredo, and a 40% equity interest in the operation located in Reynosa, which was opened during 2001.

   As described in Note 1, during the year ended December 31, 2001, the Mexican government closed the three skill game facilities in Mexico in which the Company has an equity interest, alleging the operations are in violation of the law. Although the Company has filed a $100 million NAFTA claim against the Mexican government in relation to the closure of the Mexican operations, at December 31, 2001, the Company had written-down its investment in Mexico to $Nil due to the uncertainty of being able to recover its investment. Additional advances have been made during the years ended December 31, 2005 and 2004 in proportion to the Company's equity interest in order to fund the legal dispute with the Mexican government. A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrator's decision is manifestly unjust and in total disregard of the law.

b) The Company had a 31.5% (2004 – 29%) equity interest in the Venezuelan operation. During the year ended December 31, 2001, this interest was transferred, through a series of transactions, to a subsidiary in which a third party holds a non-controlling interest. During the year ended December 31, 2001, a portion of the Company's advances to the Venezuelan operation was capitalized to equity, thereby increasing the cost of its investment. During the year ended December 31, 2002, the subsidiary was re-structured to remove the third party minority interest and the Company recorded an impairment charge of $149,000 to reduce the balance of the investment and advances to the estimated net realizable value. During the year ended December 31, 2003, the subsidiary was restructured to add another shareholder, thereby decreasing the Company's equity interest. Effective January 1, 2005, the Company is receiving monthly repayment of its advances. On August 11, 2005 the Company's equity interest was sold and only advances have remained outstanding for which the Company is continuing to receive a monthly repayment.

c) The Company has a 40% equity interest in a Philippine entity that will be used to further develop the operations of the casino and hotel in Manila. The amounts advanced in 2005 and 2004 were used by the entity for development, per the terms of the agreement with the Company's Philippine partners. Advances made by the Company will be repaid as cash flow allows.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

6. PROPERTY AND EQUIPMENT

	2005			2004		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Gaming operations equipment	$ 12,388	$ 5,415	$ 6,973	$ 7,171	$ 4,040	$ 3,131
Leasehold improvements	17,785	2,160	15,625	7,625	1,325	6,300
Machinery and equipment	2,581	1,212	1,369	1,329	866	463
Furniture, fixtures and equipment	4,755	1,846	2,909	2,943	1,454	1,489
Building	1,086	132	954	1,086	133	953
Land	690	-	690	690	-	690
Vehicles	344	147	197	252	113	139
	$ 39,629	$ 10,912	$ 28,717	$ 21,096	$ 7,931	$ 13,165

7. OTHER ASSETS

	2005	2004
Panama gaming license, net of amortization of $688,000 (2004 - $533,000)	$ 1,087	$ 1,176
Philippines gaming license, net of amortization of $93,000	457	-
Goodwill on Nicaragua investment (Note 8)	1,306	1,306
Deferred finance charges	246	485
Other	1,220	678
	$ 4,316	$ 3,645

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

8. PURCHASES AND ACQUISITIONS

In October 2004, the Company acquired control of its Nicaraguan investment by purchasing an additional 32% of the issued and outstanding shares of Buena, for total current ownership of 52.6%. The purchase price for the additional shares was approximately $1.6 million in cash. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition.

The purchase price was allocated as follows:

Cash and cash equivalents	$	431
Accounts receivable and other assets		198
Property, plant and equipment		3,022
Accounts payable and accrued liabilities		(936)
Loans payable		(936)
Minority interest *(1)*		(1,479)
Goodwill		1,306
Consideration paid	$	1,606

(1) Included in the minority interest amount is the 26% represented by the Company's majority-owned subsidiary, Panama BVI 1. The minority interest associated with the 26% is eliminated at consolidation.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE

Loans payable consist of the following:

		2005		2004
The Company and wholly owned subsidiaries:				
13% loan payable due in monthly installments of principal only of $10,000, maturing December 2007 and secured by a certain lease of gaming machines (Note 9a).	$	240	$	380
Mortgage and remodel loan due in monthly principal installments of $3,333 plus interest at the Bank of Panama prime rate plus 0.5%, maturing October 2013.		390		418
14% (16% upon the occurrence of an event of default) term loan due in monthly payments of principal and interest of $105,057, maturing June 2007 and secured by the shares of Thunderbird Panama (Note 9c).		1,698		2,648
Term loan with semiannual principal payments due of $215,799 and quarterly interest payments due at Bank of Panama prime plus 4.5%, maturing October 2009 and secured by the shares of Buena Esparanza.		1,726		2,158
Term loan 14% (20% upon the occurrence of an event of default) interest paid quarterly plus $4,500 per quarter in administration fees, principal due upon maturity on July 31, 2006		1,500		-
5% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, secured by cash deposited in term deposit account with bank, and shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c).		-		-
9% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, proceeds from loan are deposited in term deposit account with bank, and secured by shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c)		2,250		-
9% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, proceeds from loan are deposited in term deposit account with bank, and secured by shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c)		4,501		-

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd…)

	2005	2004
12% note payable, principal and interest due within 120 days of winning casino licenses for Chile Projects. If no licenses are won the interest rate will be reduced to 8% with principal and interest paid over 84 months (Note 9f)	1,150	-
14% note payable, one half of interest due monthly, remaining interest and principal due August 31, 2006 (Note 9b)	850	-
8.25% note payable due in monthly installments of $6,221 including interest maturing December 9, 2007	159	-
Panama:		
Comercial loan with Banco Bilbao Vizcaya Argentaria (Panama), S.A. Principal $1,800,000 with interest rates 8.75% - 10%, maturing January 2007 – September 2013	1,294	401
Commercial loan with Banco Atlantico (Panama), S.A., Principal $175,000, with an interest rate of 7.5% plus FECI, maturing December 2008	128	-
Commercial loan with Banistmo, S.A., Principal $182,135 with an interest rate of Prime rate plus 1.75%, maturing November 2008	176	-
Commercial loan with Cooperativa de Ahorro y Credito Colfi, R.L., Principal $750,000 with an interest rate 14% maturing January 2010.	750	-
Commercial loan with Hemisphere Bank, Principal $282,193 with an interest rate of 7.25% maturing January – August 2007.	127	213
Commercial loan with AGM Holding Corporation, Principal $50,000 with an interest rate of 10%, maturing October 2009	49	-
Commercial loan with Mezzogramo, S.A., Principal $250,000 with an interest rate of 9%, maturing April 2006	250	-
Commercial loan with Atronics Americas LLC, Principal $61,960 with an interest rate of 8%, maturing January 2005	-	32
Commercial loan with Internacional Gaming Technology, Principal $1,205,177 with interest rates between 8% and 10%, maturing December 2005 to July 2007	186	243
Commercial loan with WMS Gaming, Principal $324,423 with interest rates between 6.75% and 7.5%, maturing February 2006 to July 2007	46	-

- *continued* -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2005	2004
Panama: (cont'd...)		
Commercial loan with Octavian Internacional Limite, Principal $65,739 with zero interest, maturing May 2005.	-	66
Mortgage Bond with Banco Bilbao Vizcaya Argentaria (Panama), S.A., Principal $644,321 with an interest rate of prime plus 3%, maturing July 2007 to July 2014.	417	574
Mortgage Bond with Banco Continental, S.A. Principal $644,321 with an interest rate of prime plus 3%, maturing July 2007 to July 2014	417	574
Credit line with Banistmo, S.A. Principal outstanding $326,276, with an interest rate of prime plus 1.75%, maturing February 2006.	326	-
Note payable with Ambar Financial, Inc. Principal $13,810 with an interest rate of 12% maturing April 2006 (Note 15).	3	10
Note payable with Ancar Holdings, Corp., Principal $50,030 with an interest rate of 14%, maturing November 2009 (Note 15).	48	-
Note payable with Argona Financial, Principal of $13,810 with an interest rate of 12%, maturing April 2006 (Note 15).	3	10
Note payable with Atlantic Sales Co. Ltd., Principal $200,120 with an interest rate of 14%, maturing December 2009 (Note 15).	200	-
Notes payable with Calimar Valle, S.A., Principal $55,519 with an interest rate of 12% and 14%, maturing April 2006 and November 2009 (Note 15).	49	4
Notes payable with Corporate & Financial Services, Principal $211,182 with interest rates of 12% and 14%, maturing April 2006 and March 2010 (Note 15).	202	8
Note payable to Ivan Jurado Abadia, Principal $28,015 with an interest rate of 14%, maturing February 2010 (Note 15).	25	-
Note payable to Ivan Jurado Tribaldos, Principal $50,030 with an interest rate of 14%, maturing February 2010 (Note 15).	50	-
Note payable to Jorge Jurado Abadia, Principal $28,015 with an interest rate of 14%, maturing February 2010 (Note 15).	25	-

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2005	2004
Panama: (cont'd...)		
Note payable to Servicios Electricios, S.A., Principal $55,519 with interest rates of 12% and 14%, maturing April 2006 and February 2010 (Note 15).	51	4
Note payable to Universal Marketing Group, Ltd., Principal $749,640 with interest rates of 12% to 14%, maturing November 2009 (Note 15).	738	-
Costa Rica:		
16% note payable due in monthly installments of $82,382 including interest, maturing July 2008 (Note 9d).	1,877	2,150
9% note payable due in monthly installments of $11,925 including interest, maturing July 2007.	213	329
14% note payable due in monthly installments of $11,962 including interest, maturing October 2008 (Note 9g)	684	-
14% note payable due in monthly installments of $23,925 including interest, maturing October 2008 (Note 9h)	350	-
12% note payable due in monthly installments of $8,326 including interest plus $.38 per day per machine up to 166 machines, maturing October 2010	250	-
Philippines:		
14% note payable due in monthly installments of $102,517 including interest, maturing December 2008 (Note 9b and 9d).	4,000	3,000
14% note payable due in monthly installments of $73,994 including interest, maturing December 2008 (Note 9d).	3,384	2,165
14% note payable due in monthly installments of $120,399 including interest, maturing August 2010 (Note 9i).	3,450	-
12% note payable due in monthly installments of $43,913 including interest, maturing August 2009.	1,500	-

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. **LOANS PAYABLE** (cont'd...)

	2005	2004
Nicaragua:		
9.5%, 10.5% and 13.25% notes payable due in monthly installments of $15,910, $5,979, $6,715, and $17,065 including interest, maturing March 2008, September 2014, May 2010, and March 2006, respectively and secured by local property.	811	772
9.5% note payable due in monthly installments of $9,601 including interest, maturing January 2009 and secured by local property. (Note 15).	302	164
	36,845	16,321
Current portion of loans payable	(17,425)	(3,474)
	$ 19,420	$ 12,847

Unless specifically noted in the stated terms, all loans identified above are unsecured.

a) 13% loan:

During the year ended December 31, 2000, the Company renegotiated the terms of a loan on which it was in arrears in payments and in default. The loan was replaced by the 13% interest rate loan amortized over 26 months with monthly payments of principal and interest of $33,000. During the year ended December 31, 2001, the Company was again in arrears and in default and renegotiated the terms of the loan. The loan amortization period was extended to 48 months with monthly payments of principal and interest of $21,270. During the period subsequent to the renegotiation and as at December 31, 2001, the Company was in violation of certain covenants specified under the terms of the loan. The Company obtained a waiver from the lender as of December 31, 2001 through January 1, 2004 and therefore, has classified the short-term and long-term portions of the loan in accordance with the renegotiated terms. During the year ended December 31, 2002, the Company renegotiated the terms to $10,000 per month for 73 months, without interest (13% payable upon default). During the year ended December 31, 2004, pursuant to the terms of the renegotiated agreement, the Company committed to increasing to $20,000 the monthly payment for July 2004 through April 2005. The ten months of increased payments reduces the maturity date to December 2007.

b) 14% term loan:

During the year ended December 31, 2004, the Company entered into agreement to replace its 14% term loan (Note 11) with a new term loan and new lender. Effective September 2004, the Company entered into a contract facility with a capacity of $6.9 million secured by the Company's 50% interest in the Panama operations. The facility called for $2.9 million to replace the existing loan and an additional $4 million to be used as a source of funding the Company's development efforts. As of December 31, 2004, the lender funded development efforts in Costa Rica for $1 million (Note 9d) and the Philippines for $3 million (Note 9e) at the prevailing terms associated with the respective project. Repayment of the development loans are the same as the terms for all investors associated with the specific project.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

b) 14% term loan (cont'd)

In August 2005 this term loan was amended to include additional funding of $0.5 million for new equipment purchases in Costa Rica, $1.5 million paid down in 2005 to $0.85 million to fund additional development expenses for Chile and to increase the funding for the Philippines to $4 million and renegotiated the terms of the Philippine funding.. (Note 9e). As additional consideration for the Chile funding the lender received 1% of the Company's interest in each of the projects where the company placed a bid and as consideration for the refinancing and additional funding on the Philippines the lender received 5% of the authorized stock of the Poro Point Project.

c) 5% and 9% term loans:

During the year ended December 31, 2005, the Company entered into an agreement with three banks, Multi Credit Bank of Panama,, Banco Bilbao Vizcaya Panama (BBVA Panama) and Banco Bilbao Vizcaya Chile (BBVA Chile) whereby the banks would supply the security for the issuance of the performance bonds as security for the bids placed on six projects in Chile. The total amount of the funding was $8.3 million, which was used to purchase term deposits and other marketable securities to be held at the bank for security against performance bonds issued for the bids on the Chile projects. This agreement is secured by a pledge of the Company's dividend paid by its subsidiary International Thunderbird Gaming (Panama) Corporation and the Company's shares in the Chilean subsidiaries.

d) 16% term loans:

During the year ended December 31, 2004, the Company's Costa Rica operation raised $4.3 million and an additional $0.4 million during the year ended December 31, 2005 to fund the new casino project in San Jose. The $4.7 million was raised as a debt instrument bearing interest at 16% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 20% equity interest in the San Jose casino (Note 20) and is secured by the shares of the corresponding entity. One million dollars of the $4.3 million was provided under the Company's $6.9 million agreement (Note 9c) and accordingly is secured by the Company's 50% interest in Panama.

e) 14% term loans:

During the year ended December 31, 2004, the Company raised $5.2 million and an additional $2.3 million in 2005 to fund the new casino and hotel project in Manila, the Philippines. The $7.5 million was raised as a debt instrument bearing interest at 14% per annum over 48 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting, equity interest in the operations in Manila (Note 20) and is secured by the shares of the corresponding entity. In August of 2005 $4 million of this funding was refinanced whereby the interest only payments were extended through August 31, 2006 followed by 36 months of principal and interest payments.

f) 12% note payable

During the year ended December 31, 2005, the Company's Chilean operation raised $1.2 million to fund additional development costs and deposits to move forward through the bid process in Chile. The $1.2 million was raised as a debt instrument bearing interest at 12% per annum principal and interest due within 120 days of winning casino licenses for the Chile projects. If the Company does not win any Casino licenses then the loan will be paid directly by the Company bearing interest at 8% per annum over 84 months. The debt instrument allows for a 7% equity interest of the Company's and partners share of the Chilean operation.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd ...)

g) 14% note payable

During the year ended December 31, 2005, the Company's Costa Rican operation raised $1.4 million to fund the development of a new casino project known as Heredia. The $1.4 million was raised as a debt instrument bearing interest at 14% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new casino and is secured by the shares of the corresponding entity.

h) 14% note payable

During the year ended December 31, 2005, the Company's Costa Rican operation raised $0.7 million to fund the development of a new slot route project known as Operacion Banshai. The $0.7 million was raised as a debt instrument bearing interest at 14% per annum over 48 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new casino and is secured by the shares of the corresponding entity.

i) 14% note payable

During the year ended December 31, 2005, the Company's Philippine operation raised $3.45 million to fund the development of a new casino project known as Poro Point. The $2.45 million was raised as a debt instrument bearing interest at 14% per annum over 54 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The remaining $1.0 million was raised as a debt instrument bearing interest at 14% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new casino and is secured by the shares of the corresponding entity.

10. OTHER PAYABLES

	2005	2004
Support Consultants, Inc.	$ 7	$ 16
Former directors and former associated companies	265	339
Due to related parties	705	-
Severance and other	1,347	289
	2,324	644
Current portion of other payables	(67)	(85)
	$ 2,257	$ 559

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

10. OTHER PAYABLES (cont'd...)

Support Consultants, Inc.

On July 1, 2002, the Company entered into an agreement with Support Consultants, Inc. ("SCI") pursuant to which the Company, as a result of settlements with various California Native Tribes, agreed to pay SCI an additional $263,000 recorded as a reduction of amounts recovered from the Tribes. The Company also agreed to combine all amounts owing to and from SCI resulting in a net payable of $214,000 of which $207,000 has been paid to December 31, 2005. The remaining amount is repayable on a pro-rata basis from the amounts received from Hopland.

Former directors and associated companies

Effective December 31, 2002, the Company renegotiated the terms on accrued liabilities of $468,000, owed to former officers and an associated company. The repayment terms were extended to installments of $5,000 per month from January 1, 2003 to June 1, 2004, then $6,500 per month from July 1, 2004 to June 1, 2005 and then $5,000 per month to June 1, 2010.

11. SHARE CAPITAL

Holders of common shares are entitled to one vote for each share held. There are no restrictions that limit the Company's ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company's common stock has no par value.

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
Balance as at December 31, 2003	24,311,687	$ 21,266	$ 65
Exercise of options	200,000	22	-
Compensation expense	-	-	177
Balance as at December 31, 2004	24,511,687	21,288	242
Exercise of options	168,830	20	-
Issued	184,111	159	
Compensation expense	-		46
Balance as at December 31, 2005	24,864,628	$ 21,467	$ 288

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL (cont'd ...)

Warrants

	2005			2004		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Outstanding, beginning of year	2,345,000	CDN$	0.15	2,345,000	CDN$	0.15
Cancelled				(2,345,000)		0.15
Issued	-		-	2,345,000		0.15
Outstanding, end of year	2,345,000	CDN$	0.15	2,345,000	CDN$	0.15

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL (cont'd ...)

Options

The Company, through its Board of Directors and shareholders, adopted a July 1, 1997 Stock Option Plan. The Company has granted a number of stock options and entered into various agreements for which up to 3,486,795 shares are available for purchase pursuant to options granted under this plan. All of the stock options issued under this plan are nontransferable and terminate on the earlier of the expiry date or 30 days after the grantee ceases to be employed by the Company. All options are vested when issued.

	Number of Shares	Weighted Average Exercise Price (CDN $)
Balance as at December 31, 2003	2,526,984	0.38
Granted	1,064,000	0.53
Exercised	(200,000)	0.14
Cancelled	(281,608)	0.68
Balance as at December 31, 2004	3,109,376	0.42
Granted	1,653,749	0.78
Exercised	(168,830)	0.13
Expired	(1,107,500)	0.95
Balance as at December 31, 2005	3,486,795	$ 0.44
Number of options currently exercisable	2,636,795	$ 0.31

The following table summarizes information about the stock options outstanding at December 31, 2005:

Range of Exercise prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price (CDN $)
$0.09 - $0.40 (CDN$)	1,892,046	2.49 years	$ 0.21
$0.41 - $0.69 (CDN$)	631,000	2.58 years	0.49
$0.70 - $1.19 (CDN$)	938,749	6.22 years	0.86
$1.20 - $1.70 (USD$)	25,000	4.32 years	1.61
	3,486,795	3.52 years	0.44

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL (cont'd...)

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of operations and deficit using the fair value based method of accounting for all options issued on or after January 1, 2003. During the current year, the Company granted 1,653,749 stock options with various vesting periods with a fair value of $46,000, which is included in general and administrative expense.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

	2005	2004
Risk-free interest rate	4.0%	4.0%
Expected life of options	5 years	5 years
Annualized volatility	70%	70%
Dividend rate	0%	0%

12. EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	2005	2004
Weighted average shares used in computation of basic earnings per share	24,673	24,500
Effect of diluted securities		
Stock options and warrants	3,461	2,612
Weighted average shares used in computation of diluted earnings per share	28,134	27,112
Net income for the year	$ (2,177)	$ 1,362

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

13. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended December 31, 2004 included:

a) The Company recorded $203,000 in income as part of its recovery related to its lawsuit filed in Costa Rica. The Company received as its settlement 300 machines, which were booked at the value of the amounts identified as full settlement in the legal judgement.

14. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

		2005		2004
Computed "expected" tax expense at statutory rates	$	(135)	$	830
Increase (reduction) in income taxes resulting from:				
Lower effective income tax rate on income of foreign subsidiaries		(524)		(810)
Benefit of losses not reflected in accounts		2,441		1,052
	$	1,782	$	1,072

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

14. INCOME TAXES (cont'd. . .)

a) Future tax assets and liabilities:

The tax effects of temporary differences that give rise to significant future tax assets and future tax liabilities are as follows:

	2005	2004
Future income tax assets:		
Non-capital loss carry forwards	$ 14,544	$ 12,442
Property and equipment – unamortized tax cost in excess of net book value	680	726
Total future tax assets	15,224	13,168
Valuation allowance	(15,224)	(13,168)
Future income tax assets, net of allowance	-	-
Future income tax liabilities:		
Property and equipment - net book value in excess of unamortized capital cost	356	289
Other assets - net book value in excess of unamortized tax cost	324	353
Withholding tax on repatriation of retained earnings from foreign subsidiaries	125	112
Total future tax liabilities	805	754
Net future income tax liability	$ 805	$ 754

b) Potential future tax benefits

At December 31, 2005, the Company has Canadian non-capital loss carry forwards of approximately $15 million and United States' operating losses of approximately $20 million. The Canadian non-capital loss carry forwards and United States' operating losses expire at various dates prior to 2014 and 2024, respectively. The potential income tax benefits related to the Canadian loss carry forwards, and the United States' operating losses have not been reflected in the accounts.

15. RELATED PARTY TRANSACTIONS

Included in accounts receivable is $2,564,000 (2004 - $1,108,000) due from Thunderbird Panama. Also included in accounts receivable is $496,000 (2004 - $651,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. RELATED PARTY TRANSACTIONS (cont'd...)

Included in accounts receivable is $310,000 (2004 - $393,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $312,000 (2004 - $192,000) of bonuses payable to the officers, which will be offset against the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,696,000 (2004 - $200,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (2004 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes due on the earlier of November 2006 or upon ceasing employment.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

16. COMMITMENTS AND CONTINGENCIES

a) As at December 31, 2005, minimum operating lease payments of the Company and the Company's share of minimum operating lease payments of joint ventures were as follows:

2006	$ 4,335
2007	4,386
2008	4,140
2009	1,878
2010	1,885
Thereafter	14,478
	$ 31,102

In addition to the above, Thunderbird Panama is committed to pay minimum annual rentals for two of the casinos equal to 9% of the net win less the income participation payable to the Government of the Republic of Panama.

Rent expense for the year ended December 31, 2005 was $3,197,000 (2004 - $2,235,000).

b) Thunderbird Panama is committed to pay the Government of the Republic of Panama an annual minimum income participation equal to $4,216,000 in the first year, which increases by 2% per year, or 10% of Thunderbird Panama's gross income, whichever is higher. This commitment commenced in August 1998, on the opening of the first casino in the Republic of Panama, and related payments commenced shortly thereafter. Amounts paid under the agreement by Thunderbird Panama were $4,716,000 in 2005 (2004 - $4,440,000).

c) Thunderbird Panama is committed to pay a 2% profit interest, defined as gross revenue less operating expenses, in the Panamanian operations to a third party. The Company is committed to pay to a third party $6,700 (2004 - $6,700) each month while operations continue in the Republic of Panama commencing July 1999, for a maximum of 10 years. During the year ended December 31, 2004, the Company prepaid half of the remaining balance of this obligation at a discounted rate and is amortizing the payment over the remaining life of the original maximum of 10 years.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

16. COMMITMENTS AND CONTINGENCIES (cont'd...)

d) In connection with the equity investment in Venezuela, the Company has pledged its shares of the equity investment as collateral on a $2,322,000 loan made available by a Venezuelan financial institution to the investee.

e) Thunderbird Gaming Inc. ("TGI"), a wholly-owned subsidiary of the Company that has been inactive since 1996, received notification of a reassessment from the Canada Revenue Agency ("CRA") with respect to a transfer of assets in 1996 in relation to the California Indian gaming business previously operated by TGI. Specifically, this reassessment stems from a transfer of assets which CRA contends was under valued. The reassessment is in the amount of CDN$380,000.

To date, TGI has submitted applications to CRA utilizing its net operating loss ("NOL") in a manner that reduced the actual tax liability to zero and is taking the position that the valuation of assets was accurate in order to preserve its NOL. By taking this position, TGI believes it avoids the imposition of interest on tax, which is the subject of the reassessment. Further, TGI has filed a fairness application with the appropriate Canadian taxing authority requesting a complete abatement of the alleged interest imposed on the alleged tax liability. In this filing, management alleges that TGI received unconscionable and egregious treatment from CRA in addition to experiencing excessive delays in the reassessment process. TGI has also recently filed an appeal of CRA's assessment with the tax courts in Canada in which TGI will attempt to establish that the underlying tax liability should never have been assessed. The fairness application and appeal to the tax courts in Canada are pending.

The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a significant liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this reassessment.

f) The Company's 1999, 2001, and 2002, are under audit by Canada Revenue Agency ("CRA"). On January 26, 2006, the Company received notification of a proposed reassessment from the CRA with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL the Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. By taking this position, the Company avoids the imposition of the penalty. The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this proposed reassessment.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

16. COMMITMENTS AND CONTINGENCIES (cont'd...)

g) International Thunderbird Gaming Corporation vs. Government of Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

h). Brannon vs. International Thunderbird Gaming Corporation and Entertainmens De Mexico S.A. This lawsuit was filed in relation to the Company's investment in the skill game operations in Mexico. Brannon claims that the Company owes him $350,000 stemming from his transfer of all interest he had in the entity, Entertainmens de Mexico. The Company intends to vigorously defend the action and will also file a cross claim against Brannon claiming fraud and misrepresentation of Brannon's assertion that the Company could take over the business and operate the skill game facility. The parties negotiated a standstill agreement in which the case will be delayed until after the NAFTA trial is concluded.

i) Pardini & Asociados v. International Thunderbird Gaming Corporation: This lawsuit was filed in the latter part of 2004. Pardini is a law firm in Panama City Panama claiming that the company owes it fees for assisting in the Panama casino bid back in 1998. The company deems this matter completely frivolous and intends a vigorous defense.

j) The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) in favor of Thunderbird's petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006.

k) As at December 31, 2005, principal payments required under the terms of the loan agreements and their liabilities in each of the next five years are as follows:

Year ending December 31:	
2006	$ 17,425
2007	7,364
2008	6,365
2009	3,907
2010	878
Thereafter	906
	$ 36,845

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

17. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value:

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable approximate their fair value because of the short-term maturities of these items. The carrying amount of the restricted cash approximates fair value because of the high liquidity of the item. Certain of the Company's amounts receivable, loans payable and other payables do not bear any interest, bear fixed rates of interest or are due to related parties and accordingly, the fair value of these financial instruments cannot be determined.

Credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and amounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. The Company has limited concentrations of credit risk with respect to accounts receivable since 70% of its accounts receivable is due from its joint ventures and officers. At December 31, 2005, the Company has accounts receivable of $3 million (2004 – $1.8 million) due from its joint ventures in Panama and Costa Rica. The Company mitigates credit risk through standard credit and reference checks, but generally does not require collateral to support accounts receivable.

Currency risk:

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

18. INVESTMENT IN JOINT VENTURES

Amounts included in these financial statements related to the Company's interest in joint ventures are as follows:

	2005	2004
Current assets	$ 2,667	$ 3,281
Long-term assets	17,743	10,792
Current liabilities	9,299	4,863
Long-term liabilities	7,114	3,779
Revenue	26,907	20,097
Expenses	25,338	18,222
Net income before taxes	1,569	1,875
Cash flows from operating activities	3,618	1,755
Cash flows from financing activities	4,565	3,322
Cash flows from investing activities	(9,204)	(4,508)

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

19. SEGMENTED INFORMATION

Management has organized the enterprise based on geographic areas of operations. Based on this organization, the Company has the following reportable segments. The accounting policies of the segments are the same as those described in Note 2 of the financial statements.

2005	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Corporate And Other	Total
External revenue	$ 20,768	$ 4,966	$ 5,806	$ 10,833	$ 4,550	$ 513	$ 47,436
Depreciation and Amortization	1,710	160	322	254	709	76	3,231
Income tax expense	565	263	150	375		429	1,782
Net income (loss) from continuing operations	1,240	1,207	298	436	(4,072)	(1,286)	(2,177)
Segment assets	15,010	1,226	5,038	4,646	10,857	19,333	56,110

2004	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Corporate And Other	Total
External revenue	$ 18,105	$ 4,017	$ 1,991	$ 1,404	$ -	$ 131	$ 25,648
Depreciation and Amortization	1,555	101	26	62	-	120	1,864
Income tax expense	621	209	74	48	-	120	1,072
Net income (loss) from continuing operations	1,195	1,381	84	59	(257)	(1,100)	1,362
Segment assets	10,518	598	3,402	3,360	9,917	2,706	30,501

Geographic information as at December 31, 2005:

	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Other	Total
Revenue	$ 20,768	$ 4,966	$ 5,806	$ 10,833	$ 4,550	$ 513	$ 47,436
Property and equipment	10,619	752	4,196	3,285	8,586	1,279	28,717

Geographic information as at December 31, 2004:

	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Other	Total
Revenue	$ 18,105	$ 4,017	$ 1,991	$ 1,404	$ -	$ 131	$ 25,648
Property and equipment	6,506	403	2,360	3,022	783	91	13,165

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

20. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2005:

a) International Thunderbird Gaming Corporation vs. Government of Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

b) The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) in favor of Thunderbird's petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006

c) The Company's 1999, 2001, and 2002, are under audit by Canada Revenue Agency ("CRA"). On January 26, 2006, the Company received notification of a proposed reassessment from the CRA with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL The Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. By taking this position, the Company avoids the imposition of the penalty. The Company believes CRA's case is without merit and intends to vigorously challenge the reassessment. As the Company does not expect a liability arising out of this reassessment, there is no accrual in these consolidated financial statements related to this proposed reassessment.

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Thunderbird Resorts, Inc.

Fiscal year end date used to calculate capitalization: December 31, 2005

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 24,864,867	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $1.01(CDN)	
Market value of class or series	(i) X (ii) =	(A) $25,113,516
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) N/A

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) -0-
(Repeat for each class or series of securities)		(D) N/A

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$25,113,516

Participation Fee $1,300

(From Appendix A of the Rule, select the participation fee beside

the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \quad \times \quad \text{Number of entire months remaining in the issuer's fiscal year}}{12} = \quad \text{N/A}$$

Late Fee, if applicable
(As determined under section 2.5 of the Rule) N/A

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

May 1, 2006

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

May 1, 2006, disseminated via CCN Matthews to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
1st day of May, 2006.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird resorts

FOR IMMEDIATE RELEASE **May 1, 2006**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: **info@thunderbirdresorts.com**

Thunderbird Reports Fourth Quarter, Full-Year Results; Opening of Second Property in the Philippines

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) today reported record high fourth quarter revenues of $16.0 million, up 108% from revenues of $7.7 million in the 2004 fourth quarter. For the full year, revenues rose 85% to a record high of $47.4 million from $25.6 million in 2004.

In addition to its strong revenue increases in the 2005 fourth-quarter, Thunderbird also incurred significant development costs and operating losses while recording a gain on the sale of certain operations:

- In Nicaragua, an accumulated development cost of $924 thousand was incurred related to the pre-opening costs for two new properties under development
- In Chile, development costs of $130 thousand were incurred
- In the Philippines, development costs of $350 thousand were incurred
- In the Philippines, an operating loss of $(1.6) million was incurred
- In Venezuela, the Company sold its only operation and recognized a net gain of $1.8 million, $740 thousand of which was recognized in the 4th quarter due to advance payment on the promissory note received from the sale

As a result of the these events, strong 4th quarter operating results were impacted which resulted in a net loss of $(1.3) million compared to a net loss of $(60) thousand in fourth quarter 2004, a 207% increase, while diluted loss per share for the 2005 fourth quarter was $(0.05), compared with diluted loss per share of $(0.00) in the year-ago quarter. Adjusted EBITDA in the fourth quarter 2005, excluding non-recurring items, development costs, special charges and minority interests was $2.3 million or $0.08 per diluted share, compared to $1.5 million or $0.05 per share for the year-ago quarter. The net loss was $(1.3) million, or $(0.05) per diluted share, for the 2005 fourth quarter, compared to a net income of ($60) thousand, or $Nil per diluted share, for the 2004 fourth quarter.

The loss in the Philippines coupled with higher than normal project development costs greatly impacted the 4th quarter earnings. The Company believes that the Philippines will become a profit centre during 2006 and the development expenses incurred in 2005 will benefit the company for years to come.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

Cash provided by continuing operations increased to $2.9 million for the 4th quarter 2005 from $757 thousand million for the 4th quarter 2004. At December 31, 2005 the Company had a working capital deficiency of $8.8 million compared to working capital deficiency of $2.7 million as of September 30, 2005. The Company attributes this increase primarily to the development of Poro Point in the Philippines, slow operations in the Philippines, and increased debt due to the expansion of the casinos in Panama. Poro Point used $3.0 million in cash that was on hand at the end of Q3 along with the increase in current liabilities of $600 thousand to fund the development of the project. The current liabilities also increased for the Manila casino an additional $1.3 million, $400 thousand of which was for additional PAGCOR fees. Another $450 thousand was recorded as due to related parties, which recorded the cost of the acquisition of the gaming license from PAGCOR and corresponding liability pursuant to the original agreement. The remaining $600 thousand were increases in short term liabilities due to the past poor performance and large PAGCOR fees. In addition to the Philippines, the current liabilities in Panama increased $1.5 million due to additional short term debt of $900 thousand plus an increase of $600 thousand in current liabilities for the expansion of their casinos; these increases were offset by a cumulative decrease from the other operations of the Company by $300 thousand. Interest expense for 4th quarter 2005 was $1.8 million as compared to $1.1 million in 2004.

For the full-year, the net loss was $(2.2) million compared to net income of $1.4 million in 2004, a 260% decrease, while 2005 diluted loss per share was $(0.08), compared with diluted earnings per share of $0.05 in 2004. For the year 2005, the Company achieved an Adjusted EBITDA excluding non-recurring items, development costs, special charges and minority interests was approximately $7.8 million or $0.28 per diluted share as compared to $6.0 million or $0.22 per diluted share for 2004.

Entry into the Philippines market and initial operating results generated a net loss for the full-year 2005 of $(4.1) million. Development costs of $983 thousand in Chile, $886 thousand in the Philippines, and $924 thousand in Nicaragua also contributed to the net loss for full-year 2005.

Fourth Quarter Highlights:

- In Panama, we expanded our flagship Fiesta Casino to include a complete entertainment offering with the addition of Salsa's, a Thunderbird themed restaurant and bar with daily live entertainment. We now offer over 1,650 gaming positions to our customers in Panama.
- In Costa Rica, we opened one new Fiesta Casino bringing our total number of properties to 4 along with a slot route business. We now offer our customers over 750 gaming positions in Costa Rica.
- In the Philippines, the Company resolved its operational issues at the Fiesta Casino-Eastridge. Various costs associated with the operation that significantly impacted our operating margins are now in line with industry standards and the Company expects the Fiesta Casino-Eastridge will attain profitability on a go-forward basis.

Cash provided by continuing operations increased to $2.9 million for the full year 2005 from $2.7 million for the full-year 2004. Interest expense for full-year 2005 was $3.8 million as compared to $1.1 million in 2004. At December 31, 2005, the Company had a working capital deficiency of $(8.8) million compared to working capital of $1.3 million at the end of 2004. The working capital deficiency is partially a result of Thunderbird's dramatic growth during 2005 when annual revenues almost doubled compared to 2004 revenues. The balance sheet also reflects the effects of the project level financing model used by the Company. This model results in short repayment terms that create high current portions of loans payable.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

The Board of Directors is actively pursuing opportunities to improve the balance sheet through the issuance of new equity capital and the refinancing of certain existing debt agreements. In any event, the Company believes that by continuing to generate strong Adjusted EBITDA results each quarter, and by paying down debt according to the existing terms, it will strengthen its balance sheet, improve its working capital and, eventually build cash reserves.

2005 Highlights:

- In Panama, we opened our sixth property in September and have maintained our status as the market share leader in the full casino sector.
- In Nicaragua, the Company increased its ownership to a "controlling position" in excess of 50% in its subsidiary, Buena Esperanza Limitada S.A. Thunderbird maintained its position as the market share leader in this country.
- In Costa Rica, the Company negotiated and developed a flagship property and one small casino, positioning itself as the leading casino operator in the country. We are positioned for even more growth and profitability in that market in 2006.
- In the Philippines, the Company opened the "Fiesta Resort Casino" in Binangonan in the province of Rizal situated within suburban Manila in the Philippines. This project represents Thunderbird's evolution from simply a casino operator to a recreational property developer and operator, whose anchor is a casino. The adjusted business model, which we intend to deploy in most new markets, is intended to help strengthen our balance sheet and protect the strong cash flow generated from the casino. Revenues from this operation are exceeding management's expectations.
- In Germany, the Company's common shares are now trading under the symbol "OSJ" (ISIN Security No. 886057) on the Frankfurt Stock Exchange. The FSE increases the Company's exposure to European and Asian shareholders who will now have greater trading access to the Company's shares. The CNQ has continued to improve its reputation and systems.

Snapshot of 4th quarter (000's omitted):	**Snapshot of Year end results (000's omitted):**
Revenues: $16 million Earnings (loss): ($1.3) million	Revenues: $47 million Earnings (loss): ($2.2) million
Compared to 2004 Revenues: $7.7 million Earnings (loss): ($60) thousand	**Compared to 2004:** Revenues: $25 million Earnings: $1.4 million

Recent developments in 2006

Philippines: The Fiesta Casino at Poro Point opened on April 28 2006. The Fiesta Casino and Resort at Eastridge continues to set record revenues.

Chile: The Company has been engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) *in favor of Thunderbird's* petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court's ruling is now pending and if the court

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

upholds the rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca will be reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006.

Guatemala: The Company is experiencing new competition which has slightly impacted revenue, albeit we remain the market share leader. The Company is responding by investing in new equipment which has been purchased and will be installed by August 2006. This equipment expansion was funded by a private financing offering of $1.4 million which will expand Thunderbird's flagship property and open one new location.

Nicaragua: The Company is constructing a new Pharoah's Casino in the Holiday Inn-Select in Managua which is scheduled for a May 2006 opening. The Company is also constructing a new Fiesta Casino in Managua which is scheduled to open in the 4th quarter of 2006. The Company secured regional bank financing to construct the new Fiesta Casino.

Costa Rica: This operation set record revenues in March 2006 and continues to perform well. The Costa Rica operation is expanding to several small towns outside of the San Jose metropolitan area as the Company builds more market share and profitability by penetrating important niches in this growing market. The Company continues to conduct due diligence on the acquisition and development of a hotel-casino in the San Jose metropolitan area.

Mexico and NAFTA: A ruling on this matter was made on January 26, 2006. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision. The basis of the motion is that the arbitrators' decision is manifestly unjust and in total disregard of the law.

History of Growth – 1998 to 2005:

The Company has developed 23 projects with revenues exceeding $90 million, at 100% of revenue, in an 8 year time frame. The operational footprint of Thunderbird has significantly grown. Our Panama hub has enabled us to build a cluster of businesses within a 3-hour flight radius. We expect to achieve the same benefits over the next 5 years through our expansions into Chile and Southeast Asia.

During the period 2003 through 2005, we committed to a growth strategy which has dramatically expanded the business. As a result, the Company will continue to incur expenses related to this growth, which will in turn have a negative impact on earnings. However, as new operations begin to add profits, the affect of future development charges on earnings will begin to have less impact. The Company raised approximately $24.7 million during the past year which was used to acquire a controlling interest in the Nicaragua operations, the development and build-out of the Fiesta Casino in San Jose Costa Rica, the moderate expansion of operations in Panama and Guatemala, and the build-out of the Fiesta Casino in Manila.

We now count over 3,500 employees on the Thunderbird team. This team continues to be the most important asset of the Company. Together we have developed and now manage 23 successful operations in 6 countries. Thunderbird Resorts will continue to design, develop and operate recreational properties anchored by casinos in new and existing markets.

Thunderbird Resorts is a successful recreational property developer and operator in each of its markets. Thunderbird Resorts' success is based upon creating genuine value for the community and for its employees and shareholders. Thunderbird Resorts achieves its mission by offering

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

customers dynamic, themed and integrated venues anchored by casinos and gaming facilities. Additional information about Thunderbird is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Non-GAAP Financial Measures
Included in this press release are certain "non-GAAP financial measures," which are measures of our historical or estimated future performance that are different from measures calculated and presented in accordance with GAAP, within the meaning of applicable CNQ rules, that we believe are useful to investors. They are as follows: (i) Adjusted EBITDA and (ii) Adjusted EBITDA and net income, basic EPS and diluted EPS, excluding non-recurring items, special charges and discontinued operations. The following discussion defines these terms and presents the reasons we believe they are useful measures of our performance.

Adjusted EBITDA
Because depreciation and amortization are non-cash items, management and many industry investors believe the presentation of Adjusted EBITDA is useful to management and to investors. Adjusted EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, equity in earnings of affiliates, minority interests, development costs, and gain on refinancing and discontinued operations. We believe Adjusted EBITDA provides useful information to investors regarding our financial condition and results of operations because Adjusted EBITDA is useful for evaluating our performance and our capacity to incur and service debt and to fund capital expenditures. Management also uses Adjusted EBITDA as one measure in determining the value of acquisitions and dispositions.

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

April 5, 2006

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

April 5, 2006, disseminated via CCN Matthews to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. <u>Senior Officers</u>

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. <u>Statement of Director</u>

The foregoing accurately discloses the material change referred to herein.
5th day of April, 2006.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird resorts

RECEIVED
2007 SEP 27 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE **April 5, 2006**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: **info@thunderbirdresorts.com**

UPDATE ON CHILE AND ON OVER-ALL OPERATIONS

Thunderbird Resorts, Inc. ("Thunderbird") (CNQ: BIRD.U and FSE: OSJ) announces:

Chile: In Chile, the Santiago Court of Appeals unanimously ruled (3-0) ***in favor of Thunderbird's*** petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Company is pleased that the litigation process was swift and favorable. The Commission may appeal the decision to the Supreme Court. If the Commission does not appeal, or if the Supreme Court upholds today's rulings, the Company's projects for Algarrobo, Antofagasta, Rancagua and Talca shall be quickly reinserted into the bidding process. Bids are expected to be awarded by early Q4-2006.

Total Revenues for Q1-2006: Thunderbird's gaming and casino revenues throughout Central America and the Philippines continued to perform well in Q1-2006. Our revenues at 100% for Q1-2005 totaled $14,462,000. The Q1-2006 revenues totaled $22,849,000, which is a 58% increase from Q-1 2005

Panama: The Panama operations, of which the Issuer owns 50%, posted revenue of $11,652,000 in Q1-2006. The revenue for the Panama operations continues to hold firm despite greater competion. Thunderbird is remodelling its Fiesta Casino in Colon.

Philippines: Thunderbird's single casino in the Philippines, where Thunderbird controls 60% of the operation, generated revenue of $2,818,000 in Q1-2006 which is a 33% increase over the revenue in Q4-2005. The Fiesta Casino at the Eastbay Resorts (Manila) produced a record month of revenue of $1,128,000 million in the month of March. Management is pleased with the continued growth in revenue since the operation opened in April 2005. The casino and resort project at Poro Point is scheduled to open in April 2006.

Nicaragua: In Nicaragua, the two operating casinos of which Thunderbird owns 52.6% generated $2,973,000 in Q1-2006. Thunderbird's subsidiary operation, Buena Esperanza Ltd. S.A. successfully completed the financing and acquisition of real estate located in Managua where Thunderbird intends to build its fourth Managua casino with an expected opening in September of 2006. Buena Esperanza has also signed an agreement with the Holiday Inn-Select in Managua to open a casino within the hotel. That casino is expected to open in April of 2006.

Guatemala: In Guatemala, the operations generated revenue of $1,666,000 in Q1-2006. Thunderbird is pursuing the opening of the Fiesta Video Loteria Coatepeque which is designed to

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

be one of Thunderbird's typical video lottery operations in Central America. The project is scaled to the economics and demographics of the city of Coatepeque and targets the local population. The Fiesta Video Loteria Coatepeque will be one of the only gaming venues in this city. It will be the closest entertainment center to over 90,000 Guatemalans, many of whom are middle to upper class. The Fiesta Video Loteria Coatepeque, a 400 square meter gaming space, will offer 100 gaming positions. The entertainment facility will also offer a full bar, music, food and entertainment. Thunderbird is also expanding its Video Loteria at the Camino Real in Guatemala City by adding 100 machines to the existing 294 machines.

Costa Rica: In Costa Rica, of which Thunderbird owns 50%, the operation generated $3,742,000 of revenue in Q1-2006. Thunderbird has successfully raised $3 million for the expansion of operations to include 4 new slot parlors to be operated under the new Thunderbird brand name "Lucky's". In addition, the investment will be used to open at least 4 new "slot route" locations. These activities will be administrated under a new entity called "Operation Banshai". The new operation will own and operate approximately 300 slot machines throughout Costa Rica. With the addition of Operation Banshai, Thunderbird will now be the largest slot machine operator in Costa Rica. Thunderbird-owned locations are outside the San Jose metropolitan area in small cities that currently have no casino product. These locations do not offer the full range of amenities found in the Fiesta Casino product. Therefore, Thunderbird has developed the new brand name "Lucky's" to differentiate this product from the Fiesta brand. The slot route operations involve the installation and operation of slot machines on a revenue share basis with a casino operator in strategic, high traffic, locations within various hotels. The location owner and Banshai split gaming revenue. Slot route locations only require machine investment and the purchase of the license. Estimated revenue participation for Thunderbird de Costa Rica will be 40% of the machine's gross revenues with 60% going to the property owner. Thunderbird also has a large casino/hotel/convention center resort site located in San Jose, Costa Rica under contract. Thunderbird is undertaking due diligence and if the due diligence is successful, construction on this project will commence this summer.

Thunderbird Resorts is a successful recreational property developer and operator in each of its markets. Thunderbird Resorts' success is based upon creating genuine value for the community and for its employees and shareholders. Thunderbird Resorts achieves its mission by offering customers dynamic, themed and integrated venues anchored by casinos and gaming facilities. Additional information about Thunderbird is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of Thunderbird are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Thunderbird's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in Thunderbird's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

DAVIDSON & COMPANY LLP — Chartered Accountants — A Partnership of Incorporated Professionals

January 4, 2006

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto Ontario
M5H 3S8

Yukon Registrar of Securities
Corporate Affairs C-6
Community Services
PO Box 2703
Whitehorse, YT
Y1A 3C6

Dear Sirs:

Re: Thunderbird Resorts, Inc. (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated December 22, 2005 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson & Company LLP.

DAVIDSON & COMPANY LLP
Chartered Accountants

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

OLIVA, SAHMEL & GODDARD
CERTIFIED PUBLIC ACCOUNTANTS

January 5, 2006

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia St.
Vancouver, BC
Canada V7Y 1L2

Ontario Securities Commission
Cadillac Fairview Tower
Suite 800, Box 55
20 Queen Street West
Toronto, ON
Canada M5H 3S8

Yukon Registrar of Securities
Law Center, 3rd Floor
2130 Second Ave.
Whitehorse, Yukon Territory
Canada Y1A 5H6

Re: Thunderbird Resorts, Inc. (the "Company")
Notice of Change of Auditor

Dear Sir/Madam:

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor dated December 22, 2005, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Sincerely,

OLIVA, SAHMEL & GODDARD

Fdata06 Thunderbirdltrg010406

4510 EXECUTIVE DRIVE, SUITE 113 - SAN DIEGO, CA 92121-3022
(858) 554-0800 - FAX: (858) 554-0865

NOTICE OF CHANGE OF AUDITOR

RE: NOTICE OF CHANGE OF AUDITOR – Part 4.11 of National Instrument 51-102

TO: British Columbia Securities Commission
Ontario Securities Commission
Yukon Registrar of Securities
Davidson & Company, LLP
Oliva, Sahmel & Goddard, Chartered Accountants

DATED: December 22, 2005

Pursuant to Section 4.11 of National Instrument 51-102, Thunderbird Resorts, Inc. (**"Thunderbird"**) hereby advises that Davidson & Company, LLP, resigned at Thunderbird's request as Thunderbird's auditor as of December 31. 2005. The Board of Directors of Thunderbird have appointed Oliva, Sahmel & Goddard, Chartered Accountants, as Thunderbird's auditor in the place and stead of the former auditor until the close of the next Annual General Meeting of Thunderbird.

Thunderbird confirms:

(a) Davidson & Company LLP, former auditors of Thunderbird tendered their resignation (the "Resignation") effective December 31, 2005, and the directors of Thunderbird on December 31, 2005 have appointed Oliva, Sahmel & Goddard, Chartered Accountants, as successor auditors in their place;

(b) Davidson & Company LLP, the former auditors of Thunderbird were requested to resign at the request of Thunderbird;

(c) the resignation of Davidson & Company LLP, and appointment of Oliva, Sahmel & Goddard in their place has been approved by the Audit Committee and the Board of Directors of Thunderbird;

(d) there have been no reservations contained in Davidson & Company LLP, the former auditor's reports on any of the financial statements of Thunderbird commencing at the beginning of the two most recently completed fiscal years and ending on December 31, 2004; and

(3) Thunderbird is of the opinion that there were no "reportable events" as defined in Section 4.11 7(e) of National Instrument 51-102, which occurred for the past fiscal year or for any period subsequent to the most recently completed fiscal period for which an auditor's report was issued.

Thunderbird Resorts, Inc.

Per

Albert W. Atallah
Vice President & General Counsel

Pacific Corporate Trust Company

625 Howe St
10th Floor
Vancouver BC
V6C 3B8

T 604.689.9853
F 604.689.8144
pacific@pctc.com
http://www.pctc.com/

March 9, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

**** REVISED ****

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**THUNDERBIRD RESORTS, INC.**
Meeting Type:	Annual and Special Meeting (REVISED)
ISIN:	CA8860571089
Meeting Date:	June 12, 2006 (REVISED)
Record Date for Notice:	May 8, 2006 (REVISED)
Record Date for Voting:	May 8, 2006 (REVISED)
Beneficial Ownership Determination Date:	May 8, 2006 (REVISED)
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs (REVISED)
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"YASMIN JUMA"

YASMIN JUMA
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\7258BIR_1.pdf

Pacific Corporate Trust Company

625 Howe St
10th Floor
Vancouver BC
V6C 3B8

T 604.689.9853
F 604.689.8144
pacific@pctc.com
http://www.pctc.com/

February 28, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**THUNDERBIRD RESORTS, INC.**
Meeting Type:	Special Meeting
ISIN:	CA8860571089
Meeting Date:	May 1, 2006
Record Date for Notice:	March 27, 2006
Record Date for Voting:	March 27, 2006
Beneficial Ownership Determination Date:	March 27, 2006
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"YASMIN JUMA"

YASMIN JUMA
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\7258BIR.pdf

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

February 10, 2006

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

February 10, 2006, disseminated via CCN Matthews to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
10th day of February, 2006.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird
resorts

FOR IMMEDIATE RELEASE **February 10, 2006**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

NEW AUDITOR AND RESIGNATION OF DIRECTOR

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) announces:

APPOINTMENT OF NEW AUDITOR

Davidson & Company, who has been the Company's auditor for the years ending December 31, 2002, 2003, 2004, resigned as auditor. The Company has appointed a San Diego firm, Oliva, Sahmel & Goddard, as its auditor. The Company's operations in Panama, Guatemala, Nicaragua, and Costa Rica and in the Philippines will be audited by the Ernst & Young auditing firms located in each of those countries while Oliva, Sahmel & Goddard will conduct the consolidated audit for the parent company, Thunderbird Resorts, Inc.

KLAUS MOSER RESIGNS AS DIRECTOR

Klaus Moser resigned his position as a director of the Company and as President of the subsidiary, "Thunderbird Hotels".

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

FOR IMMEDIATE RELEASE **January 27, 2006**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: info@thunderbirdresorts.com

NAFTA TRIBUNAL REJECTS THUNDERBIRD'S CLAIMS AGAINST MEXICO

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) announces:

Thunderbird submitted a NAFTA claim against Mexico in August 2002, contending that the regulation and closure of its gaming facilities by Secretaria De Gobernacion, the Mexican government agency that has jurisdiction over gaming activity and enforcement, breached Mexico's obligations under Chapter Eleven of the North American Free Trade Agreement. Thunderbird claimed that Mexico's regulation and closure of its skill game facilities violated the national treatment obligation; the most-favored-nation treatment obligation; the obligation to accord better treatment in accordance with international law; and the prohibition on expropriation.

The NAFTA tribunal rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. In addition, the NAFTA Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". Albert Atallah stated "it did so in spite of the dissenting arbitrator's assertion that such an award would be unprecedented."

Albert W. Atallah, General Counsel, commented that "the Company faces similar acts of unfairness by government officials in certain developing countries, but believed that NAFTA would 'level the playing field' in Mexico...clearly it did not as [the] same government that shut down the Thunderbird operations has granted permits to numerous Mexican operators with this exact type of machine." Mr. Atallah further contends that "given this background, there appears to be no fairness or 'teeth' to the NAFTA trade treaty that by this ruling allows Mexico operators to continue operating and dramatically expand these 'skill game establishments' while Mexico's enforcement agency shuts down the Thunderbird establishments." Finally, Mr. Atallah believes "[as] a practical matter, that the threat of an attorneys' fee award will close the door to claimants seeking justice in a NAFTA tribunal Furthermore, [the] risk of costs and attorneys' fees to an unsuccessful claimant will have a chilling effect on various companies' rights to pursue a legitimate NAFTA remedy."

Jack R. Mitchell, President and CEO, commented that "the NAFTA decision will not deter the Company in its mission to be the most successful recreational property developer and operator in each of our markets."

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTARIO SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 75".

Item 1. Reporting Issuer

State the full name and address of the principal office of the reporting issuer.

Thunderbird Resorts, Inc.
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 2. Date of Material Change

January 27, 2006

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 75(1) of the Act.

January 27, 2006, disseminated via CCN Matthews to Canada and US-wide investment network distribution. Also distributed to the Vancouver Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please refer to attached Press Release.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Please refer to attached Press Release.

Item 6. Reliance on Section 75(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 75(3) of the Act, state the reasons for such reliance.

INSTRUCTION:

Refer to Section 75 of the Act and to the Regulation concerning continuing obligations in respect of reports filed pursuant to section 75(3) of the Act.

Not Applicable.

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed by Section 75(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provided the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 140(2) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section 4 of the Regulation.

Not Applicable.

Item 8. Senior Officers

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jack R. Mitchell, President & CEO
12155 Dearborn Place
Poway, CA 92064
(858) 668-1808

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.
27th day of January, 2006.

Thunderbird Resorts, Inc.
Per:

"Jack R. Mitchell"

Jack R. Mitchell
President & CEO

Thunderbird
resorts

FOR IMMEDIATE RELEASE **January 27, 2006**

Contact: Investor Relations
Albert W. Atallah
Phone: (858) 668-1808 ext. 206
e-mail: **info@thunderbirdresorts.com**

NAFTA TRIBUNAL REJECTS THUNDERBIRD'S CLAIMS AGAINST MEXICO

Thunderbird Resorts, Inc. (CNQ: BIRD.U and FSE: OSJ) announces:

Thunderbird submitted a NAFTA claim against Mexico in August 2002, contending that the regulation and closure of its gaming facilities by Secretaria De Gobernacion, the Mexican government agency that has jurisdiction over gaming activity and enforcement, breached Mexico's obligations under Chapter Eleven of the North American Free Trade Agreement. Thunderbird claimed that Mexico's regulation and closure of its skill game facilities violated the national treatment obligation; the most-favored-nation treatment obligation; the obligation to accord better treatment in accordance with international law; and the prohibition on expropriation.

The NAFTA tribunal rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. In addition, the NAFTA Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". Albert Atallah stated "it did so in spite of the dissenting arbitrator's assertion that such an award would be unprecedented."

Albert W. Atallah, General Counsel, commented that "the Company faces similar acts of unfairness by government officials in certain developing countries, but believed that NAFTA would 'level the playing field' in Mexico...clearly it did not as [the] same government that shut down the Thunderbird operations has granted permits to numerous Mexican operators with this exact type of machine." Mr. Atallah further contends that "given this background, there appears to be no fairness or 'teeth' to the NAFTA trade treaty that by this ruling allows Mexico operators to continue operating and dramatically expand these 'skill game establishments' while Mexico's enforcement agency shuts down the Thunderbird establishments." Finally, Mr. Atallah believes "[as] a practical matter, that the threat of an attorneys' fee award will close the door to claimants seeking justice in a NAFTA tribunal Furthermore, [the] risk of costs and attorneys' fees to an unsuccessful claimant will have a chilling effect on various companies' rights to pursue a legitimate NAFTA remedy."

Jack R. Mitchell, President and CEO, commented that "the NAFTA decision will not deter the Company in its mission to be the most successful recreational property developer and operator in each of our markets."

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of the securities laws and regulations of various international, federal, and state jurisdictions. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064
Phone: (858) 668-1808 Fax: (858) 513-3760
e-mail: info@thunderbirdresorts.com website: www.thunderbirdresorts.com

END